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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

State of Israel	0000052749
Exact name of registrant as specified in charter	Registrant CIK Number
Exhibit C to Form 18-K for fiscal year ended December 31, 2008	N/A
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Identify the provision of Reg. S-T under which this exhibit is being filed in paper: X Rule 311 (Permitted Paper Exhibit)

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on June 29, 2009.

STATE OF ISRAEL

By:__________
Name: Zvi Chalamish
Title: Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

By:__________
Name: Ran Alon
Title: Deputy Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

STATE OF ISRAEL

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the State of Israel's Annual Report on Form 18-K for the year ended December 31, 2008, pursuant to Rule 306(c) under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C: Copy of the State Budget Proposal for Fiscal Years 2009-2010 (in Hebrew).

תקציב המדינה
הצעה לשנות הכספים
2009-2010

עיקרי התקציב
ותכנית תקציב רב-שנתית

ירושלים סיוון התשס"ט יוני 2009

אל הקורא,

חוברת זו מרכזת בצורה תמציתית את עיקריה של הצעת התקציב לשנות הכספים 2010-2009. חומר נוסף הקשור לפעולות הממשלה במסגרת תקציב 2010-2009 ניתן למצוא בחוברות המפורטות של הצעת תקציב זו.

תוכן העניינים

עמוד

חלק א: מסמכי התקציב

חלק ב: סקירה כללית

חלק ג: סקירת עיקרי הפעולות

חלק ד: הכנסות המדינה ממסים

חלק ה: תכנית תקציב רב-שנתי מונחת על שולחן הכנסת

חלק ו: נספחים

לוחות התקציב

חלק א

מסמכי התקציב

הצעת חוק התקציב לשנות הכספים 2010-2009, התשס"ט-2009

הצעת התקציב לשנות הכספים 2010-2009

תחזית התקבולים והמלוות לשנות הכספים 2010-2009

אומדן הטבות המס לשנות הכספים 2010-2009

הצעת תקציב המפעלים העסקיים לשנות הכספים 2010-2009

הצעת חוק התקציב לשנות הכספים 2009-2010 התשס"ט-2009

הגדרות

1. בחוק זה -

'סעיף תקציב' - סכום או מספר מִשרות הנקובים בשורת הכותרת שסימנה - קו כפול מקוטע.

'תחום פעולה' - סכום או מספר משרות הנקובים בשורת הכותרת שסימנה - קו נקודה.

'תכנית' - סכום או מספר משרות הנקובים בשורה בלי סימון.

'שנת הכספים 2009' - התקופה המתחילה ביום ה' בטבת התשס"ט (1 בינואר 2009) והמסתיימת ביום י"ד בטבת התש"ע (31 בדצמבר 2009).

'שנת הכספים 2010' - התקופה המתחילה ביום ט"ו' בטבת התש"ע (1 בינואר 2010) והמסתיימת ביום כ"ד בטבת התשע"א (31 בדצמבר 2010).

כל מונח אחר - כמשמעותו בחוק יסודות התקציב, התשמ"ה-1985 (להלן - חוק יסודות התקציב).

תקציב ההוצאה וחלוקתו

2. א. הממשלה רשאית להוציא בשנת הכספים 2009 סכום של 316,553,346 אלף ש"ח. חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הראשון של התוספת הראשונה הנקרא 'הוצאה'.

ב. הממשלה רשאית להוציא בשנת הכספים 2010 סכום של 325,287,959 אלף ש"ח. חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הראשון של התוספת הראשונה הנקרא 'הוצאה'.

תקציב ההוצאה המותנית בהכנסה

3. א. בנוסף לכל הסכומים שהממשלה רשאית להוציא לפי סעיף 2(א), היא רשאית להוציא בשנת הכספים 2009, כהוצאה מותנית בהכנסה, 14,313,097 אלף ש"ח. חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור השני של התוספת הראשונה הנקרא 'הוצאה מותנית בהכנסה'.

ב. בנוסף לכל הסכומים שהממשלה רשאית להוציא לפי סעיף 2(ב), היא רשאית להוציא בשנת הכספים 2010, כהוצאה מותנית בהכנסה, 16,512,985 אלף ש"ח. חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור השני של התוספת הראשונה הנקרא 'הוצאה מותנית בהכנסה'.

שיא כוח אדם

4. א. הממשלה רשאית, בשנת הכספים 2009, למלא 60,576 משרות שיא כוח אדם. חלוקת מספר זה לחלקים, וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הרביעי של התוספת הראשונה הנקרא 'שיא כוח אדם'.

ב. הממשלה רשאית, בשנת הכספים 2010, למלא 61,840 משרות שיא כוח אדם. חלוקת מספר זה לחלקים, וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הרביעי של התוספת הראשונה הנקרא 'שיא כוח אדם'.

תקציב מפעלים עסקיים

5. א. בנוסף לסכומים שהממשלה רשאית להוציא לפי סעיפים 2(א) ו-3(א), היא רשאית להוציא בשנת הכספים 2009 את הסכומים הנקובים בטור הראשון של החלק השני בתוספת השנייה (להלן - תקציב מפעלים עסקיים). חלוקת סכומים אלה לסעיפי תקציב, לתחומי פעולה ולתכניות תהיה כמפורט באותו החלק.

ב. בנוסף לסכומים שהממשלה רשאית להוציא לפי סעיפים 2(ב) ו-3(ב), היא רשאית להוציא בשנת הכספים 2010 את הסכומים הנקובים בטור הראשון של החלק השני בתוספת השנייה (להלן - תקציב מפעלים עסקיים). חלוקת סכומים אלה לסעיפי תקציב, לתחומי פעולה ולתכניות תהיה כמפורט באותו החלק.

ג. בנוסף למספר המשרות שהממשלה רשאית למלא לפי סעיף 4(א), בשנת הכספים 2009, היא רשאית למלא 18,865.5 משרות במפעלים העסקיים. חלוקת מספר זה לסעיפי תקציב, לתחומי פעולה ולתכניות תהיה כמפורט בטור השלישי של החלק השני של תקציב המִפעלים העסקיים.

ד. בנוסף למספר המשרות שהממשלה רשאית למלא לפי סעיף 4(ב), בשנת הכספים 2010, היא רשאית למלא 19,133.5 משרות במפעלים העסקיים. חלוקת מספר זה לסעיפי תקציב, לתחומי פעולה ולתכניות תהיה כמפורט בטור השלישי של החלק השני של תקציב המִפעלים העסקיים.

ה. תחזית ההכנסות לכיסוי תקציב המפעלים העסקיים בשנת הכספים 2009, היא כמפורט בחלק הראשון של התוספת השנייה.

ו. תחזית ההכנסות לכיסוי תקציב המפעלים העסקיים בשנת הכספים 2010, היא כמפורט בחלק הראשון של התוספת השנייה.

הוראות לעניין סעיפים מסוימים

6. בשנות הכספים 2010-2009, לעניין שימוש ב"רזרבה הכללית" לפי סעיף 12 לחוק יסודות התקציב, למטרה שבמסגרת הפעילות של משרד ראש הממשלה, לפי בקשת שר האוצר - הודעתו בהתאם לסעיף האמור תהא לוועדה מיוחדת שתמנה ועדת החוץ והביטחון של הכנסת מקרב חבריהו ולא לועדת הכספים של הכנסת.

תחילה

7. תחילתו של חוק זה ביום ה' בטבת התשס"ט (1 בינואר 2009).

פרסום

8. חוק זה יפורסם ברשומות תוך שלושה חודשים מיום קבלתו.

הצעת התקציב לשנת הכספים 2009

(באלפי ש"ח)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
	סך-הכול כללי	**316,553,346**	**14,313,097**	**79,401,772**	**60,576.0**
חלק א:	תקציב רגיל	225,234,865	11,859,600	49,752,701	60,576.0
חלק ב:	תקציב פיתוח וחשבון הון	91,318,481	2,453,497	29,649,071	
חלק א:	**תקציב רגיל**	**225,234,865**	**11,859,600**	**49,752,701**	**60,576.0**
	ממשל ומינהל	**33,971,636**	**2,460,303**	**3,022,472**	**40,057.5**
01	נשיא המדינה	37,012	800		39.5
02	כנסת *	442,895	1,680		525.0
03	חברי ממשלה	93,605			
04	משרד ראש הממשלה	1,770,538	27,733	170,731	874.0
05	משרד האוצר	1,589,690	300,107	27,233	5,052.5
06	משרד הפנים	348,579	30,662	99,129	460.0
07	המשרד לביטחון הפנים	8,573,117	562,417	2,390,155	26,754.0
08	משרד המשפטים	2,072,653	632,335		3,985.5
09	משרד החוץ	1,395,180	47,305		1,036.0
10	המועצה הלאומית לביטחון	28,328			1.0
11	משרד מבקר המדינה **	213,791			545.0
12	גימלאות ופיצויים	11,591,562	606,500		
13	הוצאות שונות	4,466,948	65,415	273,943	
14	מימון מפלגות	124,358			
19	משרד המדע, התרבות והספורט	798,635	22,381	41,243	71.5
26	המשרד להגנת הסביבה	200,189	150,471	20,038	240.0
68	רשות האוכלוסין, ההגירה ומעברי הגבול	224,556	12,497		473.5
	ביטחון	**46,254,646**	**2,458,060**	**31,805,107**	**1,922.0**
15	משרד הביטחון	46,039,495	2,403,000	31,693,000	• 1,760.0
16	הוצאות חירום אזרחיות	125,140		112,107	12.0
17	תיאום הפעולות בשטחים	90,011	55,060		150.0

* הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

הצעת התקציב לשנת הכספים 2009 (המשך)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
18	**רשויות מקומיות**	**3,343,438**			
	===========	=======			
	שירותי חברה	**93,789,354**	**6,093,274**	**2,893,600**	**14,095.5**
	=========	========	========	========	=====
20	משרד החינוך	30,311,997	1,550,552	1,465,566	1,961.0
21	השכלה הגבוהה	6,449,955			
23	משרד הרווחה	3,925,885	1,352,488	83,561	2,362.0
24	משרד הבריאות	16,125,962	3,125,627	281,605	8,794.0
27	העברות למוסד לביטוח לאומי	28,029,812			
25	תגמולים לנכי רדיפות הנאצים	2,426,001	1,812		57.0
29	משרד הבינוי והשיכון	205,964	3,500		546.0
30	המשרד לקליטת העלייה	1,271,316	24,295	596,923	346.5
32	תמיכות שונות	3,513,812	35,000	465,945	
46	חוק חיילים משוחררים	1,520,881			22.0
56	נציבות שוויון זכויות לאנשים עם מוגבלויות	7,769			7.0
	כלכלה ומשק	**7,415,088**	**847,963**	**2,031,522**	**4,001.0**
	=========	========	======	========	=====
33	משרד החקלאות ופיתוח הכפר	638,412	221,967	218,568	1,144.0
34	משרד התשתיות הלאומיות	81,599	4,954		165.0
35	הוועדה לאנרגיה אטומית	147,927			
36	משרד התעשייה, המסחר והתעסוקה	1,886,053	64,833	103,918	1,577.5
37	משרד התיירות	246,661	6,228	323,167	139.5
38	תמיכות בענפי משק	1,505,668	431,773	1,268,157	
39	משרד התקשורת	49,701	448		85.0
40	משרד התחבורה	409,672	84,940	33,000	528.0
41	הרשות הממשלתית למים וביוב	134,282	3,218	34,750	91.5
42	מענקי בינוי ושיכון	2,070,775	4,820	49,462	
43	המרכז למיפוי ישראל	69,298	24,482	500	249.5
54	רשויות הפיקוח	175,040	300		21.0
	==========				

הצעת התקציב לשנת הכספים 2009 (המשך)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
45	**תשלום ריבית ועמלות**	**35,650,000**			
	רזרבות	**4,810,703**		**10,000,000**	**500.0**
47	רזרבה כללית	4,810,703		10,000,000	500.0
	חלק ב: תקציב פיתוח וחשבון הון	**91,318,481**	**2,453,497**	**29,649,071**	
	תקציב פיתוח	15,552,481	2,453,497	29,649,071	
	השקעות במימשל ומינהל	**540,782**	**91,460**	**2,768,306**	
51	דיור ממשלתי	35,350	45,549	889,318	
52	משטרה ובתי סוהר	350,717	33,911	1,645,248	
53	בתי משפט	111,559	2,000	123,803	
55	האוצר	43,156	10,000	109,937	
	השקעות בשירותי חברה	**2,992,687**	**855,173**	**4,257,649**	
60	חינוך	566,202		744,682	
67	בריאות	300,387	77,423	462,525	
70	שיכון	2,126,098	777,750	3,050,442	
	השקעות בענפי משק	**12,019,012**	**1,506,864**	**22,623,116**	
73	מפעלי מים	1,024,513	6,000	1,443,437	
76	פיתוח התעשייה	63,727	40,000	105,800	
78	תיירות	161,611		62,035	
79	פיתוח התחבורה	6,637,665	60,000	4,530,000	
83	הוצאות פיתוח שונות	4,131,496	1,400,864	16,481,844	
84	תשלום חובות	75,766,000			

הצעת התקציב לשנת הכספים 2010

(באלפי ש"ח)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
	סך-הכול כללי	**325,287,959**	**16,512,985**	**83,265,795**	**61,840.0**
	=========	=========	========	========	=====
	חלק א: תקציב רגיל	234,195,342	13,921,228	51,152,753	61,840.0
	חלק ב: תקציב פיתוח וחשבון הון	91,092,617	2,591,757	32,113,042	
	חלק א: תקציב רגיל	**234,195,342**	**13,921,228**	**51,152,753**	**61,840.0**
	----------------	--------------	-----------------	------------	-----------
	ממשל ומינהל	**33,252,519**	**2,567,696**	**3,055,189**	**40,870.5**
	=========	========	========	========	=====
01	נשיא המדינה	37,760	800		39.5
02	כנסת *	431,516	1,680		515.0
03	חברי ממשלה	109,900			
04	משרד ראש הממשלה	1,865,810	29,651	365,879	865.0
05	משרד האוצר	1,662,160	311,638	20,000	4,963.0
06	משרד הפנים	281,862	35,012	98,650	477.0
07	המשרד לביטחון הפנים	9,506,903	562,736	2,355,909	27,295.0
08	משרד המשפטים	2,190,096	649,951	5,410	4,077.0
09	משרד החוץ	1,657,879	54,526		1,054.0
10	המועצה הלאומית לביטחון	31,550			1.0
11	משרד מבקר המדינה **	228,350			557.0
12	גימלאות ופיצויים	10,220,879	626,500		
13	הוצאות שונות	3,454,891	65,415	85,625	
14	מימון מפלגות	126,176			
19	משרד המדע, התרבות והספורט	869,055	22,381	105,500	70.5
26	המשרד להגנת הסביבה	212,471	194,909	18,216	236.0
68	רשות האוכלוסין, ההגירה ומעברי הגבול	365,261	12,497		720.5
	ביטחון	**49,158,572**	**4,262,989**	**33,222,658**	**1,924.0**
	=====	=========	=======	========	=====
15	משרד הביטחון	48,884,747	4,207,122	33,110,226	1,760.0
16	הוצאות חירום אזרחיות	183,339		112,432	12.0
17	תיאום הפעולות בשטחים	90,486	55,867		152.0

* הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

הצעת התקציב לשנת הכספים 2010 (המשך)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
18	**רשויות מקומיות**	**2,936,114**			
	שירותי חברה	**98,039,863**	**6,226,533**	**3,061,165**	**14,277.5**
20	משרד החינוך	32,418,924	1,564,058	268,828	1,957.0
21	ההשכלה הגבוהה	6,864,918			
23	משרד הרווחה	4,159,426	1,365,852	81,183	2,346.0
24	משרד הבריאות	18,144,776	3,233,828	284,605	9,001.0
27	העברות למוסד לביטוח לאומי	27,183,632			
25	תגמולים לנכי רדיפות הנאצים	2,640,408			56.0
29	משרד הבינוי והשיכון	207,739	3,500		549.0
30	המשרד לקליטת העלייה	1,193,825	24,295	515,604	339.5
32	תמיכות שונות	3,648,777	35,000	1,910,945	
46	חוק חיילים משוחררים	1,569,955			22.0
56	נציבות שוויון זכויות לאנשים עם מוגבלויות	7,483			7.0
	כלכלה ומשק	**7,647,872**	**864,010**	**1,813,741**	**4,048.0**
33	משרד החקלאות ופיתוח הכפר	727,990	215,236	366,520	1,121.0
34	משרד התשתיות הלאומיות	102,334	49,000		323.0
35	הוועדה לאנרגיה אטומית	147,927			
36	משרד התעשייה, המסחר והתעסוקה	2,197,061	64,834	90,918	1,512.5
37	משרד התיירות	348,861	6,168	22,056	133.5
38	תמיכות בענפי משק	1,255,091	412,860	1,245,000	
39	משרד התקשורת	53,071	650		83.0
40	משרד התחבורה	402,618	84,940	39,285	518.0
41	הרשות הממשלתית למים וביוב	122,895	718		89.5
42	מענקי בינוי ושיכון	2,042,088	4,820	49,462	
43	המרכז למיפוי ישראל	68,324	24,484	500	246.5
54	רשויות הפיקוח	175,040	300		21.0

הצעת התקציב לשנת הכספים 2010 (המשך)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
45	**תשלום ריבית ועמלות**	**38,017,000**			
	רזרבות	**5,143,402**		**10,000,000**	**720.0**
47	רזרבה כללית	5,143,402		10,000,000	720.0
	חלק ב: תקציב פיתוח וחשבון הון	**91,092,617**	**2,591,757**	**32,113,042**	
	תקציב פיתוח	14,324,617	2,591,757	32,113,042	
	השקעות במימשל ומינהל	**675,578**	**86,225**	**3,359,987**	
51	דיור ממשלתי	35,350	40,142	1,463,500	
52	משטרה ובתי סוהר	466,053	34,083	1,687,990	
53	בתי משפט	118,719	2,000	104,983	
55	האוצר	55,456	10,000	103,514	
	השקעות בשירותי חברה	**2,653,353**	**996,773**	**4,061,358**	
60	חינוך	541,801		837,548	
67	בריאות	275,928	77,423	505,216	
70	שיכון	1,835,624	919,350	2,718,594	
	השקעות בענפי משק	**10,995,686**	**1,508,759**	**24,691,697**	
73	מפעלי מים	1,269,534	8,500	1,595,316	
76	פיתוח התעשייה	57,934	40,000	100,701	
78	תיירות	148,555		56,394	
79	פיתוח התחבורה	6,690,411	60,000	4,530,000	
83	הוצאות פיתוח שונות	2,829,252	1,400,259	18,409,286	
84	תשלום חובות	76,768,000			

תחזית התקבולים והמלוות לשנות הכספים 2010-2009

(באלפי ש"ח)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009
	סך-הכול כללי	**325,287,959**	**316,553,346**
	חלק א': תקבולים שוטפים	234,195,342	225,234,865
	חלק ב': תקבולים ממילוות וחשבון הון	91,092,617	91,318,481
	חלק א': תקבולים שוטפים	**234,195,342**	**225,234,865**
	מסים ותשלומי חובה	184,434,664	173,889,780
	מסי הכנסה ורכוש	85,100,000	84,800,000
001	מס הכנסה	70,975,000	71,000,000
002	מע"מ על מלכ"רים ומוסדות פיננסיים	10,300,000	10,000,000
003	מס שבח ומס מכירה	1,700,000	1,645,000
004	מס רכישה	2,125,000	1,955,000
007	מס מעסיקים		200,000
	מסי הוצאה	99,334,664	89,089,780
011	מכס והיטל על הייבוא	2,500,000	2,400,000
012	מע"מ, כולל מע"מ על ייבוא ביטחוני	65,334,664	57,489,780
013	מס קנייה	12,300,000	11,400,000
015	בלו	900,000	800,000
018	מס דלק	13,600,000	12,500,000
020	מס בולים		50,000
025	אגרות ורשיונות	4,700,000	4,500,000
	ריבית ורווחים	2,299,720	2,445,800
034	ריבית במט"ח	89,900	149,700
035	ריבית בשקלים	2,209,820	2,296,100

תחזית התקבולים והמלוות לשנות הכספים 2010-2009 (המשך)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009
	תמלוגים	760,930	1,133,878
042	תמלוגים ממפעלים עסקיים	241,050	340,198
043	תמלוגים מאוצרות טבע	188,000	188,000
044	תמלוגים מחברות ממשלתיות	47,880	64,000
045	דיבידנדים מחברות ממשלתיות	284,000	541,680
	תקבולים שונים	2,093,000	2,088,004
046	החזר על חשבון תקציב שנים קודמות	100,000	100,000
047	הכנסות משירותים שונים	1,610,000	1,610,000
050	דמי שימוש בנכסים ממשלתיים	226,000	205,000
048	הכנסה מיועדת מעל האומדן	157,000	173,004
049	ריווחי בנק ישראל שמומשו		
	העברה מחלק ב'	44,607,028	45,677,403
	חלק ב': תקבולים ממילוות וחשבון הון	**91,092,617**	**91,318,481**
	החזר השקעות והלוואות הממשלה	5,331,305	5,710,112
051	גביית קרן בשקלים	5,174,005	5,404,100
053	גביית קרן במט"ח	57,300	74,400
076	הכנסות ממכירת קרקעות מדינה	100,000	231,612
	הפרשות לפנסיה ולפיצויים	12,000	12,125
071	הפרשות יחידות משקיות		
072	הפרשות מפעלים עיסקיים	9,000	9,125
073	הפרשות לפנסיה-חברות	3,000	3,000
	הכנסות הון	500,000	298,000

תחזית התקבולים והמלוות לשנות הכספים 2009-2010 (המשך)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009
075	הכנסה ממכירת חברות ובנקים	500,000	298,000
	מלוות בארץ	102,949,760	104,920,147
081	מלווה מהמוסד לביטוח לאומי	12,409,000	13,320,000
082	הכנסה מאמיסיות והפקדות	90,540,760	91,600,147
	מלוות ומענקים מחו"ל	26,906,580	26,055,500
900	מלווה עצמאות ופיתוח	4,300,000	4,100,000
901	בניכוי: הוצאות הפצה	-193,500	-184,500
	מלוות ומענקים מארה"ב:		
902	- ביטחון	9,900,080	8,640,000
904	- סיוע אזרחי		
907	- מלוות אחרים	12,900,000	13,500,000
908	הלוואות בנקאיות		
	העברה לחלק א'	12,900,000	13,500,000

תחזית הטבות המס לשנת הכספים 2009

(במיליוני ש"ח)

סך הכול	**34,600**		
מסים ישירים	**31,160**		
הטבות לגורמי ייצור	**5,250**		
החוק לעידוד השקעות הון		4,100	
— כללי			0
— משקיעי חוץ			400
— מסלול חלופי			3,700
מחקר ופיתוח , חיפושי נפט וסרטים		—	
זיכוי לעובדי משמרות		150	
החוק לעידוד התעשייה		—	
מס מוגבל על רווחי הון (לא כולל בורסה)		200	
פחת מואץ		800	
פטור השתתפות		—	
הטבות לשוק ההון	**15,300**		
קופות גמל, נטו		7,300	
— הטבות בעת ההפקדה			9,900
— בניכוי מיסוי בעת המשיכה			1,700-
קרנות השתלמות		2,200	
הכנסה מריבית על אפיקים צמודים		3,800	
הכנסה מריבית על אפיקים לא צמודים (החלק הריאלי)		500	
רווחי הון בבורסה		1,500	
חלוקת אופציות לעובדים		—	
רווחה ופיזור אוכלוסייה	**3,020**		
פטור ממס הכנסה למלכ"ר		—	
פטור לקצבאות משרד הביטחון		430	
פטור לקצבאות הביטוח הלאומי		1,500	
— קצבאות ילדים			820
— קצבאות זקנה ושארים			430
— קצבאות אחרות			50
זיכוי לעולים חדשים		30	
זיכוי בשל החזקת קרוב במוסד		30	

תחזית הטבות המס לשנת הכספים 2009 (המשך)

סך הכול	**34,600**	
זיכוי להורה שילדו נטול יכולת		30
זיכוי בשל תרומות		170
הטבות לעיוורים ולנכים		200
זיכוי לתושבים באזורי פיתוח		750
זיכוי למעבידים באילת		80
הטבות למשפחה (פרט לפטור על קצבאות ילדים)	**1,950**	
זיכוי למשפחות חד-הוריות		80
חצי נקודת זיכוי לנשים		660
זיכוי בגין ילדים (לרבות במשפחות חד-הוריות)		1,180
זיכוי בגין בן זוג לא עובד		30
הטבות שונות במס הכנסה	**980**	
הכנסות מהימורים		300
פטור להשכרת דירות מגורים		430
עידוד בניית דירות להשכרה		10
חיילים משוחררים		70
סטודנטים		150
ספורטאים ועיתונאים זרים		20
קרנות וגופים מוטבים	—	
קרן קיסריה		
האקדמיה הלאומית הישראלית למדעים		
קרן וולף		
קרן המדע הדו-לאומית של ארה"ב וישראל		
טובות הנאה (Fringe Benefits)	**1,820**	
רכב צמוד		1,620
טלפון סלולארי		200
הטבות במסי נדל"ן	**2,840**	
הנחות במס רכישה		0
פטור ממס שבח לדירת מגורים		2,200
מס שבח מוגבל לנכסים היסטוריים		340

תחזית הטבות המס לשנת הכספים 2009 (המשך)

סך הכול	**34,600**	
מס שבח מוגבל ל-20%		300
הטבות נוספות — קרנות ריט, פינוי-בינוי ושחלוף		–
מסים עקיפים	**3,340**	
מכס ומס קנייה	**940**	
עולים חדשים		40
תושבים חוזרים		10
תיירים ישראלים		500
חלקים לרכב (כריות אויר, ABS ו-ESP)		190
פטור מותנה למוניות		170
פטורים מותנים אחרים		30
מס ערך מוסף	**2,400**	
פירות וירקות		1,200
שירותי תיירות		700
חוק אילת		500
אגרות	**100**	

מקור: מינהל הכנסות המדינה

הטבות מס שרשום בהן הסימן '–', אין לגביהן אומדן עלות מפאת חוסר בבסיסיי נתונים או קושי מובנה ביצירת אומדן להטבות המס.

תחזית הטבות המס לשנת הכספים 2010

(במיליוני ש"ח)

סך הכול	**32,100**		
מסים ישירים	**30,690**		
הטבות לגורמי ייצור	**5,210**		
החוק לעידוד השקעות הון		4,070	
כללי			0
משקיעי חוץ			370
מסלול חלופי			3,700
מחקר ופיתוח , חיפושי נפט וסרטים *		—	
זיכוי לעובדי משמרות		140	
החוק לעידוד התעשייה		—	
מס מוגבל על רווחי הון (לא כולל בורסה)		200	
פחת מואץ		800	
פטור השתתפות		—	
הטבות לשוק ההון	**15,700**		
קופות גמל, נטו		7,200	
הטבות בעת ההפקדה			8,800
בניכוי מיסוי בעת המשיכה			1,600-
קרנות השתלמות		2,200	
הכנסה מריבית על אפיקים צמודים		3,900	
הכנסה מריבית על אפיקים לא צמודים (החלק הריאלי)		500	
רווחי הון בבורסה		1,900	
חלוקת אופציות לעובדים		—	
רווחה ופיזור אוכלוסייה	**3,130**		
פטור ממס הכנסה למלכ"ר		—	
פטור לקצבאות משרד הביטחון		400	
פטור לקצבאות הביטוח הלאומי		1,400	
— קצבאות ילדים			930
— קצבאות זקנה ושארים			450
— קצבאות אחרות			50
זיכוי לעולים חדשים		30	

תחזית הטבות המס לשנת הכספים 2010 (המשך)

סך הכול	**32,100**	
זיכוי בשל החזקת קרוב במוסד		30
זיכוי להורה שילדו נטול יכולת		30
זיכוי בשל תרומות		180
הטבות לעיוורים ולנכים		200
זיכוי לתושבים באזורי פיתוח		750
זיכוי למעבידים באילת		80
הטבות למשפחה (פרט לפטור על קצבאות ילדים)	**1,610**	
זיכוי למשפחות חד -הוריות		80
חצי נקודת זיכוי לנשים		0
זיכוי בגין ילדים (לרבות במשפחות חד-הוריות)		1,500
זיכוי בגין בן זוג לא עובד		30
הטבות שונות במס הכנסה	**940**	
הכנסות מהימורים		300
פטור להשכרת דירות מגורים		450
עידוד בניית דירות להשכרה		20
חיילים משוחררים		70
סטודנטים		100
ספורטאים ועיתונאים זרים		0
קרנות וגופים מוטבים	**—**	
קרן קיסריה		
האקדמיה הלאומית הישראלית למדעים		
קרן וולף		
קרן המדע הדו-לאומית של ארה"ב וישראל		
טובות הנאה (Fringe Benefits)	**1,000**	
רכב צמוד		1,000
טלפון סלולארי		—
הטבות במסי נדל"ן	**3,100**	
הנחות במס רכישה		0
פטור ממס שבח לדירת מגורים		2,300

תחזית הטבות המס לשנת הכספים 2010 (המשך)

סך הכול	**32,100**	
מס שבח מוגבל לנכסים היסטוריים		380
מס שבח מוגבל ל-20%		420
הטבות נוספות — קרנות ריט, פינוי-בינוי ושחלוף		—
מסים עקיפים	**1,310**	
מכס ומס קנייה	**760**	
עולים חדשים		40
תושבים חוזרים		10
תיירים ישראלים		300
חלקים לרכב (כריות אויר, ABS ו-ESP)		200
פטור מותנה למוניות		180
פטורים מותנים אחרים		30
מס ערך מוסף	**550**	
פירות וירקות		0
שירותי תיירות		0
חוק אילת		550
אגרות	**100**	

מקור: מינהל הכנסות המדינה

הטבות מס שרשום בהן הסימן '—', אין לגביהן אומדן עלות מפאת חוסר בבסיסיי נתונים או קושי מובנה ביצירת אומדן להטבות המס.

הצעת תקציב המפעלים העסקיים לשנת הכספים 2009
(באלפי ש"ח)

	ריכוז התוספת השנייה	הכנסה הוצאה	הרשאה להתחייב	שיא כח אדם
	סך-הכול הכנסות	**10,747,785**		
	===========	========		
89	מפעלי משרד ראש הממשלה ומשרד האוצר *	377,774		
94	בתי חולים ממשלתיים	6,438,011		
95	נמל יפו ונמל חדרה	32,000		
98	מינהל מקרקעי ישראל	3,900,000		
	סך-הכול הוצאות	**10,747,785**	**1,280,000**	**18,865.5**
	===========	========	=======	======
89	מפעלי משרד ראש הממשלה ומשרד האוצר *	377,774		100.0
94	בתי חולים ממשלתיים	6,438,011		18,303.5
95	נמל יפו ונמל חדרה	32,000		5.0
98	מינהל מקרקעי ישראל	3,900,000	1,280,000	457.0

הצעת תקציב המפעלים העסקיים לשנת הכספים 2010
(באלפי ש"ח)

	ריכוז התוספת השנייה	הכנסה הוצאה	הרשאה להתחייב	שיא כח אדם
	סך-הכול הכנסות	**11,224,305**		
	===========	========		
89	מפעלי משרד ראש הממשלה ומשרד האוצר *	389,909		
94	בתי חולים ממשלתיים	7,002,396		
95	נמל יפו ונמל חדרה	32,000		
98	מינהל מקרקעי ישראל	3,800,000		
	סך-הכול הוצאות	**11,224,305**	**644,350**	**19,133.5**
	===========	========	=======	======
89	מפעלי משרד ראש הממשלה ומשרד האוצר *	389,909		98.0
94	בתי חולים ממשלתיים	7,002,396		18,588.5
95	נמל יפו ונמל חדרה	32,000		5.0
98	מינהל מקרקעי ישראל	3,800,000	644,350	442.0

* לשכת הפרסום הממשלתית והמדפיס הממשלתי

חלק ב

סקירה כללית

עיקרי ההתפתחויות הכלכליות

ההתפתחויות בכלכלה העולמית והשפעותיהן

לאחר חמש שנים של צמיחה מהירה נרשמה במחצית שנת 2008 תפנית. המשק הישראלי עבר להאטה ואף התכווץ ברבעון האחרון של השנה. התכווצות זו נמשכה בקצב מואץ גם ברבעון הראשון של שנת 2009. המשק הישראלי, כמשק קטן ופתוח, נהנה במידה רבה מהצמיחה העולמית ומהגידול בסחר העולמי בשנים האחרונות, אולם אותם מאפיינים שתמכו בצמיחת המשק הקשו עליו עם פרוץ המשבר הגלובלי.

המשבר הפיננסי שפרץ בארה"ב בשנת 2007 התפתח במהרה למשבר כלכלי גלובאלי. בחודש ספטמבר 2008 החריף המשבר עם התמוטטותם של מספר גופים פיננסיים בין-לאומיים גדולים. המשבר, שהחל בסקטור הפיננסי, התגלגל במהלך 2008 לכלכלה הריאלית. מרבית המדינות המפותחות נכנסו למיתון בחצי השני של 2008, ובקרב המדינות המתפתחות נרשמה האטה ניכרת בקצב הצמיחה. המשבר נחשב על ידי רבים לחמור ביותר שחל בכלכלה העולמית מאז 1929.

צמיחת המשק הישראלי בשנים האחרונות ומאפייני הצמיחה הביאו לכך שישראל נכנסה למשבר במצב טוב יחסית. הצמיחה בתקופה זו הובלה על ידי צמיחת המגזר העסקי ולוותה בשיפור ניכר בשוק העבודה, בעודף בחשבון השוטף של מאזן התשלומים ובגידול באמינות המדיניות הפיסקאלית שהושגה באמצעות ירידה בגירעון התקציבי וביחס החוב תוצר. כתוצאה מכך נכנס המשק למשבר כשהוא בעל עמידות גבוהה מבעבר. בנוסף, מאפיינים מרכזיים שהובילו לפרוץ המשבר הגלובלי אינם מתקיימים בישראל. כך למשל, שוק ההון הישראלי לא הגיע לרמת השכלול של מקבילו האמריקני ולא התפתחו בו מוצרים פיננסיים מורכבים בעלי סיכון גבוה שתרמו לפרוץ המשבר העולמי. מערכת הבנקאות בישראל ניהלה מדיניות השקעות שמרנית, ולכן משקל האשראי החוץ-בנקאי בישראל מצומצם בהשוואה לזה שבארה"ב. מסיבות אלה ואחרות לא נרשמו בישראל קריסות של מוסדות פיננסיים ולא התפתחה בועת נדל"ן.

עם זאת, כמשק קטן ופתוח, ישראל מושפעת מהותית מההתפתחויות בעולם. המשבר הגלובאלי משפיע על הכלכלה הישראלית דרך מספר ערוצים עיקריים: הקטנת הצריכה הפרטית, פגיעה בהשקעות וירידה בייצוא. התחום שנפגע במיוחד מהמשבר הוא תחום האשראי החוץ-בנקאי שהחל מתפתח בישראל בשנים האחרונות. מאמצע 2008 החל המשבר לתת את אותותיו בכלכלה הריאלית כתוצאה מהפגיעה בייצוא, מהחולשה בשוק ההון ומהגידול החד בחוסר הוודאות. לקראת סוף שנת 2008 ניכרה עלייה בשיעור הבלתי מועסקים, שהצביעה על פגיעה ברורה בשוק העבודה.

כל הנתונים הרבעוניים המוצעים בפרק 'עיקרי ההתפתחויות הכלכליות' הם מנוכי עונתיות במונחים שנתיים.

צמיחה

בשנת 2008 הסתכמה צמיחת התמ"ג ב-4.0%, והתוצר העסקי צמח ב-4.6%. במחצית הראשונה המשיכה הצמיחה המהירה, אך בהמשך השנה חלחל המשבר העולמי אל המשק ונרשמה האטה עקבית בצמיחה. ברבעון האחרון נרשמה התכווצות של 0.5%. ברבעון הראשון של 2009 נרשמה האטה חריפה נוספת והתוצר התכווץ ב-3.6% נוספים. התוצר העסקי שהוביל את הצמיחה בשנים האחרונות, התכווץ ברבעון הראשון של 2009 ב-4.2%.

התוצר לנפש גדל בשנת 2008 ב-2.1%, לאחר עלייה של יותר מ-3.0% בארבע השנים הקודמות.


שיעורי השינוי הריאלי בתמ"ג ובתמ"ג העסקי, 2010-2000
אחוזים, שנה לעומת קודמתה
תמ"ג עסקים
תמ"ג
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
8.9%
11.2%
-0.3%
-1.6%
-0.6%
-2.4%
1.8%
2.4%
5.0%
6.8%
5.1%
6.1%
5.2%
6.4%
5.4%
6.2%
4.0%
4.4%
-1.0%
-2.4%
1.5%
1.2%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009*
2010**
נתוני הלשכה המרכזית לסטטיסטיקה ואומדני משרד האוצר
* אומדן לשנת 2009 ** תחזית לשנת 2010

שוק ההון

המשבר הכלכלי הביא לירידה בערך הנכסים הפיננסיים – מניות, אג"ח, נגזרים ועוד. במחצית השנייה של שנת 2008 ירד מדד תל אביב 25 בשיעור של כ-40% ומדד התל בונד 20 ירד בשיעור של כ-12%. בשוק ההון נרשם גידול בפרמיית הסיכון (בהשוואה לאג"ח ממשלתי) בקרב החברות בכל הענפים הנסחרים, וגידול מיוחד נרשם באג"ח חברות מתחום הנדל"ן. נוצרה מצוקת אשראי והתפתח מחנק אשראי. מחנק זה הקשה במיוחד על חברות המבצעות מחזור חוב כהליך שגרתי או כחלק מאסטרטגיית המימון שלהן. מחזור החוב הפך קשה עקב צמצום בהיצע האשראי, ירידה באמון

המשקיעים וגידול במרווחי האשראי. מחירי אג"ח החברות ירדו ותשואתן עלתה בעקבות גידול בסיכון שייחס השוק לחברות בסקטור העסקי.


מדד תל אביב 25 ומדד תל בונד 20
2009-2007 (מדד תל בונד 20 - ציר ימני)
מדד תל אביב 25
מדד תל בונד 20
1300
1200
1100
1000
900
800
700
600
500
400
240
230
220
210
200
190
180
פברואר-07
אפריל-07
יוני-07
אוגוסט-07
אוקטובר-07
דצמבר-07
פברואר-08
אפריל-08
יוני-08
אוגוסט-08
אוקטובר-08
דצמבר-08
פברואר-09
נתוני הבורסה לניירות ערך

מאזן התשלומים

בשנת 2008 נמשך העודף בחשבון השוטף של מאזן התשלומים, אם כי בהיקף קטן בהשוואה לשנים קודמות. בשנת 2008 הסתכם העודף בחשבון השוטף ב-1.6 מיליארד דולר (0.8% תוצר) לעומת 4.2 מיליארד דולר בשנת 2007 ו-7.2 מיליארד דולר בשנת 2006. לעודף בחשבון השוטף של מאזן התשלומים חשיבות בשיפור יציבות המשק הישראלי מפני הזעזועים בכלכלה העולמית.

הירידה בעודף בחשבון השוטף מבטאת גידול בגירעון המסחרי ובגירעון של חשבון ההכנסות, גירעון שקוזז חלקית על ידי השיפור בחשבון השירותים ובחשבון ההעברות. בחשבון הפיננסי — תמונת הראי של החשבון השוטף — נרשמה יציבות בהשקעות הישירות הזרות וירידה בהשקעות בניירות ערך של תושבי חו"ל.


החשבון השוטף של מאזן התשלומים, 2008-2000
מיליוני דולרים (ציר שמאלי), אחוז מהתוצר (ציר ימני)
מיליוני דולרים
אחוז מהתוצר
8,000
6,000
4,000
2,000
0
-2,000
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
אחוז
מהתוצר
-0.8%
-1.0%
-0.8%
1.2%
2.4%
3.2%
5.0%
2.6%
0.8%
העודף בחשבון השוטף
העודף בחשבון השוטף באחוזי תוצר
2000
2001
2002
2003
2004
2005
2006
2007
2008
נתוני הלשכה המרכזית לסטטיסטיקה

ייצוא

סך הייצוא, המהווה כ-44.2% מהתוצר, גדל בשנת 2008 ב-3.0%. ייצוא הסחורות גדל ב-0.3% וייצוא השירותים גדל ב-9.5%. ברבעון הראשון של 2009 התכווץ ייצוא הסחורות והשירותים בשיעור חד של 46.3% לאחר ירידה דומה ברבעון הקודם. הירידה הקיפה הן את ייצוא הסחורות והן את ייצוא השירותים.

המשבר העולמי שכלל ירידה בהיקף הסחר העולמי ובביקושים לייצוא פגע באופן ישיר בייצוא הישראלי. הענף שנפגע משמעותית הוא ענף היהלומים, בו נרשמה ירידה של כ-26% בייצוא בשנת 2008. הייצוא התעשייתי למעט יהלומים גדל ב-8.0% אך גם בו נרשמה ירידה חדה של כ-41% ברבעון האחרון של 2008. מעבר לפגיעת המשבר בביקושים לייצוא, התחזקותו החדה של השקל מול הדולר במחצית הראשונה של השנה פגעה גם ברווחיות הייצוא. עם זאת, שחיקה זו של הרווחיות נבלמה ואף התהפכה עם הפיחות המשמעותי שרשם השקל אל מול הדולר בחודשים האחרונים.

ייבוא

במקביל להאטה בגידול הייצוא חלה האטה חדה בגידול הייבוא, המהווה כ-44.3% מהתוצר. סך הייבוא גדל בשנת 2008 בשיעור של 2.2%. ברבעון הראשון של השנה נרשמה עלייה בייצוא, אך בהמשך השנה חלה ירידה שהגיעה לשיא ברבעון האחרון. ברבעון הראשון של 2009 ירד ייבוא הסחורות והשירותים בשיעור חד של 62.7%, לאחר ירידה של

18.6% ברבעון הקודם. הירידה בייבוא הושפעה הן מהירידה בייבוא מוצרי צריכה והן מהירידה בייבוא חומרי גלם ומכונות.


השינוי הריאלי ביבוא וביצוא, 2009-2000
אחוזים
ייבוא סחורות ושירותים
ייצוא סחורות ושירותים
אחוזים
נתוני הלשכה המרכזית לסטטיסטיקה
רבעון ראשון 2008
רבעון שני 2008
רבעון שלישי 2008
רבעון רביעי 2008
רבעון ראשון 2009

השקעות

ההשקעה בנכסים קבועים, המהווה כ-18.9% מהתוצר, גדלה בשנת 2008 ב-5.1% לאחר שצמחה בשיעור ממוצע של כ-12.6% בשנתיים הקודמות. ההשקעות מושפעות באופן מהיר משינויים במחזורי העסקים ומציפיות המשקיעים. עם התפתחות ציפיות להאטה בצמיחה ולירידה בביקושים, מצטמצמות ההשקעות. על כך מוסיף גם משבר האשראי המקשה על גיוס הון. גם בעת יציאה ממיתון ושינוי בציפיות להאטה אין גידול מידי בהשקעות עקב עודף כושר ייצור לא מנוצל המאפשר גידול בהיקף הייצור ללא השקעות חדשות. רק עם הצטמצמות עודף כושר הייצור נוצר צורך בהגדלת מלאי ההון וההשקעות גדלות, כפי שהתרחש בשנים 2006-2007.

ברבעון הראשון של 2009 ירדה ההשקעה בנכסים קבועים ב-27.8% תוך ירידה חדה בהשקעה במכונות ובציוד.

בענף הדיור נרשמה ב-2008 יציבות במספר התחלות הבנייה. היציבות בשנה האחרונה היא המשך לרמת הפעילות הנמוכה יחסית בענף זה מאז תחילת העשור. בניגוד למדינות רבות בעולם שבהן התפתחה בועת נדל"ן, בישראל העלייה ברמת המחירים בשנים האחרונות הייתה מתונה יחסית והתרכזה במרכז הארץ.

הצריכה הפרטית

הצריכה הפרטית, המהווה כ-55.8% מהתוצר, גדלה בשנת 2008 ב-3.9%. לאורך השנה נרשמה האטה חדה בצריכה הפרטית שנבעה מירידה חדה בצריכת מוצרים בני-קיימא וכלי רכב. ההאטה בצריכה הפרטית הושפעה מגורמים שונים: הירידה החדה בשוקי ההון שפגעה ב'עושר הציבור', חוסר הוודאות הגבוה וההאטה בשוק העבודה. מחד גיסא ההאטה בשוק העבודה ניכרה בהאטת הגידול במספר המועסקים ובירידה בשכר הריאלי. מאידך גיסא, המשך תכנית הפחתת המסים הגדילה את ההכנסה הפנויה ומיתנה את ההשפעות השליליות של המשבר על הצריכה הפרטית.

ברבעון הראשון של 2009 ירדה הצריכה הפרטית בשיעור חד של 4.3%.


השינוי הריאלי בתמ"ג ובצריכה הפרטית, 2009-2000
אחוזים
צריכה פרטית
תמ"ג
אחוזים
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
8.4%
8.9%
3.0%
-0.3%
0.7%
-0.6%
0.3%
1.8%
5.4%
5.0%
3.7%
5.1%
4.0%
5.2%
6.7%
5.4%
3.9%
4.0%
7.6%
4.7%
2.0%
3.4%
6.1%
1.3%
-3.1%
-0.5%
-4.3%
-3.6%
2000
2001
2002
2003
2004
2005
2006
2007
2008
רבעון ראשון 2008
רבעון שני 2008
רבעון שלישי 2008
רבעון רביעי 2008
רבעון ראשון 2009
נתוני הלשכה המרכזית לסטטיסטיקה

תעשייה

מדד הייצור התעשייתי עלה בשיעור של 7.0% בשנת 2008. גידול זו הובל על ידי עלייה של 15.0% בייצור טכנולוגיה עילית. עם זאת, המשבר הכלכלי העולמי הביא להתכווצות חדה בייצור התעשייתי החל מהרבעון השלישי של 2008.


מדד הייצור התעשייתי, 2009-2000
מדד שנת 2004=100, מנוכה עונתיות
מדד
140
130
120
110
100
90
80
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009 *
ממוצע שנתי
נתוני הלשכה המרכזית לסטטיסטיקה
*רבעון ראשון 2009

תיירות

בשנת 2008 נמשך השיפור בענף התיירות. מספר כניסות התיירים עלה במהלך השנה ב-20.8%. עם זאת, ברבעון הראשון של 2009 נרשמה ירידה חדה בשיעור 16.9% במספר כניסות התיירים דרך האוויר, עקב השפעת המשבר הכלכלי העולמי ומבצע 'עופרת יצוקה'.


כניסת תיירים דרך האוויר 2009-1990
אלפים בחודש, נתונים מנוכי עונתיות
אלפים
220
200
180
160
140
120
100
80
60
40
20
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
ביקור האפיפיור
פיגועים במרכז הארץ
מלחמת המפרץ
אירועי ה-11 בספטמבר
המלחמה בעיראק
מלחמת לבנון השנייה
המשבר הכלכלי הגלובלי
נתוני הלשכה המרכזית לסטטיסטיקה

שוק העבודה

במחצית הראשונה של שנת 2008 נמשך השיפור בשוק העבודה, שוק המגיב בפיגור להתפתחויות במשק. בהמשך השנה החלו ניכרות השפעות המשבר גם בשוק העבודה.

בשנת 2008 גדל מספר המועסקים בשיעור של 3.3% והגיע לכ-2.8 מיליון. הגידול בשיעור המועסקים, הגבוה מהגידול בכוח העבודה האזרחי, הוביל לירידה של שיעור הבלתי מועסקים (שיעור האבטלה) ל-6.1% — שיפור ניכר בהשוואה לשנים קודמות, במקביל ליציבות בשיעור ההשתתפות (ראה תרשים בפרק המדיניות הכלכלית).

ההאטה ניכרה ברבעון האחרון כאשר שיעור הבלתי מועסקים עלה מ-6.0% ל-6.3%. עלייה זו היא העלייה המשמעותית הראשונה בשיעור הבלתי מועסקים מאז אמצע 2003. את ההחמרה בשוק העבודה ניתן לראות מההתרופפות בשוק העבודה — הירידה במספר המועסקים במשרה מלאה והעלייה במספר המועסקים במשרה חלקית. מגמה זו החלה ברבעון השלישי והתעצמה ברבעון האחרון. התהליך מאפיין תקופות כניסה למיתון שבהן המעסיקים מעדיפים לצמצם בשלב הראשון את היקפי המשרות ורק לאחר מכן לפנות לפיטוריי עובדים.

מספר העובדים הלא ישראלים גדל זו השנה השנייה ברציפות והגיע ל-263.5 אלפים (עלייה של 7.7% בשנת 2008) לאחר ירידה במספרם בשנים 2004-2003 והתייצבות בשנים 2006-2005.

האינפלציה והמדיניות המוניטרית

האינפלציה והמדיניות המוניטרית ידעו תהפוכות קיצוניות במהלך השנה. במחצית הראשונה של השנה התמודד בנק ישראל עם עלייה חדה בקצב האינפלציה (עלייה שנבעה מגורמים חיצוניים ופנימיים כמו עליית מחירי הסחורות ועליית מחירי הדיור), והוא הגיב לכך בהעלאת ריבית מתמשכת עד לשיא של 4.25% בחודש ספטמבר. לקראת סוף השנה פינו החששות מפני עליית מחירים והתפרצות אינפלציונית את מקומם לחששות מפני דיפלציה, מיתון ומצוקת אשראי כתוצאה מהמשבר. התפתחות זו הביאה את בנק ישראל לנקוט מדיניות מוניטרית מרחיבה ולהפחית את הריבית עד לשיעור של 0.5% בחודש אפריל 2009 — הרמה הנמוכה ביותר בישראל מאז ומעולם.


שיעור השינוי במדד המחירים לצרכן, 2000-2009
השינוי במדד המחירים לצרכן, חודש לעומת חודש מקביל אשתקד
שיעור שינוי במדד המחירים לצרכן, חודש לעומת חודש מקביל אשתקד
יעד אינפלציה תחתון
יעד אינפלציה עליון
8%
6%
4%
2%
0%
-2%
-4%
01/2000
05/2000
09/2000
01/2001
05/2001
09/2001
01/2002
05/2002
09/2002
01/2003
05/2003
09/2003
01/2004
05/2004
09/2004
01/2005
05/2005
09/2005
01/2006
05/2006
09/2006
01/2007
05/2007
09/2007
01/2008
05/2008
09/2008
01/2009
נתוני הלשכה המרכזית לסטטיסטיקה

במקביל התערב בנק ישראל בשוק באמצעים נוספים. המהלך הראשון שננקט היה התערבות בשוק המט"ח והגדלת רזרבות המט"ח של בנק ישראל. מהלך זה הגביר את היציבות הפיננסית של המשק עקב הגידול ברזרבות, אך בעיקר תרם להחלשת שער החליפין של השקל, לאחר שזה עבר תיסוף חד מול הדולר במהלך השנה. החלשת השקל שיקמה את רווחיות הייצוא הישראלי, שנפגע בצורה ניכרת מהתחזקות השקל. כמו כן, החלשת השקל תרמה לצמצום ירידות המחירים ולצמצום החשש מהתפתחות דפלציה.

התערבות בולטת נוספת של בנק ישראל בשווקים היא ההחלטה לרכוש אג"ח מדינה בשוק המשני. צעד זה בא במטרה להוריד את הריביות הארוכות במשק ובכך להפחית את מצוקת האשראי. צעד זה בוצע לאחר מיצוי השפעת הפחתות הריבית של בנק ישראל ומכיוון שריבית זו משפיעה בעיקר על הטווח הקצר של עקום הריביות.


שערי חליפין - שקל חדש מול דולר ויורו
2009-2003
שקלים חדשים לדולר
שקלים חדשים ליורו
שקלים חדשים
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
01/2003
04/2003
07/2003
10/2003
01/2004
04/2004
07/2004
10/2004
01/2005
04/2005
07/2005
10/2005
01/2006
04/2006
07/2006
10/2006
01/2007
04/2007
07/2007
10/2007
01/2008
04/2008
07/2008
10/2008
01/2009
נתוני הבורסה לניירות ערך

מדיניות התקציב לשנות הכספים 2010-2009

היקף התקציב

- **הצעת תקציב המדינה ברוטו לשנות הכספים 2010-2009, הכוללת את ההוצאה המותנית בהכנסה, מסתכמת בכ-330.9 מיליארד ש"ח בשנת הכספים 2009 ובכ-341.8 מיליארד ש"ח בשנת הכספים 2010.**
- **ההוצאה התקציבית לחישוב תקרת הגירעון בשנים 2010-2009 עומדת על כ-246.8 מיליארד ש"ח בשנת הכספים 2009 ועל כ-254.9 מיליארד ש"ח בשנת הכספים 2010.**
- **ההוצאה התקציבית לחישוב מגבלת ההוצאה בשנות הכספים 2010-2009 עומדת על כ-248.2 מיליארד ש"ח בשנת הכספים 2009 ועל כ-256.0 מיליארד ש"ח בשנת הכספים 2010.**

פרק זה מציג את הרקע להצעת תקציב המדינה לשנות הכספים 2010-2009. החלק הראשון בפרק יציג את **המדיניות הכלכלית וביצועי המשק:** המדיניות הפיסקאלית ואינדיקטורים כלכליים שהם פועל יוצא של המדיניות הפיסקאלית ומסגרות התקציב. החלק השני יציג את **יעדי המדיניות הכלכלית** לשנות הכספים 2010-2009, ובכללם יעדי-על, האמצעים להגשמתם, ההתמודדות עם המשבר הכלכלי והרפורמות המרכזיות במשק. החלק השלישי יציג את **מדיניות התקציב.**

המדיניות הכלכלית וביצועי המשק

צמיחת התוצר

המשק הישראלי נמצא כיום בעיצומו של משבר כלכלי הנובע מהמשבר הכלכלי העולמי. משבר זה נותן אותותיו הן בצד הפיננסי – הפעילות בשוק ההון, היצע האשראי ומרווחי האשראי, והן בצד הריאלי – שוק העבודה, ההשקעות הישירות והצריכה הפרטית. המשק הישראלי נקלע למשבר לאחר חמש שנים שבהן שיעור הצמיחה הממוצע של התוצר המקומי הגולמי (התמ"ג) עמד על כ-5.0%, שיעור גבוה בהשוואה לשיעור הצמיחה במדינות ה-OECD.

מגמת הצמיחה בחמש השנים האחרונות באה לידי ביטוי גם בתוצר העסקי וגם בתוצר לנפש: שיעור הגידול השנתי הממוצע של התוצר העסקי עמד על כ-6.0%. שיעור הגידול השנתי הממוצע בתוצר לנפש עמד על כ-3.1%. אומדני הצמיחה לשנות הכספים 2010-2009 נמוכים משיעורי הגידול בשנים האחרונות. בעקבות המשבר ועל פי התחזיות, צפוי המשק להתכווץ בשנת 2009 ולהתחיל להתאושש בשנת 2010.



שיעור הצמיחה בישראל ובמדינות ה-OECD*
אחוזים, שנה לעומת קודמתה
אחוזים
9.0%
7.0%
5.0%
3.0%
1.0%
-1.0%
-3.0%
-5.0%
4.6%
8.9%
1.9%
-0.3%
2.4%
-0.6%
2.2%
1.8%
3.8%
5.0%
3.4%
5.1%
4.0%
5.2%
3.7%
5.4%
1.2%
4.0%
-3.8%
-1.0%
0.1%
1.5%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009 **
2010 ***
צמיחה בישראל
צמיחה במדינות ה-OECD
שנה
* ממוצע רגיל
** אומדן לשנת 2009 (משרד האוצר)
*** תחזית לשנת 2010 (משרד האוצר)
נתוני הלשכה המרכזית לסטטיסטיקה וארגון ה-OECD

המשבר הכלכלי

באמצע שנת 2008 החל המשבר הכלכלי העולמי לתת את אותותיו במשק הישראלי. השפעת המשבר הורגשה תחילה במערכת הפיננסית – ירידת שווי הנכסים בשוק ההון, עלייה בתשואות האג"ח הקונצרני, גידול במרווחי אג"ח החברות לעומת אג"ח ממשלתיות דומות והיווצרות מחנק אשראי. ההשפעה הריאלית לא איחרה להגיע – האטה משמעותית בהשקעות, עלייה במספר המפוטרים ועלייה במספר דורשי העבודה.

המשק הישראלי הוא משק קטן וחשוף (שיעור הייצוא עומד על כ-44.2% מהתוצר), ולכן המשבר העולמי "יובא" לתוך המשק נוכח הירידה המשמעותית בסחר העולמי. יש לשער כי השפעה זו טרם הסתיימה, ולראייה – תחזית הצמיחה השלילית לשנת 2009 בכלכלה העולמית (ירידה בשיעור של 11% בנפח הסחר העולמי וירידה של 12.1% בהיקף הייבוא לכלכלות המפותחות).

כדי למתן את השפעות המשבר הכלכלי, גובשה תכנית כלכלית שעיקריה: הגדלת האשראי ועידוד הייצוא, האצת ההשקעות בתשתיות פיזיות, טיפול בשוק העבודה, חיזוק המו"פ וההון האנושי והתוויית תוואי להפחתת שיעורי המס עד שנת 2016. במקביל, מקודמות רפורמות מבניות שנועדו לחזק את המשק לטווח הארוך ולהכינו לעת היציאה מהמשבר ובעיקרן שלוש רפורמות: במנהל מקרקעי ישראל, בנמלי הים ובמשק החשמל.

הסכמות במסגרת 'השולחן העגול'

'השולחן העגול' משמש כפורום מייעץ לממשלת ישראל לעניין המדיניות החברתית-כלכלית להתמודדות עם המשבר הכלכלי. בפורום זה חברים נציגי הממשלה, נציגי המעסיקים ונציגי הסתדרות העובדים הכללית החדשה. מטרת פורום 'השולחן העגול' היא שיתוף פעולה טוב יותר בין הגורמים העיקריים במשק, כך שניתן יהיה להתמודד עם השלכות המשבר הכלכלי על המשק, לשפר את הפעילות במשק וליצור תנאים לצמיחה בת קיימא, למאבק באבטלה, לשיפור המצב בשוק העבודה ולהבטחת היתרון התחרותי של המשק הישראלי. במסגרת 'השולחן העגול' התקיימו דיונים מקיפים בין הצדדים השותפים. בעקבות כך הושגו הסכמות לעניין יישום הרפורמות המרכזיות, כמו גם ליישום צעדים נוספים הנכללים במדיניות התקציב לשנות הכספים 2009-2010.

הקצאת המשאבים להתמודדות עם המשבר הכלכלי בהצעות התקציב

במסגרת הצעת התקציב לשנות הכספים 2009-2010, מוקצים משאבים רבים לתכניות להתמודדות עם השלכות המשבר הכלכלי העולמי על המשק הישראלי, משאבים שהיקפם הוא למעלה מ-10 מיליארד ש"ח. להלן חלק מהתכניות המתוקצבות בהצעת התקציב לשנות הכספים 2009-2010. לצד כל אחת מהתכניות מוצג הסכום הכולל במזומן שהוקצה לשם יישומה בשנות הכספים 2009-2010 יחד. בתחום האשראי ועידוד הייצוא — כ-1.1 מיליארד ש"ח לקרנות ה'מנוף' לטיפול באשראי חוץ בנקאי; כ-130 מיליון ש"ח לקרן לעסקים קטנים. תשתיות פיזיות — כ-2.5 מיליארד ש"ח לפרויקטים של תשתית ופיתוח בפריפריה; כ-2 מיליארד ש"ח לכבישים עירוניים ובין-עירוניים; כ-700 מיליון ש"ח לעידוד השקעות הון בפריפריה; כ-320 מיליון ש"ח לתשתיות תחבורה ציבורית וכ-400 מיליון ש"ח לבניית כיתות לימוד. בכל הקשור לשוק העבודה ולטיפול באבטלה, הוקצו סכומים כדלהלן — כ-1.3 מיליארד ש"ח לסבסוד מעונות יום, משפחתונים וצהרונים, המסייעים ליציאת הורים לשוק העבודה; כ-150 מיליון ש"ח סיוע למפעלים בהאטה זמנית לצמצום היקף הפיטורין (חמ"ת); כ-80 מיליון ש"ח לסבסוד שכר עובדים בפריפריה; כ-70 מיליון ש"ח להכשרה מקצועית בתעשייה; כ-70 מיליון ש"ח לפריסה ארצית של 'אורות לתעסוקה'; כ-25 מיליון ש"ח לעידוד תעסוקת מובטלים. אומדן ההוצאה הממשלתית בשנות הכספים 2009-2010 להתמודדות עם הקשיים בשוק העבודה עומד על כ-2.5 מיליארד ש"ח. מחקר ופיתוח והון אנושי — כ-700 מיליון ש"ח למענקי מחקר ופיתוח של המדען הראשי; כ-450 מיליון ש"ח למחקר ופיתוח חקלאי; כ-80 מיליון ש"ח להקמת מרכזי מחקר ופיתוח בפריפריה.

בנוסף, לשם ההתמודדות עם המשבר, הגדילה הממשלה את השימוש בערבויות מדינה. תוספת הערבויות הצפויה בשנות הכספים 2009-2010 עומדת על למעלה מ-20 מיליארד ש"ח.

אומדני הצמיחה

המשבר הכלכלי משפיע בצורה ניכרת על הפעילות במשק ועל צמיחת המשק. אומדני הצמיחה של משרד האוצר לשנתיים הקרובות הם צמיחה שלילית של 1.5% בשנת הכספים 2009 וצמיחה של 1.0% בשנת 2010. האומדנים מציגים תמונה של התכווצות המשק במונחים של אחוזי תוצר בשנת 2009, והתחזית לשנת 2010 מבוססת על התאוששות מסוימת בצמיחת המשק.



תוצר לנפש ישראל ומדינות ה-OECD
שנת 2008, מותאם למחירי תוצר וכוח קנייה, מדד ארה"ב = 100
200
180
160
140
120
100
80
60
40
20
0
175.6
114.1
100.0
91.3
90.8
86.3
85.4
84.6
83.6
79.6
79.5
79.5
77.9
77.3
77.3
75.6
73.0
72.8
65.3
65.3
65.2
60.2
59.0
57.7
54.2
47.4
47.0
41.6
37.3
31.1
28.0
לוקסמבורג
נורווגיה
ארה"ב
שוויץ
אירלנד
הולנד
איסלנד
אוסטריה
קנדה
אוסטרליה
דנמרק
שוודיה
בריטניה
בלגיה
פינלנד
גרמניה
צרפת
יפן
ספרד
איטליה
יוון
ישראל
קוריאה
ניו-זילנד
צ'כיה
פורטוגל
סלובקיה
הונגריה
פולין
מקסיקו
טורקיה

נתוני הלשכה המרכזית לסטטיסטיקה, ארגון ה-OECD ועיבודי משרד האוצר

מדיניות פיסקאלית

למדיניות הפיסקאלית השלכה על פרמטרים כלכליים רבים במשק. מדיניות פיסקאלית אחראית רואה חשיבות בהורדת סיכון המדינה, הגברת היציבות, שיפור תדמית המשק, חיזוק אמון המשקיעים הזרים והמקומיים, חיזוק אמון הצרכנים בממשלה והגברת הצריכה הפרטית, העלאת דירוג האשראי, הורדת הריבית לטווח ארוך, הקטנת ההוצאה על תשלומי הריבית, הקטנת עלויות המימון בסקטור העסקי ועוד.

יחס החוב תוצר, שהוא אינדיקטור פיסקאלי מרכזי, גבוה בישראל יחסית למדינות ה-OECD והוא צפוי להמשיך ולגדול בשנתיים הקרובות עקב הגדלת הגירעון הנובעת מהירידה בהכנסות ממסים ומהגדלת ההוצאה הממשלתית שמטרתה התמודדות עם השלכות המשבר. נוכח גובה שיעור יחס החוב תוצר ונוכח הגידול הצפוי בו, ישנה חשיבות רבה להפחתתו על פי מתווה ברור החל מ-2011 וגדלה חשיבות האחריות הפיסקאלית בישראל.

בהתייחס למשבר, מדיניות פיסקאלית אחראית היא קריטית לעניין יכולת ההתמודדות של ישראל עם זעזועים מאקרו כלכליים. למדינות בעלות יחס חוב תוצר נמוך, קל יותר לנקוט פעילויות אנטי מחזוריות, כגון הגדלת הוצאה במסגרת 'תכניות האצה' (Stimulus Plans) להתמודדות עם משברים כלכליים.

באופן דומה, יש מחיר לחוסר אחריות פיסקאלית. זו עלולה לפגוע ביציבות המשק ובאמינותו בעיני משקיעים זרים, וכן עלולה לגרום לירידה בהשקעות הזרות, לעלייה בשיעור הריבית עקב גידול בפרמיית הסיכון, לגידול בהוצאה על ריבית ועוד. מבחינת הפרטים, מדיניות פיסקאלית שאינה אחראית תוביל לפגיעה באמונם בממשלה ולהקטנת הצריכה הפרטית במשק. כמו כן, החוב הגדול משעבד מקורות תקציביים המופנים לתשלומי ריבית גבוהים.

יעדי המדיניות הפיסקאלית

בעקבות השפעות המשבר הכלכלי העולמי צנחו הכנסות הממשלה ממסים. אומדן ההכנסות ממסים צפוי להיות קטן בשנות הכספים 2010-2009 בכ-43 מיליארד ש"ח ובכ-44 מיליארד ש"ח בהתאמה מהוצאות הממשלה. על אף האמור, ובמטרה שלא לצמצם את הוצאות הממשלה המתפקדות כגורם אנטי מחזורי בפעילות הכלכלית במשק, החליטה הממשלה על הגדלת מסגרת הגירעון לשנות הכספים 2010-2009 ל-6.0% ול-5.5% בהתאמה. ההחלטה על הגדלת מסגרת הגירעון כוללת מתווה פוחת לגירעון, כך שהשיעור המרבי יעמוד על 1% בשנת 2014. מצד ההוצאה החליטה הממשלה על הגדלה חד-פעמית של ההוצאה הממשלתית בשנות הכספים 2010-2009 מעבר למגבלת גידול ההוצאה בחוק, העומדת על שיעור ריאלי של 1.7%. החלטת הממשלה מאשרת הגדלה חד-פעמית בשיעור נוסף של 1.35% בשנות הכספים 2010-2009, תוספת ההוצאה מיועדת בעיקרה להוצאות בגין התכנית הכלכלית. החל משנת 2011 תגדל ההוצאה הממשלתית בשיעור שנתי ריאלי של 1.7% בלבד.

מסגרת התקציב לשנת הכספים 2009 לחישוב מגבלת ההוצאה עומדת על 248.2 מיליארד ש"ח במחירי שנת הכספים 2009. ההגדלה הנוספת של מסגרת ההוצאה, כחלק מההתמודדות עם השלכות המשבר הכלכלי העולמי, יוצרת הוצאות חד-פעמיות של 3.2 מיליארד ש"ח (התוצר החזוי לשנת 2009 הוא כ-745.8 מיליארד ש"ח במחירי 2009).

מסגרת התקציב לשנת הכספים 2010 לחישוב מגבלת ההוצאה עומדת על 256.0 מיליארד ש"ח במחירי שנת הכספים 2010. ההגדלה הנוספת של מסגרת ההוצאה, כחלק מההתמודדות עם השלכות המשבר הכלכלי העולמי, יוצרת הוצאות חד-פעמיות של 3.2 מיליארד ש"ח (התוצר החזוי לשנת 2010 הוא כ-779.9 מיליארד ש"ח במחירי 2010).

החוב הציבורי

כאמור, יחס החוב תוצר של ישראל גבוה בהשוואה בין-לאומית. ניכרת ירידה ביחס החוב תוצר בחמש השנים האחרונות: מכ-98.2% ב-2004 לכ-78.3% תוצר בסוף שנת 2008. בהשוואה בין-לאומית יחס זה עדיין גבוה – ממוצע יחס החוב תוצר עמד על כ-57.0% בקרב מדינות ה-OECD בשנת 2008. על בסיס הנחת שיעורי צמיחה, גירעון והוצאה כאמור לעיל, אומדן יחס החוב תוצר לסוף 2009 עומד על כ-84.0% תוצר והתחזיות לסוף שנת 2010 עומדות על כ-87.0% תוצר.

שיעור חוב תוצר גבוה הנמצא במגמת עלייה מסכן את הכלכלה הישראלית. מבחינת ההתמודדות עם המשבר, ההשפעה של הגדלת יחס החוב עשויה להדהד רבות לאחר תום המשבר. במטרה למנוע זאת, יש להגדיר את הפחתת יחס החוב תוצר כיעד פיסקאלי ברור ולהתוות מתווה ברור ואמין להפחתת הגירעון כדי לחזור לרמה של מגבלת גירעון בשיעור של 1% תוצר בשנת 2014.


החוב הציבורי, השוואה בין-מדינות
אחוזי תוצר, אומדן ל-2008
אחוזי תוצר
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
173.0
113.0
100.8
92.2
87.0
78.3
73.2
72.5
71.8
70.9
64.8
63.0
62.6
58.7
57.0
54.5
52.8
48.1
45.4
44.6
44.2
39.6
38.0
36.1
32.8
32.6
28.4
25.3
24.8
18.1
14.2
יפן
איטליה
יוון
בלגיה
ישראל 2010
ישראל
ארה"ב
צרפת
הונגריה
פורטוגל
גרמניה
קנדה
אוסטריה
בריטניה
ממוצע OECD
הולנד
פולין
שוויץ
נורווגיה
שוודיה
ספרד
פינלנד
סלובקיה
צ'כיה
אירלנד
קוריאה
דנמרק
ניו זילנד
איסלנד
לוקסמבורג
אוסטרליה

נתוני הלשכה המרכזית לסטטיסטיקה, ארגון ה-OECD, אגף החשב הכללי במשרד האוצר ועיבודי אגף כלכלה ומחקר במשרד האוצר


החוב הציבורי השקלי והמט"חי, 2010-2000
אחוזי תוצר
מט"חי
שקלי
אחוזי תוצר
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
85.1%
89.8%
97.6%
99.9%
98.2%
94.3%
85.5%
79.8%
78.3%
84.0%
87.0%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009 *
2010 **
* אומדן החשב הכללי ואגף כלכלה ומחקר במשרד האוצר
** תחזית לשנת 2010
נתוני בנק ישראל, אגף החשב הכללי במשרד האוצר ועיבודי אגף כלכלה ומחקר במשרד האוצר

גודל הממשלה

הוצאות הממשלה הרחבה – כאחוז מהתוצר – הגיעו בשנת 2002 לשיעור של 52.2%, כתוצאה מהמיתון במשק ומהצורך להגדיל את תקציב הביטחון. שני גורמים עיקריים תרמו לריסון ההוצאה הציבורית: ההתאוששות הכלכלית מהמיתון של תחילת שנות האלפיים וקביעת מגבלת גידול ריאלית להוצאה הממשלתית בשיעור שנתי של 1.0%, שלאחר מכן תוקנה למגבלת גידול שנתי של 1.7%. שיעור הוצאות הממשלה הרחבה מהתוצר בישראל עמד בשנת 2008 קרוב לממוצע הוצאות הממשלה הרחבה ב-OECD: כ-43.5% תוצר בישראל בהשוואה לכ-42.6% תוצר במדינות ה-OECD. ישנה חשיבות בשימור מצב זה ויש להיזהר מהגדלת שיעור ההוצאה הממשלתית מהתוצר. כאמור, החלטת הממשלה על הגדלת ההוצאה הציבורית ב- 1.35% נוספים לשנים 2010-2009 היא חד-פעמית ונובעת מהצורך לממן בעיקר את הפעולות התומכות בהתמודדות עם השלכות המשבר הכלכלי.

הוצאות הממשלה הרחבה*, השוואה בין-מדינות

כאחוז מהתוצר, 2008


אחוזי תוצר
60.0
55.0
50.0
45.0
40.0
35.0
30.0
52.5
51.2
50.4
48.9
48.6
48.4
48.4
47.3
46.3
45.4
45.1
43.9
43.4
43.4
43.2
42.6
42.6
41.5
41.2
40.5
39.7
39.6
39.6
39.2
38.6
36.4
33.9
33.7
32.6
30.9
צרפת
שוודיה
דנמרק
בלגיה
הונגריה
אוסטריה
איטליה
פינלנד
פורטוגל
בריטניה
הולנד
איסלנד
ישראל
גרמניה
יוון
ניו זילנד
ממוצע OECD
צ'כיה
פולין
נורווגיה
ספרד
אירלנד
קנדה
לוקסמבורג
ארה"ב
יפן
סלובקיה
אוסטרליה
שוויץ
קוריאה

*ממשלה רחבה – על פי הגדרות אמנת מאסטריכט: הממשלה בצירוף רשויות מקומיות, מלכ"רים, קופות חולים, ועוד

נתוני הלשכה המרכזית לסטטיסטיקה וארגון ה-OECD

הגבלת הגירעון הממשלתי

בין השנים 2004-2008 צמצמה הממשלה את שיעורי הגירעון הציבורי מהתוצר, זאת בהתאם למתווה הפוחת שנקבע בחוק הפחתת הגירעון והגבלת ההוצאה התקציבית, התשנ"ב-1992. פרט לשנת 2008, בכל שאר השנים הנסקרות עמדה הממשלה במגבלת הגירעון כפי שנקבעה בחוק. עוד נקבע במתווה האמור כי החל משנת הכספים 2009 ואילך יעמוד הגירעון הממשלתי על האחוז המינימאלי שנקבע בחוק — 1% תוצר. בעקבות המשבר הכלכלי החליטה הממשלה על הגדלת מגבלת הגירעון בשנות הכספים 2009-2010 ועל מתווה תקרת גירעון פוחת בשנים שלאחר מכן. מגבלת הגירעון על פני השנים, כפי שאושרה ע"י הממשלה, מפורטת להלן:

שנה	2009	2010	2011	2012	2013	2014 והלאה
מגבלת גירעון	6.0%	5.5%	3.0%	2.0%	1.5%	1.0%


הגירעון בתקציב (ללא מתן אשראי) כאחוז מהתוצר, 2000-2010
כאחוז מהתוצר, 2008
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
תקרת גירעון מרבית מתוכננת
גירעון בפועל
2.5%
0.6%
1.8%
4.1%
3.9%
3.5%
3.0%
5.3%
4.0%
3.6%
3.4%
1.8%
3.0%
1.0%
2.9%
0.0%
1.6%
2.1%
6.0%
5.5%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009 *
2010 *
נתונים: החשב הכללי במשרד האוצר, הלשכה המרכזית לסטטיסטיקה
תקציב המדינה לשנת 2009 והצעת תקציב המדינה לשנים 2009 ו-2010
* הצעת תקציב המדינה לשנים
2009 ו-2010

ערבויות מדינה

כחלק מההתמודדות עם השלכות המשבר נעשתה הרחבה פיסקאלית משמעותית באמצעות שימוש בערבויות מדינה. הערבויות ניתנות מתוקף חוק (חוק ערבויות מטעם המדינה, תשי"ח-1958), בו מוגבל סכום הערבויות עד לעשרה אחוזים מסכום תקציב המדינה לאותה שנת כספים, למעט תקציב הפיתוח. כלי זה מאפשר למדינה להפחית סיכון בתחומים מסוימים במשק. כאמור, במשבר הנוכחי נעשה שימוש בערבויות להגדלת הלימות ההון של הבנקים ולהקלת מחנק האשראי, בכלי סיוע לייצוא, בקרן האשראי לעסקים בינוניים ועוד. חשוב לציין את הסיכון שבשימוש בכלי זה – ערבויות המדינה מעבירות את הסיכון מן המגזר העסקי אל המדינה ומגדילות את סיכון המדינה.

מדיניות מיסוי

תכנית המסים לשנות הכספים 2009-2016 כוללת ארבעה נדבכים עיקריים: הפחתת שיעורי המס על יחידים וחברות; ביטול עיוותי מס ובכלל זה פטורים שונים; הגדלת שיעורי המס על מוצרים מזיקים למשק; התייעלות מערכת המס וטיפול באכיפת הגבייה (ובכלל זה מערכת החשבוניות הפיקטיביות, דיווחים מקוונים לרשות המסים ועוד). חלקה של תכנית המסים במדיניות הפיסקאלית הוא בכך שהיא מעודדת צמיחה על ידי שינוי המיסוי.

בתום תכנית המיסוי, יעמוד שיעור מס ההכנסה השולי העליון על 39% ושיעור מס החברות יעמוד על 18%. הפחתת נטל המס הישיר כמהלך אסטרטגי, תאפשר יצירת תנאים להגברת הצמיחה ולשיפור במעמדה של ישראל כמקום אטרקטיבי לעשיית עסקים בזירה הבין-לאומית. ביטול עיוותי המס כולל את ביטול הפטור ממע"מ על פירות וירקות ואת הגברת גביית המס על מוצרים בעלי השפעות חיצוניות שליליות, כגון דלק וסיגריות. ביטול עיוותי המס והפטורים הסקטוריאליים לצד הפחתת נטל המס, יאפשרו הגדלה של הכנסות המדינה ממסים ושיפור בהקצאת המקורות במשק. התייעלות במערכת המס תלווה במלחמה בתופעה המזיקה משמעותית להכנסות קופת המדינה ופוגעת בהיבטי התחרות והמסחר ההוגן — החשבוניות הפיקטיביות. במסגרת התכנית ישתנה הדיווח של דוחות מסוימים מצד עוסקים לדיווח מקוון. בין היתר יאפשר המעבר לדיווח מקוון גילוי טוב יותר של מידע חיוני לבקרה ופיקוח, כך שהפיקוח יתבצע בצורה יעילה ומהירה, ובסופו של דבר ישתפר מעמדם של כלל העוסקים המצייתים לחוק.

יעדי המדיניות הכלכלית

יעד-על של המדיניות הכלכלית הוא עידוד הצמיחה תוך צמצום פערים. הגדרת יעד-על באופן זה שונה מההגדרה שהייתה נהוגה בשנים האחרונות, בהציבה את סוגיית צמצום הפערים בשורה הראשונה לצד עידוד הצמיחה. עקב המשבר הכלכלי, הוחלט להציב את ההתמודדות עם ההשלכות השליליות של המשבר העולמי כיעד-על נוסף של המדיניות הכלכלית. ההתמודדות עם המשבר באה לידי ביטוי בטווח הקרוב במסגרת התכנית הכלכלית לטיפול במשבר ובטווח הרחוק על ידי הרפורמות המבניות שמוביל משרד האוצר ושמטרתן ליצור תשתית איתנה לצמיחה וליציאה מהמשבר. מטרת רפורמות אלה היא הכנת המשק לקראת תום המשבר, כך שיתאפשר המשך השגת שיעורי צמיחה גבוהים ומימוש פוטנציאל הצמיחה. זאת, תוך ביסוס הצמיחה כצמיחה בת-קיימא ופיתוח המשק הישראלי והפיכתו למשק יעיל ומתקדם, המבוסס על כלכלה תחרותית ועל יוזמה, משק שבו החסמים המבניים והביורוקרטיים מצומצמים יחסית. לשם השגת יעדים אלה נקטים אמצעים שונים, ובהם מדיניות פיסקאלית אחראית, כפי שתוארה קודם לכן; הגברת ההשקעות בהון אנושי ופיזי; חיזוק הפריפריה; הגדלת שיעור התעסוקה וההשתתפות בכוח העבודה וחיזוק אוכלוסיות חלשות; עידוד התחרות ושיפור הפריון; ייעול השירות הציבורי ושיפור השירותים לאזרח; ושיפור וייעול מערך הרגולציה.

הרפורמות המבניות המרכזיות

כאמור, הרפורמות המבניות הכלולות בתכנית הכלכלית באות במטרה ליצור תשתית איתנה לצמיחת המשק ולבניית תשתית ליציאה מהמשבר, תוך פיתוח המשק, חיזוק יתרונותיו היחסיים, הפיכתו ליעיל ולמתקדם יותר כך שיאפשר מימוש מלוא פוטנציאל הצמיחה. מתוך כלל הרפורמות המבניות הנכללות בתכנית הכלכלית לשנות הכספים -2010 2009, ראוי לציין שלוש רפורמות מבניות מרכזיות — במנהל מקרקעי ישראל, בנמלי הים ובמשק החשמל (רפורמות נוספות מוצגות בהמשך). במטרה להביא לשיתוף פעולה טוב יותר בין הגורמים הפועלים במשק, נידונו שלוש הרפורמות המרכזיות במסגרת 'השולחן העגול'. ברפורמות הוכנסו שינויים, ובמתכונתן הנוכחית הן מקובלות על נציגי כל הצדדים החברים ב'שולחן העגול'.

רפורמה במינהל מקרקעי ישראל

מינהל מקרקעי ישראל (להלן המינהל) הוא הגוף המופקד על ניהול קרקעות בבעלות המדינה, על קק"ל ועל רשות הפיתוח. למינהל מעמד מונופוליסטי בשוק המקרקעין ושליטה מכרעת על אספקת גורם ייצור מרכזי בכלכלה הישראלית — היקף הקרקעות שעליהן הוא מופקד הוא מהגבוהים בעולם ועומד על כ-93% מכלל קרקעות המדינה. בין החסרונות בפעילות המנהל, המהווה מתכנן מרכזי בשוק המקרקעין, נמנים: פגיעה בפעילות העסקית, הקצאה בלתי יעילה של משאבים ועוד. הלכה למעשה המינהל הנו חסם מרכזי לפיתוח הכלכלי בישראל. מטרת הרפורמה במינהל היא לשנות את המצב הקיים ולהקל על הפעילות הכלכלית במשק. עיקרי הרפורמה הם הקמת רשות מקרקעין ממשלתית שתנהל את מקרקעי ישראל; העברת הבעלות בקרקע לידי מרבית החוכרים המחזיקים בחוזי חכירה לדורות בייעודי מגורים ותעסוקה; והעברת פעילויות התכנון והפיתוח מהמינהל לרשויות המקומיות ולמגזר הפרטי, למעט מקרים חריגים.

רפורמה בנמלי הים (המשך הרפורמה משנת 2005)

מערך הנמלים מהווה צומת כלכלי מרכזי במשק הישראלי — 99% מסחר החוץ של ישראל עובר דרך הים. מכאן שלייעול פעולת חברות נמלי הים, לשיפור רמת השירות לצרכנים ולקיצור זמני השהייה של האוניות בנמלים חשיבות רבה לפעילות במשק. הצבת סטנדרטים בין-לאומיים המעגנים רמות גבוהות של שירות ופעילות כיעד ועמידה ביעד זה, תאפשר למשק הישראלי לממש את יתרונותיו היחסיים ולשפר את מיקומו האסטרטגי על נתיב הסחר הבין-לאומי. הרפורמה הנוכחית בנמלי הים מהווה המשך לצעדי הרפורמה משנת 2005, תוך יישום מתווה ההפרטה שעליו סוכם בשנת 2005. לרפורמה שני נדבכים עיקריים: הראשון הוא הנפקת חלק מאחזקות המדינה בחברות נמל חיפה ונמל אשדוד בבורסה, והפרטת חברת נמל אילת — מכירה של עד 15% מאחזקות המדינה בחברות נמל חיפה ואשדוד בשנת 2010 וכן מכירת יתרת אחזקות המדינה בחברות אלו עד שנת 2020 והפרטת חברת נמל אילת בשנת 2010. הנדבך השני הוא רפורמה בתעריפי הנמלים — שינוי התעריפים כך שמחירי השירותים ישקפו ככל הניתן את עלות מתן השירות.

רפורמה במשק החשמל

משק החשמל בישראל הינו משק ריכוזי המופעל ברובו על ידי חברת החשמל לישראל בע"מ. חברת החשמל מהווה מונופול אנכי מלא על כל המשתמע מכך: עלויות תפעול גבוהות, רמת פיתוח בלתי מספקת של תשתית, עיכובים בהקמת תחנות כוח ועוד. מצב זה מקשה על הפעילות הכלכלית במשק. מטרת הרפורמה במשק החשמל היא לייעל ולשפר את משק החשמל תוך הגברת התחרות בו. עיקריה הם קידום יצרני חשמל פרטיים, תוך הענקת תמריצים והסרת חסמי מימון ופעילות; חיזוק פעילות החברה הממשלתית לניהול המערכת — כך שתהווה גורם אובייקטיבי, מקצועי ועצמאי לתכנון ולניהול משק החשמל; הקמת חברת ייצור ממשלתית חדשה שתקים תחנות כוח חדשות תוך שיתוף השוק הפרטי; וייעול הפיקוח על חברת החשמל ע"י הקמת גוף מתאם בין הגופים המפקחים הקיימים.

רפורמות מבניות נוספות

בשנות הכספים 2010-2009 יקודמו שינויים מבניים שמטרתם לייעל את השירות הממשלתי, להגביר את התחרות בסקטור העסקי, להוריד מחירי מוצרים ושירותים, לעודד יציאה לעבודה ולהגביר את ההשקעות במשק. שינויים אלו נידונו והוסכמו גם הם במסגרת פורום 'השולחן העגול'. להלן חלק מההשינויים המבניים שיקודמו בנוסף לשלוש הרפורמות המרכזיות שלעיל:

- **הקמת רשות פנים-ממשלתית לבקרת רשויות מקומיות ולהערכתן**

רשות הבקרה תוקם במטרה לשפר את איכות הבקרה ולספק מידע שוטף לציבור הרחב ולממשלה על ההתנהלות הכלכלית והתפעולית של הרשויות המקומיות. בין פעולות הרשות יהיו: קביעת מדדי הערכה ליעילות הרשויות המקומיות ולאיכות השירותים המסופקים על ידן; דירוג ביצועי הרשויות בהתאם למדדי ההערכה ופרסום תוצאותיו בפומבי; וסיוע בזיהוי רשויות מקומיות העומדות בפני קשיים כלכליים. כך תקדם הרשות מדיניות של התערבות מוקדמת למניעת קריסת רשויות אלה.

- **רפורמה בתחום שידורי הטלוויזיה**

טלוויזיה רב-ערוצית – הגדלת חופש הבחירה של הצרכן באמצעות מתן אפשרות לחבילת בסיס מצומצמת בטלוויזיה הרב-ערוצית

טלוויזיה מסחרית – מעבר משיטת הסדרה המבוססת על הענקת זיכיונות למשטר רישיונות, תוך קביעת תנאי סף בתחום התוכן

רגולציה – איחוד גופי ההסדרה המפקחים על שידורי הטלוויזיה

פרסום – הרחבת התחרות בשוק הפרסום

שידור ציבורי (רשות השידור) – הבטחת היקף ההוצאה על תוכן בהתאם לקבוע בחוק.

- **קידום ועידוד הקמת תשתיות גז טבעי במשק**

עידוד הקמת תשתית מערכת החלוקה באמצעות מתן מענקי התחברות לצרכנים

הסדרת פעילות משווקים באמצעות רישיונות

התאמת מכרז גז טבעי נוזלי לשינויים במשק הגז הטבעי, ובכלל זה לדיווחים על גילוי הגז ההטבעי בקידוח "תמר".

- **פתיחת שוק הרכב לייבוא מקביל**

מטרת שינוי זה היא להגביר את רמת התחרות בשוק הרכב על ידי הסדרת התנאים הדרושים לקיומם של יבואנים מקבילים בשוק הרכב, כך שייבאו כלי הרכב לצד היבואן הרשמי. התחרות בשוק ייבוא הרכב בישראל נמוכה, בעיקר מכיוון שלכל סוג רכב יש יבואן אחד בלבד, והשינוי המוצע ישפר את התחרות.

פתיחת השוק לכלי רכב המיוצרים בארה"ב שאינם בעלי תקינה אירופית תגדיל את מגוון כלי הרכב הזמינים לצרכן.

מדיניות התקציב

מדיניות התקציב נקבעת לאור יעדי המדיניות הכלכלית כפי שצוינו לעיל. הטיפול בהשפעות המשבר הכלכלי מהווה חלק מרכזי ממדיניות התקציב לשנות הכספים 2010-2009 והיא שזורה בכל אחד מהנושאים האמורים להלן.

השקעה בתשתיות

רמת הצמיחה במשק מושפעת לאורך זמן מהיקף התעסוקה והפריון במשק וכן ממלאי ההון היצרני והתשתיות. לפיכך, הגדלת ההשקעה בתשתיות מהווה נדבך מרכזי בצמיחה יציבה ובת-קיימא במשק.

מדיניות התקציב כוללת פיתוח מואץ של תשתיות במשק, בעיקר בתחומי התחבורה, המים והאנרגיה. בתחום התחבורה ניתן לזהות גידול משמעותי בהיקף ההשקעות ובמספר הפרויקטים, ובהם פרויקטים בשיתוף הסקטור הפרטי. בתחום פיתוח הכבישים הבין-עירוניים מושקעים תקציבים נרחבים במסגרת התכנית הרב-שנתית של החברה הלאומית לדרכים (מע"צ החדשה) העומדת על היקף של כ-19 מיליארד ש"ח (ומבוססת על תכנית החומש של החברה לשנות הכספים 2010-2006 אשר אושרה בממשלה). בנוסף, משרד התחבורה משקיע בכבישים עירוניים כמיליארד ש"ח בכל שנה בפרויקטים של פיתוח ושל בטיחות. ההשקעה בתחום הרכבת מתבססת על הסכם הפיתוח שנחתם בשנת 2004 ושתוקן בשנת 2008, ובבסיסו הקצאת 29.5 מיליארד ש"ח לפיתוח רשת הרכבות בין השנים 2012-2003. בנוסף לפרויקטים המסילתיים, החלה הממשלה בקידום מערכות הסעת המונים המבוססות על אוטובוסים מרובי קיבולת. במסגרת זו מוקמת מערכת הסעת המונים בחיפה בהיקף של כ-900 מיליון ש"ח ומקודם תכנונן של מערכות נוספות.

בנוסף לפרויקטים התקציביים, מקודמים מספר פרויקטים במשותף עם הסקטור הפרטי, ובהם: פרויקט הרכבת הקלה בירושלים, פרויקט הרכבת הקלה בת"א, כביש הרוחב 531 והמשך הקטע הצפוני בכביש חוצה ישראל (קטע 18) עד מחלף אליקים (צפוי להיפתח לתנועה באוגוסט 2009), פרויקט מנהרות הכרמל (צפי לפתיחה חלקית מוקדמת במהלך שנת 2010) ופרויקט הנתיב המהיר בכניסה לתל אביב.

תעסוקה

שיעור האבטלה, שהגיע לשיא של 10.9% במחצית השנייה של 2003, ירד ל-8.4% ול-7.3% בממוצע שנתי בשנים 2007-2006, ול-6.1% בממוצע שנתי בשנת 2008. עם זאת, בעקבות המשבר השתנתה המגמה, וברבעון הרביעי של 2008 חלה עלייה בשיעור האבטלה ל-6.3%. צפוי כי שיעור האבטלה ימשיך לעלות – אומדן שיעור האבטלה ב-2009 עומד על 7.6% והתחזית לשנת 2010 עומדת על 8.5%. שיעור ההשתתפות עלה מ-54.5% בשנת 2003 ל-56.3% בשנת 2007 ול-56.5% בממוצע שנתי בשנת 2008. אומדן שיעור ההשתתפות בשוק העבודה לשנת 2009 עומד על 56.5%, והתחזית לשנת 2010 עומדת על 56.4%. על אף מגמת השיפור בשיעור ההשתתפות, נתון זה נמוך עדיין ביחס לממוצע מדינות ה-OECD שעמד בשנת 2007 על כ-62%. גם בבדיקה בקרב גילאי העבודה העיקריים (64-25) מתגלה כי שיעור ההשתתפות נמוך בצורה משמעותית בהשוואה למדינות המפותחות, בעיקר בקרב גברים. כך לדוגמה, בשנת 2007 עמד שיעור ההשתתפות

(הכללי) בארצות הברית ובבריטניה על כ-79%, ובגרמניה ובקנדה על כ-81%, בהשוואה לכ-75% בלבד בישראל. שתי קבוצות אוכלוסייה בישראל שבהן שיעור ההשתתפות נמוך במיוחד הן גברים חרדים ונשים ערביות.


שיעור ההשתתפות ושיעור האבטלה בישראל, 2010-2000
(שיעור ההשתתפות - ציר ימני)
שיעור האבטלה
שיעור ההשתתפות
שנה
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
57.0%
56.5%
56.0%
55.5%
55.0%
54.5%
54.0%
53.5%
53.0%
52.5%
8.7%
9.3%
10.3%
10.8%
10.3%
9.0%
8.4%
7.3%
6.1%
7.6%
8.5%
54.3%
54.3%
54.1%
54.5%
55.0%
55.2%
55.6%
56.3%
56.5%
56.5%
56.4%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009 *
2010 **
* אומדן לשנת 2009
** תחזית לשנת 2010
נתוני הלשכה המרכזית לסטטיסטיקה ואומדן משרד האוצר

את הגדלת מספר המועסקים הישראלים ואת העלייה בשיעור ההשתתפות בכוח העבודה ניתן לייחס לצמיחה המהירה של התוצר העסקי בשנים 2008-2004. זאת לצד פעולות הממשלה לעידוד התעסוקה (ובכללן השינויים שחלו בקצבאות הילדים), צמצום מספר העובדים הזרים והחמרת התנאים לקבלת דמי אבטלה וקצבאות הבטחת הכנסה. אחד הגורמים שסייעו לירידה בשיעור האבטלה הוא תכנית 'אורות לתעסוקה' (או בשמה הקודם –'תכנית מהל"ב'), אשר יישומה החל באוגוסט 2005 בארבעה אזורים. בעקבות הצלחותיה המוכחות, הוחלט על פריסה ארצית של התכנית.

בשנת 2007 החליטה הממשלה לאמץ שני יעדים בתחום המדיניות הכלכלית-חברתית: יעד תעסוקה ויעד לצמצום העוני עד סוף שנת 2010. בתקציב לשנות הכספים 2010-2009 נמשכת המדיניות להשגת יעדים אלה, אולם לנוכח המשבר הכלכלי בתחום התעסוקה וניתוח עדכני של שוק העבודה, הוחלט על הארכת משך הזמן להשגת יעדים אלה. לאור זאת, היעדים המופיעים בתכנית הכלכלית הנוכחית הם:

- שיעור התעסוקה – הגעה ליעד של 71.7% אצל גילאי 64-25 עד שנת 2013

- יעד לצמצום העוני — גידול בהכנסות מעבודה בקרב החמישון התחתון ב-10% יותר משיעור הצמיחה הממוצע במשק במהלך השנים 2013-2010.

על מנת להשיג יעדים אלה תמשיך הוועדה הבין-משרדית לפעול ליצירת כלים ודרכים לעידוד ולהגברת התעסוקה ותמשיך לערוך מעקב שוטף אחר שוק העבודה באמצעות מדדים שונים.

מדיניות התקציב כוללת המשך מדיניות פעילה בשוק העבודה, ובכלל זה פעולות לצמצום השלכות ההאטה הכלכלית על שוק העבודה. כך, מדיניות התקציב שמה דגש על פעולות להגדלת שיעור ההשתתפות בכוח העבודה ועל עידוד תעסוקה בקרב האוכלוסיות החלשות. בין הפעולות בשוק העבודה — פריסה ארצית של תכנית 'אורות לתעסוקה'; פריסה ארצית של תכנית מס הכנסה שלילי (המופעלת כיום אך ורק באזורים שבהם מופעלת תכנית 'אורות לתעסוקה'); צמצום מספר העובדים הזרים הלא חוקיים והחוקיים; האצת פרויקטים עתירי תעסוקה של תשתית; תכניות הסבה והכשרה מקצועית; סיוע בצמצום היקף הפיטורים ובקליטת עובדים חדשים; עידוד תעסוקה בקרב אוכלוסיות המאופיינות בשיעורי השתתפות נמוכים בשוק העבודה; תשלום גמלה מיוחדת לעידוד העסקת עובדים ישראלים בתחום הסיעוד למבוטח המעסיק עובד ישראלי ואינו בעל היתר להעסקת עובד זר או שאינו מממש היתר להעסקת עובד זר ועוד. בין פעולות הסיוע למובטלים נכללות פעולות אלו: מתן הקלות בזכאות לדמי אבטלה באמצעות קיצור תקופת האכשרה המזכה לדמי אבטלה; מתן תוספת של עד 30 ימים לתקופה המרבית לדמי אבטלה; מתן אפשרות למובטלים אשר פתחו עסק עצמאי לתבוע את דמי האבטלה המגיעים להם עד תום 36 חודשים מהחודש שבו הפכו להיות מובטלים במקום 12 החודשים הקבועים כיום ועוד.

בשנת 2008, במסגרת מדיניות הממשלה לצמצום מספר העובדים הזרים, החליטה הממשלה על הקמת רשות האוכלוסין, ההגירה ומעברי הגבול. הרשות הוקמה במטרה לעצור את הגידול במספר העובדים הזרים הלא חוקיים. מטרת הרשות היא לאחד את זרועות הממשלה העוסקות באכיפה בתחום זה תחת קורת גג אחת. כוונת מהלך זה היא להגביר את האכיפה בתחום העובדים הזרים הלא חוקיים ומעסיקיהם; לצמצם את מספר העובדים הזרים בענפים השונים תוך הפחתה וביטול של המכסות להעסקתם; לייקר את עלות העסקתם; לפקח על יישום שיטות ההעסקה החדשות בענפי הסיעוד והחקלאות; להסדיר את הבאתם של העובדים הזרים לישראל תוך צמצום התמרוץ הכלכלי לעשות כן; ולהמשיך בעידוד תעסוקת ישראלים. צעדים אלו יביאו לשיפור במצב שוק העבודה, יפנו משרות לתושבי ישראל, יקלו על כושר התחרות של עובדים בעלי מיומנויות נמוכות ויגבירו את התעסוקה בקרב עובדים אלו.


מספר העובדים הזרים (החוקיים והלא חוקיים), 2008-2000
באלפים
י״ש ועזה
זרים לא-מדווחים
זרים מדווחים
אלפים
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
299
290.5
281.1
256.9
230.7
226.5
224.9
241.2
263.4
95.0
47.3
29.8
38.3
36.9
45.8
46.6
50.0
61.0
72.0
82.2
84.3
64.6
55.0
58.7
62.3
65.0
73.7
2000
2001
2002
2003
2004
2005
2006
2007
2008
שנה
נתוני בנק ישראל

צמצום הפערים

מטרות צעדי המדיניות הכלכלית, אלה שהוזכרו קודם לעניין שוק העבודה ואלה שיוזכרו בהמשך, הן בין השאר התמודדות עם סוגיית אי השוויון. נתוני אי-השוויון בישראל במונחי מדד ג׳יני (מדד הבוחן אי-שוויון בחלוקת ההכנסות), מצביעים על שתי מגמות שונות באי- השוויון: מחד גיסא עלייה באי-שוויון לאחר תשלומי העברה ומסים ישירים ומאידך גיסא מגמת ירידה באי-שוויון בהכנסה הכלכלית עם התייצבות יחסית בשנים 2006-2005. מגמות אלו נמשכו עד לשנת 2006 כולל. לעומת זאת, בשנת 2007 נרשמה ירידה באי השוויון לפי מדד ג׳יני — הן באי-שוויון לאחר תשלומי העברה ומסים ישירים והן באי השוויון בהכנסה הכלכלית.

בהתאם ליעדי האג׳נדה החברתית-כלכלית שאומצה על ידי הממשלה, כאמור לעיל, התקציב לשנות הכספים 2009-2010 כולל הפניית מקורות ליצירת תמריצים כלכליים שתכליתם לצמצם את הפערים החברתיים. צמצום הפערים החברתיים נעשה בעיקר דרך פעולות בשוק העבודה כאמור לעיל, ודרך פעולות בתחום החינוך.


מדד ג'יני לאי שוויון
0.55
0.50
0.45
0.40
0.35
0.30
מדד ג'יני לפי הכנסה כלכלית
מדד ג'יני לאחר תשלומי העברה ומסים ישירים
2002
2003
2004
2005
2006
2007
שנה
נתוני הביטוח הלאומי

חינוך ותקציב החינוך

להלן מספר מהלכים מרכזיים במדיניות התקציב בתחום החינוך: רפורמת 'אופק חדש', הכוללת שעות לימוד פרטניות לתלמידים מתקשים ותגבור לימוד במקצועות הליבה. רפורמת 'אופק חדש' משפרת את שכר המורה ואת מעמדו בכוונה להביא לשיפור באיכות ההוראה, ובמקביל מגבירה את אפשרויות הניהול ואת כלי הניהול למנהלי בתי הספר. בנוסף, מופעלת תכנית פדגוגית לשיפור איכות ההוראה בלימודי שפה, מתמטיקה ומדעים ומתבצעת הקצאת משאבים באופן דיפרנציאלי בעד שעות לימוד בבתי ספר בכל שלבי החינוך, בהתבסס על 'ציון הטיפוח' של בית הספר המשקף את החסך החינוכי של תלמידי בית הספר. כך ממוקדים משאבי מערכת החינוך בתלמידים הנזקקים לסיוע מוגבר ומצטמצמים הפערים הלימודיים במערכת החינוך .

תקציב מערכת החינוך לשנות הכספים 2009-2010 מגלם תוספות תקציביות נרחבות לתמיכה ולחיזוק של מערכת החינוך בישראל. בין התוספות: כ-920 מיליון ש"ח נוספים להמשך יישום רפורמת 'אופק חדש' במערכת החינוך בשנת הכספים 2009 וכ-75 מיליון ש"ח נוספים בשנת הכספים 2010; 30 מיליון ש"ח לצורך תוספת שעות לימוד למערכת החינוך העל-יסודית בהתאם להחלטת ממשלה מספר 4018 מיום 24 לאוגוסט 2008, בכל שנת לימודים משנת הלימודים תש"ע עד שנת הלימודים תשע"ט; 150 מיליון ש"ח בשנת הלימודים תש"ע להקטנת מספר התלמידים בכיתה ועוד. מעבר לכך כולל תקציב החינוך מקורות לתגבור קצב בניית כיתות לימוד, הנגשת מוסדות חינוך ופירוק לוחות אסבסט במוסדות חינוך.

במסגרת מדיניות התקציב מופעלת תכנית סיוע לעמותות ולארגונים הפועלים בתחום החברתי, בעלות של 200 מיליון ש"ח.

תקציב הביטחון

בהתאם לדו"ח הוועדה לבחינת תקציב הביטחון (להלן-'ועדת ברודט') אשר עיקריו אומצו על ידי הממשלה, נקבע תקציב רב-שנתי למערכת הביטחון. כך הוחלט כי תקציב הביטחון יגדל בין השנים 2017-2008 בכ-100 מיליארד ש"ח. המקורות לגידול האמור הם תוספת תקציבית בסך 46 מיליארד ש"ח, התייעלות מערכת הביטחון בסכום כולל של 30 מיליארד ש"ח ותוספת צפויה של סיוע אמריקני נוסף בסך של 24 מיליארד ש"ח (בכפוף לאישורים הנדרשים בממשל האמריקני).

בנוסף למחויבויות הנובעות ממסקנות הדו"ח, מחויב משרד האוצר להעביר סכומים חד- פעמיים בגין הוצאות הלחימה בדרום וסיכומים שונים. סכומים אלו יינתנו במהלך שנות הכספים 2010-2009 בהתאם לסיכום בין משרדי האוצר והביטחון, בהיקף של 3.7 מיליארד ש"ח בשנת הכספים 2009 (במחירי 2009) ו-1.12 מיליארד ש"ח נוספים בשנת הכספים 2010 (במחירי 2010).

המשבר הכלכלי מצריך צמצום מסוים בתקציב הביטחון. לפיכך תבוצע פריסה של כ-750 מיליון ש"ח משנת הכספים 2010 לשנת הכספים 2011 והפחתה חד-פעמית של 750 מיליון ש"ח בשנת הכספים 2010.

פנסיה תקציבית

אחד המרכיבים העיקריים המשפיעים על ההוצאה הציבורית הנוכחית, קל וחומר על ההוצאה העתידית, הינו הפנסיה התקציבית. בסוף שנת 2008 נאמדה החבות האקטוארית של ממשלת ישראל לבדה, לעובדיה המבוטחים בפנסיה תקציבית ובכלל זה חיילים המשרתים בשירות קבע ונושאי משרה בפנסיה תקציבית, בערך נוכחי של כ-430 מיליארד ש"ח (לא כולל זכויות אשר עתידות להיצבר בגין האוכלוסייה הקיימת). ערך נוכחי הכולל זכויות העתידות להיצבר בגין האוכלוסיות האמורות נאמד בכ-541 מיליארד ש"ח. יתרה מכך, שיעורי הגידול בתקציבים המיועדים לתשלומים בגין פנסיה תקציבית גבוהים משמעותית משיעור הגידול הצפוי בתקציב המדינה. לפיכך, חלק ההוצאה לגמלאות בתקציב צפוי לעלות באופן משמעותי על חשבון חלקם היחסי של נושאים אחרים בעלי חשיבות, כגון: חינוך, בריאות, רווחה, תשתיות ואחרים. החבות האקטוארית המוצגת בהמשך משקפת את המצב לאחר סגירת האוכלוסייה המבוטחת בפנסיה תקציבית בפני מצטרפים חדשים, ומבהירה כי השינויים שנעשו מנעו את החרפת הבעיה, אך לא נתנו מענה הולם לפתרון סוגיה זו, שיש לה משמעויות משקיות ותקציביות כבדות משקל.

בהסכמי השכר שנחתמו בשנת 2008 עם ההסתדרות הכללית והסתדרות המורים, סוכם על תמיכת הארגונים בשינוי חקיקה שיכלול הצמדת גמלאות הפנסיה התקציבית למדד המחירים לצרכן, כנהוג בקרנות הפנסיה הצוברות. עוד הוחלט על תוספת בשיעור משתנה לגמלאות הפנסיונרים הקיימים. החלטת ממשלה מספר 174 מיום 12 במאי 2009 קובעת כי במקרה שהצעת החוק לתיקון חוק הגמלאות כך שתשלומי הגמלאות יוצמדו למדד, לא תתקבל בכנסת

בקריאה שנייה ושלישית עד ליום 1 ביוני 2009, תאושר הצעת החוק במסגרת התכנית הכלכלית לשנת הכספים 2010 (חוק ההסדרים), בכפוף להתאמות הנחוצות.


התפתחות תשלומי הפנסיה התקציבית -
ממשלה, מורים ומערכת הביטחון
מיליוני ש"ח
30,000
25,000
20,000
15,000
10,000
5,000
0
מיליוני ש"ח
סה"כ
פעילים שיפרשו
גמלאים מקבלי גמלה
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2016
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שנה
נתוני החשב הכללי במשרד האוצר

סיכום

מזה מספר שנים מנהיגות ממשלות ישראל מדיניות כלכלית אחראית ועקבית, על מנת להתמיד בשיפור רמת החיים של כלל אזרחי ישראל. שיפור רמת החיים מתבטא בגידול בתוצר לנפש ומבוסס על צמיחה בת קיימא.

על כלי המדיניות העיקריים המלווים את יישום המדיניות הכלכלית נמנים רפורמות מבניות, צמצום יחס החוב תוצר והגבלת הגירעון, הגדלה מבוקרת של הוצאות הממשלה ומדיניות מסים.

החל מאמצע שנת 2008 שרוי העולם במשבר כלכלי נרחב. המשק הישראלי, כמשק קטן ופתוח, חשוף לתמורות המתרחשות בכלכלות העולם ונאלץ להתמודד עם ההשפעות השליליות של המשבר העולמי. זו הסיבה העיקרית שבגינה הוגשו התקציבים לשנות הכספים 2010-2009 יחד לאישור הממשלה ושבגינה הם מונחים יחד על שולחן הכנסת. המטרה היא לאפשר המשך התמודדות נאותה עם ההשלכות השליליות של המשבר הכלכלי כדי להגדיל את רמת הוודאות והיציבות דרך הקצאת מקורות תקציבית ברורה לתקופה שהיא מעבר ליתרת שנת הכספים 2009.

השינויים המבניים הנכללים בהצעת התקציב מותאמים ומכוונים גם הם, ככל הניתן, להתמודדות עם המשבר, אם בטווח הקצר – במטרה למתן ככל שניתן את השפעת המשבר, ואם בטווח הארוך – במטרה לשפר ולייעל את הפעילות במשק ולהכינו לצמיחה מחודשת בעת היציאה מהמשבר. מתוך כלל השינויים המבניים המוצגים בחוברת, ניצבים שלושה שינויים מבניים מרכזיים – במנהל מקרקעי ישראל, בנמלי הים ובמשק החשמל, והם מהווים את רפורמות הדגל לשנות הכספים 2010-2009.

במשק הישראלי קיים עדיין פוטנציאל צמיחה ניכר, שניתן יהיה לממשו אם תימשך המדיניות הכלכלית הנכונה, תישמר האחריות הפיסקאלית וייושמו בנחישות השינויים המבניים ברמה הענפית והמשקית. בעקבות המשבר אושרה פריצה של המסגרות הפיסקאליות, הן מצד ההוצאה והן מצד הגירעון. יודגש כי פריצה זו נובעת אך ורק מהשפעות המשבר על המשק והיא מוגבלת בזמן. על אף ההתאמות שנעשו במסגרות הפיסקאליות לעניין ההתמודדות עם המשבר, תוחזרנה בהקדם המסגרות הפיסקאליות לשיעור הקבוע בחוק בצד ההוצאה ולתוואי גירעון פוחת בצד ההכנסה עם תום המשבר או מיד בתום תקופת התאמה מוגדרת. בראש המדיניות הפיסקאלית יוצב יעד הפחתת יחס החוב תוצר. בנוסף לצד הפיסקאלי, נציין גם את חשיבות ההתמודדות עם הגידול הצפוי בשיעור האבטלה ועם המשבר הכלכלי העולמי וכן את הצורך בהעלאת שיעור ההשתתפות כמפתח למאבק בעוני ולצמצום פערים חברתיים. מימוש פוטנציאל הצמיחה במשק ושיפור בנתונים הפיסקאליים יובילו להעלאת רמת החיים של כלל האזרחים, כך שישראל תוכל לעמוד בשורה אחת עם המדינות המפותחות.

ניתוח הצעת התקציב לשנות הכספים 2010-2009

ההוצאה התקציבית לשנת הכספים 2009, כהגדרתה לחישוב מגבלת ההוצאה, גבוהה במונחים ריאליים ב-1.7% מהתקציב המקורי לשנת הכספים 2008. ההוצאה התקציבית לשנת 2010, כהגדרתה לחישוב מגבלת ההוצאה, גבוהה במונחים ריאליים ב-1.7% מהצעת התקציב לשנת הכספים 2009. מעבר לכך, בכל אחת מהשנים 2009 ו-2010 ישנה הגדלה חד-פעמית נוספת בהיקף של 1.35%, שעיקרה תוספת תקציב להתמודדות עם השלכות המשבר הכלכלי העולמי.

אומדן ההכנסות ממסים לשנת הכספים 2009 (כפי שנקבע על סמך הגבייה בפועל עד חודש מרס 2009), צפוי להיות קטן בשיעור ריאלי של כ-8% אחוזים בהשוואה להכנסות ממסים בשנת הכספים 2008. הקיטון נובע מההאטה בכלכלה הישראלית שמקורה במשבר הגלובלי, וכן משינויי חקיקה. תחזית ההכנסות ממסים לשנת 2010, צפויה להיות גדולה בשיעור ריאלי של כ-4.1% בהשוואה לאומדן ההכנסות ממסים בשנת הכספים 2009.

הוצאות

להלן עיקר השינויים הריאליים, בצד ההוצאה, בהצעת התקציב לשנות הכספים 2009-2010:

- ההוצאה התקציבית כהגדרתה בחוק הגבלת ההוצאה התקציבית תגדל בשנת הכספים 2009 ב-1.7% בהשוואה לחוק התקציב לשנת 2008. בשנת הכספים 2010 תגדל ההוצאה התקציבית כהגדרתה בחוק הגבלת ההוצאה התקציבית ב-1.7% בהשוואה להצעת התקציב לשנת הכספים 2009. מעבר לכך, בכל אחת מהשנים 2009 ו-2010 ישנה הגדלה חד-פעמית נוספת בהיקף של 1.35%, שעיקרה תוספת תקציב להתמודדות עם השלכות המשבר הכלכלי העולמי.

- ההוצאה האזרחית לשנת הכספים 2009 תגדל בכ-7.0% בהשוואה לחוק התקציב לשנת 2008. בשנת הכספים 2010 תגדל ההוצאה האזרחית בכ-6.7% בהשוואה להצעת התקציב לשנת הכספים 2009. הגידול בהוצאה האזרחית בשנות הכספים 2010-2009 נובע בין היתר מהסכמי השכר במגזר הציבורי; מהמשך יישום רפורמת 'אופק חדש' במערכת החינוך; ומשינויים המתחייבים מחקיקה ומהחלטות הממשלה.

- ההוצאה הביטחונית לשנת הכספים 2009 תקטן בכ-1.5% בהשוואה לחוק התקציב לשנת 2008. בשנת הכספים 2009 ניתנו תוספות תקציב משמעותיות במסגרת ההוצאה הביטחונית. הגורם לירידה בהוצאה הביטחונית, למרות תוספות התקציב, הוא ייסוף השקל המקטין את ערכו השקלי של תקציב הסיוע הביטחוני. בשנת הכספים 2010 תגדל ההוצאה הביטחונית בשיעור של כ-9.7% בהשוואה להצעת התקציב לשנת הכספים 2009. הגידול בהוצאה הביטחונית לשנת הכספים 2010 מושפע בין היתר מהגידול בסיוע האמריקני ומהפיחות בשקל, המגדיל את ערכו השקלי של תקציב הסיוע הביטחוני.

- תשלומי ההעברה והתמיכות יגדלו בשנת הכספים 2009 בשיעור של כ-6.3% בהשוואה לחוק התקציב לשנת 2008 ויישארו ברמתם זו בשנת הכספים 2010. הגידול בתשלומי ההעברה בשנות הכספים 2009-2010 בהשוואה לחוק התקציב לשנת 2008 נובע בין היתר מהגידול הצפוי בקצבאות הביטוח הלאומי ובהשתתפות הממשלה בהוצאות המוסד על פי חוק, הגידול בתגמולים לניצולי שואה, תוספת טכנולוגיות ותרופות חדשות לסל שירותי הבריאות, ובהתאם לשינויים המתחייבים מחקיקה ומהחלטות ממשלה נוספות.
- תשלומי הריבית יגדלו בשנת הכספים 2009 בשיעור של כ-3.6% בהשוואה לחוק התקציב לשנת 2008. תשלומי הריבית בשנת 2009 עתידים להתרחש ככל הנראה בסביבת ריביות נמוכה יחסית, אך צפויה השפעה של הגידול בחוב הציבורי על היקף תשלומי הריבית. בשנת הכספים 2010 יגדלו תשלומי הריבית בשיעור של כ-6.6% בהשוואה להצעת התקציב לשנת הכספים 2009. הגידול הצפוי בתשלומי הריבית בשנת 2010 נובע מעלייה צפויה בסביבת הריביות ומהגידול הצפוי בחוב הציבורי.
- תשלומי הקרן, למעט החזרי קרן למוסד לביטוח לאומי, יגדלו בשנת הכספים 2009 בכ-4.9% בהשוואה לחוק התקציב לשנת 2008. בשנת הכספים 2010 יגדלו תשלומי הקרן, למעט החזרי קרן למוסד לביטוח לאומי, בשיעור של כ-2.3% בהשוואה להצעת התקציב לשנת הכספים 2009. השינויים בתשלומי הקרן הם פועל יוצא של מבנה לוחות הסילוקין של החוב. תשלומים אלו אינם כלולים בחישוב ההוצאה המותרת לפי חוק הפחתת הגירעון והגבלת ההוצאה התקציבית, תשנ"ב-1992.
- מתן האשראי יקטן בשנת הכספים 2009 בכ-6.2% בהשוואה לחוק התקציב לשנת 2008. הסיבה העיקרית לקיטון באשראי שיינתן בשנת הכספים 2009 היא ניצול נמוך של תקציב המשכנתאות על ידי הזכאים. לעומת זאת גדל בשנה זו מתן האשראי לתאגידי מים. בשנת הכספים 2010 יקטן מתן האשראי בכ-24.3% בהשוואה להצעת התקציב לשנת הכספים 2009. עיקר הקיטון במתן האשראי בשנת 2010 נובע משינוי טכני באופן מימון המשכנתאות, כך שהבנקים מספקים את המשכנתאות ממקורותיהם בתמורה לעמלה שנקבעה במכרז.


התפלגות ההוצאות - 2009 לעומת 1999
2009
הוצאה אזרחית
17.9%
הוצאה ביטחונית
16.2%
תשלומי העברה ותמיכות
28.8%
השקעות ומתן אשראי
5.6%
החזר חובות
31.5%
1999
הוצאה אזרחית
15.5%
הוצאה ביטחונית
17.0%
תשלומי העברה ותמיכות
29.5%
השקעות ומתן אשראי
6.7%
החזר חובות
31.3%
מקור: אגף התקציבים


התפלגות ההוצאות - 2010 לעומת 2000
2010
הוצאה אזרחית
18.5%
הוצאה ביטחונית
17.2%
תשלומי העברה ותמיכות
27.8%
השקעות ומתן אשראי
5.1%
החזר חובות
31.4%
2000
הוצאה אזרחית
16.2%
הוצאה ביטחונית
17.9%
תשלומי העברה ותמיכות
30.7%
השקעות ומתן אשראי
6.4%
החזר חובות
28.8%
מקור: אגף התקציבים

התפלגות הכנסות המדינה לשנת 2009


מענקים מחו"ל
הכנסות אחרות
מסים ישירים
4.2%
11.9%
40.9%
43.0%
מסים עקיפים

מקור: רשות המסים

התפלגות הכנסות המדינה לשנת 2010


מענקים מחו"ל
הכנסות אחרות
מסים ישירים
10.5%
4.6%
39.2%
45.7%
מסים עקיפים

מקור: רשות המסים

הכנסות

אומדן סך כל הכנסות המדינה ממסים לשנת הכספים 2009 עומד על כ-172.9 מיליארד ש"ח. סכום זה מהווה ירידה ריאלית של כ-8% לעומת הגבייה בפועל בשנת הכספים 2008, ונובע מההאטה במשק הישראלי (האטה שהיא פועל יוצא של המשבר הכלכלי העולמי) וכן משינויי חקיקה במסגרת התוואי להפחתת שיעורי המס הישיר.

בשנת הכספים 2010, עומד אומדן סך כל הכנסות המדינה ממסים על כ-183.1 מיליארד ש"ח. סכום זה מהווה עלייה ריאלית של כ-4.1% לעומת אומדן הגבייה לשנת הכספים 2009.

ההנחות בבסיס תחזית ההכנסות לשנת הכספים 2009 הן צמיחה ריאלית שלילית בשיעור של 1.0% בתוצר המקומי הגולמי (התמ"ג), עלייה של 5.4% במחירי התוצר, והפחתת מס נטו של כ-0.6 מיליארד ש"ח כתוצאה משינויי חקיקה לעומת שנת 2008.

ההנחות בבסיס תחזית ההכנסות לשנת הכספים 2010 הן צמיחה ריאלית בשיעור של 1.5% בתוצר המקומי הגולמי (התמ"ג), עלייה של 3.0% במחירי התוצר, וגידול בהכנסה ממסים נטו של כ-3.7 מיליארד ש"ח כתוצאה משינויי חקיקה בהשוואה לשנת 2009.

תיאור מפורט של אומדן הכנסות המדינה ממסים מופיע בפרק תחזית הכנסות המדינה ממסים לשנים 2010-2009 שבחוברת זו.

הגירעון בתקציב המדינה

הגירעון הכולל ללא אשראי בשנת 2009 צפוי להסתכם בכ-44.4 מיליארד ש"ח, המהווים כ-6.0% מהתמ"ג החזוי, המוערך בכ-745.8 מיליארד ש"ח בשנת 2009.

הגירעון המקומי ללא אשראי בשנת 2009 צפוי להסתכם בכ-39.4 מיליארד ש"ח, המהווים כ-5.3% תוצר.

הגירעון בחו"ל ללא אשראי בשנת 2009 צפוי להסתכם בכ-5.0 מיליארד ש"ח, המהווים כ-0.7% תוצר.

הגירעון הכולל (לרבות אשראי נטו) בשנת 2009 צפוי לעמוד על כ- 41.0 מיליארד ש"ח.

הגירעון הכולל ללא אשראי בשנת 2010 צפוי להסתכם בכ-43.0 מיליארד ש"ח, המהווים כ-5.5% מהתמ"ג החזוי, המוערך בכ-779.9 מיליארד ש"ח בשנת 2010.

הגירעון המקומי ללא אשראי בשנת 2010 צפוי להסתכם בכ-38.0 מיליארד ש"ח, המהווים כ-4.9% תוצר.

הגירעון בחו"ל ללא אשראי בשנת 2010 צפוי להסתכם בכ-4.9 מיליארד ש"ח, המהווים כ-0.6% תוצר.

הגירעון הכולל (לרבות אשראי נטו) בשנת 2009 צפוי לעמוד על כ-38.8 מיליארד ש"ח.

מימון הגירעון הכולל בשנים 2010-2009

(במיליארדי ש"ח)

מקורות למימון הגירעון	סך ב-2009	סך ב-2010
הכנסות ממכירת חברות, בנקים וקרקעות נטו	0.3	0.5
הלוואות מחו"ל (נטו)	7.5	3.6
מלוות מהציבור (נטו)	33.2	34.7
סך-הכול	**41.0**	**38.8**

הערה: תיתכן תחלופה בין הרכיבים השונים של מימון הגירעון.

הגירעון התקציבי ומימונו

(באלפי ש"ח)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
.1	**סך-הכול הוצאות ומתן אשראי**	**272,555,944**	**262,523,443**	**247,005,201**	**249,911,852**
	מזה: מקומי	252,697,231	245,949,196	229,237,908	230,547,222
	- צריכה והשקעה	129,768,392	121,109,008	120,510,467	116,959,728
	מזה: מקומי	116,964,679	110,542,761	108,336,359	104,725,098
	- תשלומי העברה ותמיכות	89,682,372	90,130,660	85,698,491	84,811,262
	- תשלומי ריבית וסבסוד אשראי	38,039,320	35,673,039	33,137,385	34,547,584
	מזה: מקומי	30,984,320	29,665,039	27,544,200	27,417,584
	- מתן אשראי	2,503,552	3,487,503	1,947,233	1,554,575
	- הוצאה אחרת	12,562,308	12,123,233	5,711,625	12,038,703
.2	**סך הכנסות ומענקים**	**233,753,684**	**221,552,796**	**237,345,057**	**242,237,677**
	מזה: מקומי	218,714,537	209,847,907	224,770,661	227,907,606
	הכנסות ממיסים	184,434,664	173,889,780	184,842,147	191,867,183
	- הכנסות אחרות	39,418,940	39,023,016	42,465,614	39,985,994
	מזה: החזרי אשראי	6,631,305	6,878,500	8,209,542	5,330,000
	- מענקים מחו"ל	9,900,080	8,640,000	10,037,296	10,384,500
.3	**עודף (+) [גרעון(-)]**	**-38,802,260**	**-40,970,647**	**-9,660,144**	**-7,674,175**
	עודף (+) [גרעון(-)] ללא אשראי נטו	-42,930,013	-44,361,644	-15,922,453	-11,449,600
	מזה: מקומי	-38,053,147	-39,417,886	-10,729,300	-6,385,041
	מזה: בחו"ל	-4,876,866	-4,943,758	-5,193,153	-5,064,559
	אשראי נטו	4,127,753	3,390,997	6,262,309	3,775,425
.4	**מימון***				
4.1	הלוואות מחו"ל (נטו)	3,601,500	7,500,500	-9,116,190	-5,088,000
	קבלת הלוואות	17,006,500	17,415,500	3,910,083	7,980,000
	פירעון חובות	13,405,000	9,915,000	13,026,273	13,068,000
4.2	הלוואות מקומיות (נטו)	34,700,760	33,172,147	20,516,092	8,730,175
	קבלת הלוואות	90,540,760	91,600,147	70,324,491	61,513,175
	פירעון (קרן)	55,840,000	58,428,000	49,808,399	52,783,000
4.3	הכנסות הון נטו	500,000	298,000	1,751,563	4,032,000
	הפרטה ומכירת קרקעות	500,000	298,000	1,751,563	4,032,000

* תיתכן תחלופה בין מימון בחו"ל לבין מימון מקומי

ההוצאה ברוטו לפי סיווג כלכלי

(באלפי ש"ח)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
	הוצאה נטו	**325,287,959**	**316,553,346**	**296,264,138**	**301,518,814**
	הוצאה מותנית	16,512,985	14,313,097	13,575,735	14,244,038
	סך-הכול תקציב ברוטו (1+2)	**341,800,944**	**330,866,443**	**309,839,873**	**315,762,852**
1	**סך-הכול הוצאות ומתן אשראי**	**272,555,944**	**262,523,443**	**247,005,201**	**249,911,852**
1.1	צריכה אזרחית	63,200,409	59,194,367	52,117,856	55,028,289
	שכר בארץ	39,101,128	36,291,308	33,852,762	33,425,509
	קניות בארץ	21,776,443	20,986,687	16,397,738	19,596,798
	שכר וקניות בחו"ל	2,322,838	1,916,372	1,867,356	2,005,982
1.2	צריכה ביטחונית	53,768,759	48,933,622	56,527,966	51,568,318
	שכר	22,515,432	21,313,518	19,222,614	19,681,928
	תשלומי העברה	2,219,208	2,189,297	2,008,452	2,072,040
	קניות	17,218,206	15,505,374	21,120,184	18,206,653
	בינוי	1,005,405	1,005,405	3,183,212	1,036,500
	קניות בחו"ל	10,480,816	8,649,817	10,306,737	10,228,563
	הוצאות חירום ותיאום הפעולות בשטחים	329,692	270,211	686,767	342,634
1.3	תשלומי העברה ותמיכות	87,463,164	87,941,363	83,690,039	82,739,222
	לרשויות מקומיות	12,340,450	12,129,898	13,388,574	12,497,101
	למועצות דתיות	230,193	231,282	186,924	211,938
	לפרטים ולמוסדות	45,121,786	44,960,374	42,124,038	40,933,321

ההוצאה ברוטו לפי סיווג כלכלי (המשך)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
	תמיכות במחירי מצרכי יסוד	2,690,683	2,612,513	2,604,218	3,594,924
	העברות למוסד לביטוח לאומי	27,080,052	28,007,296	25,386,285	25,501,938
1.4	השקעות ומתן אשראי	17,417,890	18,547,349	14,567,658	13,862,191
	השקעה ישירה	14,914,338	15,059,846	12,620,425	12,307,616
	מזה: שיכון	1,997,148	1,797,424	1,581,832	1,570,290
	מתן אשראי	2,503,552	3,487,503	1,947,233	1,554,575
	מזה: שיכון	819,232	1,173,183	1,182,668	1,336,549
1.5	תשלומי ריבית וסבסוד אשראי	38,039,320	35,673,039	33,137,385	34,547,584
	תשלומי ריבית בארץ	30,962,000	29,642,000	27,517,294	27,393,000
	סבסוד אשראי	22,320	23,039	26,906	24,584
	תשלומי ריבית בחו"ל	7,055,000	6,008,000	5,593,185	7,130,000
1.6	הוצאות שונות	7,523,000	7,423,000	6,964,297	6,823,000
	פירעון קרן לביטוח הלאומי שונות	7,523,000	7,423,000	6,964,297	6,823,000
1.7	רזרבות	5,143,402	4,810,703		5,343,248
2	**פירעון חובות קרן**	**69,245,000**	**68,343,000**	**62,834,672**	**65,851,000**
	פירעון בארץ לציבור	55,840,000	58,428,000	49,808,399	52,783,000
	פירעון חובות בחו"ל	13,405,000	9,915,000	13,026,273	13,068,000

ריכוז התקבולים והמלוות

	הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
סך-הכול כללי	**325,287,959**	**316,553,346**	**296,264,879**	**301,518,814**
חלק א: תקבולים שוטפים	234,195,342	225,234,865	215,233,424	216,478,350
חלק ב: תקבולים ממלוות וחשבון הון	91,092,617	91,318,481	81,031,455	85,040,464
חלק א: תקבולים שוטפים	**234,195,342**	**225,234,865**	**215,233,424**	**216,478,350**
מסים ותשלומי חובה	184,434,664	173,889,780	184,842,147	191,867,183
מסי הכנסה ורכוש	85,100,000	84,800,000	95,714,850	103,600,000
מסי הוצאה	99,334,664	89,089,780	89,127,297	88,267,183
ריבית, תמלוגים ותקבולים שונים	5,153,650	5,667,682	5,090,454	5,875,536
העברה מחלק ב	44,607,028	45,677,403	25,300,823	18,735,631
חלק ב: תקבולים ממילוות וחשבון הון	**91,092,617**	**91,318,481**	**81,031,455**	**85,040,464**
גביית קרן	5,231,305	5,478,500	6,879,408	5,330,000
שונות	112,000	243,737	1,470,758	24,483
הפרטה	500,000	298,000	1,751,563	4,032,000
מלוות בארץ	102,949,760	104,920,147	82,283,170	76,025,112
מלווה מהמוסד לביטוח לאומי	12,409,000	13,320,000	15,450,000	14,511,937
מלוות בארץ למעט ביטוח לאומי	90,540,760	91,600,147	66,833,170	61,513,175
מלוות ומענקים מחו"ל	26,906,580	26,055,500	13,947,379	18,364,500
סיוע ביטחוני מארה"ב	9,900,080	8,640,000	10,037,296	10,384,500
סיוע אזרחי מארה"ב				
מלווה העצמאות והפיתוח (נטו)	4,106,500	3,915,500	3,906,278	3,880,000
מלוות אחרים	12,900,000	13,500,000	3,805	4,100,000
העברה לחלק א	-44,607,028	-45,677,403	-25,300,823	-18,735,631

עדיפות לאומית לפריפריה

בהחלטה מספר 3960 מיום 24 באוגוסט 2008, קבעה הממשלה כי הפריפריה (כהגדרתה בהחלטת הממשלה) היא אזור בעל עדיפות לאומית. בהתאם לכך תקדם הממשלה את אזור הפריפריה בתחומי פעילותה, ובכלל זה בתחום החינוך, התעשייה, השלטון המקומי, התעסוקה והתשתיות, כמפורט בהחלטות הממשלה 3961 עד 3976 לעניין קידום ועידוד הפריפריה, ותפעיל את כלֵי המדיניות הקבועים באותן החלטות, לרבות לעניין הסטת משאבים לאזור הפריפריה ולעניין מתן הטבות כלכליות.

במסגרת התכנית ובהתאם לפירוט המובא בהחלטות הממשלה לעניין קידום ועידוד הפריפריה, תעניק הממשלה לאזור הפריפריה עדיפות ממשית על פני אזורים אחרים. התכנית לקידום ולעידוד הפריפריה, כמפורט בהחלטות הממשלה השונות, לרבות הקצאת המשאבים ומתן ההטבות הכלולות בה, תיכנס לתוקף החל ביום 1 בינואר 2009. זאת בכפוף לקבלת אישורה של הכנסת להצעת חוק אזורי עדיפות לאומית התשס"ז-2007, ולאחר ששר האוצר הודיע לממשלה כי ניתן להפעיל את התכנית ולהתחיל ביישומה בעקבות קבלתו של החוק.

נתוני רקע

נתוני האוכלוסייה

- במרכזה, מדינת ישראל היא בין המדינות הצפופות ביותר במערב (נתוני למ"ס).
- הפריפריה הגיאוגרפית (נגב, גליל) היא עתודת השטח המשמעותית היחידה האפשרית לפיתוח מהותי בעשורים הקרובים.

נתונים דמוגרפיים על אזור הפריפריה (נתוני 2006 – ממוצע)

סך הכול – אוכלוסייה ביישובי הפריפריה	1,423 20% (מכלל ישראל)	
סך הכול – אוכלוסייה יהודית ביישובי הפריפריה	912 64% (מתוך התכנית)	912 17% (מתוך אוכלוסייה יהודית בישראל)
סך הכול – אוכלוסייה לא יהודית ביישובי הפריפריה	511 36% (מתוך התכנית)	511 37% (מתוך אוכלוסייה לא יהודית בישראל)

נתונים כלכליים-חברתיים

הסולם הסוציו-אקונומי

- 86% מכלל האוכלוסייה היהודית בנגב ו-62% מהאוכלוסייה היהודית בצפון משתייכים לרמה 4-5 בסולם הסוציו-אקונומי, זאת לעומת 13% בלבד במרכז הארץ.
- 2% בלבד מהאוכלוסייה היהודית בנגב ו-35% מהאוכלוסייה היהודית בצפון משתייכים לרמה 6-7 בסולם הסוציו-אקונומי, זאת לעומת 42% במרכז הארץ.
- 100% מאוכלוסיית הבדואים בנגב ו-82% מהאוכלוסייה הערבית בצפון, משתייכים
- לרמה הסוציו אקונומית הנמוכה ביותר — סולם 1-3, זאת לעומת 42% מן האוכלוסייה
- הערבית במרכז הארץ.
- 0% מהאוכלוסייה הבדואית בנגב ו-15% בלבד מהאוכלוסייה הערבית בצפון משתייכים לרמה 4-5 בסולם הסוציו-אקונומי, זאת לעומת 50% מן האוכלוסייה הערבית במרכז הארץ.

השכר הממוצע לשכיר (נתוני 2006)

ממוצע ארצי — 7,576 ש"ח
דרום — 5,399 ש"ח
צפון — 4,906 ש"ח
ערבים בצפון — 3,784 ש"ח
בדואים בנגב — 3,582 ש"ח

זכאות לתעודת בגרות (נתוני 2006)

ממוצע ארצי — 53.8% (נתוני 2005)
צפון — 50.8%
דרום — 50.6%
ערבים בצפון — 45.4%
בדואים בדרום — 41.9%

עמידה בדרישות הסף לקבלה לאוניברסיטה (מתוך הזכאים לתעודת בגרות – נתוני 2006)

ממוצע ארצי — 45.7% (נתוני 2005)
צפון — 40.7%
דרום — 38.6%
ערבים בצפון — 33.6%
בדואים בנגב — 24.9%

פיתוח הפריפריה – הרציונאל הלאומי-אסטרטגי

פיתוח הפריפריה הוא צורך לאומי חיוני למדינת ישראל, והוא מהווה מסד חשוב ביותר בחיזוק חוסנה הלאומי של מדינת ישראל. ההתמקדות נעשית בארבעה נדבכים מרכזיים:

צמצום פערים סוציו-אקונומים ומתחים אתנו-לאומיים

בין אוכלוסיית הפריפריה לבין אוכלוסיית מרכז המדינה, קיימים פערים משמעותיים במספר פרמטרים כלכליים-חברתיים מרכזיים. מלבד התועלות הכלכליות שיהיו לפיתוח הפריפריה, לצמצומם המשמעותי של פערים אלו יש חשיבות גדולה בחיזוקה של מדינת ישראל. הפערים הקיימים כיום גורמים למתחים הפוגעים במרקם החברתי של המדינה, ובתורם מובילים ליצירת 'מעגל שוטה' שבמסגרתו מוקצנים המתחים, מתרחשת פגיעה במרקם החברתי וחוזר חלילה. למעגל זה יש השלכות חמורות הן במישור החברתי והן במישור הכלכלי. צמצומם של פערים אלו יביא לצמצום המתחים, למיצוי טוב יותר של ההון האנושי המצוי בפריפריה, ובתהליך הדרגתי ישפר את החוסן הלאומי.

גם בנגב וגם בגליל חיות אוכלוסיות לא יהודיות בהיקפים משמעותיים: בגליל מהווה האוכלוסייה הערבית כמחצית מתושבי האזור כולו. בנגב – כרבע מאוכלוסיית האזור משתייכת למגזר הבדואי. הפיגור בהתפתחות הכלכלית של אזורים אלו ביחס למרכז המדינה, והעובדה כי הפערים הסוציו-אקונומיים בולטים באוכלוסיות אלו, מובילים ליצירת מתחים על רקע אתני ולאומי. מעבר למחיר הכלכלי של אי השתלבות ראויה של אוכלוסיות אלו במעגל החיים הישראלי באופן מלא, יש בצמצום המתחים האמורים תרומה אמיתית לחוסנה הלאומי של המדינה.

ניצול יעיל של משאב הקרקע

אוכלוסייתה של מדינת ישראל מרוכזת בעיקר במרכז הארץ. במצב הנוכחי קיים פער בלתי סביר בין עתודות הקרקע הפנויות של מדינת ישראל לבין האוכלוסייה המצויה בהן. קביעה זו נכונה בעיקר לאזור הנגב, המהווה כ-60% משטחה של המדינה אך מאוכלס ב- 9% לערך מאוכלוסייתה.

בהיות הקרקע משאב סופי ובלתי מתחדש, יש לניצולו היעיל של משאב זה חשיבות עצומה. במונחי מדינת ישראל, ניצול יעיל של משאב הקרקע משמעותו – הפניית משאבים, כלים ומאמצי פיתוח לכיוון הפריפריה, בעיקר לנגב. עתודות פיתוח הקרקע של מדינת ישראל מצויות בנגב ובגליל. פיתוח הפריפריה יסייע להביא לאופטימיזציה של השימוש בקרקע.

שיפור פריסתם הגיאוגרפית של הנכסים האסטרטגיים של מדינת ישראל

מרבית הנכסים האנושיים, הכלכליים, התרבותיים והביטחוניים של מדינת ישראל מרוכזים במרכז הארץ, בדגש על רצועת חוף צרה יחסית ובעלת אורך מצומצם למדי. הגם שריכוזם של חלק מן הנכסים האמורים תורם ליצירת 'מרכז כובד' חיובי, הרי שבמציאות הנוכחית הוא מהווה חולשה מובנית. לנוכח המציאות הביטחונית שבה מצויה מדינת

ישראל (בהווה ובטווח החיזוי הנראה לעין) ולנוכח האיומים העיקריים הניצבים בפניה, ריכוזם של נכסי המדינה באופן הקיים כיום הוא נקודת תורפה בעלת תוצאות אפשריות חמורות. פיזורם של הנכסים האסטרטגיים הוא הכרח שיביא לחיזוק חוסנה הלאומי של ישראל.

ניצול נכסים קיימים

מרכיב חשוב בחוסנה הלאומי של מדינה הוא שימוש מושכל בנכסים הקיימים ברשותה ומינופם להשגת מטרותיה, בין אם כלכליות ובין אם חברתיות או אחרות.

בנגב ובגליל קיימים נכסים רבים שהתפתחו במהלך השנים, רובם באמצעות תמיכה של ממשלות ישראל לאורך השנים, והשקעת משאבים תקציביים ואחרים. בין אלו ניתן למנות אוניברסיטאות ומוסדות השכלה גבוהה אחרים, בתי חולים, תעשייה כימית ותעשייה מתקדמת אחרת ונכסי טבע, נוף ומורשת. פיתוח הפריפריה יאפשר ניצול מיטבי של נכסים קיימים אלו וימנף את השפעתם הכלכלית והחברתית.

פיתוח הפריפריה – הרציונאל הכלכלי

אי שוויון בפוטנציאל ההזדמנויות בתעסוקה —הפער בפוטנציאל ההזדמנויות בין הפריפריה למרכז מתבטא בנתוני התעסוקה (שיעור המועסקים ושכרם). תפקיד הממשלה הוא לפעול לצמצום אי שוויון בפוטנציאל ההזדמנויות. הטיפול צריך להתמקד בהסרת החסמים המונעים את יצירת הפוטנציאל ואת מימושו.

הגדלת הצמיחה — הצורך בחיזוק הפריפריה נובע אף מאובדן הצמיחה הנגרם מהפער בין הפוטנציאל לבין מימושו, ומכאן שהצורך לחזק את הפריפריה נועד להוות זרז לצמיחת המשק. מימוש עיקרון זה מחייב בחירה נכונה של הכלים. חיזוק הפריפריה הוא אמצעי להסרת חסמי הצמיחה והחסמים העומדים בפני מימוש פוטנציאל הצמיחה בפריפריה.

שמירה על היעדים הפיסקאליים — העלות המשקית הכרוכה בפריצת היעדים הפיסקאליים גבוהה מהתועלת הצפויה מההשקעה בפריפריה.

חיזוק העצמאות הכלכלית של הפריפריה – ייעשה באמצעות יצירת תשתית שתקטין בטווח הארוך את התלות בסיוע ממשלתי.

ניצול יעיל של המשאבים הלאומיים, לרבות קרקע, השקעות עבר ועלויות שקועות — ההתפתחות העתידית של מדינת ישראל מחייבת התפתחות לכיוון הפריפריה, בשל קיומם של משאבים לאומיים בלתי מנוצלים ומשום שבפריפריה מצויות עתודות הקרקע לפיתוח בראייה ארוכת טווח.

הכלים המומלצים להשגת יעדי הממשלה בפריפריה

חיזוק באמצעות תעסוקה — חיזוק הפריפריה יתבטא בטווח הארוך בשיפור בנתוני התעסוקה — גידול במספר ובשיעור המועסקים ועלייה בפריון הייצור שתאפשר עלייה בשכר. כלֵי המדיניות יכוונו להסרת החסמים העומדים בפני מימוש יעד זה.

מדיניות ארוכת טווח — מכיוון שהביטוי לחיזוק הפריפריה הוא בטווח הארוך, הטיפול יתמקד בחסמים ולא בתוצאות. כלי המדיניות יהיו כלי מדיניות ארוכת טווח. פעולות הטווח הארוך נועדות לצמצם את הצורך בהתערבות בטווח הקצר. פעולות שייעשו בטווח הקצר ייגזרו מהיעדים ארוכי הטווח תוך ניצול יעיל של השקעות קודמות ותהליכים קיימים.

עידוד צמיחה בת קיימא של הפריפריה ממקורות פרטיים ולא מהגדלת הסקטור הציבורי — המשאבים יופנו לפריפריה באמצעות תיעדוף לאומי.

שמירה על יציבות המטרופולינים שמחוץ לפריפריה — התכנית הממשלתית לא נועדה להחליש את מרכז הארץ אלא לחזק את הפריפריה, בין היתר **באמצעות מיצוי היתרונות היחסיים הגלומים בה**.

העוגנים הכלכליים והכיוונים המרכזיים

מיקוד בשיפור השירותים הציבוריים — מכיוון שהמיקוד הוא בטווח הארוך — כלי המדיניות הממשלתיים יתרכזו בשירותים ציבוריים בסיסיים ואין חולק על כך שיש לספקם. המטרה היא להשיא את התשואה הלאומית על ההשקעה הממשלתית בכלים אלה, השקעה המביאה בחשבון את ההצדקות הכלכליות שלעיל.

יתר על כן, התמקדות בכלי מדיניות בסיסיים לטווח הארוך מצמצמת את הצורך להתמודד עם חוסר הוודאות ועם ההשפעה של שינויים אקסוגניים, כגון שינויים טכנולוגיים שיצמצמו את השפעת המרחקים על שוק העבודה וכד'.

ריכוז מאמץ — חשיבות מיקוד המאמץ בפריפריה רבה אף מחשיבות המיקוד במרכז, וזאת עקב הסיכון הגבוה יותר שיש להשקעה בפריפריה והצורך ליצור מסה קריטית של השקעות ומהלכי מדיניות מקבילים.

סנכרון ויצירת סינרגיה בין כלי המדיניות השונים — כל כלִי מדיניות שיוצע, יוצג בהקשר של כלֵי המדיניות הרלוונטיים האחרים.

מימוש פוטנציאל השקעות עבר לפני יצירת עלויות חדשות — הממשלה השקיעה בעבר בפריפריה. בבחירת האמצעים בעתיד יש להביא לניצול יעיל של התשתיות הקיימות, כגון בית חולים סורוקה ואוניברסיטת בן גוריון בבאר שבע, ושל הביצוע, כגון העתקת בסיסי צה"ל לנגב.

טיפול אזורי — על מנת להבטיח טווח השפעה רחב, יש לבחור כלים המציעים טיפול לאזור כולו ולא ליישוב יחיד.

הגדרת אזור הפריפריה

בהתאם להחלטת הממשלה מספ 3960 מיום 24 באוגוסט 2008, הפריפריה מוגדרת באמצעות מדד שנקבע על ידי הלשכה המרכזית לסטטיסטיקה לעניין זה ומתבסס בעיקר על מרחק האזור מריכוזי אוכלוסייה וממרכז הארץ ועל תכנון פריסת האוכלוסייה ברחבי המדינה.

פירוט בנושא זה ניתן למצוא באתר הלמ"ס: http://www.cbs.gov.il/reader/newhodaot/hodaa_template.html?hodaa=200824160

הרשויות המקומיות הנכללות באזור הפריפריה:

- רשויות מקומיות הנכללות באשכולות 1-4 במדד הפריפריה
- רשויות מקומיות הנכללות באשכול 5 במדד הפריפריה, והנמנות עם הרשויות המקומיות שעליהן חלה החלטת ממשלה מספר 4415 מיום 20 בנובמבר 2005 ('תכנית לאומית אסטרטגית לפיתוח הנגב').

יעדיי פיתוח הפריפריה

יעד האוכלוסייה – הגדלת האוכלוסייה באזור הפריפריה בהתאם לתחזית שהוגדרה במסגרת תמ"א 35, כמפורט להלן:

יישובי הפריפריה בצפון המדינה – תוספת של 370 אלף תושבים לערך עד שנת 2020.

יישובי הפריפריה בדרום המדינה – תוספת של 336 אלף תושבים לערך עד שנת 2020.

יעד התעסוקה – הגדלת אפשרויות התעסוקה באזור הפריפריה בהתאם ליעדי האג'נדה הכלכלית-חברתית, כאמור בהחלטת ממשלה מספר 1586 מיום 22 באפריל 2008 וליעדי התכנית לקידום הנגב כאמור בהחלטת ממשלה מספר 4415 מיום 20 בנובמבר 2005:

יישובי הפריפריה בצפון המדינה - העלאת מספר המועסקים בכ-220 אלף עד שנת 2020

יישובי הפריפריה בדרום המדינה - העלאת מספר המועסקים בכ-136 אלף עד שנת 2020.

חלק ג

סקירת עיקרי הפעולות

משרד הביטחון

הצעת תקציב משרד הביטחון ברוטו לשנים 2010-2009 (סעיף 15) מסתכמת בכ-48.6 מיליארד ש"ח לשנת 2009 ובכ-53.2 מיליארד ש"ח לשנת 2010.

דגשים לתקציב 2010-2009

בדיוני תקציב 2009 החליטה הממשלה שכדי לשמור על מסגרת התקציב, תוך שמירה על מתווה המלצות ועדת ברודט, יש לפרוס מימונית 1.3 מיליארד ש"ח משנת 2009 לשנת 2010 (החלטה מספר 4041). בפועל, במהלך 2008 הועבר למשרד הביטחון סכום של 0.9 מיליארד ש"ח, כך שב-2009 הפריסה בפועל עמדה על 0.4 מיליארד ש"ח. בדיוני תקציב 2010-2009 הוחלט להפחית 0.2 מיליארד ש"ח נוספים מבסיס התקציב בהתאם לסיכום עם ההסתדרות אודות הפחתת דמי הבראה בשנים 2010-2009, ובמקביל סוכם כי יועברו במהלך השנה כ-3.7 מיליארד ש"ח לכיסוי עלויות הלחימה וסיכומים אחרים. ההחלטות האמורות צפויות להביא את תקציב הביטחון נטו בשנת 2009 לרמה של 46.2 מיליארד ש"ח. בכך צפוי תקציב הביטחון לעמוד על כ- 15% מתקציב המדינה.

בנוגע לשנת הכספים 2010 הוחלט לבצע הפחתה חד-פעמית של 1.5 מיליארד ש"ח בתקציב הביטחון, מהם 0.75 מיליארד ש"ח יוחזרו למשרד בתקציב שנת 2011 (החלטה מספר 217 מיום 12 במאי 2009). במקביל להפחתה הוחלט על כי יועברו במהלך השנה כ- 1.12 מיליארד ש"ח לכיסוי עלויות הלחימה וסיכומים אחרים. ההחלטות האמורות צפויות להביא את תקציב הביטחון נטו בשנת 2009 לרמה של 49 מיליארד ש"ח. בכך צפוי תקציב הביטחון לעמוד על כ- 15% מתקציב המדינה.

תקציב הביטחון בשנים האחרונות לנוכח המצב הביטחוני והכלכלי

נוכח המצב הביטחוני מאז חודש ספטמבר 2000, גדל תקציב הביטחון בשנים 2004-2000 באופן משמעותי, וזאת לאחר תקופת יציבות במהלך שנות התשעים. בתקופה האמורה מומנה הקצאת המשאבים לביטחון באמצעות הפחתה בתקציבי משרדי הממשלה האחרים, ובפרט באמצעות הפחתת תשלומי העברה (כגון קצבאות אבטחת הכנסה וקצבאות ילדים), על כל המשתמע מכך לגבי רמת השירות לאזרחים והיכולת לקבוע סדר עדיפויות בתקציב המדינה. בשנים 2006-2005 בוצעה הפחתה מסוימת בתקציב הביטחון ביחס לרמתו בשנת 2004. גם לאחר הפחתה זו, רמת תקציב הביטחון המקורי בשנת 2006 עדיין הייתה גבוהה ריאלית מזו של סוף שנות התשעים.

ביולי 2006, התרחשה מלחמת לבנון השנייה שנמשכה כחודש ימים. הופעלו בה כל זרועות צה"ל, ונעשה שימוש נרחב במערך המילואים. המלחמה הביאה להוצאות תקציביות ניכרות בכל זרועות הצבא, ובכלל זה: עלויות הפעלת הכוח

בים, באוויר וביבשה; הוצאות בגין חימוש שנורה; הוצאות לוגיסטיות; עלות גיוס ימי מילואים; וכן מגוון הוצאות נוספות.

הממשלה אישרה למערכת הביטחון תוספת תקציב בהיקף של 8.2 מיליארד ש"ח עבור מימון עלויות הלחימה, תוספת שהתפרסה על פני השנים 2008-2006. יצוין כי מערכת הביטחון הקצתה 1.2 מיליארד ש"ח נוספים ממקורותיה על פני שלוש השנים האמורות.

במקביל אושר בממשלה מתווה רב-שנתי המסתמך על המלצות הוועדה לבחינת תקציב הביטחון (ועדת ברודט). במסגרת המתווה יועברו במשך עשר שנים למשרד הביטחון תוספות של כ-100 מיליארד ש"ח.

בהחלטת הממשלה מספר 4526 מתאריך 25 בפברואר 2009 אישרה הממשלה תוספת תקציב בסך 2.45 מיליארד ש"ח לתקציב הביטחון בגין עלויות הלחימה במבצע "עופרת יצוקה" בפריסה. מערכת הביטחון חויבה להשתתף בעלות של 0.8 מיליארד ש"ח ממקורותיה בנוסף לתקציב האמור.

למרות המשבר הכלכלי המאפשר, על פי מתווה ברודט, הפחתה בתקציב הביטחון בשל הירידה בתוצר לנפש, בתקציב 2010-2009 סוכם על תוספות הנובעות מצרכים שונים של מערכת הביטחון.

בשנת הכספים 2010 תבוצע הפחתה חד-פעמית (החלטה מספר 217 מיום 12 במאי 2009) 1.5 מיליארד ש"ח, מהם יוחזרו סך של 750 מיליון ש"ח בתקציב שנת 2011.

בנוסף סוכם, בהתאם לדרישות מערכת הביטחון בשנים האחרונות, כי תקציב הביטחון יהיה ריאלי החל מיום 1 בינואר 2010, בהתאם למדדים שסוכמו.

הוועדה לבחינת תקציב הביטחון (ועדת ברודט)

לאחר אישור תקציב המדינה לשנת 2007 בממשלה, מינו ראש הממשלה, שר האוצר ושר הביטחון ועדה לבחינת תקציב הביטחון בראשות מר דוד ברודט.

ביום 17 במאי 2007 הגישה הוועדה לבחינת תקציב הביטחון (ועדת ברודט) את מסקנותיה, ועיקריהן אושרו על ידי הממשלה ביום 29 ביולי 2007.

להלן עיקרי ההמלצות :

- תיקבע מסגרת תקציב רב-שנתית למערכת הביטחון למשך חמש שנים עם אופק לעשר שנים. התקציב יכלול את כל הוצאות מערכת הביטחון ויתייחס אליהן בשפה אחידה ומחייבת כפי שנקבע לו בחוק התקציב.
- סך המקורות שיתווספו לתקציב הביטחון בעשור הקרוב יעמוד על כ-100 מיליארד ש"ח, והם יתווספו באופן הבא: תוספת ממקורות המשק, הגדלת הסיוע האמריקני והתייעלות פנימית.

- על מנת להבטיח שנושאים מסוימים לא ייפגעו, יש 'לשריין' עוגנים תקציביים, דהיינו, באותם סעיפים יהיה סף מינימאלי של הוצאה שהצבא לא יורשה לרדת ממנו (כגון: רמת מוכנות וכשירות, חידוש משקים ותקציב מחקר ופיתוח).
- ההתייעלות במערכת הביטחון היא הכרחית ומשמשת מקור תקציבי פנימי לשם מימוש יעדי הצבא לחומש ולעשור הבא. ההמלצה מתווה התייעלות של 30 מיליארד ש"ח לעשור הקרוב ושורת נושאים שבהם המערכת יכולה להתייעל ולחסוך.
- תקציב הביטחון יכלול רזרבה מוגדרת אשר אמורה לתת מענה לאירועים בלתי מתוכננים ובלתי צפויים, וניתן יהיה להפשירה רק באישור ראש הממשלה או הקבינט.
- פרויקטים רב-שנתיים בעלויות גבוהות יאושרו על ידי הדרג המדיני.
- התקציב הרב-שנתי יכלול תמריץ למערכת הביטחון ליזום וליישם רפורמות.
- יוקם פורום כספי-כלכלי אשר ייעץ לשר הביטחון ולמערכת הביטחון. בנוסף ימונה "סמנכ"ל כספים" למערכת הביטחון.
- יש לנצל את התקציב הרב-שנתי המוצע ככלי לשיפור הניהול של מערך כוח האדם ולהגמשת ההוצאות. הוועדה מפרטת את המלצותיה לגבי התייעלות בכל המגזרים הנכללים במערך כוח האדם במערכת.
- תהליך קביעת תקציב הביטחון השנתי צריך להיות סדור ומוגדר בלוחות זמנים במהלך השנה.

הוועדה ממליצה על מספר נושאים אשר יביאו לשיפור תהליך התקצוב והבקרה של תקציב הביטחון.

ועדת ברודט קובעת כי כל תוספת בסיוע האמריקני תישאר בתוך תקציב הביטחון ולא תקוזז ממקורות המשק.

ההמלצה על תהליך ההתייעלות במערכת הביטחון הינה מרכזית וחשובה ביותר.

יצוין כי על אף שנקבע בדו"ח ברודט שמשרד הביטחון יציג לראש הממשלה ולקבינט תכנית התייעלות עד לתאריך 1 בנובמבר 2007, טרם הוצגה תכנית כאמור.

ההמלצות האמורות הגדילו את תקציב הביטחון בצורה משמעותית, והן צפויות להגדיל באופן משמעותי את תקציב הביטחון גם בשנים הבאות (כפי שהדבר מקבל ביטוי בתקציב 2010-2009), תוך צמצום משמעותי במידת הגמישות של הממשלה לקבוע סדר עדיפויות מדי שנה.

הבקרה והפיקוח האזרחיים

הבקרה והפיקוח האזרחיים על תקציב הביטחון שונים באופן משמעותי מאלו הנעשים בשאר משרדי הממשלה. להבדיל ממשרד רגיל שבו בניית התקציב נעשית במשרד האוצר בתיאום עם המשרדים, וכל שינוי תקציבי במהלך שנת התקציב מאושר על ידי הכנסת, במשרד הביטחון התקציב נבנה במשרד, ורוב השינויים במהלך השנה מאושרים בתוך מערכת

הביטחון ומקבלים אישור בכנסת בדיעבד. במצב זה, המערכת האזרחית אינה יכולה לפקח בזמן אמת על השימושים ועל סדרי העדיפויות הנעשים בכספי הציבור.

בדיוני התקציב לשנת 2007, הוחלט בממשלה, בהתאם להסכמה בין משרד האוצר ומשרד הביטחון, על הגברת הבקרה האזרחית על תקציב הביטחון. במסגרת זו הוחלט כי תקציב הביטחון יחולק לתחומי פעולה מסווגים ולתחומי פעולה שאינם מסווגים. פירוט תחומי הפעולה שאינם מסווגים יועבר לכלל חברי הכנסת יחד עם יתר תקציב המדינה ויפורסם לתקשורת ולציבור הרחב. שינויים בסעיפים אלו בוועדה המשותפת לתקציב הביטחון יידונו באופן גלוי. בנוסף, הוחלט כי תבוצע בקרה הדוקה יותר של הכנסת בעת ביצוע שינויים תקציביים. בתוך כך הופחת סכום השינוי התקציבי אשר מובא לידיעה או לאישור הכנסת מכ-90 מיליון ש"ח ל-5 מיליון ש"ח בתחומי הפעולה הרגילים ול-50 מיליון ש"ח בתחומים המסווגים. החלטות אלה מיושמות הלכה למעשה החל מתקציב 2007.

במסגרת המדיניות הכלכלית לשנת 2009, מתוקף החלטת ממשלה מספר 4008 מיום 24 באוגוסט 2008, הוקמה ועדה לבחינת הפיקוח והבקרה האזרחיים על תקציב הביטחון בראשות הממונה על התקציבים ומנכ"ל משרד הביטחון. הוועדה בחנה את השינויים הנדרשים בנוהלי הבקרה והפיקוח על תקציב הביטחון לשם השוואתם לאלה הנהוגים בשאר משרדי הממשלה.

בהמשך לעבודת ועדה זו סוכם כי נוסף על האמור לעיל יורחב מספר התחומים המוצגים בחוברת ה'לא מסווגת' ובנוסף לדיווח הרבעוני יועבר למשרד האוצר דיווח חודשי על כל שינוי שמעל 30 מיליון ש"ח בהתאם לדיווח המועבר לוועדת החוץ והביטחון של הכנסת.

אין ספק כי הסיכומים הנוכחיים מעידים על התקדמות משמעותית בבקרה האזרחית על תקציב הביטחון. למרות זאת, גם לאחר השינויים, הבקרה התקציבית על תקציב משרד הביטחון עדיין נמוכה מזו הקיימת ביתר משרדי הממשלה, ויש להמשיך ולשפרה באמצעות הידברות בין המשרדים.

להלן פירוט השינויים המרכזיים בתקציב הביטחון לשנת 2009 על בסיס התקציב המקורי לשנת 2008 (באלפי ש"ח, במחירי שנת 2009):

	נטו	ברוטו
סך תקציב הביטחון המקורי לשנת 2008 (מחירי 2009)	**46,915,143**	**49,968,413**
הפחתת תוספת מימון עלויות הלחימה בלבנון ('קופסא')	(2,500,000)	(2,500,000)
תוספות בהתאם לדו"ח ברודט	900,000	900,000
החזר בעבור פריסת תקציב מקורי 2008	1,300,000	1,300,000
חליף נקודות זיכוי לחיילי מילואים	200,000	200,000
מעבר צה"ל לנגב	95,000	95,000
מעבר לפנסיה צוברת	125,000	125,000
החזר הלוואה לגדר	(250,000)	(250,000)
סיוע אמריקני על חשבון שנת 2009	-	650,000()
פריסה מימונית	(400,000)	(400,000)
הפחתת דמי הבראה	(197,721)	(197,721)
סך תקציב הביטחון לשנת 2009	**46,187,422**	**48,590,692**

להלן פירוט השינויים המרכזיים בתקציב הביטחון לשנת 2010 על בסיס התקציב המקורי לשנת 2009 (באלפי ש"ח, במחירי שנת 2010):

	נטו	ברוטו
סך תקציב הביטחון המקורי לשנת 2009 (מחירי 2010)	**48,544,181**	**50,947,154**
תוספות בהתאם לדו"ח ברודט	570,634	570,634
החזר בעבור פריסת תקציב מקורי 2009	400,000	400,000
חליף נקודות זיכוי לחיילי מילואים	100,000	100,000
מעבר צה"ל לנגב	309,000	309,000
החזר הלוואה לגדר	250,000	250,000
תוספת לסיוע אמריקני	-	1,804,122
פיצוי ריאלי על התייקרויות שכר	202,967	202,967
החזר קיצוץ	85,892	85,892
מיגון אלקרו אופטי	70,000	70,000
הפחתה חד-פעמית	(750,000)	(750,000)
פריסה מימונית ל-2011	(750,000)	(750,000)
סך תקציב הביטחון לשנת 2010	**49,032,674**	**53,239,769**


התפתחות תקציב משרד הביטחון נטו
(אלפי ש"ח במחירי שנת 2010)
אחוזי תמהר
50,000
48,000
46,000
44,000
42,000
40,000
38,000
36,000
34,000
32,000
30,000
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
תקציב על שינוייו
תקציב מקורי

יעדי התקציב

תקציב משרד הביטחון מנוהל על פי העיקרון של תקציב מסגרת, שמשמעותו היא כי מערכת הביטחון מוסמכת להקצות את מקורות התקציב בין מגוון המשימות בהתאם לצרכים המשתנים.

לתקציב הביטחון שלושה יעדים מרכזיים:

- **מוכנות** – הכנת הצבא למלחמה הקרובה במקרה שתפרוץ. התקציבים המופנים למוכנות נועדו לממן בין השאר רכש של חלקי חילוף, שמירת כשירותו של חיל האוויר, מלאי תחמושת וכיו"ב.
- **התעצמות** – השקעה במלאי ההון הביטחוני העתידי. מטרתה לתת מענה לאיומים נחזים, קיימים ועתידיים, באמצעות מחקר ופיתוח, וכן להצטייד באמצעים שיעמדו לרשות המערכת בטווח של מספר שנים.
- **פעילות שוטפת וביטחון שוטף** – אלו מתבטאים בעלויות התחזוקה, בפעילות הביטחון היומיומית של מערכת הביטחון וכן בהוצאות על שכר, אגף השיקום וגמלאות.

מבנה תקציב הביטחון

להבדיל מתקציביהם של משרדי הממשלה האחרים הממומנים על ידי מקורות המשק בלבד, תקציב הביטחון מורכב גם מכספי הסיוע האמריקני, שיעמוד על סך של כ-2.4 מיליארד דולר בשנת 2009. במהלך חודש אוגוסט 2007 נחתם הסכם סיוע חדש עם הממשל האמריקני. במסגרת ההסכם יקבל משרד הביטחון סיוע בהיקף של 30 מיליארד דולר לשנים 2009 עד 2018 המתוספים לתקציב הביטחון. כחלק מההסכם תוקצבה בתקציב הביטחון לשנת 2008 תוספת של 150 מיליון דולר בהוצאה מותנית בהכנסה על חשבון הסיוע משנת 2009. בשנת 2010, יתוספו, לפי הסיכום, לתקציב הסיוע 225 מיליון דולר נוספים והוא יעמוד על 2.775 מיליארד דולר, מתוכם 2.4 מתוקצבים בהוצאה נטו ו-375 מיליון דולר מתוקצבים כהוצאה מותנית בהכנסה. בהתאם להמלצות דו"ח ועדת ברודט, כלל התוספת לסיוע האמריקני ניתנת לתקציב הביטחון.

הרכב הצעת תקציב הביטחון לשנת 2009 הוא כדלקמן:

		מיליוני ש"ח	**(מיליוני דולרים)**
תקציב שקלי	שקלים	36,578	
סיוע אמריקני	רכש בארה"ב	7,335	(1,769)
	המרה למט"ח	21	(5)
	המרה לש"ח	2,254	(626)
הוצאה מותנית בהכנסה		2,403	
סך הכול תקציב הביטחון ברוטו		**48,591**	

סך הכול תקציב הביטחון נטו (ללא הוצאה מותנית בהכנסה): 46,187 מיליון ש"ח
סך הכול מקורות נטו להוצאה בארץ (שקלים ממקורות המשק + המרות לש"ח): 38,832 מיליון ש"ח

הרכב הצעת תקציב הביטחון לשנת 2010 הוא כדלקמן:

		מיליוני ש"ח	**(מיליוני דולרים)**
תקציב שקלי	שקלים	37,802	
סיוע אמריקני	רכש בארה"ב	8,580	(1,769)
	המרה למט"ח	21	(5)
	המרה לש"ח	2,630	(626)
הוצאה מותנית בהכנסה	שקלי	2,403	
	תוספת לסיוע	1,804	(375)
סך הכול תקציב הביטחון ברוטו		**53,240**	

תקציב ממקורות המשק

כאמור, הצעת התקציב לשנת 2009 כוללת תקציב ממקורות המשק בסך של כ-36.8 מיליארד ש"ח. עד לשנת התקציב 2008, היה בתוך התקציב נתח נוסף אשר מומן במט"ח ושימש בעיקר לרכישות באירופה ולהחזקת משלחות משרד הביטחון ונספחויות צה"ל בחו"ל. החל מתקציב 2009 כלל התקציב ממקורות המשק הוא שקלי.

בשנת 2010 יעמוד הנתח השקלי על 37,802 מיליארד ש"ח.

הסיוע האמריקני

בהתאם להסכם עם הממשל בארה"ב, הסיוע האמריקני מורכב משני חלקים: נתח סיוע בארה"ב המהווה כ-74% מסך הסיוע, ונתח המרות המהווה כ-26% מסך הסיוע. הנתח הראשון מוגבל לרכש בארה"ב בלבד והוא משמש להצטיידות באמצעי לחימה, לרכש חלפים, רכש דלקים ועוד. נתח ההמרות מומר ברובו לשקלים ומתוסף לתקציב השקלי ממקורות המשק.

יש לציין כי עד שנת 1998 עמד היקף הסיוע הכולל מארה"ב על סך 3 מיליארד דולר, מהם 1.8 מיליארד דולר כסיוע ביטחוני ו-1.2 מיליארד דולר כסיוע אזרחי. מאז אותה שנה ובהתאם להצעת ממשלת ישראל, גדל היקף הסיוע הביטחוני ב-60 מיליון דולר בכל שנה, ובמקביל צומצם הסיוע האזרחי ב-120 מיליון דולר בכל שנה. משמעות הדבר היא כי החל משנת 2008 עומד תקציב הסיוע הביטחוני על 2.4 מיליארד דולר ובוטל הסיוע האזרחי.

במהלך חודש אוגוסט 2007, נחתם הסכם סיוע חדש עם הממשל האמריקני. במסגרת ההסכם תקבל ממשלת ישראל סיוע בהיקף של 30 מיליארד דולר לשנים 2009-2018 לצרכים ביטחוניים. כחלק מההסכם תוקצבה בתקציב הביטחון לשנת 2008, תוספת של 150 מיליון דולר בהוצאה מותנית בהכנסה על חשבון הסיוע משנת 2009. לכן, על אף שהסיוע האמריקני לשנת 2009 עומד על 2.55 מיליארד דולר, מתוקצב סך של 2.4 מיליארד דולר בלבד.

בשנת 2010 יעמוד הסיוע האמריקני על 2.775 מיליארד ש"ח, מתוכם 2.4 מיליארד ש"ח יתוקצבו כהוצאה, ו-375 מיליארד ש"ח מתוקצבים כהוצאה מותנית בהכנסה.

משרד הביטחון נהנה מהסדרי רכישה משופרים מהממשל האמריקני. הסדרים אלו מאפשרים חיסכון בהוצאות משרד הביטחון עבור רכש של אמצעי לחימה ועבור הוצאות הפיתוח והניהול, שבשנת 2008 מוערך שוויים בעשרות מיליוני דולר.

תקציב ההוצאה המותנית בהכנסה

תקציב ההוצאה המותנית בהכנסה הוא תקציב לכל דבר ועניין. בשנת 2009 יעמוד התקציב על סכום של כ-2.4 מיליארד ש"ח. ההכנסות של משרד הביטחון נובעות בין היתר מהמקורות הבאים:

- עסקאות ייצוא, מכירת ציוד ומכירת שירותים
- פרויקט פינוי מחנות צה"ל
- ריבית על הפקדה מראש — החל משנת 1991 מופקדים מראש כספי הסיוע האמריקני בחשבון על שם מדינת ישראל בארה"ב. חשבון זה צובר ריבית המתוספת לסיוע. בשנת 2007 נאמדה ההכנסה המרבית בכ-128 מיליון ש"ח.

בשנת 2010 יעמוד תקציב ההוצאה המותנית בהכנסה על 4.2 מיליארד ש"ח. הסיבה לגידול זה הינה תוספת הסיוע האמריקני (375 מיליון דולר) לתקציב ההוצאה המותנית בהכנסה.

תקציב ההרשאה להתחייב

ההרשאה להתחייב משמשת ככלי ניהולי לבקרה על התקשרויות ארוכות טווח עם התעשיות הביטחוניות ועם ספקים אחרים של מערכת הביטחון בארץ ובחו"ל. הצעת תקציב ההרשאה להתחייב לשנת 2009 היא כ-31.7 מיליארד ש"ח. ההרשאה להתחייב מתחלקת על פי סוגי המטבע: ההרשאה במטבע מקומי תעמוד בשנת 2009 על כ-22 מיליארד ש"ח וההרשאה במט"ח תעמוד על כ-9.7 מיליארד ש"ח (כ-2.3 מיליארד דולר). בשנת 2010 יעמוד תקציב ההשאה להתחייב על סך של 33.11 מיליארד ש"ח.

משאבים נוספים

בנוסף למקורות שפורטו לעיל, עומדים לרשות המשרד מקורות נוספים, כגון חיילים בשירות חובה וכן תדרים וקרקעות אשר הוקצו למשרד הביטחון לצורך ביצוע משימותיו. ייעול השימוש במשאבים אלו, שהם בעלי ערך כלכלי רב, מאפשר הקצאת מקורות לתקציב הביטחון יחד עם קידום פרויקטים ונושאים לטובת המגזר האזרחי, כפי שבא לידי ביטוי בהסדר פינוי מחנות צה"ל ובהסדר פינוי תדרים.

תקציב הביטחון כשיעור מהתמ"ג

הוצאות הביטחון הגבוהות בישראל הן פועל יוצא של האיומים הביטחוניים הניצבים בפניה. עקב כך, שיעור תקציב הביטחון מהתמ"ג גבוה בישראל פי שניים ויותר מאשר במדינות אירופה וארה"ב. מצב זה יוצר נטל משמעותי על הכלכלה הישראלית בהשוואה למצב הקיים במדינות המערב, המהווה יעד לייצוא הישראלי ומתחרות במוצריהן עם מוצרים מהארץ.

התמ"ג החזוי לשנת 2009 הוא כ-745 מיליארד ש"ח והוא מבטא אומדן צמיחה שלילית של כ-1%. שיעור תקציב משרד הביטחון נטו מהתמ"ג החזוי בשנת 2009, עומד אפוא על כ-6.2%. כאמור, חלקו מסך תקציב המדינה הוא כ- 15%.

התמ"ג החזוי לשנת 2010 הוא כ-779 מיליארד ש"ח והוא מבטא אומדן צמיחה של כ-1.5%. שיעור תקציב משרד הביטחון נטו מהתמ"ג החזוי בשנת 2009, עומד אפוא על כ-6.3%. כאמור, חלקו מסך תקציב המדינה הוא כ- 15.1%.

מלבד ההוצאות המופיעות בתקציב משרד הביטחון, ישנן עלויות ביטחון נוספות למשק, כגון: תקציבי פיקוד העורף, הקרן לקליטת חיילים משוחררים, המשרד לביטחון הפנים, גופי ביטחון שונים, הוצאות ביטחון אזרחיות, סיוע לתעשיות ביטחוניות במשבר ועוד. לכל אלו יש להוסיף את עלות החלופה של חיילי החובה (הפער בין מסלול 'השכר' בשירות החובה לבין השכר בשוק שחיילי שירות החובה היו משתכרים אלמלא היה שירות חובה) ושל אנשי המילואים. לפיכך, סך ההוצאה הביטחונית ממקורות המשק בפועל (ללא סיוע אמריקני) הצפויה בשנת 2009 היא כ-60 מיליארד ש"ח, שהם כ-8.1% מהתמ"ג הצפוי לשנת 2009. בשנת 2010 ההוצאה הביטחונית הצפויה ממקורות המשק בפועל (ללא סיוע אמריקני) היא כ-63 מיליארד ש"ח, שהם כ-8.1% מהתמ"ג הצפוי לשנת 2010.

נושאים מרכזיים נוספים בתקציב הביטחון

גמלאות צבא הקבע

תקופת השירות הקצרה בצה"ל (גיל הפרישה הממוצע כיום הוא כ-46 שנים) מחייבת הקצאת תקציב גדל והולך למימון גמלאות לאנשי הקבע. בשנים האחרונות גדל תקציב הגמלאות בכ-200 מיליון ש"ח בכל שנה. המגמות המוצגות בתרשים שלהלן מלמדות כי תקציב הגמלאות עלה מרמה של כ-1.5 מיליארד ש"ח בראשית שנות התשעים עד ליותר מ-4 מיליארד ש"ח בשנת 2008, והוא צפוי להגיע לרמה של יותר מ-5 מיליארד ש"ח תוך שנים ספורות.


התפתחות תקציב הגמלאות של משרתי הקבע
(מליוני ש"ח במחירי 2010 בשנים 2009 ואילך - תחזית ביצוע)
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לנוכח התמונה המוצגת לעיל וכחלק מהמלצות הוועדה לבחינת תקציב הביטחון (אשר אימצה כבסיס לעבודת מטה עתידית את המלצות ועדת מלכא כפי שיפורט להלן), נדרש להעלות בהדרגה אך במהירות את גיל הפרישה מצה"ל למשרתים קיימים. בנוסף, יש לקבוע קריטריונים על פי התפקידים השונים: אנשי הקבע מהמערך הלוחם יפרשו בגיל צעיר יחסית, ואילו אנשי הקבע בתחומים מקצועיים ולוגיסטיים יפרשו בגיל מבוגר יותר, כך שיוכלו לתרום למערכת מהשכלתם ומניסיונם במשך תקופה ארוכה יותר.

מעבר לפנסיה צוברת ומודל שירות הקבע החדש

לאור החלטת הממשלה מספטמבר 2003, החל המעבר לפנסיה צוברת בקרב החיילים שהתחייבו לשירות הקבע מיום 1 בינואר 2004. בראשית שנת 2008 הסכימו משרד האוצר ומשרד הביטחון על זכויות משרתי הקבע בעידן הפנסיה הצוברת. בעניין זה הוסכמו הסוגיות הבאות:

- הפרשות העובד והמעביד לקרן הפנסיה יהיו 5% ו-12% בהתאמה כמקובל במשק. בשלב הקבע המובהק יוגדל אחוז ההפרשה לקרן ב-3% בחלוקה שווה בין העובד והמעביד.
- משרת הקבע יהיה זכאי לפנסיית גישור תקציבית ממועד פרישתו מהשירות ועד לתחילת תשלום הפנסיה מהקרן. גובה פנסיית הגישור יחושב כגובה הקצבה הצפויה להתקבל מהקרן בגיל 67.
- משרת הקבע יהיה זכאי למענק של 12 משכורות בממוצע בתום שירותו. סכום זה, יחד עם ההשלמה לפיצויי פיטורין (בגובה של 2.33% מהשכר השנתי האחרון כפול מספר שנות השירות) יופקד בקרן הפנסיה וישמש להגדלת פנסיית הגישור.
- זכויות משרתי הקבע בכל הנוגע לחוקי השיקום (נכות ושארים) לא ייפגעו.
- משרד הביטחון משופה באמצעות תוספת תקציב בגין תוספת העלות הנובעת מהפרשות המעביד לקרנות הפנסיה.

המעבר לפנסיה צוברת צפוי להשתלב במהלך משמעותי של המעבר למודל שירות הקבע החדש. מודל שירות הקבע החדש הוא פועל יוצא של המלצות ועדת עמוס מלכא, אשר בחנה את מבנה שירות הקבע. המלצות הוועדה, אשר אומצו גם על ידי ועדת ברודט, הן העלאת גיל הפרישה מצה"ל; קביעת מכסה מוגבלת של משרתים אשר ישרתו בקבע עד גיל הפנסיה; ואזרוח תפקידים אשר בוצעו עד היום על ידי אנשי צבא והם במהותם תפקידים 'אזרחיים', דוגמת משפטנים, כלכלנים, מתכנתים וכדומה. משרד האוצר ומשרד הביטחון נמצאים בדיונים על יישום מודל זה.

השלמת המעבר לפנסיה צוברת ויישום מודל שירות הקבע החדש, צפויים לחסוך באופן משמעותי בעלויות השכר והפנסיה בצה"ל. המעבר לפנסיה צוברת צפוי ליצור ראייה כלכלית טובה יותר של עלויות ההעסקה וניהול נכון יותר של כוח האדם, שכן מרבית העלות הפנסיונית תשולם תוך כדי שירותו של העובד. הדיפרנציאציה שתיווצר בין תפקידים מאוזרחים, תפקידים בשירות הקבע שאינם קרביים ותפקידים קרביים, תאפשר לצבא להתמקד בליבת העשייה, תוך יצירת מסלולי שירות ותנאי שכר מגוונים המתאימים לקבוצות האוכלוסייה השונות.

במהלך דיוני התקציב 2010-2009 סוכם ביו המשרדים לפעול לקידום יישום מתווה להעלאת גיל הפרישה בצה"ל.

חיסכון בעלויות כוח אדם והסכמים להפחתת כוח אדם המשרת בקבע

בהתאם להמלצות דו"ח הוועדה לבחינת תקציב הביטחון, הקטנת עלויות כוח אדם הינה צעד חיוני על מנת לפנות מקורות להתעצמות ולמוכנות. בתחום זה נדרשת הקטנה הן בהיקף כוח האדם והן בעלות העסקתו (שכר ותנאי שירות).

על מנת לאפשר הפחתה בעלויות כוח האדם בצה"ל, הוועדה ממליצה על המשך התכניות להתייעלות משמעותית בכוח האדם בצה"ל, שעליהן סיכמו משרד הביטחון ומשרד האוצר. ההתייעלות תיעשה בכמה אוכלוסיות:

- אזרחים עובדי צה"ל — משוחררים בפרישה מוקדמת לגמלאות
- משרתים בקבע קצר — משוחררים עם תום תקופת החתימה
- משרתים בגילי הביניים (27-38) — עבור משרתים אלו סוכם, במסגרת תכניות צמצום קודמות על חבילת הטבות לפורש הכוללת פיצויי פיטורין מוגדלים ופיצוי נוסף בשווי מצטבר של עד 31 משכורות. היקף הפיצוי גדל עם הוותק של הפורש. הסכמה נוספת היא שמשרתי קבע בעלי ותק העולה על עשר שנים המשוחררים ביוזמת המערכת, זכאים על פי בחירתם ל'הקפאת זכויות'. משרתים אלו יקבלו פנסיה החל מהגיעם לגיל הפרישה במשק, על פי צבירה של 2% לכל שנת שירות, וזאת תמורת הפחתת הפיצוי המוגדל בעת שחרורם.
- משרתים הפורשים לגמלאות — משרתים בגיל מבוגר יחסית הפורשים לגמלאות בד בבד עם צמצום התקנים שלהם.

משרד האוצר השתתף במרבית העלות של תכנית הפרישה, הכוללת את הפיצויים המוגדלים לגילי הביניים ואת העלויות הנובעות ממכסות הפרישה המיוחדות. צמצום היקף צבא הקבע ומספר האזרחים עובדי צה"ל יוצר חיסכון משמעותי בעלויות כוח האדם, ומשרד הביטחון יוצא נשכר מכך באופן מלא. בנוסף לכך, צמצום היקף הקבע המובהק צפוי להפחית את מספר הפורשים לגמלאות החל משנת 2007 בצורה משמעותית.

בהתאם להמלצות דו"ח ועדת ברודט, על הצבא להציג תכנית התייעלות בנושאי כוח אדם, אשר תצמצם את ההוצאות על כוח אדם בשיעור של 2% אחוזים בשנה לחומש הקרוב. בפועל מערכת הביטחון אינה עומדת ביעד זה.

מודל שירות החובה

מאז הקמתה, נהוג במדינת ישראל שירות סדיר חובה ארוך ושירות מילואים חובה. קיומו של שירות החובה נובע מתפיסה שלפיה צורכי הביטחון מחייבים קיומו של צבא סדיר גדול והכשרת אזרחים לשירות מילואים על מנת להעמיד כוח גדול עוד יותר בעתות חירום. כמו כן נתפס שירות החובה כממלא תפקיד חברתי של קירוב האוכלוסיות השונות במדינת ישראל ("כור ההיתוך") וכ"כרטיס כניסה" לחברה לחלק מהמשרתים.

ברם, לשירות החובה הארוך עלות משקית משמעותית. חיילי החובה הם משאב יקר ביותר בהיותם חלק מפוטנציאל כוח העבודה וההשכלה, ומשמעות השירות הצבאי היא דחיית מימושו. כמו כן, השירות בצה"ל גורם לדחיית כל המסלול המקצועי של המשרתים לגיל מבוגר יותר. השפעות אלו נאמדו על ידי ועדה ציבורית לאומדן עלות הביטחון

במשק הישראלי בראשות ד"ר ליאורה מרידור באמצע שנות התשעים. לפי מסקנות הוועדה, אומדן הפסד התוצר שנגרם למשק כתוצאה משירות החובה עמד באותן שנים על כ-1.7% מהתוצר במשק. על פי בדיקה המסתמכת על אותן הנחות, אובדן התוצר בשנת 2009 יעמוד על כ-9 מיליארד ש"ח. ברמה המקרו-כלכלית, עלות זו היא משמעותית ביותר בפגיעה ברמת התוצר הכולל, וכתוצאה מכך גם בפגיעה ברמת התוצר לנפש. יתרה מכך, כיוון שעלות חיילי החובה לצה"ל נמוכה ואינה משקפת את עלותם המלאה, השימוש שנעשה בחיילי החובה במערכת הביטחון אינו אופטימלי.

מתחילת שנות התשעים התרחשו שני תהליכים מרכזיים בנוגע למשרתי החובה בצה"ל. התהליך הראשון הוא גידול משמעותי באוכלוסיית המדינה והוא גורם לגידול במחזורי הגיוס. התהליך השני הוא ירידה מתמדת באחוז המתגייסים ובאחוז המשרתים שירות מלא מתוך כל שנתון. תהליך זה נובע מגידול בקבוצות האוכלוסייה שאינן משרתות בצבא (בני מיעוטים, חרדים ובעלי פטור רפואי או אחר), וכן מצורך פוחת של הצבא בשירות של חיילים בתפקידים עורפיים. כל אלו גרמו לכך שמספר המסיימים שירות סדיר מלא מתוך כלל המועמדים לשירות ביטחון הוא כ-50% בלבד.

לנוכח האמור לעיל, בחנה את הנושא ועדה שמינה שר הביטחון בראשות פרופ' אברהם בן בסט ובהשתתפות סגן הרמטכ"ל ונציגים של משרד האוצר, הלשכה המשפטית של מערכת הביטחון, היועץ הכלכלי למערכת הביטחון וכן נציגים נוספים מהאקדמיה וממקומות נוספים. בתחילת שנת 2006 המליצה הוועדה על קיצור שירות החובה בצה"ל לתקופה של עד שנה, ובאופן הדרגתי ודיפרנציאלי: שירות החובה (לגברים) יקוצר לכלל החיילים בארבעה חודשים החל מקיץ 2007, ובארבעה חודשים נוספים החל משנת 2010. בנוסף לכך, לצה"ל תהיה הגמישות לקצר את השירות בתפקידים שונים ובהתאם לצורכי הצבא לתקופה של עד ארבעה חודשים נוספים. המלצות הוועדה כללו גם שימוש בתחליפים אחרים (כגון שירות קבע קצר) כחלופה לשירות הסדיר בתחומים הנדרשים, וכן תגמול גבוה יותר לחיילי החובה בחודשי השירות האחרונים. הממשלה אישרה ביום 26 בפברואר 2006 את המלצות הוועדה לעניין קיצור השירות והטילה על שר הביטחון להגיש טיוטת חוק לאישור הכנסת. במקביל הגיעו משרד האוצר ומשרד הביטחון להסכמה בדבר הפיצוי שיינתן לצבא בגין ההוצאות הנובעות מהגדלת התגמול לחיילי החובה ומהשימוש בתחליפים.

לאחר מלחמת לבנון השנייה ביקש משרד הביטחון לבחון מחדש את יישום ההמלצות האמורות. במסגרת דיוני ועדת ברודט טען הצבא שהמודל אינו ניתן ליישום בשנים הקרובות בעיקר עקב שינוי המציאות הביטחונית.

ועדת ברודט, אשר מסקנותיה אומצו על ידי הממשלה, קבעה כי יש להתחיל בהליך חקיקה, אשר יביא לקיצור שירות דיפרנציאלי של עד ארבעה חודשים לחיילי מנהלה ולחיילים עורפיים בהתאם לצורכי הצבא. החל משנת 2011, ובכפוף להערכת המצב בשנת 2010, ממליצה ועדת ברודט לאמץ את המלצותיה של הוועדה לעניין קיצור שירות החובה במלואן.

מודל המילואים החדש

גיוס חיילי מילואים מהווה נטל כלכלי על המשק. שירות המילואים מנצל את משאבי כוח האדם היקרים ביותר העומדים לרשות מערכת הביטחון, והוא בא על חשבון מקומות עבודה או לימודים של המשרתים. בנוסף לאובדן ימי עבודה בפועל, יוצר שירות המילואים הפסד נוסף במקומות העבודה, כיוון שהוא מנתק את המשרתים מרצף העבודה. במשך השנים, ועם הירידה במספר ימי המילואים, נוצר מצב שבפועל רק חלק קטן מפוטנציאל הגיוס מבצע שירות מילואים משמעותי.

נוכח כל אלו, מינה שר הביטחון ועדה ציבורית לבחינת מודל מילואים חדש בראשות פרופ' ברוורמן. הוועדה גיבשה מספר המלצות בנוגע לשינוי מודל המילואים. השינוי אמור להקטין את המעמסה המוטלת על אנשי המילואים ועל המשק האזרחי ולצמצם אותה רק לתחומים שבהם שירות המילואים הוא הכרחי, קרי לאימונים, לעתות חירום ולמקרים מיוחדים באישור הממשלה. בנוסף הציעה הוועדה להסדיר את מודל האימונים של יחידות המילואים באופן שיחייב את הצבא להחזיק מערך מאומן ומיומן ולהגדיל את הפיצוי והתגמול הניתנים בעבור שירות המילואים המבוצע בפועל. המלצות הוועדה אושרו בממשלה ונוסחו כהצעת חוק ממשלתית.

בעקבות הלחימה בלבנון בקיץ 2006, החליט הצבא לבחון מחדש את המודל שעליו המליצה הוועדה כאמור. עמדת הצבא היא שיש לתקן את המודל, כך שיאפשר תעסוקה מבצעית תוך שמירה על מסגרת ההטבות לאנשי המילואים. לפי הערכת משרד הביטחון, עלות ההצעה היא כ-466 מיליון ש"ח בשנה לתקציב הביטחון. החלטת הממשלה מספר 1628 מחודש מאי 2007, אימצה את עמדת הצבא ואת תזכיר החוק שהוכן בהתאם להצעה זו, אך קבעה כי לאחר פרסום המלצות ועדת ברודט, יותאמו הצעות החוק בהתאם להמלצותיה בנושא.

ועדת ברודט התייחסה למודל המוצע על ידי ועדת ברוורמן וכן לדרישות הצבא, והמליצה במסקנותיה לאמץ את מתווה ועדת ברוורמן לפיו מכסת המילואים התלת-שנתית תעמוד על 42 יום לחיילים ועל 70 יום לקצינים ולא יתאפשר זימון אנשי מילואים לתעסוקה מבצעית. עקב דרישת הצבא קבעה הוועדה כי החל ממרס 2008 ועד למרס 2010 תעמוד מכסת ימי המילואים התלת-שנתית על 54 יום לחיילים, 70 יום למפקדים ו-84 יום לקצינים, וכן יתאפשר זימון אנשי מילואים לתעסוקה מבצעית עד 25 יום אחת לשלוש שנים.

בהמשך לזאת, נחקק חוק שירות המילואים (התשס"ח, 2008). על פי החוק, מכסת המילואים התלת-שנתית תעמוד על 54 יום לחיילים ועל 70 יום לקצינים, ויתאפשר זימון אנשי מילואים לתעסוקה מבצעית לתקופה שלא תעלה על 25 ימים בשלוש שנים, זאת בניגוד להמלצות הוועדה כאמור.

ההטבות הכספיות לחיילי המילואים המפורטות בחוק, מקנות שני סוגי תגמול עיקריים — תגמול מיוחד ותגמול ונוסף בסכום המגיע עד לכ- 8,500 ש"ח בשנה לחייל.

משרד הביטחון האזרחי

במשרד הביטחון האזרחי מועסקים כ-2,400 עובדים וכן מספר רב של חיילים בשירות חובה. עלויות התפעול והשכר של משרד הביטחון מגיעות לסכום של כמיליארד ש"ח בשנה, והן נובעות בין היתר מתנאי שכר ומתנאי שירות גבוהים במיוחד הניתנים לעובדי משרד הביטחון והחורגים ביחס למקובל ביתר משרדי הממשלה. לדוגמה, עובדי משרד הביטחון מקבלים תוספות שכר ייחודיות, תוספת ביטחון ייעודית ותוספת דריכות מבצעית שעלותן נאמדת בכ-50% משכר עובדי משרד הביטחון. על מנת להפחית בעלויות אלו, החליטה הממשלה ביום 12 בספטמבר 2006 על בחינה משותפת למשרד האוצר, למשרד הביטחון ולנציבות שירות המדינה של תנאי ההעסקה במשרד הביטחון, בנושאים שלהלן:

בחינת מודל שכר חדש לעובדים חדשים במשרד הביטחון

- גיבוש תכנית פרישה לעובדי המשרד על מנת להביא להתייעלות במשרד הביטחון
- בחינה של כללי הצמדת רכב הנהוגים במשרד הביטחון, מתוך מטרה להתאימם למקובל ביתר משרדי הממשלה
- בחינה של כפילות מערכים ותפקידים במשרד הביטחון ובצה"ל, על מנת להביא להתייעלות ולחיסכון בעבודת מערכת הביטחון.

למעט תכנית פרישה לעובדי המשרד אשר תצמצם את מצבת העובדים בכ-200 משרות עד סוף שנת 2009, טרם נערכה בחינה מקפת כאמור לעיל.

ועדת ברודט המליצה במסקנותיה לצמצם את עלויות כוח האדם האזרחי במשרד הביטחון באמצעות הקטנת מספר העובדים בכ-500, בחמש השנים הקרובות. בנוסף, נדרש לשנות את מבנה השכר באופן שיקטין את עלויות השכר במשרד וישווה אותו למשרדי הממשלה האחרים.

פינוי מחנות צבא ממרכזי הערים

החלטת הממשלה מאוגוסט 1993 מחייבת את צה"ל לפנות מחנות צבא ממרכזי הערים, בשיתוף עם משרד הביטחון, משרד האוצר, משרד השיכון, משרד הפנים ומינהל מקרקעי ישראל. מטרת החלטה זו היא להעתיק את מחנות צה"ל ממרכזי האוכלוסייה ולייעד את הקרקע המתפנה לשימושים אזרחיים, בעיקר למגורים, תיירות, מסחר ותעשייה, ובלבד שקיימת כדאיות כלכלית לפינוי, כלומר שהתקבולים משיווק הקרקע יהיו גבוהים מעלויות העברת המחנה. פינוי המחנות מגדיל כאמור את היצע הקרקעות לבנייה באזורי ביקוש, ויתרה מכך, הוא מעמיד לרשות הצבא מחנות חדשים ויעילים, ובמיקום המתאים יותר לצרכיו העכשוויים. עד כה פונו בפועל או סוכם סופית על פינויים של כ-40 מחנות צה"ל.

משרד הביטחון ומשרד האוצר פועלים במשותף ליישומו של מהלך להעתקת בסיסי צה"ל מרכזיים לנגב. מהלך זה נועד לתרום לפיתוח הנגב, בין השאר הודות להגדלת הפוטנציאל של תעסוקה בת קיימא באזור; הבאת אוכלוסייה חזקה ויציבה; יצירת תשתיות וכדומה. מהלך זה מתייחס אפוא לתועלת הכלכלית הרחבה יותר שבהעתקת המחנות, קרי לא רק על פי ההכנסות משיווק הקרקע, אלא גם תוך התחשבות ביתרונות הטמונים בהעתקתם לאזור הדרום של מוקדי תעסוקה ניכרים וקבועים, יחד עם אוכלוסייה מבוססת כלכלית. במהלך מעין זה יש חשיבות ליצירת מסה קריטית של מחנות ושל כוח אדם המועברים לדרום, הן מהיבט התועלת הכלכלית והן מן ההיבטים הצבאיים של העתקת מוקד פעילות צה"לית לאזור זה.

בשנת 2004 סוכם על העברת בסיס חיל האוויר מנתב"ג לנבטים. מהלך זה בוצע בשנים 2008-2004, בעלות כוללת של כ-1.6 מיליארד ש"ח. פרויקטים נוספים, הנמצאים עדיין בשלבים שונים של עבודת מטה, הם העתקת מחנות ההדרכה מצריפין ל'קריית ההדרכה' בסמוך לצומת הנגב והעתקת מחנות חמ"ן ויחידות המחשוב הצה"ליות לדרום.

בהמשך לאמור לעיל נחתם בשנת 2008 סיכום על השלב הראשון של העתקת יחידת מודיעין ראשונה לנגב המהווה את ראשיתו של מהלך אשר בסופו יועברו רוב יחידות אמ"ן ותקשוב לדרום.

הוצאת פעילויות מצה"ל אל המגזר האזרחי

צה"ל מבצע כיום פעילויות רבות, לוגיסטיות ותומכות לחימה כאחד, שניתן לבצען באמצעות המגזר הפרטי ביעילות רבה יותר מההיבט הכלכלי, התפעולי והתקציבי. הוצאת פעילויות אלה מצה"ל תפנה משאבים להתעצמותו של הצבא. יתירה מזאת, ביצוע פעילויות אלה בידי גופים אזרחיים המתמחים בכך, ישפר את התפוקות המושגות.

מיקור חוץ של פעילויות דורש ראייה כוללת והתייחסות לעלויות של כלל מערכת הביטחון ולעלויות חיצוניות נוספות. במסגרת זו מסייע משרד האוצר למשרד הביטחון בגין עלויות תקציביות הנוצרות בתהליך האזרוח, ובהן פערי מע"מ, תשלומי פנסיה ועלויות שיקום. בשנים האחרונות הוצאו מספר פעילויות למגזר האזרחי בסיוע משרד האוצר בהיקף מצומצם יחסית, בהן: אזרוח מספר מערכי אחזקה בחיל האוויר, פיילוט בתחום אזרוח אחזקה של ימ"חים, אזרוח של מערך 'הרכב הלבן' בצה"ל והעברת הטיפול בנושא לחברות ליסינג ועוד. נושא מרכזי נוסף העומד כיום על הפרק הוא אזרוח של מערך ההסעדה בצה"ל. במסגרת זו מתוכנן לבצע את כל הכרוך בהכנת המזון ובאספקתו באמצעות זכיינים פרטיים.

ועדת ברודט ממליצה לאזרח את המקצועות הניתנים לרכישה בשוק האזרחי כגון כלכלנים, משפטנים, תקציבאים, מכונאים, אנשי מחשב וכו' אשר עומדים בקריטריונים לאזרוח. בנוסף ממליצה הוועדה לבחון אזרוח גופים שלמים בצבא שבהם המרכיב המקצועי דומיננטי (כגון את"ק, הפרקליטות הצבאית, יחידות מחשוב וכו') ולהשאיר בצבא רק את השלד הפיקודי. הוועדה ממליצה גם להוציא את כל מערך הרפואה מחוץ לצבא, כך שמערך החובה והקבע יקבל את שירותיו דרך קופות החולים השונות.

צמצום מספר משלחות צה"ל ומשלחות משרד הביטחון

משרד הביטחון וצה"ל מחזיקים מערך של עשרות משלחות ונציגויות בכל רחבי העולם בעלות שנתית של כ-190 מיליון ש"ח. על אף השינויים במתכונת הרכש ובמסלולי ההרכשה, ולמרות ההתפתחויות הטכנולוגיות והשינויים המדיניים בשנים האחרונות, מגדיל משרד הביטחון את היקף המשאבים להחזקת הנספחויות והמשלחות של צה"ל ושל משרד הביטחון בחו"ל מדי שנה.

בהחלטת הממשלה מיום 9 באוגוסט 2005, הוחלט על צמצום מספר המשלחות והיקפן ב-5% ועל המשך בחינת הנושא במשותף על ידי משרד הביטחון ומשרד האוצר. במהלך שנת 2006 פעלה ועדה משותפת למשרד האוצר, לנציבות שירות המדינה ולמשרד הביטחון שבחנה את היישום של צמצום מספר המשלחות ואת היקף כוח האדם המוקצה להן. בסיכום עם מנכ"ל משרד הביטחון נקבע כי עד לסוף שנת 2006 ייקבע לוח הזמנים ליישום החלטות הוועדה ובכך ייחסכו עשרות מיליוני ש"ח מדי שנה. סיכום זה טרם יושם על ידי משרד הביטחון.

בהחלטת ממשלה מספר 217 מיום 12 במאי 2009, נקבע כי מנכ"ל משרד הביטחון, בשיתוף עם הממונה על התקציבים במשרד האוצר, יפעלו לצמצם את כוח האדם ואת עלות המשלחות ב-30%.

מכשול מרחב התפר

החל מאפריל 2002, אחראי משרד הביטחון על הקמת מכשול מרחב התפר בהתאם להחלטת הממשלה. המשרד מרכז את הפעילות להקמת המכשול, הן מהיבטיו הביטחוניים-מבצעיים והן מהיבטי התשתית, בהתאם לתוואי שאותו מאשר הדרג המדיני. במשרד הביטחון הוקמה מינהלת מרחב התפר, האחראית לניהול הקמתו של הפרויקט בידי קבלני הביצוע.

עד לחודש אוגוסט 2008 נבנו והושלמו כ-440 ק"מ של גדר הפרדה מטירת צבי בצפון עד למצדות יהודה בדרום וכ-80 ק"מ נוספים נמצאים בתהליכי בנייה. עלות בניית מכשול קו התפר ומרכיביו עד סוף שנת 2008 צפויה להסתכם בכ-8.1 מיליארד ש"ח הממומנים בתקציבי השנים 2003-2008.

במקביל להקמת הגדר, מוקמים אמצעים שמטרתם למזער ככל הניתן את הפגיעה במרקם החיים של התושבים הפלסטינים, בין השאר באמצעות הקמת צירי תנועה, מעברים לרכב ולבני אדם וכן התקנת אמצעי בידוק מתקדמים אשר יקצרו את זמן ההמתנה. בכוונת משרד הביטחון להמשיך לפעול, באמצעות מינהלת המעברים שהוקמה במשרד, לאזרוח המעברים המוקמים לאורך המכשול. תהליך זה נועד לשפר את השירות הניתן במעברים ולצמצם את מוקדי החיכוך בין האוכלוסייה האזרחית ובין חיילי צה"ל.

הקרן לקליטת חיילים משוחררים

הצעת תקציב הקרן לקליטת חיילים משוחררים לשנים 2009-2010 (סעיף46) מסתכמת בכ-1,521 מיליון ש"ח לשנת 2009 ובכ-1,569 מיליון ש"ח לשנת 2010.

החל משנת 1994 מיושם 'חוק קליטת חיילים משוחררים', המַקנה לחיילים המשוחררים ולבנות השירות הלאומי את הזכויות הבאות:

מענק כספי – ניתן בעת השחרור.

קרן פיקדון – נזקפת לזכות החיילים ומיועדת למטרות לימודים, הכשרה מקצועית, רכישת דירה, נישואין או פתיחת עסק. חייל משוחרר שלא מימש את מלוא קרן הפיקדון במהלך תקופת הזכאות, יקבל את כל יתרת הכסף שנצברה לזכותו לאחר חמש שנים.

הקרן לסיוע נוסף – מעניקה לחיילים הזקוקים לכך סיוע מיוחד: מלגות לימודים ומלגות קיום לחיילים משוחררים הלומדים במכינות קדם-אקדמיות. הסיוע ניתן על פי אמות מידה חברתיות-כלכליות; וכן מימון מלגות לימודים

לחיילים משוחררים הלומדים במוסדות המכון הממשלתי להכשרה בטכנולוגיה ובמדע. סיוע זה מועבר באמצעות משרד התעשייה המסחר והתעסוקה.

פירוט מרכיבי הצעת תקציב הקרן לקליטת חיילים משוחררים
לשנת 2009-2010
(באלפי ש"ח)

	2009	2010
מענקי שחרור	334,258	369,962
קרן פיקדון	1,036,441	1,047,986
קרן לסיוע נוסף	93,507	93,428
הוצאות תפעול ושכר	11,848	12,301
רזרבה לתשלומי העברה והתייקרות	44,827	46,278
סך-הכול	**1,520,881**	**1,569,446**


התפלגות מימוש קרן הפיקדון בשנת 2008
(אחוזי מימוש)
תשלומים ליורשים, 0.2%
תשלום במזומן, 25.3%
נישואין, 12.7%
לימודים, 52.6%
הקמת עסק 3.3%
רכישת דירה 1.7%
הכשרה מקצועית 4.1%
לימודים
הכשרה מקצועית
רכישת דירה
הקמת עסק
נישואין
תשלום במזומן
תשלום ליורשים

תיאום הפעולות בשטחים

הצעת תקציב תיאום הפעולות בשטחים (נטו) לשנות הכספים 2010-2009 מסתכמת בכ-90 מיליון ש"ח לשנת הכספים 2009 ו-90.5 מיליון ש"ח לשנת 2010.

הצעת התקציב לשנים 2010-2009 מביאה לידי ביטוי את החלטות הממשלה בדבר הפחתות רוחביות של כ-5 מיליון ש"ח ו-3.8 מיליון ש"ח בהתאמה.

היחידה לתיאום הפעולות בשטחים פועלת במטרה לסייע לאוכלוסייה הפלסטינית, תוך הפרדה בין מחוללי הטרור לבין כלל האוכלוסייה, וכן מאפשרת את המשך פעילותן של המערכות האזרחיות הפלסטיניות ושל הארגונים הבין-לאומיים הפועלים באזור.

ביחידה לתיאום הפעולות בשטחים פועלים במשולב קציני מטה אזרחיים, המפעילים את סמכויות משרדי הממשלה ביהודה ושומרון בתחומים שלא הועברו לרשות הפלסטינית וכן אנשי צבא העוסקים הן בהיבטים האזרחיים והן בהיבטים הביטחוניים של פעילות ישראל באזורים אלו. כוח האדם הפועל במסגרת היחידה לתיאום הפעולות בשטחים מונה 226 אזרחים ו-136 אנשי קבע.

להלן היעדים העיקריים של היחידה לתיאום הפעולות בשטחים:

- לשמש מנגנון לתיאום ולקישור בין הממשלה בישראל לבין גורמי הרשות הפלסטינית בתחומים שעליהם מחליטה הממשלה
- לשמש גורם אופרטיבי לעיצוב מערכת הקשרים האזרחיים עם הפלסטינים ולדאוג לאיזונים בין הצרכים הביטחוניים לבין הצרכים האזרחיים
- להבדיל בין כלל האוכלוסייה לבין מחוללי הטרור במטרה לשמור על מהלך חיים תקין, ובכלל זה להבטיח נגישות לצרכים חיוניים, כמו: חשמל, מים, מזון, טיפול רפואי וכיו"ב
- לטפל בצרכים התכנוניים של האוכלוסייה הישראלית באזורי יהודה ושומרון
- לפתח תשתיות תחבורה ואיכות סביבה בשטחי C תוך שמירה על האינטרסים הישראליים
- לפעול באמצעות קציני המטה למימוש הסמכות והאחריות בתחומים שלא הועברו למשרדי האם בישראל או לרשות הפלסטינית
- לקחת חלק בפעילות להקמת גדר הביטחון במרחב התפר, הן בהיבטים של תכנון ופיקוח והן בבחינת השפעת המכשול על מרקם החיים של האוכלוסייה הפלסטינית.

פיקוד העורף האזרחי

הצעת התקציב לנושאי ההתגוננות האזרחית לשנות הכספים 2010-2009 מסתכמת ב-392 מיליון ש"ח לשנת הכספים 2009 וב-393 מיליון ש"ח לשנת הכספים 2010.

להלן פירוט ההצעה:

מקור	תקציב 2009	תקציב 2010
הוצאות חירום אזרחיות – מרכיבי ביטחון (סעיף 16)	120	108
הוצאות חירום אזרחיות – אב"כ (סעיפים 15+16)	175(1)	190(2)
סה"כ תקציב המדינה (סעיפים 15+16)(4)	**295**	**298**
הג"א כלל ארצי (מתוך תקציבי הרשויות המקומיות)	32	30(3)
הג"א מקומי (מתוך תקציבי הרשויות המקומיות)	65	65
סה"כ	**392**	**393**

(1) כולל 95 מיליון ש"ח השתתפות מתקציב משרד הביטחון (סעיף 15). בנוסף, 75 מיליון ש"ח מהסכום הרשום בתקציב 2009 יועמדו במהלך השנה

(2) כולל 20 מיליון ש"ח מתקציב משרד הביטחון (סעיף 15) שיועברו בהמשך השנה

(3) הערכת פיקוד העורף

(4) תקציב פיקוד העורף הצבאי הכולל הוצאות שכר, אימונים וכו' נמצא בסעיף 15.

ארבעה נושאים עיקריים עומדים על הפרק בפיקוד העורף האזרחי:

- המשך הצטיידות במרכיבי ביטחון ותחזוקתם; השלמת פערי צפירה ומִקלוט; ומיגון רכבי התחבורה הציבורית ביישובי יהודה ושומרון בסכום של כ-85 מיליון ש"ח בשנת 2009 ו-81 מיליון ש"ח בשנת 2010.
- המשך מיגון יישובי עוטף עזה, הכולל הצבת רכיבי מיגון ביישובים, מיגון מוסדות החינוך והוספת חדרי ביטחון לבתי התושבים ביישובי עוטף עזה בקו ה-4.5 ק"מ מהגדר, בהיקף של כ-600 מיליון ש"ח בשנת 2009 וכ-400 מיליון ש"ח בשנים 2011-2010 (סכומים אלו מתוקצבים במשרד החינוך ובמשרד השיכון).
- הקצאת משאבים לתכנית "סופת חול", העוסקת במיגון אזרחי כנגד מתקפה בלתי קונבנציונאלית, בסכום של 175 מיליון ש"ח בשנת 2009 ו-190 מיליון ש"ח בשנת 2010.
- תקצוב תקני כ"א ותפעול רשות החירום הלאומית (רח"ל) המשמשת גוף מטה מתאם המסייע לשר הביטחון לממש את אחריותו לטיפול בעורף בסכום של 15 מיליון ש"ח בכל אחת מהשנים 2010-2009.

סך התוספות התקציביות לנושאי ההתגוננות האזרחית בשנים 2009-2008, הן של תקציב פיקוד העורף והן של תקציבי שאר המשרדים, הסתכמו בכ-940 מיליון ש"ח.

במהלך מבצע 'עופרת יצוקה' הוקצו לפיקוד העורף 30 מיליון ש"ח עבור רכש צופרים, דיווחיות וכורזיות, הצבת אלמנטי מיגון ביישובים, שיפוץ מקלטים וריענון תושבים. נוסף על כך, בהחלטת ועדת שרים לענייני ביטחון לאומי מספר ב/52 מיום 2 באפריל 2008, נקבע כי ערכות המגן תוחזרנה לאזרחים בתכנית חלוקה מדורגת החל מינואר 2009, וכי ייקבע תקציב רב-שנתי לתכנית. בהמשך להחלטה סוכמה מסגרת תקציב רב-שנתית בסך 965 מיליון ש"ח לשנים 2009-2013.

התעשיות הביטחוניות הממשלתיות

בעשורים האחרונים חווה שוק התעשיות הביטחוניות משבר, אשר התבטא בהקטנת הביקושים בעולם למוצרים צבאיים. המשבר גרם לשינוי מבני בענף ולתמורות מרחיקות לכת במבנה הארגוני ובפעילותן של התעשיות הביטחוניות. אלו התמקדו בין השאר בליבת העסקים תוך מכירה וסגירה של פעילויות שאינן בליבת הפעילות והתבטאו בהתייעלות ובקיצוץ בעלויות. עם זאת, בשנים האחרונות נצפית מגמה של גידול במכירות התעשיות הביטחוניות, הנובעת מעליית הביקוש בשווקי חו"ל, בעיקר בשל הלחימה בחזית המזרחית (עיראק ואפגניסטן), ומעליית הביקוש המקומי בעקבות הצטיידות צה"ל לאחר מלחמת לבנון השנייה.

מאמצע שנות השמונים סייעה הממשלה לחברות התעשייה הביטחונית הממשלתית (רפא"ל, התעשייה האווירית והתעשייה הצבאית) בהתאמת כושר הייצור שלהן להיקפי המכירות ולתנאי השוק. תכניות ההבראה שגובשו לתעשיות הביטחוניות הממשלתיות התבססו בעיקר על תהליכים להקטנת מספר המועסקים. הוצאת העובדים לפנסיה או לפיצויים נעשתה בתנאים משופרים ובעלויות שמומנו ברובן בידי המדינה.

תכניות ההבראה המקומיות שהוכנו לכל תעשייה בנפרד, בסיוע כולל של כ-18.6 מיליארד ש"ח בשנים 1992 עד 2009, סייעו לייצבן (בחלקן באופן זמני), אך לא נתנו פתרון מוחלט לבעיות היסודיות של תעשיות אלו שהן: מבנה העסקה ויחסי עבודה קשיחים יחד עם הוצאות שכר גבוהות וכן כפל תשתיות ועודף כושר ייצור בהון ובעבודה.

בחודש מאי 2007 גייסה התעשייה האווירית מיליארד ש"ח באגרות חוב סחירות ורובן הונפקו לגופים מוסדיים. לשם הנפקת האג"ח נדרשה החברה לעמוד בדרישות הרגולטיביות של הרשות לניירות ערך, ביניהן הכנת תשקיף. ביוני 2007 גייסה 'עשות אשקלון' (חברה בת של תעש), 80 מיליון ש"ח בהנפקת אגרות חוב סחירות, ורובן הונפקו לגופים מוסדיים. בינואר 2008 הנפיקה 'עשות אשקלון' מניות נוספות בדרך של הקצאה פרטית, כך ששיעור אחזקות הציבור בחברה יעמוד על 15%, זאת על מנת לעמוד בכללי השימור החדשים למסחר בבורסה. בהנפקה זו גייסה החברה כ-400 אלף ש"ח. כעת בכוונת התעשייה האווירית לגייס עד 1.2 מיליארד ש"ח נוספים באגרות חוב סחירות.

תכנית העבודה העיקרית בשנים האחרונות בתחום התעשיות הביטחוניות-הממשלתיות מתמקדת בהמשך יישום הפרטת התעשייה הצבאית על בסיס מתווה החלטת ועדת השרים להפרטה מיום 28 באוגוסט 2005, אשר אושרה מחדש ביום 6 במרס 2007. מתווה ההפרטה קבע כי המפעלים 'גבעון' ו'מלט"ם' יימכרו לחברת רפא"ל או לתע"א כדי ליצור איחוד תשתיות ולשמר אינטרסים חיוניים לביטחון המדינה במסגרת ממשלתית, ויתר המפעלים יימכרו לרוכש פרטי בהליך מכרזי. על מנת לטפל בהיבטים השונים של ההפרטה הוקמו שבעה צוותים: צוות משא ומתן עם העובדים, צוות קרקעות, צוות אינטרסים ביטחוניים, צוות איכות הסביבה, צוות הסדרת מבנה ההון, צוות פרויקט הטנק התורכי

וצוות מכירת גבעון ומלט"ם לרפא"ל או לתע"א. תהליך ההפרטה לא הושלם מסיבות שונות ובכלל זה התנגדותו של ארגון העובדים היציג של תעש לנהל משא ומתן בנושא ההסכמים הקיבוציים והסכמי הפרישה והתנגדות שר הביטחון למהלך.

יצוין כי התעשייה הצבאית נמצאת במשבר תזרימי מתמשך וחמור, וזאת למרות הסיוע הכלכלי הנרחב שקיבלה באוקטובר 2005 בהיקף של 400 מיליון ש"ח. בין הסיבות למשבר ניתן למנות את הבעיות המבניות בחברה, עודף כוח אדם, הגירעון הניכר הצפוי בפרויקט הטנק התורכי וחוסר הוודאות שנוצר עקב עצירת תהליך ההפרטה. כמו כן, נכון לסוף שנת 2008, יש לתעש חובות בהיקף של כ-600 מיליון ש"ח למדינה, וחובות לספקים ולבנקים.

כעת נבחן מתווה שלפיו תופרט החברה בשלמותה על כל יחידותיה, ותיבחן גם האפשרות של הפרטה בשני שלבים.

המשרד לביטחון הפנים

הצעת התקציב של המשרד לביטחון הפנים על גופיו לשנים 2010-2009 (סעיפים 07 ו-52) מסתכמת בכ-9.5 מיליארד ש"ח לשנת 2009 ובכ-10.6 מיליארד ש"ח לשנת 2010. (תקציב ברוטו, כולל תקציב פיתוח, לא כולל השתתפויות משרדי ממשלה אחרים).

דגשים לשנים 2010-2009

- קידום חקיקה המאפשרת העסקת אזרחים עובדי משטרה ושב"ס, בד בבד עם בחינת אופן יישום העסקת אזרחים במשטרה ובשב"ס.
- תגבור תחנות המשטרה – הוספת 1,000 שוטרים למשטרת ישראל והמשך הסטת כוח אדם מהמטות לשטח כתכנית כוללת לתגבור תחנות המשטרה במסגרת הגברת הביטחון האישי של הציבור.
- יישום תכנית רב-שנתית בהיקף של כ-500 מיליון ש"ח להחלפת מערכת הקשר המשטרתית ממערכת אנלוגית למערכת דיגיטלית תוך שדרוג יכולות המערכת. למטרה זו יתוסף סך של 35 מיליון ש"ח לתקציבה של משטרת ישראל בשנת 2009.
- תחילת פעילות הרשות להגנה על עדים במשרד לביטחון הפנים בהתאם לחוק להגנה על עדים התשס"ט – 2008, במטרה לקלוט את העד הראשון בתחילת שנת 2010. לשם כך תוגבר תקציב המשרד לביטחון הפנים בסך של 30 מיליון ש"ח ו-118 תקני כוח אדם.
- המשך ביצוע פיילוט להפרטת שירותי כליאה. בית סוהר בניהול פרטי צפוי להיפתח בחציון השני של שנת 2009. במסגרת זו יתווספו לשירות בתי הסוהר 800 מקומות כליאה. במרס 2009 ניתן צו ביניים המונע את הפעלתו המתוכננת של בית הסוהר בניהול פרטי, ולפיכך פתיחת בית הסוהר מותנית באישור בג"צ.
- השלמת תוספת של 1,000 מקומות משמורת במתחם קציעות עבור מסתננים מגבול מצרים (סהרונים ב'), בנוסף ל-1,000 מקומות משמורת אשר נוספו בשנת 2008 (סהרונים א').
- בחינת יישום תכנית רב-שנתית להקמת בית סוהר במבנה רב-קומתי ושאיפה לשלב בו תחנת משטרה ובית משפט; פינוי בתי סוהר ישנים ותוספת של כ-1,000 מקומות כליאה.
- הענקת סמכויות הקבועות בחוק למאבטח; וסמכות דרישה להתלוות לתחנת המשטרה, תוך הפעלת כוח סביר במידת הצורך, לפקחי הרשויות מקומיות, זאת כדי לסייע למשטרת ישראל בפעולות למניעת אלימות ועל מנת לאפשר גיוס גופים ציבוריים נוספים לסיוע בהתמודדות משטרת ישראל בפעילותה נגד תופעת האלימות בחברה הישראלית.

- כחלק מהמאבק בתופעת העובדים הזרים הוחלט כי במהלך שנת 2009 יועברו המשאבים אשר מוקצים לאכיפה במשטרת ההגירה לידי רשות ההגירה והאוכלוסין במשרד הפנים. כמו כן, מתבצעת עבודת מטה להעברת מערך ביקורת מעברי הגבול לרשות ההגירה והאוכלוסין.
- בשנת 2009 נחתם הסכם בין משרד האוצר והמשרד לביטחון הפנים להפעלת מודל מסלולי שירות אשר השלכותיו מפורטות להלן:

  מבנה ארגוני יעיל יותר אשר יפחית, בין השאר, את המעבר מהשטח למטה במשטרה

  הצערת המשטרה, צעד שיוביל בטווח הארוך לחסכון בעלויות השכר ולשיפור ביכולות המשטרה

  תוספת תקנים משמעותית למשטרה ולשב"ס

  הגדרת מסלולי שירות ברורים ומוגדרים מראש כולל שערי יציאה

  שיפור שכר השוטרים והסוהרים בשנים הראשונות

  טיוב משמעותי בכוח האדם במשטרה ובשב"ס

  במהלך 2009 תימשך עבודת המטה לשם החלת הרפורמה בשכר הנגדים. הרפורמה תאפשר גמישות בתגמול אוכלוסיות שונות בגופי המשרד לביטחון הפנים, באופן שיבטא תיעדוף פנים-ארגוני, תוך שמירת עקרון ההצמדה לצה"ל.

  לצורך החלת מודל מסלולי שירות, יתוגבר תקציב המשרד לביטחון הפנים, על שינוייו, בסכום של כ-50 מיליון ש"ח בשנת 2009 ובכ-130 מיליון ש"ח בשנת 2010.

בשנת 2009 חל גידול של כ-0.4% בתקציב הריאלי ביחס לשנת 2008, לא כולל השתתפויות,וביחס לשנת 2009, חל גידול ריאלי בשנת 2010 של כ-9.8% בתקציב המשרד.

תקציב משטרת ישראל

הצעת תקציב משטרת ישראל לשנת 2009 מסתכמת בכ-7 מיליארד ש"ח ובכ-7.7 מיליארד ש"ח לשנת 2010 (תקציב ברוטו, כולל תקציב פיתוח, לא כולל השתתפויות). עיקר הדגש בהצעת התקציב לשנת 2009 הוא בהמשך יישום התכנית למאבק בפשיעה, באלימות ובתאונות הדרכים.

השינויים העיקריים בהצעת התקציב לשנים 2009-2010

- יישום תכנית משולבת למאבק בארגוני הפשיעה החמורה והפשיעה המאורגנת ובתוצריהם. התכנית כוללת המשך פעילות של חמישה כוחות משימה משולבים בהשתתפות נציגי משטרת ישראל, משרד המשפטים, רשות המסים, הרשות לאיסור הלבנת הון והרשות לניירות ערך.

- ביסוס פעילותה של היחידה הארצית המאוחדת — להב 433, הכוללת ארבע יחידות ארציות של אגף החקירות והמודיעין (יחידה ארצית לחקירות בין-לאומיות, יחידה ארצית לחקירות הונאה, יחידה לאכיפה כלכלית ויחידת 'אתגר') ויחידה 33; וטיפול בארגוני הפשיעה הארציים ובתופעות הפשיעה החמורות ברמה הארצית.
- חיזוק ושיפור יכולות מערכי הסיגינט והמעבדה לזיהוי פלילי באמצעות כלים טכנולוגיים.
- המשך בניית מודל רב-שנתי לניהול ולהחלפת צי כלי הרכב המשטרתיים. לשם כך יתוספו לתקציבה של משטרת ישראל 40 מיליון ש"ח בשנת 2009.
- תגבור תחנות — תוספת של 1,000 שוטרים למשטרת ישראל והמשך הסטת כוח אדם מהמטות לשטח. למטרה זו יתוספו לבסיס תקציב המשטרה 1,000 תקני כח אדם וסכום של 255 מיליון ש"ח.
- מרכז ההדרכה — המשך קידום מכרז פומבי למרכז ההדרכה של משטרת ישראל, אשר ירכז את רוב בתי הספר המשטרתיים הפזורים ברחבי הארץ. שימת דגש על טיוב ההדרכה ועל שיפור ההכשרה והמקצועיות של השוטרים במשטרת ישראל. בשנת 2009 צפוי להתפרסם המכרז.
- העסקת אזרחים עובדי משטרה — כיום מועסקים במשטרת ישראל דרך חברות כוח אדם כ-650 אזרחים אשר חלקם עובדים שנים רבות בתפקיד. בעקבות כניסתו לתוקף של סעיף 12(א) לחוק העסקת עובדים על ידי קבלני


התפתחות תקציב משטרת ישראל
(מיליוני ש"ח, תקציב מקורי ברוטו, מחירי 2010)
8000
7000
6000
5000
4000
3000
2000
1000
0
5,845
6,002
6,379
6,946
6,725
6,721
6,967
7,290
7,407
7,225
7,863
2000
2001
2002
2003
2004
2005
2006
2007
2008
הצעת 2009
הצעת 2010

* הירידה בתקציב המשטרה במעבר משנת 2008 לשנת 2009 נובעת בעיקרה מביטול שתי משימות: ביטול אבטחה צמודה במוסדות חינוך — 120 מיליון ש"ח (החלטת ממשלה מספר 4042, מיום 24 באוגוסט 2009) והעברת מערך הליוויים לשירות בתי הסוהר — כ-87 מיליון ש"ח. בהתאם להחלטת ממשלה חדשה (מספר 4383 מיום 4 בינואר 2009) האבטחה במוסדות החינוך לא הופסקה, ובהתאם לכך התקציב יוחזר במהלך שנת 2009 ובבסיס תקציב המשרד לשנת 2010.

כוח אדם התשנ"ו-1996, נדרש קידום חקיקה בנושא, אשר יאפשר למפכ"ל להעסיק אזרחים עובדי משטרה במסגרת מסודרת וחוקית. בנוסף תיבחן הרחבת העסקת אזרחים עד לכ-1,200 משרות במשטרה מתוך המשרות הקיימות במשטרה.

- העברת מערך ביקורת הגבולות והחלק העוסק באכיפה במשטרת ההגירה לרשות ההגירה והאוכלוסין במשרד הפנים.
- רפורמה בשכר משרתי הקבע במשטרה — גיבוש מודל שכר נגדים, מודל שירות ושינוי מנגנון הצמדת השכר, כפי שפורט לעיל.


התפתחות כוח אדם במשטרת ישראל
29,000
28,000
27,000
26,000
25,000
24,000
25,423
24,922
26,634
27,593
27,360
26,836
27,657
28,338*
28,418**
369
28,049
29,830**
764
28,314
2000
2001
2002
2003
2004
2005
2006
2007
2008
הצעת 2009
תקני כ"א שהועברו לשב"ס בגין העברת מערך הליוויים
תקני כ"א נטו

* כולל 275 תקנים מוקפאים
** כולל 600 תקנים מוקפאים
*** כולל 752 תקנים מוקפאים

תקציב שירות בתי הסוהר

הצעת שירות בתי הסוהר לשנת 2009 מסתכמת בכ-2.2 מיליארד ש"ח ובכ-2.5 מיליארד ש"ח לשנת 2010 (תקציב ברוטו, כולל תקציב פיתוח, לא כולל השתתפויות).

השינויים העיקריים בהצעת התקציב לשנת לשנים 2010-2009

- סיום העברת מערך הליוויים ומתקני המעצר המשטרתיים (למעט התחנות) ממשטרת ישראל לשירות בתי הסוהר. לשם כך יועבר סכום של 87 מיליון ש"ח ו-393 תקני כוח אדם ממשטרת ישראל לשירות בתי הסוהר בשנת 2009.
- המשך שיפוץ מתקני כליאה ישנים. למטרה זו ימשיך שירות בתי הסוהר להסיט ממקורותיו הפנימיים סכום של 20 מיליון ש"ח.
- הקמת 1,000 מקומות משמורת נוספים (בנוסף ל-1,000 אשר הוקמו בשנת 2008) במתחם 'קציעות' עבור מסתננים מגבול מצרים (סהרונים ב'). סך הכול מוקצים לשם ההפעלה השוטפת של 2,000 מקומות הכליאה הנ"ל 68.1 מיליון ש"ח ו-180 תקני כוח אדם (מתוכם 43.1 מיליון ש"ח ו-90 שיאי כוח אדם מתוספים כבר בשנת 2008).
- הקמת 250 מקומות כליאה נוספים בבית סוהר 'שרון ד'. למטרה זו יתוגבר בסיס תקציב שב"ס ב-50 תקני כוח אדם וב-16 מיליון ש"ח.
- במסגרת חוק הגנה על הציבור בפני עברייני מין, התשס"ו-2005, יפעיל השב"ס אגפים טיפוליים לשיקום עברייני מין. לצורך כך יתוספו לתקציב השב"ס 22 תקני כוח אדם ו-5 מיליון ש"ח.
- העסקת אזרחים עובדי שירות בתי הסוהר – כיום מועסקים בשב"ס דרך חברות כוח אדם כ-50 אזרחים. קידום חקיקה בנושא יאפשר לנציב בתי הסוהר להעסיק עובדים אלה כאזרחים עובדי שב"ס, בד בבד עם בחינת אופן יישום העסקת אזרחים בשב"ס.
- תגבור יחידת נחשון בעקבות העלייה במספר ניודי האסירים והעצורים. לשם כך יתוספו לתקציב שירות בתי הסוהר 90 תקני כח אדם ו-18 מיליון ש"ח בשנת 2010 (חלק מהתוספות הוא במסגרת הסיכום על מסלולי השירות).
- העברת מערך הפיקוח האלקטרוני מהמשרד לביטחון הפנים לשב"ס.
- ביסוס השימוש במערכת ההיוועדות החזותית (וידאו קונפרנס).
- רפורמה בשכר של משרתי קבע בשב"ס – גיבוש מודל שכר נגדים, מודל שירות ושינוי מנגנון הצמדת השכר – כפי שפורט לעיל.


התפתחות תקציב שירות בתי הסוהר
(מיליוני ₪, תקציב מקורי ברוטו, מחירי 2010)
2500
2000
1500
1000
500
0
1,151
1,176
1,246
1,334
1,548
1,547
1,735
1,879
2,039
2,271
2,485
2000
2001
2002
2003
2004
2005
2006
2007
2008
הצעת 2009
הצעת 2010


התפתחות כוח אדם בשירות בתי הסוהר
8,000
7,000
6,000
5,000
4,000
3,000
2,000
3,758
3,831
3,941
4,241
4,956
5,141
5,862
5,652
210
6,613
5,953
660
7,567*
6,589
978
8,110*
6,723
978
2000
2001
2002
2003
2004
2005
2006
2007
2008
הצעת 2009
סוהרי קבע ובנות שירות לאומי
סוהרי חובה

* כולל 160 תקנים מוקפאים.

** כולל 122 תקנים מוקפאים

המשרדים המינהליים

קבוצת המשרדים המינהליים כוללת את המשרדים הבאים: משרד ראש הממשלה, משרד האוצר, משרד המשפטים, משרד החוץ והמשרד להגנת הסביבה.

המשרדים המינהליים מאופיינים בעתירות כוח אדם, לכן חלק ניכר מהתקציב השוטף במשרדים אלה מיועד למימון הוצאות שכר, והיתרה — לתקציבי קניות ופיתוח, המיועדים בעיקר לתפעול המשרדים.

משרד ראש הממשלה

תקציב משרד ראש הממשלה כולל את כל התחומים הכפופים ישירות לאחריות ראש הממשלה, בהם משרד ראש הממשלה הראשי; התכנית לחיזוק הצפון בעקבות מלחמת לבנון השנייה; יישום תכנית ההתנתקות ובכלל זה מנהלת סל"ע האחראית לטיפול במפוני חבל עזה וצפון השומרון; הלשכה המרכזית לסטטיסטיקה; שירותי דת; הרבנות הראשית; נציבות שירות המדינה, לשכת הקשר 'נתיב' ולשכות של שרים ללא תיק ושל סגני שרים.

בנוסף התקציב כולל גם את המשרדים הבאים: המשרד לפיתוח הנגב והגליל, המשרד לטיפול בענייני הגמלאים, המשרד לשיתוף פעולה אזורי, המשרד לעניינים אסטרטגיים, המשרד לענייני מודיעין והמשרד להסברה ותפוצות.

משרד האוצר

תקציב משרד האוצר כולל גם את תקציב משרד האוצר הראשי, רשות המסים ורשות החברות הממשלתיות.

תכנית העבודה של משרד האוצר מדגישה תהליכי התייעלות במשרד הראשי וברשות המסים (המאחדת את אגף המכס והמע"מ, אגף מס הכנסה ומיסוי מקרקעין ושירות עיבודים ממוכנים), במקביל להתאמות התקציב הנדרשות ובהתאם למדיניות הפיסקלית שעליה החליטה הממשלה.

משרד המשפטים

תקציב משרד המשפטים כולל את משרד המשפטים הראשי, את הנהלת בתי המשפט, את בתי הדין הרבניים ואת מערכת ההוצאה לפועל והמרכז לגביית קנסות.

נוכח הגידול בעומס המוטל על מערכת המשפט בשנים האחרונות, תדגיש תכנית העבודה של משרד המשפטים (המשרד הראשי והנהלת בתי המשפט) את המשך הביצוע של שינויים מבניים להפחתת העומס על מערכת בתי המשפט בישראל,

ובכלל זה תכנית רב-שנתית להוספת 87 שופטים במהלך השנים 2013-2008 והמשך פרויקט בינוי בתי משפט. כמו כן יוקצו משאבים למשרד המשפטים לתגבור מספר הפרקליטים ויתוגברו תקציבי המחשוב של משרד המשפטים ובתי הדין הרבניים לשם פיתוח מערכת מחשוב לפרקליטות המדינה ולבתי הדין.

כמו כן, במסגרת הצעת התקציב לשנות הכספים 2010-2009 ניתן ביטוי להחלטת הממשלה בדבר הפרדה מבנית של מערכת ההוצאה לפועל והמרכז לגביית קנסות, אגרות והוצאות ממערכת בתי המשפט והפיכתה ליחידת סמך הכפופה לשר המשפטים. החלטה זו התקבלה על רקע רפורמה מקיפה במערכת ההוצאה לפועל שהחלה להתבצע בשנת 2009.

משרד החוץ

- הקצאת משאבים נוספים לאגף לעניינים אסטרטגיים, החטיבה לתכנון מדיני והמרכז למחקר מדיני בהמשך להמלצות ועדת שחק בדבר יכולת פעולתו המדינית של משרד החוץ וכחלק מהפקת הלקחים ממלחמת לבנון השנייה מומבצע 'עופרת יצוקה'.
- הקמת מערך תקשורת מקוון וקידום לוחמת אינטרנט.
- החל משנת 2007 — קידום פרויקט 'מיתוג ישראל' בקרב מדינות וקהלי יעד בחו"ל, במטרה לשפר את תדמית המדינה וכן להעביר מסרים המקדמים את הייצוא, את ההשקעות הזרות בישראל, את התיירות ואת דעת הקהל העולמית. בנוסף לתקצוב פרויקט זה — תגבור תקציב האגף להסברה ולקשרי תרבות.
- פתיחת נציגויות במדינות שיש להן קשרים דיפלומטיים עם ישראל: ניו זילנד, טורקמניסטאן, והקמת קונסוליה בסאו פאולו, ברזיל.

המשרד להגנת הסביבה

המשרד להגנת הסביבה ימשיך להתמקד בשנות הכספים 2010-2009 בנושא צמצום זיהום האוויר ושיקום הנחלים, בד בבד עם המשך שיפור הטיפול בפסולת מוצקה והקצאת כספי היטל ההטמנה וכן טיפול במפגעים ובזיהומים הנובעים מפעילות תעשייתית. המשרד יסדיר גם את הטיפול בפסולת בניין ויפעל לקידום פיתוח בר קיימא בישראל.

משרד ראש הממשלה

הצעת התקציב של משרד ראש הממשלה לשנות הכספים 2010-2009 (סעיפים 03, 04 ו-10) מסתכמת ב-1,920 מיליון ש"ח לשנת הכספים 2009 וב-2,037 מיליון ש"ח (תקציב ברוטו).

תקציב משרד ראש הממשלה כולל את כל התחומים הכפופים ישירות לאחריות ראש הממשלה, בהם משרד ראש הממשלה הראשי (כולל שרים ללא תיק); התכנית לחיזוק הצפון בעקבות מלחמת לבנון השנייה; יישום תכנית ההתנתקות ובכלל זה מנהלת סל"ע האחראית לטיפול במפוני חבל עזה וצפון השומרון; הלשכה המרכזית לסטטיסטיקה; שירותי דת; הרבנות הראשית; נציבות שירות המדינה, לשכת הקשר 'נתיב', לשכות שרים ללא תיק וסגני שרים.

בנוסף, התקציב כולל את המשרדים הבאים: המשרד לפיתוח הנגב והגליל, המשרד לטיפול בענייני הגמלאים, המשרד לשיתוף פעולה אזורי, המשרד לעניינים אסטרטגיים, המשרד לענייני מודיעין והמשרד להסברה ותפוצות.

עיקרי ההקצאות בתקציב משרד ראש הממשלה לשנות הכספים 2010-2009

- הקצאת מקורות בסך 271 מיליון ש"ח להמשך תקצוב העלויות הנובעות מיישום תכנית ההתנתקות
- הקצאת מקורות בסך 32.2 מיליון ש"ח לחיזוק הצפון, בהתאם להחלטת הממשלה, בנוסף למקורות שיוקצו על ידי המשרדים ולתרומות
- הקצאת מקורות בסך 155.8 מיליון ש"ח לחיזוק הנגב והגליל במסגרת המשרד לפיתוח הנגב והגליל
- הקצאת מקורות לתכנית הרב-שנתית לפיתוח המגזר הערבי, הדרוזי והצ'רקסי
- הקצאת מקורות לתכנית הרב-שנתית לפיתוח ירושלים
- הקצאת מקורות להקמת מערך הגיור בשנת 2009
- הקצאת מקורות ללחימה בתופעת הסחר בנשים
- הקצאת מקורות לפרויקט החינוך היהודי בתפוצות ולפרויקט 'תגלית'
- הקצאת מקורות למשרד לטיפול בענייני הגמלאים
- הקצאת מקורות למנהלת השירות האזרחי
- הקצאת מקורות לתגבור קרן 'מורשת הכותל'
- הקצאת מקורות לפרויקט 'מחשב לכל ילד'

- הקצאת מקורות להקמת מטה הסברה לאומי בשנת 2009 בהתאם להחלטת הממשלה בנושא
- הקצאת מקורות לתגבור אבטחת ראש הממשלה והפעילות השוטפת של משרד ראש הממשלה, לרבות תקצוב 42 משרות חדשות בהתאם להחלטת ממשלה מספר 69 מתאריך 3 במאי 2009
- הקצאת מקורות עבור המשרדים החדשים כאמור לעיל, לשכות חדשות לשרים ולסגני שרים, לרבות אבטחתם בסך של כ-150 מיליון ש"ח.

משרד האוצר

הצעת תקציב משרד האוצר לשנות הכספים 2010-2009 (סעיפים 05 ו-55) מסתכמת ב-1,943 מיליון ש"ח לשנת הכספים 2009 וב-2,040 מיליון ש"ח לשנת הכספים 2010 (תקציב ברוטו, כולל תקציב הפיתוח).

תקציב משרד האוצר כולל את תקציב משרד האוצר הראשי, רשות המסים ורשות החברות הממשלתיות.

השינויים העיקריים בתקציב משרד האוצר לשנות הכספים 2009-2010

רשות המסים לישראל

- תגבור תקציב רשות המסים על מנת ליישם את החוק להגדלת ההשתתפות בכוח העבודה ולצמצום הפערים החברתיים (מס הכנסה שלילי).
- המשך הקצאת מקורות לפיתוח מערכת סחר חוץ חדשה, אשר תקשר בין מערכת הייבוא למערכת הייצוא ותייעל את הממשק למקבלי השירותים מהמערכת.
- הקצאת מקורות להתאמת מערך הייצוא לדרישות המכס האמריקני (C.S.I.).
- הקצאת משאבים עבור הרפורמה למאבק בהונאות מע"מ ובמיוחד בשימוש בחשבוניות פיקטיביות.
- הקצאת משאבים עבור הקמת היחידה למאבק בפשיעה החמורה והמאורגנת.
- הקצאת משאבים למימון הסכם השכר עם רשות המסים.

המשרד הראשי באוצר

- המשך הקצאת מקורות לפיתוח מערכת מיכון להרחבת מאגר נתוני השכר באגף השכר והסכמי עבודה.
- המשך הקצאת מקורות לתגבור אגף שוק ההון, הביטוח והחיסכון כחלק מההיערכות ליישום המלצות 'ועדת בכר'.
- הקצאת תקציב עבור יישום הרפורמה בחוק חובת המכרזים.

משרד החוץ

הצעת התקציב של משרד החוץ לשנות הכספים 2010-2009 (סעיף 09) מסתכמת ב-1,455 מיליון ש"ח (תקציב ברוטו) לשנת הכספים 2009, וב-1,712 מיליון ש"ח (תקציב ברוטו) לשנת הכספים 2010.

השינויים העיקריים בתקציב משרד החוץ לשנות הכספים 2010-2009

- תגבור האגף לעניינים אסטרטגיים, החטיבה לתכנון מדיני והמרכז למחקר מדיני, בהמשך להמלצות ועדת שחק בדבר יכולת פעולתו המדינית של משרד החוץ וכחלק מהפקת הלקחים ממלחמת לבנון השנייה וממבצע 'עופרת יצוקה'.
- פעילות הסברתית מקיפה בנושא הסברת האיום האיראני בתחומי הגרעין, במישור האזורי ובמערכת דעת הקהל העולמית, כמו גם קידום הטיפול בתחום 'הדיפלומטיה הציבורית' וקידום ההשפעה והעברת המסרים בקרב גורמי שלטון משפיעים.
- הקמת מערך תקשורת מקוון וקידום לוחמת אינטרנט.
- החל משנת 2007 פועל המשרד לקידום פרויקט 'מיתוג ישראל' בקרב מדינות וקהלי יעד בחו"ל, במטרה לשפר את תדמיתו ולהעביר מסרים המקדמים את הייצוא, את ההשקעות הזרות בישראל, את התיירות ואת דעת הקהל העולמית. בנוסף לתקצוב פרויקט זה, תוגבר גם תקציב האגף להסברה ולקשרי תרבות.
- פתיחת נציגויות במדינות שיש להן קשרים דיפלומטיים עם ישראל: ניו זילנד וטורקמניסטאן, והקמת קונסוליה בסאו פאולו, ברזיל.
- קידום פרויקט 'היום שאחרי מבצע עופרת יצוקה', שעיקרו שיקום יחסי החוץ של ישראל עם מדינות יעד בחו"ל, השפעה על דעת הקהל במדינות יעד ולוחמה במרחב המכוון.
- פעילות הסברתית מקיפה בנושא הסברת האיום האיראני בתחומי הגרעין במישור האזורי ובמערכת העולמית.
- הקמת מערך תקשורת מקוון ולוחמת אינטרנט.

משרד המשפטים

הצעת תקציב משרד המשפטים לשנות הכספים 2010-2009 (סעיפים 08 ו-53) מסתכמת ב-2,824 מיליון ש"ח לשנת הכספים 2009 וב-2,961 מיליון ש"ח לשנת הכספים 2010 (תקציב ברוטו, כולל תקציב פיתוח).

מערכת המשפט בישראל ניצבת בפני אתגרים רבים, והצעת התקציב לשנים 2010-2009 מבטאת את ההתמודדות עמם, בראש ובראשונה בהגברת אכיפת החוק ובהקלת העומס המוטל על מערכת המשפט בישראל. כל זאת במגמה לשפר את רמת השירות המוענק לציבור ואת איכותו.

השינויים העיקריים בתקציב משרד המשפטים הראשי, הנהלת בתי המשפט, מערכת ההוצאה לפועל ובתי הדין הרבניים בשנות הכספים 2010-2009

משרד המשפטים

- הקצאת משאבים להוצאת תיקים לטיפול על ידי עורכי דין חיצוניים (Outsourcing), על מנת להפחית את העומס המוטל על פרקליטות המדינה
- הקצאת משאבים לפרקליטות המדינה
- המשך הקצאת מקורות לפיתוח מערכת מחשוב חדשה לפרקליטות המדינה, כחלק מההיערכות להפעלת מערכת המחשוב בבתי המשפט ובמטרה לייעל את המעקב אחר הטיפול בתיקים ובפעילות הפרקליטים
- הקצאת משאבים למחלקת ייעוץ וחקיקה
- הקצאת משאבים באפוטרופוס הכללי, בין השאר לשם יישום חוק נכסים של נִספי השואה (השבה ליורשים והקדשה למטרות סיוע והנצחה), תשס"ו-2006
- תגבור מחלקת הטאבו לשם ייעול וקיצור הליכי רישום הבעלות לנוכח העובדה שרק כמחצית מהנכסים במדינה רשומים בטאבו, וזאת על מנת לצמצם הליכים בירוקרטיים
- הקצאת משאבים לתקציב הדיור של משרד המשפטים.

הנהלת בתי המשפט

- הקצאת משאבים לקליטת 25 שופטים (12 בשנת 2009 ו-13 בשנת 2010), מתוך תוספת רב-שנתית של 87 שופטים בשנים 2013-2008

- הקצאת משאבים לתכנית ניסיונית להפעלת "גישור חובה" בהליכים אזרחיים טרם הדיון המשפטי על מנת להקל על העומס בבתי המשפט
- הקצאת משאבים לתקציב המחשוב של הנהלת בתי המשפט בעקבות מעבר למערכת 'נט-המשפט'
- תקצוב מיזמים של בינוי היכלי משפט חדשים, פיתוח והטמעת מערכת המחשוב של בתי המשפט במסגרת תקציב הפיתוח של הנהלת בתי המשפט.

מערכת ההוצאה לפועל

- ביצוע הפרדה מבנית בשנת 2009 בין בתי המשפט לבין מערכת ההוצאה לפועל והמרכז לגביית קנסות, אגרות והוצאות, בהתאם להחלטת ממשלה מספר 37487 מיום 11 במאי 2008, והפרדה, בהתאם, של תקציב מערכת ההוצאה לפועל מתקציב מערכת בתי המשפט.
- הקצאת משאבים, לרבות הגדלת מערך הרשמים, למערכת ההוצאה לפועל להנעת תהליך הרפורמה הן בשנת 2009 והן בשנת 2010.

בתי הדין הרבניים

- הקצאת מקורות לפיתוח מערכת מחשוב חדשה לבתי הדין הרבניים במטרה להפעיל מערכת מחשוב אחידה בבתי המשפט, בפרקליטות ובבתי הדין הרבניים, אשר תייעל את המעקב אחרי הטיפול בתיקים ואחרי פעילות בתי הדין.
- הקצאת מקורות למעבר בית הדין בחיפה למבנה חדש.

בנוסף בוצעו התאמות בתקציב הכולל בהתאם להחלטות הממשלה בדבר הפחתת הוצאות הממשלה.

תקציב גִמלאות

הצעת התקציב לגִמלאות לשנות הכספים 2010-2009 (סעיף 12) מסתכמת בכ-11.6 מיליארד ש"ח בהוצאה ובכ-606.5 מיליון ש"ח בהוצאה מותנית בהכנסה לשנת הכספים 2009 ובכ-10.2 מיליארד ש"ח בהוצאה ובכ-626.5 מיליון ש"ח בהוצאה מותנית בהכנסה לשנת הכספים 2010.

הגמלאות משולמות מתוקף חקיקה, החלטות ועדת הכספים והסדרים עם גופים חיצוניים. בדיקת הזכאות ואישור גובה הגִמלה נעשים על ידי מנהלת הגמלאות באגף החשב הכללי.

החל משנת הכספים 2005, מתוקצבים בסעיף גמלאות, מלבד תשלומי הפנסיה התקציבית, גם הנושאים הבאים: הסיוע הממשלתי לקרנות הפנסיה הוותיקות שבהסדר, מימון התחייבות המדינה בגין העלאת גיל פרישה מעבודה ותקציב הסיוע לקרנות הפנסיה הוותיקות המאוזנות בגין הקטנת היקף אגרות החוב המיועדות.

הזכאים לגמלאות

- עובדי מדינה, עובדי תאגידים שפרשו לגמלאות ושְאֵירֵיהם לפי חוק שירות המדינה (גמלאות) (נוסח משולב), תש"ל-1970 והתקנות שהותקנו מכוחו.
- נשיאים, מבקרי המדינה, שרים, שופטים, דיינים, קאדים, נגידי בנק ישראל, מנכ"לים לשעבר ושאיריהם — לפי חוק גמלאות לנושאי משרה ברשויות השלטון, תשכ"ט-1969, והתקנות שהותקנו מכוחו.
- עובדי ממשלת המנדט לשעבר (פנסיה רגילה ומוגדלת), בהתאם להחלטות ועדת הכספים של הכנסת.
- גִמלאֵי גופים חיצוניים: חברת הדואר, המוסד לביטוח לאומי, רשות השידור ומספנות ישראל על פי ההסדרים הקיימים עמם.
- השתתפות בתשלומי גִמלה, לפי הסכמים ל'רציפות זכויות' של מי שעברו משירות המדינה למקומות עבודה אחרים שבהם משולמת פנסיה מקרנות פנסיה צוברות או מי שעברו ממקומות עבודה אחרים לשירות המדינה — בעבור אותן השנים שבהן עבדו בשירות המדינה.
- השתתפות בדמי גִמלה ל'מבטחים', 'קרן גמלאות מרכזית' ו'גלעד' בעבור תשלומי קִצבה למורים בבתי ספר על-יסודיים, שהוצאו לגמלאות לפני הגיעם לגיל המזכה בפנסיה (קפ"מ).

מספר מקבלי הגמלאות ממינהלת הגמלאות
בשנות הכספים 1998-2008

1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
58,392	60,749	62,714	65,408	68,425	72,348	75,252	81,019	82,519	87,683	90,209

החבות האקטוארית החשבונאית של המדינה בגין גמלאים ועובדי מדינה פעילים, לרבות משרתי הקבע, שוטרים, סוהרים ועובדי הוראה, עמדה בסוף שנת 2008 על כ-430 מיליארד ש"ח בערך נוכחי. חבות זו היא החבות היחסית בהתאם לזכויות שנצברו עד ליום 31 בדצמבר 2008. החבות המלאה, הכוללת זכויות העתידות להיצבר בגין האוכלוסיות האמורות, מוערכת בכ-531 מיליארד ש"ח.

מעבר מפנסיה תקציבית לפנסיה צוברת

במרס 1999 נחתם הסכם בין הממשלה, הרשויות המקומיות, האוניברסיטאות ותאגידים נוספים לבין הסתדרות העובדים הכללית החדשה. ההסכם קבע כי עובדים חדשים בשירות הממשלתי ובשירות הציבורי יבוטחו בפנסיה צוברת. ביולי 2001 נחתם הסכם בין הסתדרות העובדים הכללית החדשה לבין מרכז השלטון המקומי והעיריות של שלוש הערים הגדולות (חיפה, ירושלים ותל אביב-יפו). הסכם זה קבע כי החל מיום 1 בנובמבר 2001 יבוטחו עובדים חדשים ברשויות המקומיות בפנסיה צוברת. בחוק ההסדרים במשק המדינה לשנת 2002, תוקן חוק שירות המדינה (גמלאות) נוסח משולב, תש"ל-1970. בעקבות כך היה ניתן ליישם את ההסכם שנחתם במרס 1999 גם לגבי עובדי המדינה. יישום ההסכם התחיל ב-1 באפריל 2002.

במסגרת חוק ההסדרים במשק המדינה לשנת 1999, תוקן חוק הגמלאות לנושאי משרה ברשויות השלטון. לפי התיקון בוטלה הזכאות לגמלאות מאוצר המדינה לנשיא המדינה, חברי כנסת, שרים, שופטים, קאדים, רבנים ראשיים, מבקר המדינה, נגיד בנק ישראל והמשנה לנגיד, שהחלו בכהונתם לאחר 15 במאי 1998. זכויותיהם לגמלאות יובטחו במסגרת של קרן פנסיה או קופת גמל לפי בחירתם.

סיוע ממשלתי בגין העלאת גיל הפרישה מהעבודה

בעקבות חקיקת חוק גיל פרישה, התשס"ד- 2004, שעל פיו גיל הפרישה לגבר הוא 67 ולאישה — 64, נקבע כי יוקצה תקציב ממשלתי לסיוע בפתרון קשיים כספיים שהם פועל יוצא של העלאת גיל פרישה מעבודה. שר האוצר מינה ועדה ציבורית בראשות השופט (בדימוס) מנחם גולדברג ז"ל ובהשתתפות נציגים של ההסתדרות הכללית החדשה ולשכת התיאום של הארגונים הכלכליים, שתפקידה לקבוע אמות מידה להקצאת הסיוע הממשלתי האמור.

הוועדה הציבורית קבעה כי כספי הסיוע ישמשו למימון העלות הנוספת הכרוכה בהפיכת עובדים לפנסיונרים של קרן הפנסיה שבה הם מבוטחים בהגיעם לגיל הפרישה הישן. מדובר בעובדים שפרשו לפנסיה מוקדמת במימון המעביד

לפני 31 בדצמבר 2003, והמעביד התחייב לשלם להם פנסיה חודשית מיום פרישתם ועד למועד שבו יגיעו לגיל הפרישה הישן, כאמור לעיל.

כמו כן סוכם כי יוקצה סכום של 600 מיליון ש"ח אשר יתפרס על פני עשר שנים, לצורך סיוע בפתרון קשיים כספיים ממשיים הנובעים מהעלאת גיל הפרישה, לרבות מימון הכשרות והסבות מקצועיות, הדרכות וכיו"ב.

הסדר קרנות הפנסיה

לנוכח הגירעונות האקטואריים בקרנות הפנסיה הוותיקות הגירעוניות, החליטה הממשלה ביום 25 במרס 2003, על גיבוש תכנית הבראה לקרנות הגירעוניות, ובמסגרתה יינתן סיוע ממשלתי בהיקפים כספיים חסרי תקדים.

ביום 29 במאי 2003 חוקקה הכנסת את פרק ז1 לחוק הפיקוח על עסקי ביטוח, במסגרת תכנית להבראת קרנות הפנסיה הוותיקות הגירעוניות. התכנית נועדה כאמור לטפל בגירעון האקטוארי של קרנות הפנסיה, כדי להביאן לאיזון אקטוארי באמצעות שינויים בזכויות ובחובות של עמיתים ותוך מתן סיוע ממשלתי בסך 78.3 מיליארד ש"ח (במחירי ינואר 2003).

הסדר קרנות הפנסיה החזיר את הוודאות לעמיתי קרנות הפנסיה, הבטיח התנהלות ראויה בקרנות ושיקם את האמון במערכת החיסכון הפנסיוני בישראל.

במסגרת ההסכמים הקואליציוניים להקמת הממשלה ה-32, סוכם שמנגנון ההצמדה של גמלאות קרנות הפנסיה הוותיקות שבהסדר ישונה כך שבכל שנה תוצמדנה הגמלאות למדד המחירים לצרכן במקום המנגנון הקודם.

סיוע לקרנות הפנסיה המאוזנות בגין ביטול אגרות חוב מיועדות

הסדר קרנות הפנסיה כלל הוראה, שלפיה תופסק הנפקת אגרות חוב מיועדות מסוג 'מירון' לכלל קרנות הפנסיה הוותיקות (הגירעוניות והמאוזנות), וסך אגרות החוב המיועדות (מסוג 'מירון' שהונפקו בעבר ומסוג 'ערד' שינופקו בעתיד) יעמוד על 30% מכלל מצבת הנכסים של קרנות אלה.

מתוך מטרה לסייע לקרנות הוותיקות המאוזנות ובעקבות ביטול הנפקת אגרות חוב מיועדות מסוג 'מירון' והורדת שיעורן מסך הנכסים, כאמור לעיל, הסכים משרד האוצר להעביר לקרנות אלו סיוע (בגין הנכסים החופשיים שיהוו 70% מסך הנכסים) בגובה הפער בין התשואה השנתית האפקטיבית של אגרות חוב מסוג 'מירון' לבין שיעור תשואה של 4%. בנוסף הוחלט כי יינתן סיוע לקרנות בגין אגרות חוב מסוג 'ערד' (חדשות) בגובה הפער בין תשואת אגרות החוב מסוג 'מירון' לאגרות חוב מסוג 'ערד'.

הצמדת גמלאות הפנסיה התקציבית למדד המחירים לצרכן

בשנת 2008 נחתמו הסכמי שכר קיבוציים עם ההסתדרות הכללית ועם הסתדרות המורים. ההסכמים כוללים הסכמה על שינוי מנגנון הצמדת גמלאות הפנסיה התקציבית כך שיוצמדו למדד המחירים לצרכן, כנהוג בקרנות הפנסיה הצוברות הוותיקות. בטווח הארוך, שינוי מנגנון ההצמדה אמור להקטין את התחייבויות הממשלה לתשלומי הפנסיה התקציבית ולהעלות את רמת הוודאות של הגמלאים לגבי גובה הגמלאות.

במקביל, סוכם על תשלום תוספת שחיקה לגמלאי הפנסיה התקציבית הקיימים, בשיעור של 5% עד 12%, בהתאם למועד הפרישה, בנוסף על תוספת השכר שסוכמה לגבי העובדים הפעילים (5%) ולהצמדה למדד החל ממדד חודש דצמבר 2007.

חלק ההסכם העוסק בשינוי מנגנון ההצמדה ובתוספות השחיקה לגמלאים טעון שינוי חקיקה. הצעת החוק לתיקון חוק הגמלאות הונחה על שולחן הכנסת ועברה בקריאה ראשונה במהלך שנת 2008. בהחלטת ממשלה מספר 174, מיום 12 במאי 2009 נקבע כי אם הצעת החוק לתיקון חוק הגמלאות להצמדת תשלומי הגמלאות למדד לא תתקבל בכנסת בקריאה שנייה ושלישית עד ליום 1 ביוני 2009, תאושר הצעת החוק במסגרת התכנית הכלכלית לשנת הכספים 2010 (חוק ההסדרים), בכפוף להתאמות הנחוצות.

תקציב מימון מפלגות וועדת הבחירות המרכזית

הצעת התקציב למימון מפלגות וועדת הבחירות המרכזית לשנות הכספים 2010-2009 מסתכמת בכ-24 מיליון ש"ח לשנת הכספים 2009 ובכ-126 מיליון ש"ח לשנת הכספים 2010.

דגשים לשנות הכספים 2010-2009

מימון מפלגות שוטף לסיעות הכנסת

הצעת התקציב למימון שוטף לסיעות הכנסת לשנת הכספים 2009 היא 110 מיליון ש"ח.

הצעת התקציב למימון שוטף לסיעות הכנסת לשנת הכספים 2010 היא 111 מיליון ש"ח .

חוק מימון מפלגות קובע את הכללים למימון השוטף של הסיעות בכנסת ואלו עיקריהם:

- גובה יחידת המימון עומד על סכום של כ-1.2 מיליון ש"ח.
- המימון החודשי של ההוצאות השוטפות לסיעה הוא בסכום של 5% מגובה יחידת מימון אחת לכל מנדט שבו זכתה בבחירות לכנסת, בתוספת סכום של 5% מיחידת מימון לסיעה.

ועדת הבחירות המרכזית לכנסת

הצעת התקציב לוועדת הבחירות המרכזית לכנסת לשנת הכספים 2009 היא 10.4 מיליון ש"ח.

הצעת התקציב לוועדת הבחירות המרכזית לכנסת לשנת הכספים 2010 היא 11.3 מיליון ש"ח.

ועדת הבחירות המרכזית לכנסת מוקמת עם כינוסה של כל כנסת חדשה ומכהנת עד להקמת ועדת בחירות חדשה. בוועדה חברים נציגים מכל סיעות הכנסת. ועדת הבחירות המרכזית לכנסת אחראית על תכנון, ארגון וניהול הבחירות לכנסת עד לקביעת תוצאות הבחירות. ועדת הבחירות ממונה על ההכנות הדרושות לשם עריכת הבחירות והפעלתן.

הבחירות לכנסת

בחודש פברואר 2009 נערכו בחירות כלליות לכנסת. הבחירות תוקצבו כחלק מהתקציב ההמשכי בעלות של כ-220 מיליון ש"ח. עלות הבחירות לכנסת מורכבת מעלות הפעלת הבחירות על ידי ועדת הבחירות המרכזית ומימון מפלגות.

המשרד להגנת הסביבה

הצעת תקציב המשרד להגנת הסביבה לשנות הכספים 2010-2009 (סעיף 26) מסתכמת בכ-350 מיליון ש"ח וכ-407 מיליון ש"ח, מהם כ-200 מיליון ש"ח בשנת הכספים 2009 וכ-212 מיליון ש"ח בשנת הכספים 2010 בהוצאה נטו, וכ-150.5 מיליון ש"ח בשנת הכספים 2009 וכ-195 מיליון ש"ח בשנת הכספים 2010 בהוצאה מותנית בהכנסה. כמו כן, בשנות הכספים 2010-2009 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-20 מיליון ש"ח וכ-18 מיליון ש"ח בהתאמה.

דגשים לשנות הכספים 2010-2009

- **צמצום זיהום האוויר בישראל** – המשרד יפעל למזעור פליטות לאוויר מתחבורה, מתעשייה ומייצור חשמל תוך היערכות ליישום חוק אוויר נקי שייכנס לתוקף בשנת 2011; יקדם תכנית פעולה לאומית לצמצום זיהום מכלי רכב, הכוללת את התכנית לגריטת כלי רכב מיושנים; ויקדם את יישום תקני הדירקטיבה האירופאית IPPC בתעשייה ואת התקנת התקנות למניעת זיהום אוויר ממשק החשמל.

- **הפחתת סיכונים מחומרים מסוכנים** – על פי החלטת ממשלה מספר חמ/6 מ-3 במרס 2008, המשרד להגנת הסביבה ישמש כמנחה מקצועי לאומי בכל הקשור לחומרים מסוכנים בישראל בשגרה ובחירום. בהתאם להחלטה, יפעל המשרד כדי למנוע סכנה לאוכלוסייה, לסביבה ולרכוש מחומרים מסוכנים; ינחה, יסדיר ויאכוף את הוראותיו על מנת למנוע פגיעה בנפש ובסביבה ולצמצם את ממדי הנזק; ויקדם את התאמת מערך ניהול כימיקלים בישראל בהתאם למדיניות ה-OECD.

  במסגרת הטיפול בחומרים מסוכנים, בכוונת המשרד לפעול לקידום פינוי האסבסט הפריך מקרקעות ציבוריות ופרטיות בגליל המערבי. בשנים 2010-2009 ייערך המשרד לגיבוש המערך המנהלי, הארגוני והמשפטי לביצוע הפרויקט.

- **טיפול בפסולת מוצקה והקצאת כספי היטל ההטמנה** – בעקבות מצוקת נפח ההטמנה והעלות הגבוהה למשק הנובעת מהטמנת פסולת מוצקה, החליטה הממשלה ביום 9 באוגוסט 2005 כי ייקבע היטל על הטמנת פסולת מוצקה. קיומו של היטל ההטמנה מהווה תמריץ כלכלי למציאת פתרונות אלטרנטיביים, כגון מחזור, להטמנת פסולת. זאת במטרה להביא להפחתה משמעותית בכמות הפסולת המובאת להטמנה. בהתאם לתקנות החדשות שאושרו, החל מ-1 ביולי 2007, מוטל היטל על כל טון פסולת הנשלח להטמנה. בשנת ההפעלה הראשונה, עמד ההיטל על 10 ש"ח לכל טון פסולת. היטל זה הועלה לאחר שנה ב-10 ש"ח לטון ויעלה שוב בהדרגה, כך שמשנת 2011 ואילך יעמוד על 50 ש"ח לטון. בשנת 2009, ההיטל לטון מוטמן יהיה 30 ש"ח וההכנסות לקרן הניקיון בגין ההיטל צפויות לעמוד על כ-120 מיליון ש"ח. בשנת 2010, ההיטל לטון מוטמן יהיה 40 ש"ח וההכנסות לקרן הניקיון בגין ההיטל צפויות לעמוד על כ-160 מיליון ש"ח.

הכסף הנגבה באמצעות ההיטל נכנס לקרן לשמירת הניקיון אשר מנוהלת על ידי המשרד להגנת הסביבה. הכספים הנגבים מיועדים לקידום פרויקטים המתמרצים חלופות להטמנה. במהלך שנת 2007 ערך המשרד להגנת הסביבה בחינה מקיפה לצורך קביעת קריטריונים לחלוקת הכספים ולבחינת הדרכים לסיוע בהשקעות שיביאו להפחתת כמות הפסולת המופנית להטמנה. במסגרת בחינה זו הוחלט כי תינתן תמיכה לפתרונות הבאים לצמצם את היקפי ההטמנה: הפחתת הפסולת במקור על ידי פעולות שמטרתן לצמצם את היקף הפסולת המושלכת על ידי האזרחים; שינוי הטיפול הפנים-עירוני בפסולת תוך הפרדת הזרמים של הפסולת בשלב האיסוף באמצעות מרכזי איסוף ייעודיים, הפרדת הפסולת למספר זרמים (רטוב או יבש) וקומפוסטרים ביתיים; מקטע ביניים - מתקני מיון שאריות לפסולת מעורבת, תחנת מעבר; ופתרון קצה, כגון מתקני קומפוסטציה, שריפה, מחזור מרכיבים יבשים, מתקני עיכול אנאירובי וגזיפיקציה.

- **טיפול בפסולת בניין** – כמות פסולת הבניין הנוצרת בישראל בשנה מוערכת בכ-3 מיליון טון, אולם רק מיליון טון מגיע לאתרי פסולת מוסדרים. שאר הפסולת מושלכת באופן בלתי חוקי בשטחים פתוחים בעיר, במרחב הכפרי ובצדי הדרכים. הפסולת המושלכת בשטחים הפתוחים גורמת למפגעים סביבתיים רבים, לרבות פגיעה בקרקע ובמקורות מים עיליים ומי התהום.

במטרה להגדיל את שיעור פסולת הבניין המטופלת באתרים מוסדרים תוך צמצום הכרייה ושימוש יעיל יותר במשאבי הטבע, החליטה הממשלה ביום 24 באוגוסט 2008 (במסגרת הדיון על התכנית הכלכלית לשנת 2009) על פעולה במספר מישורים: החלת חובה על העוסקים בכרייה וחציבה של אגרגטים המשמשים לבנייה, לאיסוף ולמִחזור של פסולת בניין בשיעור מסוים שייקבע מכמות חומר החציבה שניתנה להם ברישיון; עידוד השימוש בחומר ממוחזר במשרדי ממשלה ובחברות ממשלתיות; והסדרת נושא הטיפול בפסולת שיפוצים ברשויות המקומיות.

- **עידוד טובין ותאגידים בעלי תקן סביבתי ברכש ציבורי** – התפיסה הכלכלית-סביבתית המקובלת בעולם היא כי יש לשקף את ההשפעות החיצוניות הגלומות בשימוש במוצרי צריכה על מנת להגיע ליעילות כלכלית מֵרבית ולחיסכון בטווח הארוך. לפיכך, מדינות וחברות רבות החלו להטמיע שיקולים סביבתיים לצד שיקולים כלכליים במדיניות הרכש שלהן. בהתאם לתפיסה זו, פרסם ארגון ה-OECD בשנת 2002, המלצה בעניין שיפור הביצוע הסביבתי ברכש הציבורי של המדינות החברות בארגון.

עידוד מדיניות של רכש ציבורי סביבתי יכול לקדם באופן משמעותי טכנולוגיות סביבה חדשות, לעודד מפעלים ויצרנים למעבר לקווי ייצור ידידותיים לסביבה ולהגביר את המודעות הציבורית, זאת כפועל יוצא מהגדלת הביקוש למוצרים הסביבתיים שהוא יוצר. לכן, מתוך רצון לצמצם את העלויות למשק ולמדינה וכן לצמצם את הפגיעה הסביבתית, החליט הקבינט החברתי-כלכלי ביום 22 ביולי 2008 על שינוי מדיניות הרכש הממשלתי, כך שתיקח בחשבון את ההשפעות הסביבתיות של המוצר בהליך הבחירה. התהליך מובל על ידי החשב הכללי במשרד האוצר, אשר עליו מוטלת האחריות להטמעה של תהליכי רכש ותהליכי עבודה מתקדמים ואחידים במשרדי הממשלה וביחידות הסמך.

- **מניעת זיהומים סביבתיים באזור התעשייה ובאתר הפסולת הרעילה ברמת חובב** – במתחם רמת חובב, שהוקם בעקבות החלטת ממשלה בשנת 1975, מרוכזים מפעלי התעשייה הכימית הכבדה ואתר לסילוק פסולת רעילה המהווים מוקדי זיהום. על מנת להתמודד עם המפגעים, התקבלה ביום 28 בנובמבר 2004 החלטת ממשלה מספר 2801, שאימצה את תכנית המשרד להגנת הסביבה להפחתת מפגעי זיהום אוויר ומים הנובעים מאזור התעשייה

רמת חובב. בעקבות החלטת הממשלה, ימשיך המשרד במהלך השנים 2010-2009 בקידום שיקום אתר הפסולת הרעילה ברמת חובב.

- **התייעלות בתחום האנרגיה** – משרד האוצר ומשרדי התשתיות הלאומיות והגנת הסביבה, פועלים לקדם את נושא ההתייעלות האנרגטית אשר מעבר לתרומתו לסביבה, מביא לחיסכון כלכלי ומהווה מוקד למחקר טכנולוגי. ביום 1 בספטמבר 2008, אימץ הקבינט החברתי-כלכלי את המלצות ועדת המנכ"לים שמונתה לנושא. ההמלצות כללו קידום ההתייעלות האנרגטית במגזר הממשלתי, התקנת תקנים ותקנות בתחום, סיוע לקבלת אשראי לספקי שירותי אנרגיה, יצירת מסד נתונים של צריכת אנרגיה במגזרים השונים ומסע פרסום בנושא חיסכון באנרגיה.

- **אנרגיות מתחדשות** – במהלך השנים האחרונות עולה בעולם המודעות לשימוש באנרגיות מתחדשות וחשיבותן. שיטת התמרוץ לפיתוח ולייצור של אנרגיות מתחדשות מבוססת לרוב על מודל כלכלי הקובע פרמיה ליצרן האנרגיה המתחדשת כפונקציה של העלויות הסביבתיות הנחסכות על ידו. במטרה להגביר את העיסוק בנושא בישראל, התקבלה ביום 21 באוגוסט 2008 החלטת ממשלה מספר 3954 בדבר "תכנית חמש שנתית להשקעה בתחום האנרגיות המתחדשות". מטרת התכנית היא לקדם את המחקר הישראלי בתחום, לסייע לענף לעבור משלב המחקר והפיתוח לשלב הייצור והשיווק של ידע ומוצרים, ליצור סביבת השקעה בישראל ולמתג את מדינת ישראל כבעלת יכולות תעשייתיות ואקדמיות בנושא אנרגיות מתחדשות.

  פירוט רב יותר אודות תכנית זו ואודות נושא ההתייעלות בתחום האנרגיה ניתן למצוא בפרק של המשרד לתשתיות לאומיות.

- **קרנות ייעודיות** – בתקציב המשרד להגנת הסביבה קיימות שלוש קרנות ייעודיות שהוקמו מכוח חקיקה ראשית. לקרנות אלו מועברות הכנסות ייעודיות ותקציבן מוקצה למטרות הקבועות בחוק.

  הקרן לשמירת הניקיון – הוקמה על פי חוק שמירת הניקיון, התשמ"ד- 1984. בקרן זו ישנם שני חשבונות נפרדים שאליהם מועברים כספים משני מקורות שונים: האחד מהיטל ההטמנה והשני מכספים המתקבלים בהתאם לחוק הפיקדון על מְכלי משקה, התשנ"ט-1999. בעקבות הפעלת היטל ההטמנה צפויות הכנסות הקרן לגדול ב-40 מיליון ש"ח בכל שנה עד לשנת 2011, כאשר הכנסות הקרן צפויות לעמוד על כ-200 מיליון ש"ח בשנה. בנוסף לשני המקורות המצוינים לעיל, לקרן לשמירת הניקיון קיימות הכנסות מקנסות הנגבים בגין עברות על החוקים הבאים: חוק שמירת הניקיון, החוק למניעת מפגעים, חוק הדרכים (שילוט), חוק החומרים המסוכנים, פקודות בריאות העם וחוק שמירת הסביבה החופית.

  הקרן למניעת זיהום הים – הוקמה על פי פקודת מניעת זיהום מי הים בשמן [נוסח חדש], התש"מ-1980. בשנים 2010-2009 תפעל הקרן ליישום התכנית הלאומית למוכנות ולתגובה לאירועי זיהום ים בשמן (תלמ"ת), שאושרה בהחלטת ועדת השרים לאיכות הסביבה ולחומרים מסוכנים מספר חמ/11 מיום 18 במאי 2008. לפי ההחלטה, השר להגנת הסביבה ירכז ברמה הלאומית את הפעולות הנדרשות לביצוע וליישום התכנית ויהיה השר הממונה בעת אירוע זיהום הים בשמן. לשם כך הוחלט כי המשרד להגנת הסביבה יקצה על פני מספר שנים, החל משנת 2009, סכום של 15 מיליון ש"ח מתקציב הקרן למניעת זיהום הים בשמן, לרכישת הציוד הנדרש ולהוצאות האחזקה המתחייבות מהתכנית.

  קרן צער בעלי חיים – הוקמה על פי חוק צער בעלי חיים (הגנה על בעלי חיים) התשנ"ד-1994. עד כה לא התקבלו הכנסות בקרן צער בעלי חיים, פרט לתקציב שהוקצה על ידי המשרד להגנת הסביבה.

הכנסותיהן של הקרנות האמורות גדלו משמעותית בשנים האחרונות. הן צפויות לעמוד בשנת 2009 על כ-136 מיליון ש"ח בקרן לשמירת הניקיון ועל כ-12 מיליון ש"ח בקרן למניעת זיהום הים. בשנת 2010 ההכנסות צפויות להגיע לכ-180 מיליון ש"ח בקרן לשמירת הניקיון ולכ-12 מיליון ש"ח בקרן למניעת זיהום הים.

השירותים החברתיים

הצעת תקציב ההוצאה הממשלתית לשירותים החברתיים לשנות הכספים 2010-2009 מסתכמת בכ-135 מיליארד ש"ח ובכ-140.22 מיליארד ש"ח בהתאמה. סכום זה מהווה כ-17.1% מהתוצר המקומי של ישראל.

הצעת תקציב השירותים החברתיים (כולל תקציבי הפיתוח) לשנות הכספים 2010-2009
(במיליארדי ש"ח)

שנה	2009	2010
המוסד לביטוח לאומי (כולל גמלאות במימון האוצר) *	52.7	55.5
חינוך	30.9	32.9
ההשכלה הגבוהה	6.5	6.8
תחום התעסוקה במשרד התמ"ת ומס הכנסה שלילי	1.9	2.3
רווחה	3.9	4.1
מערכת הבריאות (תקציב משרד הבריאות ודמי ביטוח בריאות) **	32.1	33.6
המשרד לקליטת העלייה	1.3	1.2
סיוע בדיור	3.2	2.9
תגמולים לניצולי שואה	2.4	2.6
סך הכול	134.9	141.9

* אומדן משרד האוצר לכלל הוצאות הביטוח הלאומי למעט הוצאות בעבור שירות מילואים.
** כולל העברות לקופות החולים במסגרת חוק ביטוח בריאות ממלכתי (למעט הכנסות קופ"ח).
*** ההוצאה המפורטת לעיל אינה כוללת את השתתפות הממשלה בהוצאות הרשויות המקומיות עבור שירותים חברתיים.


התפלגות תקציב השירותים החברתיים: 2010
(במיליארדי ש"ח)
תגמולים לניצולי שואה
2.6
מערכת הבריאות (תקציב
משרד הבריאות ומס בריאות)
33.6
גימלאות הביטוח הלאומי (כולל
גימלאות במימון האוצר)
55.5
סיוע בדיור
2.9
רווחה
4.1
השכלה גבוהה
6.8
קליטה
1.2
חינוך
32.9
תחום התעסוקה במשרד
התמ"ת ומס הכנסה שלילי
2.3
מקור: משרד האוצר

התפתחות ההוצאה לשירותים החברתיים בעשורים האחרונים

להלן מאפייני ההוצאה לשירותים החברתיים בשני העשורים האחרונים על פי תקופות:

החל מראשית שנות השמונים ועד לשנת 2001, חל גידול משמעותי בהוצאה החברתית בשיעור שעלה באופן ניכר על שיעור הגידול באוכלוסייה, וזאת ללא קשר לשינויים במחזורי העסקים או לכל משתנה כלכלי-חברתי אחר העשוי להסביר את הגידול האמור. ההוצאה הריאלית לתשלומי העברה גדלה בשנים 1980 עד 2001 פי ארבעה ויותר, והייתה אחד הגורמים העיקריים שהובילו את הגידול בהוצאה החברתית.

במהלך השנים 2005-2002 חלה ירידה בהוצאה החברתית מ-110.6 מיליארד ש"ח (במחירי 2005), בשנת 2001 ל-98.3 מיליארד ש"ח (במחירי 2005) בשנת 2005. גם תמהיל ההוצאה השתנה בתקופה זו. בשנים אלו נרשמה ירידה בגובה הריאלי של ההוצאה לתשלומי העברה, תוך ירידה בשיעור תשלומי ההעברה מהתוצר. ירידה נוספת חלה בהוצאה לחינוך כשיעור מהתוצר, לעומת עלייה שחלה בהוצאה לבריאות, לשיכון ולרווחה.

במהלך השנים 2008-2006 הגדילה הממשלה את ההוצאה לשירותים חברתיים תוך שימת דגש על סיוע לאוכלוסיות שאינן בגיל העבודה. התוספות ניתנו בתחומי החינוך, הבריאות ותשלומי ההעברה לקשישים, לניצולי שואה ולילדים. בשנים 2010-2009 צפויה ההוצאה לשירותים חברתיים להמשיך לגדול.

ההתפתחות בשנות השמונים והתשעים

במהלך שנות השמונים גדלה ההוצאה הממשלתית לשירותים החברתיים בשיעור של כ-38% ובשנות התשעים היא גדלה בשיעור של כ-67%. ההוצאה הריאלית הממשלתית לשירותים החברתיים גדלה בשני העשורים האמורים בכ-130%, בעוד ששיעור הגידול באוכלוסייה עמד על 58%.

חלק ניכר מהגידול בהוצאה החברתית מוסבר באמצעות הגידול בהוצאה לתשלומי העברה. בשנות השמונים חל גידול ריאלי של כ-75% בהוצאה לתשלומי העברה ובשנות התשעים גדלה ההוצאה לתשלומי העברה בשיעור ריאלי של כ-87%. על פי נתוני מרכז טאוב לחקר המדיניות החברתית בישראל, עמד שיעור ההוצאה לתשלומי העברה מתוך התמ"ג בתחילת שנות השמונים על 5.5%. לקראת סוף שנות השמונים עלה השיעור לכ-7%, בסוף שנות התשעים עלה ל-7.3%, ובשנת 2001, הגיע לכדי 8.2%.

הגידול בתשלומי ההעברה נבע ממספר גורמים, ביניהם שינויי חקיקה אשר הגדילו את מספר הזכאים לתשלומים ואת גובה התשלומים; גידול באוכלוסיית מקבלי הקצבאות בשיעור העולה על שיעור הגידול הטבעי באוכלוסייה; ועלייה בשכר הריאלי שאליו היו צמודות הקצבאות. לשם הדגמה, מספר הזכאים לגמלת הבטחת הכנסה עלה בין השנים 2003-1990 בכ-390%, מכ-32,000 זכאים לכ-156,000 זכאים, בעוד שהאוכלוסייה בשנים אלה גדלה בכ-45% בלבד. מספר הזכאים לקצבה גדל גם בשנים שנמדדו בהן שיעורי צמיחה גבוהים בתוצר ובשנים שירד בהן שיעור הבלתי מועסקים ונוספו מקומות עבודה רבים למשק.

לגידולים בהיקפי התשלומים תרמו גם השינויים בקצבאות הילדים (במהלך שנות התשעים בוטלו מבחני ההכנסה לצורך זכאות לקצבה והושוו הקצבאות ליוצאי צבא ולמי שאינם יוצאי צבא); החוק לצמצום ממדי העוני בשנים 1995-1994; והגידולים בהוצאה לקצבאות הבטחת קיום בסוף שנות התשעים ובראשית העשור הנוכחי.

בשנות התשעים גדלה ההוצאה לשירותים בעין (חינוך, בריאות, רווחה, תעסוקה, קליטה ושיכון) בכ-53%, ועמדה בשנת 1999 על כ-64.3 מיליארד ש"ח (במחירי 2005). הגידול המשמעותי ביותר חל בהוצאה לחינוך, אשר עלתה בשנים אלו ב-72% אחוזים, לכ-30.8 מיליארד ש"ח בשנת 1999. ההוצאה לבריאות גדלה בשנים האמורות בכ-42% אחוזים, לכ-16.6 מיליארד ש"ח בשנת 1999.

שנות התשעים התאפיינו גם בגידול בהוצאה לקליטת העלייה, בעקבות עלייתם לארץ של למעלה ממיליון עולים חדשים. ההוצאה לקליטת העלייה עלתה מכ-700 מיליון ש"ח בשנת 1989 (במחירי שנת 2003) לכ-4.6 מיליארד ש"ח בשנת 1991 ולכ-2 מיליארד ש"ח בשנת 2000. כמו כן עלתה ההוצאה הממשלתית לדיור מכ-1.8 מיליארד ש"ח בשנת 1989 (במחירי שנת 2003) לכ-19.3 מיליארד ש"ח בשנת 1992 וכ-10 מיליארד ש"ח בשנה במחצית השנייה של שנות התשעים.

ההתפתחות בשנים 2010-2002

בין השנים 2004-2002 התקבלו שינויי חקיקה אשר הפחיתו את ההוצאה לתשלומי העברה באופן משמעותי. לצד הצורך בהפחתת היקף תשלומי ההעברה, אשר הגיעו כאמור ל-8.2% מהתמ"ג בשנת 2001, שאפה הממשלה גם להקטין את התמריצים לאי השתתפות בכוח העבודה, שטומנת בחובה מערכת הקצבאות. בהתאם לכך הופחתו קצבאות הבטחת הכנסה, תוך שינוי מבנה הגמלה באופן המקטין את התמריץ השלילי לאי יציאה לעבודה, והמביא בפועל להגדלת שיעור המועסקים. לצד האמור, נפתחה תכנית 'אורות לתעסוקה' לשילוב מקבלי גמלת הבטחת הכנסה בעבודה. בנוסף, הופחתו קצבאות הילדים בתהליך מדורג אשר עיקרו השוואת ההקצבה המשולמת בעד כל ילד בתהליך מדורג, והוחלט על הפחתות בתשלומי העברה אחרים ובכלל זה בדמי האבטלה לצעירים.

בעקבות ההפחתות האמורות, ירד שיעור תשלומי ההעברה מהתמ"ג ל-8% בשנת 2008. שיעור ההוצאה החברתית מתוך ההוצאה הממשלתית (ללא החזר חובות) ירד מ-56.1% בשנת 2001 ל-51.4% בשנת 2008.

כחלק ממדיניות הממשלה להגדלת הסיוע לאוכלוסיות שאינן בגיל העבודה ולהגדלת מספר המועסקים במשק, נקטה הממשלה במהלך השנים 2009-2005 מספר צעדים הצפויים להגדיל את ההוצאה לשירותים החברתיים בשיעור ניכר, וביניהם: הגדלת שכר המינימום; הרחבת היצע השירותים הניתנים לילדי אימהות עובדות והעמקת הסבסוד הניתן להן; הגדלת קצבאות הזקנה והשארים לכלל אוכלוסיית הקשישים; הגדלת קצבאות הזקנה והשלמת ההכנסה לקשישים; הקטנת ההשתתפות העצמית ברכישת תרופות לחולים כרוניים; הכנסת טכנולוגיות חדשות לסל התרופות; הרחבת מפעל ההזנה על פי חוק ארוחה יומית לתלמיד, התשס"ה-2005; הרחבת מערך שילוב ילדים בעלי צרכים מיוחדים במערכת החינוך הרגילה; רפורמה במערכת החינוך ושינוי תוואי ההפחתה בקצבאות הילדים. כמו כן הוחלט על פריסה ארצית של תכנית אורות לתעסוקה ופריסה מקבילה של תכנית מס הכנסה שלילי אשר תעניק מענקי מס בגובה של עד כ-430 ש"ח בחודש לעובדים בעלי הכנסה נמוכה, וזאת בהתאם לגובה הכנסתם ומספר הילדים במשפחה.

בחודש ספטמבר 2008 אישרה ועדת הכספים של הכנסת את צו העדכונים לתגמולים לנכי רדיפות הנאצים. בהתאם לדוח ועדת החקירה הממלכתית בנושא הסיוע לניצולי השואה (דו"ח דורנר), לתגמול הניתן לפי חוק נכי רדיפות הנאצים, תינתן תוספת חדשה בגובה הפער שבין התגמול שניצול השואה זכאי לו על פי החוק לבין 75% מהרנטה הגרמנית שהיה יכול להיות זכאי להם לפי דרגת נכותו. יישום המלצה זו של הדו"ח, צפוי להגדיל את בסיס ההוצאה על התגמולים לניצולי השואה בשנת 2009 בכ-230 מיליון ש"ח. כמו כן, במאי 2009 נערך עדכון נוסף של הגמלה וזאת בשל עדכון הרנטה הגרמנית. עדכון זה צפוי להגדיל את בסיס ההוצאה בכ-120 מיליון ש"ח נוספים בשנה.

מתוך כוונה לשפר את מצבם של קשישים אשר אין להם הכנסות נוספות מלבד קצבאות הביטוח הלאומי או שהכנסותיהם הנוספות נמוכות מאוד, ניתנו בשנים האחרונות תוספות משמעותיות לקצבאות הזקנה והשלמת ההכנסה המשתלמות למי שהגיע לגיל הפרישה. החל משנת 2008 חלו מספר שינויים בשיעורי קצבת הזקנה והשלמת הכנסה, זאת במסגרת חוק התכנית להגדלת גמלאות הבטחת הכנסה לקשישים נזקקים ולסיוע לניצולי שואה, ומתוקף החלטת ממשלה בנושא שקדמה לחקיקה. באפריל 2008 ניתנה תוספת לקצבת הזקנה הבסיסית בעלות שנתית של 500 מיליון ש"ח; במסגרת התכנית הכלכלית לשנים 2010-2009 נקבעה תוספת לקצבת הזקנה בעלות של 500 מיליון ש"ח (במונחים שנתיים) במהלך שנת 2009 וכן תוספת נוספת בעלות של 400 מיליון ש"ח בכל אחת מהשנים 2010 ו-2011.

גם קצבאות הילדים זכו לתוספת בתכנית הכללית לשנים 2010-2009, וזאת במסגרת התכנית להגדלת קצבאות הילדים ומיקודן. במסגרת תכנית זו תינתן תוספת של 100 ש"ח לחודש לקצבת הילדים המשולמת בעד הילד השני, השלישי והרביעי. תוספת זו תינתן באופן הדרגתי בפריסה של שלוש שנים, והקצבה המשתלמת בגין הילד הרביעי תוגדל ב-93 ש"ח לחודש כבר מחודש אוגוסט 2009. בנוסף, במסגרת התכנית ולנוכח התוספות שיינתנו בה לקצבת הילדים, ייערכו שינויי חקיקה אשר יקבעו כי להורים אשר ילדיהם אינם נוכחים באופן סדיר בבית-הספר או שלא חוסנו בהתאם לנדרש על פי גילם ומצבם הבריאותי תשולם קצבת ילדים מופחתת.


התפתחות ההוצאה החברתית כאחוז מההוצאה הממשלתית 2008-1980
(ללא החזר חובות)
60
55
50
45
40
35
30
25
אחוז
31.7
32.1
45.2
49.2
51.7
51.1
53.1
52.4
53.2
53.7
54.0
55.1
55.0
56.1
54.2
54.1
52.6
51.7
50.7
50.9
51.4
1980
1985
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
השנה
מקור: מרכז טאוב לחקר המדיניות החברתית בישראל

התפתחות תשלומי העברה והשירותים בעין*: 1980-2009

(במחירים קבועים, מדד 1980 = 100)


תשלומי העברה
שירותים בעין
מדד
450
400
350
300
250
200
150
100
50
1980 1985 1990 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

* שירותים בעין: חינוך, בריאות ושירותי רווחה אישיים

מקור: מרכז טאוב לחקר המדיניות החברתית בישראל

התפתחות ההוצאה לתשלומי העברה לנפש: 1980-2008

(במחירים קבועים, מדד 1980 = 100)


מדד
300
250
200
150
100
50
1980 1985 1990 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

מקור: מרכז טאוב לחקר המדיניות החברתית בישראל

משרד החינוך

הצעת התקציב הרגיל של משרד החינוך לשנות הכספים 2010-2009 (סעיף 20) מסתכמת בכ-30.3 מיליארד ש"ח לשנת הכספים 2009, ובכ-32.4 מיליארד ש"ח לשנת הכספים 2010.
הצעת תקציב הפיתוח של המשרד לשנות הכספים 2010-2009 (סעיף 60) מסתכמת בכ-566 מיליון ש"ח ובכ-745 מיליון ש"ח בהרשאה להתחייב לשנת הכספים 2009, ובכ-542 מיליון ש"ח ובכ-828 מיליון ש"ח בהרשאה להתחייב לשנת הכספים 2010.

הדגשים בפעולות המשרד לשנות הכספים 2010-2009

- **מטרות משרד החינוך**

מיצוי הפוטנציאל של כל יחיד, על מנת שיניב הישגים לימודיים גבוהים יותר. הקניית הידע במובנו הרחב של המושג והקניית מיומנויות (כלי חשיבה, למידה וערכים חברתיים) הדרושים בחברה מודרנית.

צמצום פערים בהישגים לימודיים על ידי קידום אוכלוסיות חלשות.

התאמה של סביבות הלמידה ושל תכניות הלימודים במערכת החינוך לשם תפקוד מיטבי בתרבות הטכנולוגיה והתקשורת של המאה ה-21.

חיזוק המרכיב הערכי במערכת החינוך והקניית ערכים ציוניים, יהודיים, דמוקרטיים וחברתיים.

יישום הרפורמה בחינוך (תשס"ח-תשע"ג) — 'אופק חדש' במערכת החינוך.

- **היעדים המרכזיים של משרד החינוך לשנות הכספים 2012-2009**

בטווח הרחוק (תוך שש שנות לימוד) ישראל תימנה עם עשר המדינות המובילות בעולם בהישגים הבין-לאומיים.

תוך ארבע שנות לימוד, הישגי מערכת החינוך בישראל במבחנים הבין-לאומיים יגיעו לממוצע העולמי.

תוך שלוש שנות לימוד תתקדם מערכת החינוך בעשרה מקומות בדירוג הבין-לאומי במתמטיקה, במדעים ובשפה, במבחן PISA שייערך ב-2012.

תוך ארבע שנות לימוד יגיע שיעור הזכאים לתעודת בגרות בתום כיתה י"ב ל- 55% מכלל הלומדים במחזור.

תוך ארבע שנות לימוד יגדל ב-10% מספר הזכאים לתעודת בגרות הכוללת חמש יחידות בכל אחד מהמקצועות הבאים: מתמטיקה, פיזיקה, כימיה ושפה זרה.

תוך ארבע שנות לימוד יגדל ב- 10% מספר הזכאים לתעודת בגרות הכוללת חמש יחידות במדעי הרוח (שפת אם, ספרות, תנ"ך והיסטוריה).

תוך חמש שנים תוקם תשתית תקשוב בכל מערכת החינוך. כך תותאם הסביבה הלימודית למאה ה-21.

- **להלן היעדים המרכזיים של משרד החינוך לשנות הכספים 2010-2009**

תוך שתי שנות לימוד תתקדם מערכת החינוך בעשרה מקומות בדירוג הבין-לאומי באוריינות השפה העברית ובאוריינות השפה הערבית בכיתה ד', במבחן PIRLS הבין-לאומי שיתקיים ב-2011.

תוך שתי שנות לימוד תתקדם מערכת החינוך בעשרה מקומות בדירוג הבין-לאומי במתמטיקה ובמדעים בכיתה ח', במבחן TIMSS שייערך ב-2011.

תוך שנה תונהגנה בחינות בקיאות וידע במקצוע התנ"ך לחיזוק התרבות והמורשת, הן בחינוך היסודי והן בחטיבות הביניים.

תיבדק היכולת המוכחת של התלמידים בבית הספר היסודי ובחטיבות הביניים, באמצעות בחינות המיצ"ב שיורחבו לכיתות ולמקצועות נוספים, וזאת לאחר עדכון תכניות הלימודים.

תוך שנה תיבדקנה כל תכניות הלימוד הקיימות ויתאימו אותן למציאות החינוכית המשתנה.

מקצועות הבחירה הקיימים בחטיבה העליונה יצומצמו ב-25%.

יתוגברו שעות הלימוד של מקצועות הליבה.

תוך שתי שנות לימוד תופחת ב-10% רמת האלימות והשימוש בסמים ובאלכוהול במערכת החינוך.

כל תלמיד ישתתף לפחות בשני סיורים חינוכיים בירושלים במהלך 12 שנות לימודיו.

כל הורה בכל רמת חינוך יהיה מעורב בפעילות אחת לפחות בבית הספר ובגן הילדים.

מטרות ויעדים אלה לשנות הכספים 2010-2009 יתורגמו לתכנית עבודה בהתאם למתווה התקציב שיאושר בכנסת.

ההשכלה הגבוהה

הצעת התקציב להשכלה הגבוהה לשנות הכספים 2010-2009 (סעיף 21) מסתכמת בכ-6.45 מיליארד ש"ח לשנת הכספים 2009 ובכ-6.86 מיליארד ש"ח לשנת 2010.

מערכת ההשכלה הגבוהה בישראל כוללת מוסדות המוכָּרים על ידי המועצה להשכלה גבוהה, שהסמיכה אותם להעניק תארים אקדמיים. תקצוב המוסדות נעשה באמצעות הוועדה לתכנון ולתקצוב ועל ידי משרד החינוך (מוסדות להכשרת כוח אדם בהוראה). מערכת ההשכלה הגבוהה כוללת גם מוסדות אשר אין בתקציבם השתתפות ציבורית (מוסדות חוץ תקציביים).

המוסדות להשכלה גבוהה

המוסדות להשכלה גבוהה בישראל נחלקים כדלהלן:

- **שבע אוניברסיטאות** העוסקות במחקר ובהוראה לקראת שלושה תארים אקדמיים: תואר ראשון, תואר שני ותואר שלישי.
- **האוניברסיטה הפתוחה**, המבוססת על לימוד מרחוק ועל לימודים חלקיים לקראת תואר אקדמי ראשון ושני.
- **מכללות**, שעיקר עיסוקן בהוראה לקראת תואר ראשון של לימודים אקדמיים כלליים או מקצועיים.
- **מוסדות אקדמיים להכשרת עובדי הוראה.**
- **מסלולים אקדמיים לקראת תואר ראשון במכללות אזוריות** - כל אחד מן המסלולים נמצא באחריותה האקדמית של אחת האוניברסיטאות בישראל.

נתונים כלליים

מספר הסטודנטים במוסדות להשכלה גבוהה (כולל מוסדות חוץ-תקציביים, לא כולל את האוניברסיטה הפתוחה ושלוחות מחו"ל) הסתכם בתשס"ח בכ-220.5 אלף סטודנטים, מתוכם 55.1% לומדים באוניברסיטאות (ובכללם 3.9% במסלולים האקדמיים במכללות האזוריות באחריות האקדמית של האוניברסיטאות), 10.1% במכללות להכשרת מורים ו-34.8% במכללות האקדמיות. מספרם הכולל של הסטודנטים גדל בתשס"ח בכ-6,630 סטודנטים, שיעור גידול של כ-3.1% ביחס למספרם בתשס"ז.

באוניברסיטה הפתוחה למדו בשנת תשס"ח כ-41,810 סטודנטים לתואר ראשון בכ-400 קורסים שונים. מספר זה שקול לכ-20,000 סטודנטים הלומדים תכנית לימודים מלאה באוניברסיטה אחרת. בנוסף אליהם למדו בה בתשס"ח כ-2,520 סטודנטים לתואר שני. האוניברסיטה הפתוחה מקיימת את לימודיה בכ-50 מרכזי לימוד בכל רחבי הארץ.

האוניברסיטאות

בשנת תשס"ח למדו בשבע האוניברסיטאות כ-121.4 אלף סטודנטים, לעומת 121.6 אלף בשנת תשס"ז. 62.5% מכלל הסטודנטים באוניברסיטאות למדו לקראת התואר הראשון, 29% לקראת התואר השני ולימודי תעודה ו-8.5% לתואר השלישי.

באוניברסיטאות נערך כ-13% מהמחקר והפיתוח האזרחי בישראל וכמעט כל המחקר הבסיסי. מצבת הסגל האקדמי הפעיל באוניברסיטאות מנתה 9,928 משרות שלמות בתשס"ח. הסגל הטכני והמנהלי מנה בתשס"ח כ-9,022 משרות שלמות.

יעדים

היעדים העיקריים של מערכת ההשכלה הגבוהה הם:

- **הוראת מגוון מקצועות ותחומים** הדורשים השכלה גבוהה כדי להכשיר כוח אדם מקצועי ברמה אקדמית בהתאם לצורכי החברה והמשק ולשם הכנת העתודה האינטלקטואלית של המדינה
- **הענקת השכלה גבוהה לבעלי כישורים ופוטנציאל למידה** והענקת הזדמנות שווה ללימודים גבוהים לכל שכבות החברה
- **עריכת מחקר מדעי — בסיסי ויישומי** בהיקף נרחב וברמה גבוהה
- **הכשרת העתודה המדעית** של מערכת ההשכלה הגבוהה ושל המחקר
- **פיתוח וקידום המכללות האקדמיות העצמאיות** וקידום יציאתן לעצמאות אקדמית של המכללות האזוריות המקיימות לימודים באחריות אקדמית של האוניברסיטאות
- **הערכת איכות במוסדות להשכלה גבוהה**

התקציב הרגיל

התקציב הרגיל של מערכת ההשכלה הגבוהה מיועד בעיקר למימון הפעילות השוטפת של המוסדות להשכלה גבוהה והוא מתקבל משלושה מקורות עיקריים:

- **השתתפות ציבורית** — השתתפות הממשלה המועברת ברובה לידי המוסדות באופן ישיר, ובחלקה מועברת כהקצבות ייעודיות למטרות מוגדרות
- **הכנסות משכר לימוד**
- **הכנסות עצמיות** — תרומות, תקורה ממענקי מחקר והכנסות אחרות.

התכנית הרב-שנתית למערכת ההשכלה הגבוהה

תכנית רב-שנתית תשס"ד-תשס"ח

במהלך שנת 2004 נחתם סיכום בין משרד האוצר והוועדה לתכנון ולתקצוב בדבר תכנית רב-שנתית למערכת ההשכלה הגבוהה לשנים תשס"ד-תשס"ח. במסגרת הסיכום הודגשו הנושאים הבאים: ייצוב תקציבי של אוניברסיטאות המחקר המצויות בגירעון שוטף תוך ייעול פעילותן במסגרת תכניות הבראה; ליווי ובקרת השינוי במבנה הארגוני של האוניברסיטאות; שמירה על תפוקות המחקר והמצוינות המדעית של ישראל; בקרת איכות ההוראה והמחקר במוסדות להשכלה גבוהה; הגדלת מספר הסטודנטים לתואר ראשון במכללות האקדמיות המתוקצבות תוך חתירה לייעול מערך המכללות; פיתוח פיזי של המוסדות (המתמקד בתשתיות המחקר באוניברסיטאות ובתשתית ההוראה במכללות); והסדרת הפיקוח והבקרה על תנאי ההעסקה והשכר של הסגל במוסדות להשכלה גבוהה.

נושא שינוי המבנה הארגוני במוסדות להשכלה גבוהה קיבל ביטוי גם בהחלטת המועצה להשכלה גבוהה מיום 9 במרס 2004. בהחלטה נקבעו עקרונות מחייבים למבנה ארגוני, כגון קביעת הליכי מינוי של נושאי משרה ללא ניגוד עניינים וכן יצירת כפיפות ברורה בין דרגי הניהול השונים של המוסדות. במהלך שנת 2005 נערכו שינויים במסמכי האגד של מרבית האוניברסיטאות. הליך עריכת שינויים נוספים הנדרשים לשם עמידה בדרישות המחייבות של המל"ג מצוי בעיצומו.

במקביל לכך, במהלך שנת 2005 הוחל בתהליך של ביצוע תכניות הבראה והתייעלות לאוניברסיטאות המחקר. עמידתן בתכניות אלו תהווה תנאי למתן סיוע נוסף כחלק מתקציב התכנית הרב-שנתית כאמור.

גיבוש תכנית רב-שנתית חדשה

ביום 8 בדצמבר 2008 נחתם סיכום בין משרד האוצר וות"ת בדבר תכנית לשנת תשס"ט למערכת ההשכלה הגבוהה. במסגרת הסיכום נוספו משאבים למערכת ההשכלה הגבוהה לשנה זו, בין היתר לנושאים הבאים: משאבים להשבת מדענים מחו"ל; תוספת לנושא הפנסיה התקציבית באוניברסיטאות; תוספת סטודנטים במוסדות בפריפריה; הגדלת

הקרן הלאומית למדע ותוספת למודל תפוקות ההוראה והמחקר של ות"ת. במהלך 2009 יתקיימו דיונים לגיבוש תכנית רב-שנתית חדשה למערכת ההשכלה הגבוהה וייעשו מאמצים ליישם את מכלול מסקנות ועדת שוחט.

ועדת שוחט

בשנת 2007 פעלה ועדה בראשות מר אברהם (בייגה) שוחט לבחינת מערכת ההשכלה הגבוהה. במסגרת מסקנות הוועדה הומלץ על תכנית פעולה שש-שנתית לשיפור מערכת ההשכלה הגבוהה, אשר תתפרש על פני השנים תשס"ח-תשע"ג. בדו"ח הוועדה הומלץ לפעול בשנים אלה במספר מישורים כדלקמן:

- עיבוי וחיזוק המחקר הבסיסי
- שיפור איכות ההוראה
- הרחבת הנגישות ללימודים במערכת ההשכלה הגבוהה
- חיזוק הגמישות הניהולית במוסדות כדי לעודד מצוינות בהוראה ובמחקר
- יצירת יתרונות לגודל ועידוד שיתוף הפעולה בין המוסדות להשכלה גבוהה בתחומי התשתיות ובתחומי לימוד שונים
- הגדלת אחוז הסטודנטים הלומדים מדעי הטבע והנדסה מכלל הסטודנטים הלומדים לתואר הראשון באוניברסיטאות ללא הגדלת מספר הסטודנטים לתואר הראשון באוניברסיטאות
- קליטת הגידול במספר הסטודנטים לתואר הראשון במכללות האקדמיות
- שינוי במבנה ובגובה שכר הלימוד בצד שינוי מערך הסיוע לסטודנטים.

עוד המליצה הוועדה על תוספת משאבים הדרגתית לאוניברסיטאות בשנים תשס"ח-תשע"ג משלושה מקורות: המדינה, גידול בהכנסות משכר הלימוד וגידול בהכנסות העצמיות.

במהלך 2009 יתקיימו דיונים בין משרד האוצר לות"ת לגיבוש תכנית רב-שנתית חדשה למערכת ההשכלה הגבוהה וייעשו מאמצים ליישם את מכלול מסקנות ועדת שוחט.

משרד הרווחה

הצעת התקציב של משרד הרווחה והשירותים החברתיים לשנות הכספים 2010-2009 (סעיף 23) מסתכמת בכ-5,313 מיליון ש"ח, מהם כ-1,352 מיליון ש"ח בהוצאה מותנית בהכנסה. ההצעה לשנת הכספים 2010 מסתכמת בכ-5,525 מיליון ש"ח, מהם כ-1,365 מיליון ש"ח בהוצאה מותנית בהכנסה.

משרד הרווחה אחראי על התוויית מדיניות הרווחה בישראל, על קביעת סטנדרטים של שירותי רווחה, על הערכה ומחקר של שירותים ועל תקצוב, פיקוח ובקרה של אספקת שירותי הרווחה ברשויות המקומיות אשר באמצעותן מסופקים שירותי הרווחה.

דגשים מרכזיים לשנות הכספים 2010-2009

- פיתוח שירותי רווחה ומיקודם באוכלוסיות נזקקות
- תגבור הפתרונות הקהילתיים ופיתוחם כתחליף לפתרונות חוץ-ביתיים
- טיפול בילדים בסיכון ויישום דוח הוועדה הציבורית לילדים ובני נוער בסיכון ובמצוקה (ועדת שמיד), תוך המשך יישום תכנית 'עם הפנים לקהילה', אשר במסגרתה נעשה מאמץ להרחיב את הטיפול הקהילתי ולהקטין את מספר המטופלים במסגרות חוץ-ביתיות
- התמודדות עם תופעת האלימות
- שילוב תעסוקתי לאנשים עם מוגבלויות במסגרת יישום דוח הוועדה הציבורית לבדיקת ענייני הנכים וקידום שילובם בקהילה (ועדת השופט לרון ז"ל) וקידום תעסוקתי לאוכלוסיות חלשות באמצעות תכניות שיקום
- פיתוח שירותי רווחה וחיזוק קהילות בעת חירום תוך עדכון והתאמה של התכניות לשעת חירום
- שיפור אופן אספקת שירותי הרווחה באמצעות המחלקות לשירותים חברתיים ברשויות המקומיות
- תגבור המסגרות הקהילתיות והחוץ-ביתיות לאוכלוסיית האוטיסטים.

דגשים אלה, כמו גם כל שאר הפעולות, התכניות והיעדים המוצגים בהצעת התקציב, יבוצעו כחלק מהתקציב ובהתאם למסגרת התקציבית שהוקצתה לשם כך למשרד הרווחה, כפי שמפורט בכל אחד מסעיפיו.

תוספות תקציב לשנות הכספים 2010-2009

הצעת התקציב לשנים 2010-2009 כוללת תוספות תקציב ביחס לתקציב לשנת 2008 לשם מימון ותגבור שירותי הרווחה השונים, ובכלל זה:

- תוספת תקציב למכסות רווחה בסך של 130 מיליון ש"ח למימון תוספת מכסות בקליטה הדרגתית: 400 מכסות חוץ-ביתיות לנכים, 600 מכסות חוץ-ביתיות לאנשים עם פיגור, 300 מכסות במרכזי עבודה שיקומיים לאנשים עם פיגור, 300 מכסות למעונות יום טיפוליים לאנשים עם פיגור, 150 מכסות חוץ-ביתיות לאנשים עם אוטיזם, 1,000 מכסות למעונות יום לפעוטות בסיכון, 400 מכסות למעונות יום שיקומיים, 200 מכסות לילדים ונוער בסיכון.
- תוספת תקציב לילדים ונוער בסיכון בסכום של 70 מיליון ש"ח לתכנית הלאומית לילדים ולבני נוער בסיכון ובמצוקה, ובכלל זה יישום דוח ועדת שמיד, וחיזוק השירותים הקהילתיים כחלופה לטיפול החוץ-ביתי במסגרת תכנית 'עם הפנים לקהילה'.
- תוספת תקציב לתגבור שירותי רווחה בסכום של 68 מיליון ש"ח, כגון תגבור שירותי הקהילה לאנשים עם מוגבלויות, תכניות טיפול בקהילה לקשישים, תעסוקה לאנשים עם מוגבלויות ולאוכלוסיות מודרות (תעסוקה נתמכת), גמילה מסמים והסעות לאוכלוסיות רווחה.
- תוספת של 61 תקני כוח אדם, זאת בהמשך לסיכום בין משרדי הרווחה והאוצר משנת 2008.
- תוספת של 221 עובדים סוציאליים ברשויות המקומיות; תוספת תקציב של 23.5 מיליון ש"ח לצורך תגבור מערך העובדים הסוציאליים ברשויות המקומיות, וחיזוק ביטחון העובדים במערכות הרווחה ברשויות המקומיות.
- תוספת של 4.5 מיליון ש"ח לתעסוקת אנשים עם מוגבלויות ואוכלוסיות מודרות, במסגרת יישום דוח הוועדה הציבורית לבדיקת ענייני הנכים וקידום שילובם בקהילה (ועדת השופט לרון ז"ל).
- תוספת של 6 מיליון ש"ח לתכנית ליווי כלכליות למשפחות במצוקה כלכלית, ובכלל זה ייעוץ והכוונה תעסוקתית.
- תוספת של 5 מיליון ש"ח עבור שיפור הטיפול באוכלוסיית המפגרים ותגבור השירות הניתן במעונות לטיפול באדם המפגר, ובכלל זה יישום תקנות חוק הפיקוח על המעונות.

המוסד לביטוח לאומי

הקצבת אוצר המדינה למוסד לביטוח לאומי (סעיף 27) בשנות הכספים 2010-2009 תסתכם בכ-28 מיליארד ש"ח בשנת הכספים 2009 ובכ-27.2 מיליארד ש"ח בשנת הכספים 2010.

הקצאה זו מתקציב המדינה מיועדת בעיקר לנושאים הבאים:

- השתתפות המדינה בגבייה לפי סעיף 32 לחוק הביטוח הלאומי (נוסח משולב), התשנ"ה-1955 (להלן — חוק הביטוח הלאומי) בסכום של כ-18.7 מיליארד ש"ח בשנת 2009, ובסכום של כ-17.2 מיליארד ש"ח בשנת 2010.
- תשלום קצבאות במימון של המדינה, בסכום של כ-9 מיליארד ש"ח בשנת 2009 ובסכום של כ-9.7 מיליארד ש"ח בשנת 2010.
- העברות אחרות למוסד לביטוח לאומי, בעיקר לצורך הוצאות מנהל, בסכום של כ-250 מיליון ש"ח בשנים 2009-2010.

השתתפות המדינה בגבייה ובמימון ענפי ביטוח ילדים, זקנה ושאירים וענפים אחרים

על פי סעיף 32 לחוק הביטוח הלאומי, בשנים 2010-2009 ישתתף אוצר המדינה בגבייה בענפי הביטוח הלאומי: ענף ילדים, ענף זקנה ושאירים, ענף נכות וענפים אחרים, בכ-18.7 מיליארד ש"ח ובכ-17.2 מיליארד ש"ח בהתאמה. ההשתתפות נקבעת באחוזים מסך הגבייה באותם ענפים. בשנת 2005 החלה הפחתת דמי הביטוח הלאומי המופרשים על ידי המעסיקים בתהליך מדורג שיסתיים בשנת 2009. על מנת שלא לפגוע בהכנסות המוסד לביטוח לאומי, שונו שיעורי ההשתתפות של המדינה בגבייה באופן שאינו משנה את גובה ההשתתפות הכוללת או את גובה ההכנסה הכוללת.

ענף ילדים

ההשתתפות בענף הילדים החל מחודש אוגוסט 2009 תעמוד על 173% ובשנת 2010 תעמוד ההשתתפות על 164%. סך ההשתתפות צפויה להסתכם בכ-11.8 מיליארד ש"ח ובכ-10.3 מיליארד ש"ח בהתאמה. השינויים בשיעורי השתתפות האוצר נעשו בעקבות השינויים שנערכו בשיעורי הגבייה של דמי ביטוח לאומי אשר יפורטו בהמשך, תוך שמירה על העיקרון כי השתתפות אוצר המדינה בגבייה לא תפגע.

ענף זיקנה ושאירים

ההשתתפות בענף זקנה ושאירים תעמוד בשנים 2010-2009 על 17.1% מהגבייה, וצפויה להסתכם בכ-2.2 מיליארד ש"ח ו-2.3 מיליארד ש"ח בהתאמה.

ענף נכות כללית

בעקבות ההסכם שנחתם בין ממשלת ישראל ונציגי הנכים בשנת 2002, שבעקבותיו הוגדלו הקצבאות המשולמות לנכים, החל אוצר המדינה להשתתף בשנת 2004 בגביה בענף נכות כללית בשיעור של 12% מהגבייה. בשנים 2010-2009 ישתתף אוצר המדינה בענף בשיעור של 13% מהגבייה בענף, כך שהשתתפות המדינה בגבייה בענף נכות כללית, בעקבות הסכם הנכים, תסתכם בכ-614 מיליון ש"ח ובכ-629 מיליון ש"ח בהתאמה.

ענפים שונים

שיעורי ההשתתפות בענפי הביטוח השונים יעמדו בשנים 2010-2009 על 7.92% מהגבייה ממעסיקים ו-5.65% מהגבייה מעצמאים, והיקף ההשתתפות הכולל צפוי להסתכם בכ-1.9 מיליארד ש"ח ובכ-2.1 מיליארד ש"ח בהתאמה.

גִמלאות המוסד לביטוח לאומי בשנת הכספים 2009

בשנת הכספים 2009 צפוי להגיע היקף תשלומי ההעברה באמצעות המוסד לביטוח לאומי לכ-52.7 מיליארד ש"ח (ללא תגמולי שירות מילואים וללא הוצאות מינהל).

להלן התפלגות ההוצאה הצפויה במיליוני ש"ח (במחירי 2009):

	זקנה ושאירים	סיעוד	נכות כללית	נפגעי עבודה	אימהות	ילדים	אבטלה	הבטחת הכנסה	ענפים שונים	סך הכול
סכום	19,828	3,566	10,210	3,540	4,341	5,370	3,000	2,582	266	52,704
אחוזים	37.6%	6.8%	19.4%	6.7%	8.2%	10.2%	5.7%	4.9%	0.5%	100%

אומדן הזכאים לגִמלאות המוסד לביטוח לאומי בשנות הכספים 2010-2009

הענף	מספר המקבלים 2009 (באלפים)	מספר המקבלים 2010 (באלפים)
זִקנה ושאירים	744	758
מתוכם- מקבלי השלמת הכנסה	190	200
ילדים (משפחות)	1,010	1,025
נכות כללית	203	212
ניידות	30	32
נפגעי עבודה — דמי פגיעה	61	64
נפגעי עבודה — גמלאות נכות	33	35
הבטחת הכנסה (ממוצע חודשי)	117	121
אימהות (מענק לידה)	150	152
סיעוד	138	145
אבטלה	60	64

מקור: אגף התקציבים, משרד האוצר.

הכנסות המוסד לביטוח לאומי

הכנסות המוסד לביטוח לאומי בגין ענפי הביטוח נחלקות בעיקר בין שלושה גורמים (לא כולל סבסוד הטמון בתשלומי ריבית על השקעות): דמי ביטוח מהציבור; השתתפות אוצר המדינה בגבייה על פי סעיף 32 לחוק הביטוח הלאומי; והקצבות אוצר המדינה למימון גמלאות לא ביטוחיות.

החלטת ממשלה מספר 4023 מיום 24 באוגוסט 2008, תיקנה את מנגנון ההתחשבנות בין המוסד לביטוח לאומי לאוצר המדינה. בעבר, מחצית מעודפי המוסד לביטוח לאומי הופקדו באיגרות חוב (אג"ח) הנושאות ריבית בגובה 5.5%. מכיוון שאין מקום שהמדינה תשלם למוסד לביטוח לאומי ריבית הגבוהה מריבית השוק, הוחלט לשנות את מנגנון ההתחשבנות בגין הפקדת העודפים של המוסד ולהפקיד את כל עודפי המוסד באגרות חוב המעניקות תשואה מותאמת שוק.

במסגרת התכנית הכלכלית לשנים 2010-2009 מוצעים שני תיקונים בשיעורי הגבייה של המוסד לביטוח לאומי: התיקון הראשון מבקש להגדיל את תקרת השכר לעניין גביית דמי ביטוח לאומי ודמי ביטוח בריאות מחמש פעמים הסכום הבסיסי (השווה ל-38,415 ש"ח) לעשר פעמים הסכום הבסיסי. תיקון זה צפוי להגדיל את הכנסות המוסד מגבייה בסכום של כ-177 מיליון ש"ח ב-2009 ובסכום נוסף של כ-536 מיליון ש"ח בשנת 2010. התיקון השני מבקש להגדיל את דמי הביטוח הלאומי הנגבים משכר או מהכנסה בסך כולל של 0.4 נקודות האחוז. תיקון זה צפוי להגדיל את הכנסות המוסד מגביה בסכום של כ-360 מיליון ש"ח ב-2009, ובסכום נוסף של כ-1,100 מיליון ש"ח ב-2010.

התפלגות חזויה של הכנסות המוסד לביטוח לאומי לפי מקורות* בשנת הכספים 2009

(במיליוני ש"ח)

מקור ההכנסה	הסכום	אחוז מסה"כ
דמי ביטוח מהציבור	26,587	50%
השתתפות האוצר בגבייה על פי סעיף 32 לחוק	17,719	33%
מימון קצבאות לא ביטוחיות	9,000	16.5%
העברות אחרות	244	0.5%
סך הכול	**53,556**	**100%**

* תחזית אגף התקציבים, לא כולל ריבית על השקעות.

עיקרי השינויים בקצבאות המוסד לביטוח לאומי

קצבאות זקנה, שאירים והשלמת הכנסה לקשישים

מתוך כוונה לשפר את מצבם של קשישים אשר אין להם הכנסות נוספות מלבד קצבאות הביטוח הלאומי או שהכנסותיהם הנוספות נמוכות מאוד, ניתנו תוספות משמעותיות לקצבאות הזקנה והשלמת ההכנסה המשולמות למי שהגיע לגיל הפרישה. התוספת הראשונה ניתנה במסגרת חקיקת הרפורמה במס בחודש יולי 2005. חוק הבטחת הכנסה תוקן כך שקצבת השלמת הכנסה החודשית גדלה ב-170 ש"ח ליחיד וב-230 ש"ח לזוגות ולהרכבי משפחה אחרים. בחודש יולי 2006 תוקן חוק הבטחת הכנסה בשנית באופן שקצבת השלמת הכנסה החודשית גדלה ב-92 ש"ח ליחיד וב-122 ש"ח לזוגות ולהרכבי משפחה אחרים. צעדים אלו הביאו לגידול של 17% בקצבאות הבטחת הכנסה לקשישים. העלות התקציבית הנובעת מצעדים אלו עומדת על כ-650 מיליון ש"ח במונחים שנתיים.

החל משנת 2008 חלו מספר שינויים נוספים בשיעורי קצבת הזקנה והשלמת הכנסה, זאת במסגרת חוק התכנית להגדלת גמלאות הבטחת הכנסה לקשישים נזקקים ולסיוע לניצולי שואה, שעבר בכנסת בחודש מרס 2008 ומתוקף החלטת ממשלה בנושא שקדמה לחקיקה. באפריל 2008 ניתנה תוספת לקצבת הזקנה הבסיסית בעלות שנתית של 500 מיליון ש"ח; במסגרת התכנית הכלכלית לשנים 2010-2009 נקבעה תוספת לקצבת הזקנה בעלות של 500 מיליון ש"ח (במונחים שנתיים) במהלך שנת 2009 וכן תוספת נוספת בעלות של 400 מיליון ש"ח בכל אחת מהשנים 2010-2011. תוספות אלו יגדילו את קצבאות הזקנה בסכום ממוצע של 57.6 ש"ח מחודש אוגוסט 2009 ואילך, ב-46.1 ש"ח נוספים מחודש ינואר 2010 ואילך וב-46.1 ש"ח נוספים מחודש ינואר 2011 ואילך.

קצבאות סיעוד

נוכח המשבר הכלכלי ובמסגרת התכנית להאצת המשק והתכנית הכלכלית לשנים 2010-2009, החל המוסד לביטוח לאומי בתשלום גמלה מיוחדת שמטרתה עידוד העסקת עובדים ישראלים בתחום הסיעוד, בעלות שנתית של כ-180 מיליון ש"ח.

במסגרת גמלה זו משולמת תוספת של שלוש שעות סיעוד, למבוטח שמשולמת לו גמלת סיעוד ברמה הגבוהה, ותוספת של ארבע שעות סיעוד למבוטח שמשתלמת לו גמלת סיעוד ברמה הגבוהה ביותר, ובלבד שהמבוטח מעסיק עובד ישראלי ואינו בעל היתר להעסקת עובד זר, או שאינו מממש היתר כזה. תיקון זה צפוי להביא לתוספת של כ-2,000 משרות מלאות של עובדים בתחום הסיעוד.

קצבאות ילדים

במסגרת חוק התכנית להבראת המשק מחודש יוני 2003, תוקן חוק הביטוח הלאומי באופן שקצבת הילדים תהיה ברמה אחידה לכל ילד ללא קשר למקומו הסידורי במשפחה. התיקון קבע כי קצבת הילדים בגין ילדים שנולדו בטרם תיקון החוק (להלן: ילדים ותיקים) תופחת בהדרגה עד להשוואת כל קצבאות הילדים במשפחה בשנת 2009. במקביל

נקבעה קצבת ילדים אחידה לילדים שנולדו אחרי תיקון החוק. בחודש יוני 2006 החליטה הממשלה על הפסקת ההפחתה בקצבאות הילדים הוותיקים והחוק תוקן באופן שקצבאות הילדים יישארו מעתה ברמתן כפי שהייתה ביום 1 בינואר 2006. יש לציין כי העיקרון שבבסיס הרפורמה בקצבאות הילדים, קצבה אחידה לכל ילד ללא קשר למקומו הסידורי במשפחה, לא נזנח, שכן ילדים שנולדו אחרי 1 ביוני 2003 ממשיכים לקבל קצבת ילדים אחידה.

בתכנית הכללית לשנים 2010-2009 אומצה התכנית להגדלת קצבאות הילדים ולמיקודן. במסגרת תכנית זו תינתן תוספת של 100 ש"ח לחודש לקצבת הילדים המשתלמת בעד הילד השני, השלישי והרביעי. תוספת זו תינתן באופן הדרגתי בפריסה של שלוש שנים, והקצבה המשולמת בגין הילד הרביעי תוגדל ב-93 ש"ח לחודש כבר החל מחודש אוגוסט 2009. במסגרת התכנית ולנוכח התוספות שיינתנו בה לקצבת הילדים, יבוצעו שינויי חקיקה בחוק הביטוח הלאומי. השינויים יקבעו כי להורים אשר ילדיהם אינם נוכחים באופן סדיר בבית הספר או שלא חוסנו בהתאם לנדרש על פי גילם ומצבם הבריאותי תשולם קצבת ילדים מופחתת.

קצבאות נכות

במסגרת יישום דוח הוועדה הציבורית לבדיקת ענייני הנכים וקידום שילובם בקהילה (ועדת השופט לרון ז"ל), ביום 21 ביולי 2008 התקבל בכנסת תיקון חוק הביטוח הלאומי (תיקון מספר 109) – קידום השתלבותם של אנשים עם מוגבלות בשוק העבודה (חוק לרון). תיקון החוק ניתק את הקשר שהיה קיים בין קצבאות הנכות להכנסת הנכים מעבודה אשר היווה חסם מרכזי בפני יציאת נכים לעבודה. בעבר, הגדלת ההשתכרות מעבודה הביאה במרבית המקרים להקטנת ההכנסה הכוללת (קצבת הנכות בתוספת ההכנסה מעבודה) של הנכה, דבר אשר היווה תמריץ שלילי ליציאה לעבודה. תיקון החוק משנה את מבנה התשלומים הקיים של קצבת הנכות, ומאפשר לזכאי לקצבת נכות להתפרנס מבלי לחשוש לאבד את כל קצבת הנכות בבת אחת החל מרף הכנסה מסוים, ובכך בעצם הוא מהווה תמריץ ליציאה לעבודה.

שינוי מבנה קצבת הנכות צפוי בטווח הארוך להוריד את ההוצאה הכוללת על קצבאות נכות, כתוצאה מהפחתה מדורגת של הקצבאות במקום המשך תשלום מלוא הקצבאות לנכים הנרתעים מלצאת לעבוד וכן להביא לעלייה בהכנסה הכוללת וברמת החיים של הנכים.

דמי אבטלה

במסגרת התכנית להאצת המשק והתכנית הכללית לשנים 2010-2009 הוחלט על מתן הקלות בזכאות לדמי אבטלה, בין היתר באמצעות קיצור תקופת האכשרה המזכה לדמי אבטלה; מתן תוספת של עד 30 ימים לתקופת הזכאות המרבית לדמי אבטלה ומתן אפשרות למובטלים אשר פתחו עסק, לתבוע את דמי האבטלה המגיעים להם עד תום 36 חודשים מהחודש שבו הפכו להיות מובטלים, זאת במקום 12 החודשים הקבועים כיום בחוק.

תגמולים לנכי רדיפות הנאצים

הצעת תקציב ההוצאה על התגמולים לנכים בשנות הכספים 2010-2009 (סעיף 25) מסתכמת בכ-2.45 מיליארד ש"ח בשנת הכספים 2009 ובכ-2.64 מיליארד ש"ח בשנת הכספים 2010.

הלשכה לשיקום נכים פועלת מכוח חוק נכי המלחמה בנאצים, תשי"ד-1954; חוק נכי רדיפות הנאצים, תשי"ז-1957; חוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת 2001) התשס"א-2001; וחוק ההטבות לניצולי שואה נזקקים, התשס"ז-2007.

נכון ליום 30 באפריל 2009 עמד מספר הזכאים לתגמולים לפי חוק נכי רדיפות הנאצים, ובכלל זה הזכאים לתגמולים לפי חוק ההסדרים, על כ-59,194 איש. מספר הזכאים לתגמולים לפי חוק נכי המלחמה בנאצים עמד על כ-6,880 ומספר הזכאים להטבות לפי חוק הטבות לניצולי שואה נזקקים עמד על כ-8,838 איש.

בשנים האחרונות חל גידול במספר נכי רדיפות הנאצים שהוכרו על ידי הלשכה לשיקום נכים, כתוצאה מתיקונים בחוק שאפשרו הגשת תביעות על ידי נכים שלא הגישו בעבר. בעקבות פסק דין של בית המשפט העליון מחודש אוקטובר 2005, דנ"א 11196/03 יוסף גרנות ואח' נגד הרשות המוסמכת, הכירה הרשות המוסמכת בשנים 2006, 2007 ו-2008 בכ-8,600 תובעים חדשים כזכאים להטבות לפי חוק נכי רדיפות הנאצים תשי"ז-1957, זאת בעקבות ההכרה באירועי גירוש שהתבצעו במדינות שהיו תחת השפעה גרמנית במהלך המלחמה כאירועים מזכים להטבות על פי חוק. ההכרה באירועי גירוש, כאמור, הגדילה את בסיס ההוצאה על קצבאות והטבות נלוות בכ-170 מיליון ש"ח וביותר מ-400 מיליון ש"ח נוספים בגין תשלומי קצבאות למפרע לשנים 2006 עד 2008. זאת ועוד, מפסיקה של בית המשפט המחוזי מחודש פברואר 2008, נקבע כי אין לשלול את זכאותם של יהודי תוניס לפיצויים. בעקבות פסק הדין הכירה הרשות המוסמכת בכ-4,100 תובעים חדשים כזכאים להטבות לפי חוק נכי רדיפות, תשי"ז-1957. ההכרה באוכלוסייה זו הגדילה את בסיס ההוצאה של הקצבאות והטבות בכ-81 מיליון ש"ח וביותר מ-350 מיליון ש"ח נוספים בגין תשלומי קצבאות למפרע בשנים 2003-2008.

על פי החלטת ממשלה מספר 2534 מיום 4 בנובמבר 2007 והחלטת ממשלה מספר 2941 מיום 13 בינואר 2008, נקבע כי ניצולי שואה המקבלים קצבה חודשית בהתאם להסכם 'קרן סעיף 2' יהיו זכאים מיום 1 בינואר 2008 להטבות הבאות: פטור מתשלומי אגרת טלוויזיה, החזר חלקי של מס קנייה ומס ערך מוסף, בהתאם לכללים, לנהלים ולשיעורים המקובלים לגבי זכאי חוק נכי רדיפות הנאצים. כמו כן, בהתאם להחלטה האמורה, בסיס תקציב סל השירותים לניצולי השואה הוגדל ב-100 מיליון ש"ח, כך שבשנת 2009, תקציב השירותים יעמוד על 200 מיליון ש"ח.

ביום 9 במרס 2008 התקבל בכנסת חוק התכנית להגדלת גמלאות הבטחת הכנסה לקשישים נזקקים ולסיוע לניצולי שואה (חוק ההטבות החדש). מתוקף חוק זה הצטרפו למעגל הזכאים כ-2,950 ניצולי שואה אשר אינם מקבלים תגמול מכל מקור שהוא, ואשר זכאים מתוקף החוק לתגמול חודשי בגובה של 1,000 ש"ח, וכן לדמי הבראה, לשובר שירותים

ולהטבות נוספות. בשנת 2010 יגדל שווי שובר השירותים מ-2,400 ש"ח לשנה ל-7,200 ש"ח. העלות התקציבית של הסיוע לאוכלוסייה זו מסתכמת ב כ-75 מיליון ש"ח.

יישום דוח דורנר

ביום 1 בספטמבר 2008 אישרה ועדת הכספים של הכנסת את צו העדכונים לתגמולים לנכי רדיפות הנאצים. בהתאם לדו"ח ועדת החקירה הממלכתית בנושא הסיוע לניצולי שואה (דו"ח דורנר), לתגמול הניתן לפי חוק נכי רדיפות הנאצים תהיה תוספת חדשה בגובה הפער שבין התגמול שניצול השואה זכאי לו על פי החוק לבין 75% מהרנטה הגרמנית לפי דרגת נכותו. יישום המלצה זו של הדו"ח הגדיל את בסיס ההוצאה בשנת 2009 בכ-230 מיליון ש"ח. כמו כן, בחודש מאי 2009 בוצע עדכון נוסף של הגמלה וזאת בשל עדכון הרנטה הגרמנית. עדכון זה צפוי להגדיל את בסיס ההוצאה בכ-120 מיליון ש"ח בשנה.

משרד הבריאות

הצעת התקציב הרגיל של משרד הבריאות לשנות הכספים 2010-2009 (סעיף 24) מסתכמת בכ-19.2 מיליארד ש"ח (ברוטו) לשנת 2009 וכ-21.4 מיליארד ש"ח לשנת הכספים 2010. תקציב הפיתוח עומד על כ-378 מיליון ש"ח (ברוטו) בשנת הכספים 2009 וכ-353 מיליון ש"ח בשנת הכספים 2010. תקציב בתי החולים הממשלתיים הכלליים מסתכם בכ-6.4 מיליארד ש"ח בשנת הכספים 2009 וכ-7 מיליארד ש"ח בשנת הכספים 2010.

התקציב הרגיל

הפעילות בתקציב הרגיל של משרד הבריאות בשנות הכספים 2010-2009 ממומנת מהמקורות הבאים (במיליארדי ש"ח):

	2009	2010
תקציב נטו	16.12	18.14
הוצאה מותנית בהכנסה	3.12	3.23
סך-הכול (ברוטו)	19.24	21.37

שיא כוח האדם בתקציב הרגיל הוא 8,794 תקנים לשנת הכספים 2009 ו-9,001 תקנים לשנת הכספים 2010. שיא כוח אדם בתקציב בתי החולים הוא 18,303 תקנים לשנת הכספים 2009 ו-18,588 תקנים לשנת הכספים 2010.

תקציב הפיתוח

הפעילות בתקציב הפיתוח של משרד הבריאות בשנות הכספים 2010-2009 ממומנת מהמקורות הבאים (במיליוני ש"ח):

	2009	2010
תקציב נטו	300.3	275.9
השתתפות בתי החולים	37.4	37.4
הכנסה מגורמי חוץ	32.0	32.0
הכנסה אחרת	8.0	8.0
סך-הכול (ברוטו)	377.8	353.3

השינויים בתקציב הבריאות

קביעת עלות הסל לקופות החולים

חוק ביטוח בריאות ממלכתי קובע כי על הממשלה לממן את ההפרש שבין עלות הסל לקופות החולים, (בסכום שנקבע בצו על ידי שר הבריאות ושר האוצר ואושר על ידי ועדת העבודה, הרווחה והבריאות של הכנסת), בניכוי ההכנסות העצמיות הנורמטיביות של קופות החולים, לבין גביית דמי ביטוח בריאות על ידי המוסד לביטוח לאומי. בהתאם לכך, בתקציב משרד הבריאות נכלל סכום של כ-12.2 מיליארד ש"ח לשנת 2009 וכ-13.5 מיליארד ש"ח לשנת 2010 לצורך השלמת מימון עלות סל שירותי הבריאות של קופות החולים. עלות הסל במחירים שוטפים כאמור תעמוד על כ-28,085 מיליון ש"ח בשנת 2009 (ברוטו) ועל כ-29,335 מיליון ש"ח בשנת 2010 (ברוטו). עלות זו מבטאת גידול ריאלי של עלות הסל בסך של כ-640 מיליון ש"ח בשנת 2009 לעומת שנת 2008, מתוכם כ-231 מיליון ש"ח בגין גידול האוכלוסייה והזדקנותה, וכ-415 מיליון ש"ח עבור הוספת טכנולוגיות ותרופות לסל השירותים שבאחריות קופות החולים.

הגידול הריאלי בסל שירותי הבריאות שבאחריות קופות החולים לשנת 2010 עומד על כ-700 מיליון ש"ח, מתוכם 260 מיליון ש"ח בגין גידול האוכלוסייה והזדקנותה ו-415 מיליון ש"ח עבור הוספת טכנולוגיות ותרופות לסל השירותים שבאחריות קופות החולים. תוספות אלו נגזרות מהחלטות הממשלה בדבר המשך מדיניותה, ולפיה שיעור התוספת הריאלית לעלות סל הבריאות נקבע על ידי הממשלה, בהתאם לצרכים ובמסגרת סדר העדיפויות התקציבי.

העברת האחריות הביטוחית לבריאות הנפש לקופות החולים

בהתאם לסיכום בין משרד הבריאות למשרד האוצר מיום 17 בספטמבר 2006, ובהמשך להחלטת ממשלה מספר 568 מיום 4 באוקטובר 2006, תעבור האחריות הביטוחית לטיפול בנכי הנפש ממשרד הבריאות לקופות החולים. במסגרת ההעברה, תגדל עלות סל שירותי הבריאות לקופות החולים בהדרגה במהלך השנים 2012-2009 בסכום כולל של 1,226.9 מיליון ש"ח. סכום זה כולל את ערך השירותים הפסיכיאטריים בסך 120 מיליון ש"ח, במחירי 2006, הנמצאים בבסיס עלות סל שירותי הבריאות מאז חקיקת חוק ביטוח בריאות ממלכתי. הסכום ישמש בין היתר למימון הרחבת השירותים האמבולטוריים הניתנים לנכי הנפש. העברת האחריות הביטוחית כאמור תשלים את מהלך העברת הדגש הטיפולי מאשפוז לקהילה ותיצור רצף טיפולי וביטוחי בנכי הנפש.

הצעת החוק הממשלתית בדבר העברת האחריות הביטוחית לשירותי בריאות הנפש בקופות החולים נידונה בימים אלו בוועדת העבודה, הרווחה והבריאות של הכנסת, והדיון בה צפוי להתחדש במהלך שנת 2009.

שיקום ושילוב נכי נפש בקהילה

תקציב משרד הבריאות לשנות הכספים 2010-2009 כולל תוספת תקציב בסך של 40 מיליון ש"ח (20 מיליון בכל אחת מהשנים) לנושא שיקום ושילוב נכי נפש בקהילה, לעומת התקציב שיועד לכך בשנת 2008. תוספת זו נועדה לקדם את איכות חייהם, תפקודם ורווחתם של נכי הנפש השוהים בקהילה. תוספת זו מצטרפת לתוספות התקציב שניתנו לתחום

בשנים עברו, כך שבסך הכול הוגדל בסיס התקציב לשיקום נכי הנפש בקהילה בשנים 2002 עד 2010 בסכום של כ-200 מיליון ש"ח.

האשפוז הסיעודי

תקציב משרד הבריאות לשנות הכספים 2010-2009 כולל תוספת תקציב לצורך הוספה של 900 פתרונות נוספים לאשפוז סיעודי לעומת ביצוע התקציב בשנת 2008 (תוספת של 450 פתרונות אשפוז בכל אחת מהשנים). תוספת זו נועדה לתת מענה לגידול האוכלוסייה, להזדקנותה ולגידול במספר הפונים לאשפוז סיעודי. סך פתרונות האשפוז הסיעודי בתקציב משרד הבריאות צפוי לעמוד בשנת תקציב 2010 על כ-14,000.

תוספת לתקציב הפיתוח של משרד הבריאות

בין השנים 2011-2008 תינתן תוספת לתקציב הפיתוח בסך 130 מיליון ש"ח לפרויקט מיגון בתי החולים בצפון וביישובי עוטף עזה.

בכל אחת מהשנים 2010-2008 ייתוספו לתקציב הפיתוח של משרד הבריאות 50 מיליון ש"ח, סך הכול 150 מיליון ש"ח לשם פיתוח ושדרוג תשתיות בבתי החולים הממשלתיים הכלליים.

בכל אחת מהשנים 2018-2008 תינתן למשרד הבריאות תוספת תקציב בסך של 20 מיליון ש"ח, סך הכול 200 מיליון ש"ח לצורך פיתוח מערכת מחשוב בבתי החולים הממשלתיים. בתי החולים הממשלתיים יעבירו סכום נוסף של 50 מיליון ש"ח למימון הפרויקט, וכן יעמידו רשת ביטחון של 50 מיליון ש"ח נוספים למקרה שעלויות הפרויקט יחרגו מהתכנית המקורית המוערכת ב-250 מיליון ש"ח.

בכל אחת מהשנים 2011-2009 ייתוספו למטרה זו לתקציב הפיתוח של משרד הבריאות 45 מיליון ש"ח נוספים, סך הכול 135 מיליון ש"ח. בנוסף, תינתן בשנת 2010 הרשאה להתחייב בסך של 60 מיליון ש"ח לשם פיתוח ושדרוג תשתיות בבתי החולים הממשלתיים בפריפריה.



השינויים המבניים

הגברת התחרות בין קופות החולים

במסגרת הדיונים על תקציב המדינה לשנות הכספים 2010-2009, החליטה הממשלה על ביצוע מהלכים שנועדו להגביר את התחרות בין קופות החולים.

בהתאם לכך, יבוצעו מספר תיקונים בחוק ביטוח בריאות ממלכתי, שנועדו לאפשר לקופות החולים לגבות תשלום עתי ממבוטחיהן החייבים בדמי ביטוח בריאות, בסכום שאינו עולה על 90 ש"ח בחודש, ובכך להתחרות ביניהן על גובה הפרמיה של סל שירותי הבריאות הבסיסי. במקביל ייקבע, כי מי שחל עליו תשלום עתי כאמור, יהיה פטור מתשלום דמי ביטוח בריאות על חלק ההכנסה שאינו עולה על 35% השכר הממוצע. בהתאם להסכם הקואליציוני בין סיעות העבודה והליכוד, תשלום זה לא יחול על עקרות בית.

בנוסף, יתוקן חוק ביטוח בריאות ממלכתי באופן שיאפשר הכרה בתאגיד בבעלות פרטית הפועל למטרות רווח כקופת חולים. בהחלטת הממשלה נקבע כי שרי הבריאות והאוצר יקבעו את שיעור הרווחה המרבי שימשוך התאגיד בגין פעילותו כקופת חולים וזאת בשים לב לכך שהוצאות ההנהלה והוצאות כלליות בתוספת שיעור הרווח בקופה הפרטית לא יעלו על הוצאות ההנהלה וההוצאות הכלליות בקופות האחרות.

עוד נקבע על ידי הממשלה, כי חוק ביטוח בריאות יתוקן, כך שייקבע בו לגבי מבוטח שעבר בין קופות חולים, כי מתקופת האכשרה בתכנית לשירותי בריאות נוספים בקופה החדשה, תנוכה התקופה שבה היה חבר בתכנית בקופה ממנה עבר.

העברת האחריות לטיפול רפואי לנפגעי תאונות דרכים לקופות החולים

בהחלטת ממשלה מספר 139 מיום 12 במאי 2009 נקבע, כי האחריות לטיפול בנפגעי תאונות הדרכים תועבר מחברות הביטוח לקופות החולים. על פי המצב החוקי הנוהג כיום, האחריות לאספקת השירותים הרפואיים לנפגעי תאונות דרכים, לרבות השירותים הרפואיים שבאחריות קופות החולים, מוטלת על חברות הביטוח. בפועל, מסופקים השירותים בעיקר על ידי קופות החולים, ויש להן זכות חזרה כלפי חברת הביטוח או באמצעות נותני שירותים שאיתם מתקשרות חברות הביטוח (בעיקר בתי חולים). מצב זה של כפל מבטחים על אותו השירות יוצר כפילויות ומנגנוני בקרה והתחשבנות מיותרים. כפילות זו אף פוגעת במבוטחים בשל הצורך להסדיר את התשלום לנותן השירות בין המבטחים השונים.

לאור האמור לעיל החליטה הממשלה להעביר את האחריות למתן טיפול רפואי לנפגעי תאונות דרכים לקופות החולים במסגרת התוספת השנייה לחוק ביטוח בריאות ממלכתי. לשם מימון העברת האחריות כאמור, יעבירו חברות הביטוח את עלות אספקת השירות ל'קרנית', והיא תעביר את הסכומים האמורים למוסד לביטוח לאומי. הסכום כאמור יוקצה לקופות החולים על ידי המוסד לביטוח לאומי בהתאם לחלקה של כל קופה במקורות המימון בהתאם לסעיף 17 לחוק ביטוח בריאות.

שיפור איכות הטיפול בקשישים ותמרוץ פיתוח פתרונות קהילתיים

כחלק ממדיניות הממשלה לפיתוח פתרונות ביתיים וקהילתיים במקום פתרונות אשפוז סיעודי, החליטה הממשלה ביום 24 באוגוסט 2008 על יישום תכנית לשיפור איכות הטיפול בקשישים ועל תמרוץ פיתוח פתרונות קהילתיים. במסגרת זו נקבע כי מבחני התמיכה בקופות החולים וההסכמים התלת-שנתיים לשנים 2010-2008, יכללו הוראות לעניין תגבור מערך שירותי השיקום הקהילתיים לקשישים על ידי קופות החולים. בהתאם לכך נקבע מנגנון תמיכה בקופות החולים, לפיו קופה אשר תשקיע בפתרונות קהילתיים באופן שיפחית את מספר הקשישים שניתנים להם שירותי אשפוז סיעודי, תהיה זכאית לתמיכה כספית בהיקף השווה למחצית החיסכון הנובע מהפחתת השימוש בשירותי אשפוז כאמור. במקרה שבו מספר הקשישים הזכאים לשירותי אשפוז סיעודי מבין מבוטחי קופת החולים עלה, תקוזז מחצית העלות הנוספת של מתן שירותי אשפוז כאמור מסכומי התמיכות האחרים המועברים לקופת החולים.

ניצול יעיל של כוח אדם במערכת הבריאות

במטרה למצות את מרב היכולות והמיומנויות של כוח האדם הרפואי ובהתאם להחלטת ממשלה מספר 138 מיום 12 במאי 2009, יתוקן סעיף 26 בפקודת הרוקחים באופן שייקבע בו כי אח או אחות מוסמכים שקיבלו הרשאה אישית למתן טיפול תרופתי, יהיו רשאים לרשום מרשמים בהתאם להוראות שייקבע לעניין זה המנהל הכללי של משרד הבריאות.

יצוין בהקשר זה כי במדינות מפותחות רבות ניתנת לאחיות סמכות לרשום מרשמים. בין המדינות: אוסטרליה, אירלנד, אנגליה, הולנד, תאילנד, טייוואן ,יפן, ניו-זילנד, סקוטלנד, קנדה, שוודיה וארצות הברית.

המשרד לקליטת העלייה

הצעת תקציב המשרד לקליטת העלייה לשנות הכספים 2010-2009 (סעיף 30) מסתכמת בכ-1.27 ו-1.19 מיליארד ש"ח בהתאמה.

בין השנים 2008-1989 הגיעו לישראל כ-1.3 מיליון עולים. בשנים האחרונות הואט באופן משמעותי קצב העלייה, ובהתאם לכך מבוסס התקציב לשנים 2010-2009 על תחזית של כ-16,000 עולים.

מספר העולים בשנים 2008-1990*

שנה	מספר העולים
1990	200,170
1991	176,170
1995	77,660
2000	61,700
2001	44,800
2002	35,350
2003	24,500
2004	22,485
2005	22,806
2006	20,955
2007	19,856
2008	15,875

מקור: המשרד לקליטת העלייה

* לרבות העולים מאתיופיה

בשנים האחרונות נבנות במשרד לקליטת העלייה תכניות חדשות המתמקדות בסיוע לעולים במספר תחומים עיקריים:

עידוד העלייה וקליטתה

המשרד ימשיך להפעיל תכנית לעידוד העלייה ולקליטתה. במסגרת תכנית זו המשרד יוזם ומקדם פרויקטים בתחום העלייה הקבוצתית, העצמת השפה העברית וכן פרויקטים נוספים בתחומי היזמות, התעסוקה, הקליטה בקהילה ועוד. כמו כן, בשנים 2009 ו-2010 ימשיך המשרד לתמוך בארגונים העוסקים בעידוד העלייה. מטרת התכנית היא לתרום לקליטתם המוצלחת של העולים כמנוף לעידוד עלייתם של עולים פוטנציאלים נוספים.

תושבים חוזרים

במהלך שנת 2008, שנת ה-60 למדינת ישראל, החל המשרד להפעיל תכנית מיוחדת לעידוד חזרתם של ישראלים ארצה. התכנית כללה בין השאר הטבות מסוי והקלות בהשגת זכאות לביטוח בריאות, איסוף נתונים ובניית מערכות מידע לצורך איתור והשבת הישראלים השוהים בחו"ל והגברת המודעות בקרב הקהילות העיקריות שבהן הם חיים.

במהלך השנים 2009 ו-2010 ימשיך המשרד בפעילות בתחום זה תוך התבססות על ניסיון ועל הפקת לקחים שנצברו מהפעלת התכנית. כמו כן יימשכו התהליכים שהחלו הודות לתכנית הנ"ל, לתכניות כגון 'צבר' ו'הבית הישראלי' ולתכניות נוספות המציעות פתרונות תעסוקה לישראלים חוזרים.

תעסוקה ויזמות

המשרד ימשיך בביצוע תכניות תעסוקה ייחודיות המאפשרות לעולים רבים להיקלט בשוק העבודה, ביניהן תכנית השוברים ("וואוצ'רים") להכשרה מקצועית בשוק הפרטי ותכנית המסייעת לעולים החדשים להיקלט בשוק העבודה במקצועות הדורשים רישוי, באמצעות תשלום שכר חלקי למעסיקים בתקופת ההתמחות. במקביל ימשיך המשרד לפעול ליצירת שיתוף פעולה עם מעסיקים במשק אשר יאפשר תיאום של קליטת העולים במקומות העבודה עוד בטרם עלייתם ארצה.

תחום היזמות העסקית ימשיך גם הוא להתפתח, בין השאר ככלי לעידוד העלייה.

קליטת עולי אתיופיה

בהתאם להחלטות ממשלה מספר 3116 מיום 10 בפברואר 2008, ומספר 188 מיום 12 במאי 2009, שעניינן תכנית חומש לשיפור קליטת בני העדה האתיופית, החל משנת 2008 מתוגברת הפעילות לקליטת עולי אתיופיה בחברה הישראלית.

בשנים 2010-2009 תימשך הפעילות בתחום שיפור קליטת עולי אתיופיה בהתאם למתווה תכנית החומש, והמקורות התקציביים ליישומה יוקצו מתקציבי משרדי הממשלה הנוגעים בדבר בהתאם להחלטת ממשלה מספר 188 מיום 12 במאי 2009.

דיור

המשרד לקליטת העלייה מסייע בדיור לעולים החדשים הנמנים על שתי קבוצות עיקריות - עולים מאתיופיה בתקופת שהייתם הראשונה בישראל וקשישים עולים. בשנים 2009 ו-2010 תימשך הרחבת תכניות הסיוע ארוכות הטווח לתשלום שכר דירה לשוכרים דירות בשוק הפרטי, זאת לצד המשך מתן פתרונות דיור מגוונים אחרים. הסיוע שמעניק המשרד לקליטת העלייה ניתן לצד הסיוע המוענק על ידי משרד הבינוי והשיכון תוך חפיפה חלקית בתחומי האחריות.

תקציב משרד הפנים והרשויות המקומיות

הצעת תקציב משרד הפנים לשנות התקציב 2010-2009 (סעיפים 06, 18 ו-68), ללא תקציבי מימון מפלגות ומימון בחירות לכנסת (סעיף 14), מסתכמת בכ-3,916 מיליון ש"ח בהוצאה, כ-43 מיליון ש"ח בהוצאה מותנית בהכנסה, וכ-99 מיליון ש"ח בהרשאה להתחייב בשנת הכספים 2009. בשנת הכספים 2010 היא מסתכמת בכ-3,583 מיליון ש"ח בהוצאה, כ-47 מיליון ש"ח בהוצאה מותנית בהכנסה, וכ-98 מיליון ש"ח בהרשאה להתחייב.

דגשים לשנות הכספים 2010-2009

רשויות מקומיות

שיפור יכולות ניהוליות בשלטון המקומי במסגרת התכנית לעדיפות לאומית לפריפריה

אחת מאבני היסוד בשירות מוניציפאלי איכותי היא יכולת הניהול של בכירי הרשות המקומית. יכולת ניהולית גבוהה מאפשרת לשקול סדר עדיפויות ראוי במסגרת המשאבים הקיימים, והכול — באופן יעיל ושקוף לציבור.

על מנת לשפר את יכולות הניהול של מקבלי ההחלטות בדרג הנבחר ובדרג הניהולי ברשויות מקומיות, החליטה הממשלה ביום 24 באוגוסט 2008, במסגרת התכנית הכלכלית לשנת 2009, להקצות כספים למימון סדנאות ניהול ברשויות המקומיות.

הארכת כהונתן של ועדות ממונות

על מנת לאפשר פעילות יעילה יותר של הממשלה ברשויות המקומיות אשר הגיעו למצב של חדלות פירעון או שאינן מספקות שירותים מספקים לתושביהן בעקבות כשל ניהולי, החליטה הממשלה ביום 24 באוגוסט 2008 להאריך את התקופה המינימאלית לפעילות ועדות ממונות ברשויות מקומיות לשלוש שנים. זאת, במסגרת התכנית הכלכלית לשנת 2009 וכהמשך להחלטה מספר חכ/131 של ועדת השרים לעיני חברה וכלכלה מיום 19 באוגוסט 2008. הארכת תקופת הכהונה של ועדה ממונה תאפשר לשקם את הרשויות הללו לטווח ארוך ולייצבן מבחינה כלכלית וניהולית. ההחלטה תיכנס לתוקף בשנת 2009 בכפוף להשלמת הליך החקיקה בכנסת.

הסדרי הבראה ברשויות מקומיות

בשנים 2010-2009 יימשך הטיפול במשבר התקציבי ברשויות המקומיות, מתוך מטרה להביא לייעול מערכת השלטון המקומי ולניהול תקציב מאוזן. היעד הוא מתן שירותים ברמה סבירה לאזרחים, לאורך זמן וביעילות הכלכלית המרבית.

הוצאות הרשויות המקומיות בשנים האחרונות היו גדולות בהיקף של כ-2 מיליארד ש"ח בשנה מהתקציב שאושר על ידי הרשויות המקומיות עצמן ועל ידי משרד הפנים, מבלי שהיה לכך, במרבית המקרים, מקור תקציבי. פער זה בין היקף התקציב המאושר לבין היקף התקציב שבוצע, הביא כאמור ליצירת גירעונות משמעותיים בתקציבי הרשויות המקומיות.

אחד הכשלים הבולטים בשלטון המקומי נמצא בתחום גביית המסים המוניציפאליים. שיעורי הגבייה הנמוכים מארנונה בחלק מהרשויות, מהווים גורם משמעותי בהיווצרות הגירעונות בתקציבי הרשויות. על אף התחייבויות שונות שהשלטון המקומי נטל על עצמו במטרה להגדיל את הגבייה העצמית, נכון לשנת 2007 ישנן בישראל 62 רשויות מקומיות שבהן אחוזי הגבייה נמוכים מ-50%.

גבייה נמוכה של מסים מוניציפאליים לצד חוסר ריסון תקציבי, מחייבים יישום תכניות הבראה. בשנת 2008 נמצאו 103 רשויות מקומיות בתכניות הבראה, 25 מהן נוהלו על ידי ועדות ממונות.

בשנים 2010-2009 צפויים הסדרי ההבראה להימשך, וזאת תוך הפעלת אמצעים לשיפור הניהול הכספי בשלטון המקומי. כמו כן, יידרש המשך פיקוח הדוק על התנהלותן התקציבית השוטפת של הרשויות המקומיות מתוך מטרה למנוע היווצרות של גירעונות נוספים, ויינקטו פעולות לצמצום מקורות האשראי המממנים את הגירעונות ובהם הספקים, העובדים, הבנקים והאשראי החוץ תקציבי.

איחוד רשויות מקומיות

בישראל קיימות 253 רשויות מקומיות, מתוכן כ-140 רשויות המונות 10,000 תושבים או פחות מכך. ריבוי הרשויות המקומיות הוא אחת הבעיות המרכזיות של השלטון המקומי בישראל, שכן הוא מונע ניצול יתרונות לגודל בתפקוד הרשות המקומית ומקשה על תפקודן של רשויות קטנות, וכן מגביר את תלותן בהעברות תקציביות מהשלטון המרכזי. איחוד רשויות מקומיות מהווה צעד משמעותי להבראת השלטון המקומי ולהגברת היעילות הכלכלית והניהולית ברשויות.

על כן החליטה הממשלה ביום 12 בספטמבר 2006 על המשך תהליך איחוד הרשויות. לצורך כך מינה שר הפנים ועדת חקירה אשר תמליץ לשר הפנים אילו רשויות מקומיות יש לאחד, בין היתר תוך בחינת מצבן הכלכלי של אותן רשויות מקומיות ויעילות ניהולית ותכנונית שתושג עקב האיחוד.

עד כה פרסמה הוועדה המלצה על שני איחודים: איחוד היישובים מעלה אפרים ובקעת הירדן לרשות מקומית אחת; ואיחוד היישובים אלקנה, שערי תקווה, עץ אפרים ואורנית לרשות מקומית אחת. בשנים 2010-2009 צפויה הוועדה לפרסם המלצות לאיחודים נוספים.

הגברת האכיפה על השלטון המקומי

בשנת 2009 יחל לפעול במשרד הפנים אגף בכיר לתאגידים עירוניים במינהל לשלטון מקומי. אגף זה יהיה האחראי להסדרת פעילותם של התאגידים האמורים.

שינוי כללי הדיווח החשבונאי ברשויות המקומיות

לפני כעשור הוגשו המלצות של ועדת ברנע לשינוי שיטת הדיווח הכספי ברשויות המקומיות ולמעבר משיטת המזומן למחצה לשיטת הצבירה המלאה. בשנת 2000 נערך פיילוט מצומצם ליישום השיטה. החל משנת 2004 נעשתה התאמה של הדוחות הכספיים המבוקרים לשיטה החדשה, כולל שימוש בנתוני משרד האוצר לצורך חישוב החובות האקטואריים של עובדי הרשויות המקומיות. בשנת 2009 תושלם הפעילות של משרד הפנים במטרה לשנות את שיטת הדיווח החשבונאי ברשויות המקומיות ולהמירה בשיטה הדיווח הצובר, כנהוג בכלל הגופים במשק. הרישום בשיטה החדשה ישתקף בדוחות שיפרסמו הרשויות בשנת 2010.

מיסוי מוניציפאלי

ביום 12 בספטמבר 2006, החליטה הממשלה להקים ועדה ציבורית לבחינת רפורמה בארנונה. הוועדה צפויה להגיש את המלצותיה במהלך שנת 2009. בין המלצות הוועדה תיכלל התייחסות לצמצום מספר סיווגי הארנונה ולהאחדת שיטת המדידה.

רישוי עסקים

בשנת 2007 הוגשו לממשלה המלצות הוועדה לרישוי עסקים. עיקר המלצות הוועדה עסקו ביצירת 'מפרט אחיד' לדרישות גורמי הרישוי; בהגברת השקיפות והנגישות של תהליך הרישוי באמצעות העברת התהליך לאינטרנט; וביצירת מסלול מקוצר לקבלת רישיון עסק עבור עסקים אשר אין בהם סיכון לציבור. בהחלטת הממשלה מיום 24 באוגוסט 2008, במסגרת התכנית הכלכלית לשנת 2009, הוחלט ליישם חלק מההמלצות באמצעות חקיקה אשר תובא יחד עם התכנית הכלכלית לשנת 2009.

הקמת רשות כבאות ארצית

מערך הכבאות בישראל הוא מערך מוניציפאלי המורכב מ- 24 שירותי כבאות, מהם 20 איגודי ערים וארבע מחלקות עירוניות. הרשויות המקומיות אחראיות למימון נתח משמעותי מתקציבי שירותי הכבאות על פי חוק. שירותי הכבאות אינם כפופים לגוף פיקודי מרכזי.

המבנה הנוכחי של מערך הכבאות גורם קשיים רבים בתפקודו: המבנה המבוזר אינו מנצל יתרונות לגודל וגורם קשיים בשליטה, בתכנון ובתיאום ההיערכות והמענה המבצעי של שירותי הכבאות למצבי חירום לאומיים. בנוסף לכך, התלות התקציבית של איגודי הכבאות ברשויות המקומיות יוצרת חוסר יציבות וקשיים כלכליים בחלק מהאיגודים אשר אינם מקבלים את התקציבים הדרושים להם מהרשויות המקומיות.

בתאריך 11 במאי 2008, התקבלה החלטת ממשלה מספר 3484, בדבר רפורמה במבנה הכבאות. במסגרת הרפורמה תוקם רשות ארצית לכבאות ולהצלה, אשר תאחד את כלל איגודי הכבאות לרשות פנים-ממשלתית עצמאית. הרשות צפויה לקום במהלך השנים 2010-2009, בתום עבודת המטה הנעשית כיום בממשלה.

רשות הכבאות תתוקצב ישירות על ידי הממשלה, והחלק היחסי שהועבר עד היום על ידי הרשויות המקומיות ייגזר ממענקי האיזון. ברשויות נטולות מענקי איזון תתבצע התחשבנות לצורך העמדת חלקן בתקציב הרשות, במסגרת העברת הנכסים העירוניים שלהן לידי רשות הכבאות.

רשות האוכלוסין, ההגירה ומעברי הגבול

בהחלטת ממשלה מספר 3434 מיום 13 באפריל 2008, הוחלט על הקמת רשות האוכלוסין, ההגירה ומעברי גבול במשרד הפנים.

הרשות תמלא את תפקידו של מינהל האוכלוסין בטיפול בכל הנושאים הקשורים לניהול האוכלוסין וההגירה במדינת ישראל. בנוסף לזאת ובהתאם להחלטת הממשלה מיום 1 בספטמבר 2008, הרשות אחראית על כלל היבטי הטיפול בעובדים זרים משלב הנפקת היתרי העבודה ועד ליישום צעדי אכיפה והרחקה מהארץ.

במהלך השנים 2010-2009, יושלמו המהלכים הנדרשים במטרה לאחד תחת רשות ההגירה את פעילותם של יחידת האכיפה והתשלומים במשרד התמ"ת, מינהל האוכלוסין, מערך בקרת הגבולות ומשטרת ההגירה.

תכנון פיזי

בשנים האחרונות מקדם מינהל התכנון במשרד הפנים תפישה חדשה, הרואה את מערכות התכנון ברמות השונות כמערכת אחת, הפועלת תחת הכותרת – 'השירות התכנוני'. תפישת 'השירות התכנוני' מכוונת לייעל ולשפר את פעילות מערכת התכנון, ויש לה שני תפקידיה עיקריים:

תכנון יוזם – יצירה אקטיבית ועקבית של 'קודקס התכנון של מדינת ישראל' - תשתית מלאה ועדכנית של תכנון מתארי ברמה הארצית, המחוזית והמקומית, התואמת את צורכי המשק והחברה ואת מדיניות התכנון העדכנית.

שיפור רמת השירות – הפיכת מוסדות התכנון ומשרתי הציבור בתוכם מ'שומרי החותם' ל'נותני שירות', תוך שינוי דפוסי עבודה ותפישה ושיפור מתמיד ברמת השירות הניתן ללקוחות התכנון – ציבוריים ופרטיים כאחד.

ניתוח תוצאות תכנית העבודה התלת-שנתית של מינהל התכנון לשנים 2007-2005 הוכיח כי שתי האסטרטגיות – 'השירות התכנוני' ו'התכנון היוזם' - הצליחו לקצר ולייעל הליכי תכנון וליצור תשתית תכנונית עדכנית במגוון תחומים. עם זאת, נדרש המשך שיפור ברמת השירות תוך צמצום משך הטיפול בתכניות במוסדות התכנון. כמו כן, נדרשים השלמה ועדכון של התכנון המתארי בכל הרמות.

לאור הלקחים מתכנית העבודה כאמור ובשל צרכים חדשים והחלטות חדשות, עודכנו היעדים המרכזיים של 'השירות התכנוני' וגובשה תכנית עבודה תלת-שנתית חדשה לשנים 2010-2008, הכוללת גם יעדים מדידים שסוכמו בתיאום עם משרד האוצר. במסגרת התכנית הושם דגש על צמצום משך הטיפול בתכניות במוסדות התכנון; ייזום תכניות מתאר ברמה הארצית, המחוזית והמקומית; קידום תכניות להתחדשות עירונית; והמשך ביזור הסמכויות לאישור תכניות לוועדות המקומיות לתכנון ולבנייה.

במסגרת הרפורמה במקרקעי ישראל, אשר אושרה על ידי הממשלה, הוטל על מינהל התכנון להרחיב את ביזור הסמכויות לוועדות המקומיות לתכנון ובנייה. בתוך כך נקבע יעד להסמכת עשר ועדות מקומיות בכל אחת מהשנים 2014-2010.

רפורמה בחוק התכנון והבנייה

על מנת להתאים את חוק התכנון והבנייה למציאות התכנונית בת זמננו וכן לפשט ולייעל את הליכי התכנון, גיבש צוות בין-משרדי בראשות מנהל מינהל התכנון במשרד הפנים הצעה לרפורמה בחוק התכנון והבנייה. להלן עיקרי המלצות הצוות:

- הפחתת רמת הפירוט הנדרשת מתכניות מתאר מקומיות והפיכתן לתכניות כלליות וגמישות
- הרחבת סמכויות הוועדות המקומיות לתכנון ובנייה לאישור תכניות מפורטות
- ביטול כפילויות בעבודת הוועדה לשמירה על קרקע חקלאית ועל שטחים פתוחים
- שיפור מנגנון הפיצויים בגין פגיעה כתוצאה מאישור תכנית לפי סעיף 197 לחוק התכנון והבנייה תוך יצירת הבחנה בין פגיעה ישירה במקרקעין נשוא התכנית לבין פגיעות עקיפות במקרקעין ותוך נטרול אלמנט הציפיות מחישוב גובה הפיצוי.
- הקמת ועדות ערר מחוזיות לצורך הכרעה בעררים על החלטות ועדה מקומית בנושאי פיצויים לפי סעיף 197 והיטלי השבחה.

חלק מן הרפורמה הנוגע להרחבת סמכויות הוועדות המקומיות והקמת ועדת ערר לפיצויים לפי סעיף 197 והיטלי השבחה, אושר כבר על ידי הממשלה במסגרת המדיניות הכלכלית לשנת 2006 ועל ידי הכנסת במסגרת חוק ההסדרים במשק המדינה לשנת 2006, והוא מצוי בשלבי יישום מתקדמים. יתר המלצות הוועדה הוגשו לשר הפנים והן מצויות בתהליך של גיבוש תזכיר חוק.

קידום פרויקטים לאומיים

לצורך האצת קידומם של פרויקטים בעלי חשיבות לאומית אשר אינם מקודמים במסגרת הוועדה לתכנון ובנייה של תשתיות לאומיות (ות"ל) החליטה הממשלה, במסגרת התכנית הכלכלית לשנת 2010, לקדם פרויקטים אשר שר האוצר ושר הפנים יקבעו כי הם בעלי חשיבות לאומית במסגרת תכנית מתאר ארצית ברמה מפורטת במועצה הארצית לתכנון ובנייה. בהמשך לזאת סוכם בין משרד האוצר למינהל התכנון על הקמת אגף ייעודי אשר יביא לקידום התכניות עד לאישורן בפרק זמן שלא יעלה על שנה.

התחדשות עירונית

מטרתו של פרויקט ההתחדשות העירונית היא לגרום לניצול יעיל יותר של הקרקע, התשתיות ומוסדות הציבור באזורים מבונים באמצעות תוספת זכויות בנייה, שיקום וחידוש מבנים. מטרות הפרויקט הם:

- התמודדות עם מצוקת הקרקע כמשאב מוגבל, הגבלת השימוש בשטחים פתוחים והתמודדות עם תופעת הפרבור
- חידוש מרכזי ערים מתיישנים
- מיצוי הפוטנציאל התכנוני של הקרקע ושדרוג תשתיות.

על מנת לקדם את פרויקט ההתחדשות העירונית תוקם ועדת משנה לוועדה מחוזית שמטרתה היא קידום ואישור תכניות פינוי—בינוי.

היחידה הארצית לפיקוח על הבנייה

בשנים 2010-2009 צפויה היחידה הארצית לפיקוח על הבנייה להתמקד בבלימת הבנייה הבלתי חוקית במחוז הדרום שבו נבנים מדי שנה כ-3,500 מבנים בלתי חוקיים חדשים. זאת, במאמץ מרוכז להוצאת צווי הריסה מנהליים וביצוע הריסות באופן מידי ושוטף.

על פי סיכום בין שר הפנים לשר המשפטים, האחריות והסמכות להגשת תביעות בעבירות תכנון ובנייה וניהולן יועברו למשרד המשפטים החל משנת 2009.

לצורך הגברת האכיפה של חוק התכנון והבנייה, משרד הפנים מקדם הצעת חוק לתיקון פרק העונשין בחוק התכנון והבנייה. הצעת החוק הונחה על שולחן הכנסת ומצויה בהליכי חקיקה. ההצעה כוללת מספר צעדים ובכללם החמרת הענישה על עבירות תכנון ובנייה והקלות שונות על פעילותם של גופי האכיפה והתביעה.

במסגרת התכנית הכלכלית לשנת 2010-2009 , החליטה הממשלה על צעדים להגברת האכיפה של חוק התכנון והבנייה תוך התמקדות בפגיעה בתמריצים הכלכליים שבבסיס עבירות הבנייה ובהגברת הסיוע של משטרת ישראל לביצוע פעולות האכיפה. במסגרת ההחלטה הנחתה הממשלה את רשות המסים לבחון אי הכרה לצורכי מס בהוצאות בנייה, הוצאות שכירות והוצאות פחת בגין מבנים בלתי חוקיים. כמו כן, נוכח הבעייתיות שבפעילות יחידת מתפ"א במשטרת ישראל, אשר לא הביאה להגברת הסיוע ממשטרת ישראל לפעולות האכיפה, קבעה הממשלה למשטרת ישראל יעדים כמותיים לסיוע בפעולות אכיפת חוק התכנון והבנייה ודיני המקרקעין.

משרדי המדע, התרבות והספורט

הצעת תקציב של משרד המדע והטכנולוגיה ושל משרד התרבות והספורט לשנות הכספים 2010-2009 (סעיף 19), מסתכמת בכ-821.0 מיליון ש"ח בהוצאה ברוטו, מתוכם כ-22.4 מיליון ש"ח בהוצאה מותנית בהכנסה וכ-41.2 מיליון ש"ח בהרשאה להתחייב בשנת הכספים 2009. בשנת הכספים 2010 היא מסתכמת בכ-891.4 מיליון ש"ח, מתוכם 22.4 מיליון ש"ח בהוצאה מותנית ובכ-105.5 מיליון ש"ח בהרשאה להתחייב.

החלטת ממשלה מספר 24 מיום 20 באפריל 2009 קבעה כי משרד המדע, התרבות והספורט יחולק כך שתחומי המדע והטכנולוגיה יעברו למשרד חדש אשר ייקרא 'משרד המדע והטכנולוגיה' ותחומי התרבות והספורט יישארו במשרד אשר ייקרא מעתה 'משרד התרבות והספורט'. הצעת תקציב משקפת את השינוי האמור.

במסגרת אחריותם פועלים המשרדים לקביעת מדיניות, לקידום, לחיזוק ולהקמת תשתית בשלושת התחומים העיקריים שבסמכותו — המדע, התרבות והספורט.

דגשים מרכזיים לשנות הכספים 2010-2009

תחום המדע

המשרד תומך בפיתוח התשתיות המדעיות והטכנולוגיות במדינת ישראל ובמחקר התשתיתי המעודד צמיחה ומצוינות ומאפשר את מימוש הפוטנציאל הכלכלי הטמון בידע מדעי-טכנולוגי. בנוסף, המשרד פועל לפיתוח ולביסוס קשרי החוץ המדעיים, לקידום המדע הישראלי ולביסוס מעמדה המדעי הבין-לאומי של מדינת ישראל. כמו כן, המשרד פועל לביסוס מעמדה של מדינת ישראל בתחום החלל תוך שיתוף פעולה עם התעשיות והמוסדות האקדמיים בארץ ועם סוכנויות חלל בחו"ל. סוכנות החלל תתמקד בפיתוח לוויינים ואמצעים טכנולוגיים, ובעיקר בפרויקט 'ונוס' בשיתוף עם ממשלת צרפת.

עיקרי השינויים בהצעת התקציב בתחום המדע

- **פרויקט 'ונוס'** — פרויקט משותף עם ממשלת צרפת ועם התעשיות הביטחוניות. בהתאם להתקדמות הפרויקט יתוקצבו 8 מיליון דולר במהלך השנים 2013-2008 .
- **המועצה הלאומית למחקר ופיתוח** — תיקון חוק המועצה הלאומית למחקר ופיתוח אזרחי התשס"ג-2002, מיום 27 בדצמבר 2007, קובע כי תקציב המועצה ייקבע במסגרת סעיף התקציב של משרד המדע. בהתאם לכך תוקצבה פעילות המועצה ב-7.4 מיליון ש"ח לשנת הכספים 2009 וב-6.7 מיליון ש"ח לשנת הכספים 2010. תפקידה של

המועצה הלאומית למחקר ופיתוח הוא לייעץ לממשלה בגיבוש מדיניות לשם ניצול המאגר המדעי והטכנולוגי האזרחי של מדינת ישראל ולצורך פיתוחו.

- **מחקרי תשתית מדעית** -- במסגרת הסיכום התקציבי בין משרד המדע והטכנולוגיה ומשרד האוצר יתוסף, במהלך כל אחת מהשנים 2009-2010 סכום של 5 מיליון ש"ח בהרשאה להתחייב למחקרי תשתית מדעית.
- **תמיכה במחקר ופיתוח אזורי** — במסגרת הסיכום התקציבי בין משרד המדע והטכנולוגיה ומשרד האוצר יתוסף, במהלך כל אחת מהשנים 2009-2010, מיליון ש"ח לתמיכה במרכזי מחקר ופיתוח אזוריים.
- **מימון התחייבויות עבר** — במסגרת הסיכום התקציבי בין משרד המדע והטכנולוגיה ומשרד האוצר לתקציב יתוסף במהלך שנת הכספים 2009 תקציב בהיקף של 35 מיליון ש"ח, ובמהלך שנת הכספים 2010 יתוסף תקציב בהיקף של 30 מיליון ש"ח למימון התחייבויות עבר בתחום מחקרי התשתית.

תחום התרבות

בתחום התרבות יטפל המשרד במוסדות תרבות ואמנות בישראל, במפעלים ובאירועי תרבות שונים; יסייע למוסדות תרבות ואמנות; ויתמוך במיזמים בתחום התרבות. במסגרת זו יפעל המשרד לביסוס מעמד האמן היוצר, האמן המבצע והיצירה המקורית, המהווים את התשתית לחיי התרבות והאמנות בישראל. המשרד יפעל לעידוד איכות ומצוינות באמנויות השונות ולטיפוח היצירה האמנותית והתרבותית בפריפריה הגיאוגרפית והחברתית, בצד טיפוח הפלורליזם והדיאלוג הרב-תרבותי. כמו כן יפעל המשרד להבטחת קיומם וקידומם של מוסדות ותשתיות התרבות והאמנות; לנגישותה של היצירה האמנותית והתרבותית לכלל מגזרי האוכלוסייה; לשמירה ולהבטחה של חופש היצירה והביטוי בכל תחומי התרבות והאמנות; ולעידוד יצירה וצריכה של אמנות ותרבות במגזר הערבי, הבדואי והדרוזי. בשנים 2009-2010 יקדם המשרד בחינה מחודשת של הקריטריונים לתמיכה במוסדות תרבות לקידום הקצאה מיטבית של משאבים.

תחום הספורט

המשרד מסייע לרשויות מקומיות, להתאחדויות ולאגודות הספורט בפיתוח הספורט בכל צורותיו ורמותיו. כמו כן, המשרד פועל בתחומים שונים להעלאת רמת הכושר הגופני והמיומנות הספורטיבית; לטיפוח כישרונות צעירים בענפי ספורט שונים; ליצירת דפוסי התנהגות ספורטיביים; לחיזוק התהליך החינוכי למשמעת עצמית ולכיבוד החוקים בתחרויות; ולטיפוח ושימור איכויות גבוהות ורמות הצטיינות לאומיות ובין-לאומיות בענפי הספורט השונים. כמו כן, ברחבי המדינה מופעלים מרכזי מצוינות בענפי ספורט אולימפיים. במרכזים אלה מתאמנים בני נוער מחוננים בספורט, המהווים את התשתית לספורט ההישגי של ישראל. בשנת 2009-2010 המשרד יפעל להסדיר את התקנות ואת האמצעים להפעלת ספורט מוטורי בישראל ויקדם פרויקטים לטיפוח ולקידום המצוינות בחינוך הגופני ובספורט.

עיקרי השינויים בהצעת התקציב בתחום התרבות והספורט

- **הקמת מועצה לאומית** — במסגרת התכנית הכלכלית של הממשלה לשנים 2009-2010 אישרה הממשלה בהחלטה מספר 155 מיום 12 במאי 2009 להקים מועצה לאומית אשר תייעץ לשר הספורט בעניינים שלהלן:

קביעת מדיניות כוללת וארוכת טווח בתחום הספורט

קביעת סדרי עדיפויות להשקעות בתחום הספורט

קביעת מבחנים לתמיכה באגודות ובאיגודי הספורט וכן מבחנים לתמיכה בהקמת מתקני ספורט.

אמות המידה שייקבעו יחולו על הגופים הציבוריים העוסקים בהקצאת משאבים בתחום הספורט: משרדי הממשלה, המועצה להסדר הימורים בספורט ומפעל הפיס, על מנת להביא להקצאה מיטבית של משאבים בראייה כוללת וארוכת טווח. בנוסף, הוחלט על שינויים בהרכב המועצה להסדר ההימורים בספורט באופן שישקף את השינויים במטרות המועצה.

- **תקציב מנהל תרבות** — ביום 27 בנובמבר 2008 נחתם הסכם בין משרד התרבות והספורט, משרד האוצר ופורום מוסדות התרבות בישראל המעגן את תקציב מינהל התרבות לשנים 2009-2011, כך שתינתן לבסיס התקציב תוספת של 21 מיליון ש"ח בהבשלה מלאה. בהתאם להסכם האמור יעמוד תקציב התרבות לשנת הכספים 2009 על 456 מיליון ש"ח (לא כולל נושא הקולנוע ובנוסף לתקציבים ייעודים כגון: פיתוח בית התפוצות, חוק הספריות וכו'). בהתאם לכך נוספו 11 מיליון ש"ח לבסיס תקציב מינהל התרבות לשנת הכספים 2009 וכ-5 מיליון ש"ח נוספים לשנת הכספים 2010. בנוסף לאמור לעיל, בכל אחת מהשנים 2009-2010 יוקצו 5 מיליון ש"ח לשיפוץ מוסדות תרבות.
- **תקציב הקולנוע** — ביום 3 בפברואר 2009 נחתם הסכם בין משרד התרבות והספורט ומשרד האוצר המעגן את תקציב התמיכה בקולנוע לשנים 2009-2013, הכולל תוספת של 9 מיליון ש"ח לכל אחת מהשנים האמורות. בהתאם להסכם האמור יעמוד תקציב התמיכה בקולנוע לכל אחת משנת הכספים 2009-2010 על 67 מיליון ש"ח בהרשאה להתחייב.
- **חוק הספריות** — תיקון מספר 3 לחוק הספריות הציבוריות, תשל"ה-1975 מיום 26 ביולי 2007, קובע כי השתתפות המדינה בהחזקתן ובניהולן של הספריות הציבוריות תהיה בשיעור 50% מסכום הבסיס. סכום הבסיס מוגדר כסכום הכולל של השתתפות אוצר המדינה והרשויות המקומיות בהחזקתן ובניהולן של הספריות הציבוריות בשנת 2006. הגידול בתקציב פרוס על פני מספר שנים, והתוספת לשנת 2009 היא 11 מיליון ש"ח.
- **שימור אתרים** — במסגרת הסיכום התקציבי שנחתם בין משרד התרבות והספורט ומשרד האוצר לשנים 2009-2010 יתוספו 7 מיליון ש"ח בכל שנה מהשנים האמורות לפעילות שימור אתרים.
- **תקציב מנהל ספורט** — במסגרת הסיכום התקציבי שנחתם בין משרד התרבות והספורט ומשרד האוצר לשנים 2009-2010 יתוספו 21.5 מיליון ש"ח בכל שנה מהשנים האמורות לפעילות מינהל הספורט ואבטחת משלחות ספורט ייצוגיות, מתוכם יתוספו 15 מיליון ש"ח לבסיס תקציב 2010.

ענפי המשק

המשרדים הכלכליים

משרד התעשייה, המסחר והתעסוקה, משרד התיירות ומשרד החקלאות פועלים לעידוד צמיחה בת קיימא בענפי המשק השונים בשתי דרכים עיקריות:

- ייזום וקידום רפורמות מבניות וענפיות, שתכליתן שיפור כושר התחרות של המשק הישראלי וכן הגברת התחרות וצמצום מעורבות הממשלה בשווקים, באמצעות הסרת חסָמים מנהליים ופתיחת 'צווארי בקבוק'.
- ניהול תקציב התמיכות למגזר העִסקי, שנועד בעיקרו להשתתף בסיכונים המוטלים על החברות העִסקיות.

מאפייני התקציב

מאפייניו העיקריים של התקציב לשנות הכספים 2010-2009 בתחום המשרדים הכלכליים הם:

- יצירת התנאים להיווצרותם של מקורות תעסוקה שיענו על צרכים כלכליים ארוכי טווח, תוך מתן עדיפות לאזורי הפריפריה.
- פיתוח הפעילות הכלכלית הבין-לאומית של ישראל, ובכלל זה הסכמי סחר, קידום התיירות וקידום הייצוא הישראלי לשאר מדינות העולם.
- עידוד מחקר ופיתוח כאמצעי לפיתוח תשתית ידע, שתנצל ותקדם את יתרונותיה היחסיים של ישראל בתעשייה ובחקלאות.

ענף התעשייה

בשנת 2008 נמשכה אמנם הצמיחה של המשק הישראלי והיא עמדה על 4%, אך במחצית השנייה של השנה עלה התמ"ג בכ-1.3% בלבד לפי נתוני המגמה. התוצר העסקי בשנת 2008 עלה ב 4.4% כאשר במחצית השנייה של השנה חלה האטה ניכרת בשיעור הגידול. המשק הישראלי הושפע מהמיתון בשווקי העולם אשר החל בעקבות המשבר הפיננסי בשנת 2008.

התוצר העסקי מהווה כ- 75% מהתוצר המקומי. מתוך התוצר העסקי, מהווה התוצר התעשייתי 22%, והשירותים והמסחר מהווים 54% נוספים. על כן יש לענפים אלו השפעה משמעותית על צמיחת המשק. המגזר העסקי תרם

את חלק הארי בצמיחת המשק בשיעורי גידול של 6.2% בשנת 2005, 6.4% בשנת 2006 ו- 6.2% בשנת 2007. הייצור התעשייתי בשנת 2008 עלה בכ-7% לאחר שזינק ב-4.6% בשנת 2007.

בחודשים ינואר- פברואר 2009 ירד הייצור התעשייתי בשיעור של כ-3.2% לעומת החודשיים הראשוניים אשתקד. הירידה בייצור חלה בשלוש מקבוצות ענפי הטכנולוגיה, אך בקבוצת הטכנולוגיה העילית חלה עלייה בשיעור של 8.6%.

ענף התיירות

החל משנת 2003 חלה התאוששות בתיירות הנכנסת לישראל לאחר המשבר שפקד את הענף משנת 2000, כתוצאה מהאירועים הביטחוניים בארץ. התאוששות זו נבלמה חלקית ולפרק זמן מוגבל כתוצאה מהמלחמה אשר פרצה בקיץ 2006. בשנה זו הסתכם מספר התיירים בכ-1.83 מיליון. בשנת 2007 שב הענף והתאושש, ועד סוף שנת 2007 נכנסו לישראל כ-2.3 מיליון תיירים, גידול חד של 25% בהשוואה לשנה הקודמת. מגמה חיובית זו נמשכה ואף התגברה במהלך שנת 2008, ותנועת התיירים בה הסתכמה בכ-2.8 מיליון תיירים. במקביל, נשמרת תנועה ערה של תיירות פנים בשנים האחרונות והיא מסתכמת בכ-12 מיליון לינות בשנה, מתוך סך לינות בבתי מלון רשומים של כ-20.5 מיליון.

הצעת התקציב לשנים 2010-2009 כוללת גידול בהקצאת המשאבים למתן מענקים לפיתוח התיירות.

ענף החקלאות

החקלאות מאופיינת בשנים האחרונות בשינויים הדרגתיים במבנה של המשק החקלאי. עיקר השינויים נובע מהגדלת יחידות הייצור ומהרחבת הייצור תוך צמצום מספר העוסקים בחקלאות ביחס להיקף הגידול, זאת כתוצאה מהפריון הגבוה בענף ומהגבָּרת התחרות בו.

בהמשך למדיניות הממשלה להפנמת היתרונות לגודל ברפת, מדיניות שנועדה לשפר את היעילות במקטע הייצור בענף החלב, החליטה הממשלה, במסגרת אישור תקציב 2006, על צמצום היקף הפיקוח על מחירי מוצרי החלב לצרכן, כך שהוא יחול על ארבעה מוצרים בסיסיים בלבד. כמו כן, במהלך שנת 2007, קידמה הממשלה תיקון של חוק תכנון משק החלב. במסגרת תיקון זה, יעגן החוק החדש את הפיקוח על מחיר המטרה שהמחלבות משלמות ליצרנים עבור ליטר חלב. שני השינויים יעגנו במסגרת חקיקתית את התכנון וההסדרה הקיימים בענף החלב.

בדומה לתהליך שהתרחש בענף הרפת ובמטרה לייעל ולשפר את תנאיי הייצור והשיווק של ביצי מאכל בארץ, החליטה הממשלה, בהחלטה מספר 1855 מיום 24 ביוני 2007 על תכנית לעידוד ההתייעלות במשק הייצור והשיווק בענף ביצי המאכל. תכנית זו צפויה להוריד את מחיר הביצים לצרכן ולשפר את כושר הייצור תוך הגדלת יחידות הייצור ושיפור התנאים התברואתיים הקיימים בלולי ההטלה בארץ.

בנוסף לאמור, בהחלטת ממשלה מספר 147 מיום 12 במאי 2009, הוחלט לאמץ את העקרונות הבאים: מתווה הפחתה למכסת העובדים הזרים בענף החקלאות בישראל בין השנים 2015-2009; בחינה עתידית משותפת של העסקת חלק

מהעובדים הזרים בענף החקלאות במתכונת עונתית; תמיכה ממשלתית במחקר ופיתוח של טכנולוגיות; מיכון ותהליכי ייצור לחיסכון בידיים עובדות בסך של 30 מיליון ש"ח לאורך תקופת ההסכם; ותמיכה בסכום של 250 מיליון ש"ח בפריסה רב-שנתית בהטמעתם בשטח. כן קובע המסמך הקצאה של 45 מיליון ש"ח עבור תמריצים להעסקת עובדים ישראלים במהלך שנות הסיכום. לאור האמור, מכסת העובדים הזרים שיועסקו בחקלאות בשנים 2010-2009 תעמוד על 27,500 ו-26,000 בהתאמה. בשנת 2015 תעמוד מכסת העובדים הזרים על 18,900.

ענף התקשורת

בשנים האחרונות מצוי שוק התקשורת בישראל במגמת האצה. חלקו של שוק התקשורת בכלל התוצר נאמד בכ-4.6% מהתוצר. מדיניות הממשלה בענף מתבססת על העיקרון שלפיו קידום התחרותיות בשוק התקשורת הוא הבסיס לשיפור, להספקת השירותים ולהוזלת רמת המחירים לטובת הצרכנים הפרטיים והעסקיים. בהתאם למדיניות זו, הופכת הממשלה בהדרגה משחקן פעיל בשוק התקשורת לרגולטור העוסק בפיקוח על הפעילות המתקיימת בו בלבד, זאת באמצעות הקטנת אחזקותיה בחברת 'בזק', קידום המהלך להסרת המגבלות החלות על חברת הדואר וקידום הפרטת החברה.

מדיניות הממשלה בשנות הכספים 2010-2009 צפויה להתמקד בקידום התחרות בתחום התקשורת ובפיקוח על החברות הפעילות במגוון תחומי התקשורת. בכלל זאת, בשנות התקציב יפעלו גופי הרגולציה השונים לקידום הרפורמה בתחום שידורי הטלוויזיה; תיעשה פעילות לשיפור רווחת הצרכן בתחום הטלפוניה הנייחת והניידת; וייעשו שינויים להרחבת מגוון השירותים הניתנים על ידי בנק הדואר.

משרד התעשייה, המסחר והתעסוקה

הצעת התקציב הרגיל, תקציב התמיכות בענפי המשק ותקציב הפיתוח של משרד התעשייה, המסחר והתעסוקה לשנות הכספים 2010-2009 (סעיפים 36, 38 ו-76) מסתכמת בכ-3.5 מיליארד ש"ח בהוצאה נטו, 520 מיליון ש"ח בהוצאה מותנית בהכנסה ו-1.44 מיליארד ש"ח בהרשאה להתחייב.

תפקידי המשרד

משרד התעשייה, המסחר והתעסוקה מופקד על קידום ענפי התעשייה והמסחר ועל קידום התעסוקה באמצעות שימוש בכלים תקציביים, מנהליים ותחיקתיים. בתקופה הנוכחית של משבר כלכלי עולמי והאטה בפעילות הכלכלית של המשק הישראלי יש למשרד תפקיד מרכזי בסיוע להאצת הפעילות הכלכלית במשק בכלל ובענפי התעשייה והמסחר בפרט וכן בצמצום השפעות המשבר על שוק העבודה ובראשן העלייה בשיעור האבטלה.

תפקידיו ויעדיו המרכזיים של משרד התעשייה, המסחר והתעסוקה הם:

- קידום המחקר והפיתוח התעשייתי כאמצעי לפיתוח תעשייה עתירת ידע, שתנצל ותקדם את יתרונותיה היחסיים של ישראל, תניב תשואה הולמת להשקעותיו של המשק במחקר האקדמי ותפתח תעשייה בעלת ערך מוסף גבוה וכושר תחרות בעידן הכלכלה הגלובלית.
- פיתוח הפעילות הכלכלית הבין-לאומית של ישראל ובמיוחד סחר החוץ, על מנת להבטיח צמיחה המבוססת על סחר חופשי ושיתוף פעולה כלכלי בין ישראל למדינות אחרות. יעד זה מושג בין היתר בפיתוח ובהעמקה של קשרי סחר החוץ והסכמי סחר, בתמיכה בפעילות שיווקית של מפעלים ובטיפוח קשרים עם משקיעים זרים.
- יצירת תנאים להיווצרותם של מקורות תעסוקה שיענו על צרכים כלכליים ארוכי טווח תוך מתן עדיפות לאזורי הפריפריה.
- הגדלת שיעורי ההשתתפות בכוח העבודה והתעסוקה של כלל האוכלוסייה, לרבות אוכלוסיות של מקבלי גמלאות קיום מתמשכות (כגון קצבת הבטחת הכנסה) ואוכלוסיות ייחודיות כגון חרדים, בני מיעוטים, הורים יחידים ואנשים עם מוגבלויות.
- השקעה בהון האנושי התעסוקתי ושיפורו באמצעות הכשרה והסבה מקצועית לצורך השתלבות וקידום הפרט בשוק העבודה והתאמת ההון האנושי לצורכי המעסיקים.
- עידוד החלפת עובדים זרים בעובדים ישראלים.
- אכיפת חוקי העבודה.

- יצירת סביבה כלכלית תומכת וליווי תעשיות ינוקא על מנת להביא לצמיחת יזמויות חדשות ולהגברת התעסוקה באמצעות עסקים חדשים.
- עידוד מודעות צרכנית ושמירה על כללי מסחר הוגנים שיבטיחו את רווחת הפרט.

נושאים מרכזיים בתכנית העבודה לשנות הכספים 2010-2009

- **עסקים קטנים ובינוניים** — על פי החלטת הממשלה מספר 2190 מיום 12 באוגוסט 2007, ירכז משרד התמ"ת את כל התמיכה בעסקים קטנים ברשות פנים-ממשלתית (סוכנות ביצוע) אחת ויבצע את פעילות התמיכה בעזרת גורמים חוץ-ממשלתיים מתמחים. בנוסף סוכם על הגדלה משמעותית בתקציב שתעמיד הממשלה לצורך תמיכה בפעילות בתחום זה.
- **המדען הראשי** – בשנת 2009 יוקצה סכום של 1,048 מיליון ש"ח בהרשאה להתחייב להמשך קידום המחקר והפיתוח התעשייתי. במסגרת זו יתמוך המדען הראשי בשנת 2009 במחקר ופיתוח בשלביו ההתחלתיים ובפרט במחקר אקדמי מוטה תעשייה. זאת לאור התשואה העודפת הגבוהה למשק מביצוע מחקר ופיתוח בכלל וממחקר בסיסי בפרט.
- **תקינה** – על פי החלטת ממשלה מספר 2191 מיום 12 באוגוסט 2007, יוחלפו או ישונו התקנים הישראליים הרשמיים, כך שעד 30 ביוני 2010, יעמוד שיעור התקנים הבין-לאומיים מסך התקנים הרשמיים על 65% לפחות.
- **פריסה ארצית של תכנית 'אורות לתעסוקה'** — ביצוע והשלמת הפעולות הנדרשות לפריסתה הארצית של התכנית לצמצום התלות בגמלאות קיום מתמשכות, באמצעות שילוב מקבלי הגמלאות במעגל העבודה, לרבות תיקוני החקיקה והליכי המכרז, וזאת בהתאם להחלטות הממשלה בנושא מיום 24 באוגוסט 2008 ומיום 12 במאי 2009, התכנית. במקביל נמשכת הפעלת תכנית ההתנסות באמצעות ארבעה מרכזי התעסוקה הפועלים באזורים הבאים: ירושלים, חדרה נתניה והסביבה, נצרת, נצרת עילית ושדרות ואשקלון. בהתאם לפרק ז לחוק המדיניות הכלכלית לשנת הכספים 2004 (תיקוני חקיקה), התשס"ד 2004, הוחזרו לתכנית משתתפים שעבורם נדרשים מסלולי טיפול מיוחדים ומתבצעות הפעולות הנדרשות לשם החזרתם של משתתפים מעל גיל 45 לתכנית ולשם הרחבת האזורים שבהם פועלים מרכזי התעסוקה במסגרת תכנית ההתנסות עד לפריסה הארצית.
- **'תכנית חמ"ת' (חופשה מוסכמת בתשלום) לסיוע בצמצום היקף הפיטורים בעיקר בענף התעשייה** — במהלך השנים 2010-2009 יפעיל המשרד תכנית שתסייע, בתנאים ובקריטריונים הקבועים לכך, למפעלים הסובלים מהאטה זמנית בפעילות בשל המשבר הכלכלי, לשמר את כוח העבודה הקיים בהם ולהימנע מפיטורים. התכנית תסייע למעסיק להוציא עובדים לחופשה מוסכמת בתשלום של עד שלושה חודשים.
- **שיפור מערך ההכשרה המקצועי** — במהלך השנים 2010-2009 יפעל המשרד לייעול הליכי ההתקשרות, שיפור הפיקוח וקיצור הליך אישור פתיחת קורסי הכשרה מקצועית בביצוע גורמי חוץ; מיקוד ההכשרה המקצועית המבוצעת במרכזים הממשלתיים הנותרים במקצועות עתירי תשתית; הרחבת השימוש בהכשרה פרטנית באמצעות שוברים למימוש במגזר הפרטי וחיזוק מסלול 'הכשרה בעבודה' מוכוונת השמה בשיתוף מעסיקים; ופיתוח כלי בקרה למדידת השגת יעדי ההכשרה. כמו כן תימשך המגמה של מעבר להכשרה מקצועית המותנית בהשמה בעבודה תוך התמקדות במקצועות עתירי עובדים זרים. במסגרת זאת יפעל המשרד לביצוע החלטת הממשלה בדבר התקשרות עם גורמי חוץ לביצוע הכשרה מקצועית למחליפי עובדים זרים בענף התעשייה. בתחום ההכשרה

המקצועית לנוער יפעל המשרד להגדלת מספר בני הנוער הלומדים במסגרות ההכשרה באזורי הפריפריה, וכן לקליטת בני נוער מן המגזר החרדי במסגרות הכשרה מקצועית.

- **עידוד יציאה לעבודה של אמהות עובדות** באמצעות השתתפות במימון החזקת ילדיהן במעונות יום, במשפחתונים ובצהרונים. במסגרת זו התקבלה החלטת ממשלה מספר 3689 מיום 5 ביוני 2005, מתוקפה הורחבו בהדרגה השירותים הניתנים לילדי אמהות עובדות והועמק הסבסוד הניתן להן בהיקף תקציבי של 150 מיליון ש"ח. כמו כן, מתוקף ההסכם הקואליציוני בין סיעות הליכוד והעבודה, יוגדל בסיס תקציב האגף בשנת 2010 ב-200 מיליון ש"ח, סכום אשר ישמש להגדלת היצע מעונות היום ולתמיכה בהרחבת מעגל הזכאים. כמו כן יקדם המשרד חקיקה אשר תקבע חובת רישיון כללית למסגרות מגודל מסוים לפעוטות, במטרה להסדיר את תחום החינוך לגיל הרך ולהרחיב עוד יותר את מעגל הנהנים מסבסוד.

- **אכיפת חוקי העבודה** – במהלך שנת 2008, אוישו כל המשרות החדשות שהוקצו למינהל לאכיפת חוקי עבודה בהתאם להחלטת הממשלה מספר 134 מיום 4 בפברואר 2007, בדבר הגברת אכיפת חוקי עבודה ושכר המינימום. בשנים 2010-2009 יתמקד המינהל בפעולות אכיפה והסדרה בשוק העבודה במטרה להרתיע מעסיקים המפרים חוקי עבודה ולהעלות את המודעות לזכויותיהם החוקיות של העובדים. כמו כן יפעל המינהל להשלמת חקיקת הצעת החוק הממשלתית להגברת האכיפה בדיני העבודה בכנסת, באופן שיאפשר שימוש באכיפה מינהלית כלפי מעבידים, לרבות הטלת עיצומים כספיים על המפרים את חוקי עבודה.

- **העסקת עובדים זרים** – עם הקמת רשות האוכלוסין, ההגירה ומעברי הגבול כיחידת סמך במשרד הפנים, בהתאם להחלטת ממשלה מספר 3434 מיום 13 באפריל 2008, כפי שתוקנה ביום 3 באוגוסט 2008, הועברה כלל פעילות הקצאת ההיתרים והרישיונות להעסקת עובדים זרים, הפעלת מדור התשלומים ומרבית פעילות האכיפה כנגד עובדים זרים ומעסיקיהם, מיחידת הסמך לענייני עובדים זרים במשרד התמ"ת, לרשות האמורה. משרד התמ"ת ימשיך לסייע לרשות ההגירה בתכנון היבטי שוק העבודה הקשורים לתחום העובדים הזרים, באכיפת חוקי עבודה מובהקים וכן יהיה אחראי על ביצוע פעולות להכשרה מקצועית במקצועות עתירי עובדים זרים ובפעולות אחרות לעידוד החלפת העובדים הזרים בישראלים.

משרד החקלאות ופיתוח הכפר

הצעת תקציב משרד החקלאות ופיתוח הכפר לשנות הכספים 2010-2009 (סעיף 33) מסתכמת בכ-860.4 מיליון ש"ח (ברוטו) לשנת הכספים 2009 ובכ-943.2 מיליון ש"ח (ברוטו) לשנת הכספים 2010.

ערך הייצור החקלאי הסתכם בשנת 2007 בכ-22.7 מיליארד ש"ח. בשנת 2007 עלה הייצור החקלאי עלייה ריאלית של 5.9% בהשוואה לשנת 2006. ערך הייצוא החקלאי הטרי הסתכם בשנת 2007 בכ-5.4 מיליארד ש"ח, לעומת כ-4.6 מיליארד ש"ח בשנת 2006. התפתחות זו, המשקפת עליית ערך ריאלית של כ-17% בתמורה שקיבל היצרן, נובעת מעלייה כמותית של 14.3% שלוותה בעליית מחירים ריאלית של 3%.

ערך הייצור החקלאי הסתכם בשנת 2008 בכ-25.1 מיליארד ש"ח. בשנת 2008 עלה הייצור החקלאי עלייה ריאלית של 4.6% בהשוואה לשנת 2007. ערך הייצוא החקלאי הטרי הסתכם בשנת 2008 בכ-4.5 מיליארד ש"ח, לעומת כ-5.4 מיליארד ש"ח בשנת 2007. התפתחות זו משקפת ירידת ערך ראלית של כ-21.3% בתמורה שקיבל היצרן. לאור האמור, ירד חלקו של הייצוא הטרי בכלל ערך הייצור לכ- 17.8% לעומת כ- 23.7% בשנת 2007.

הרפורמות שבוצעו בענפי בעלי החיים בשנים האחרונות, ובכללן: הרפורמות ברפת החלב, בשלוחת הבקר לבשר ובשלוחת הפטם הביאו להגדלת היחידות המייצרות ולהתייעלותן, לצמצום מספר המשקים העוסקים בענפים אלה ולהוזלת המחיר לצרכן, בייחוד בשלוחות הבקר לבשר והפטם. בשנת 2008 החל תהליך התייעלות בענף ביצי המאכל, שגם הוא צפוי להביא בעתיד להגדלת יחידות הייצור, לשיפור באיכות הביצים ולירידה במחיר לצרכן.

בתחום התעסוקה, העלייה הכמותית בייצור החקלאי במהלך שנת 2007 לוותה בעלייה של כ-2.7% במספר המועסקים בחקלאות. נשמרה יציבות במספר המועסקים הישראלים והיא לוותה בירידה חדה במספר העצמאים ועלייה במספר השכירים. מספרם של העובדים הפלסטינים גדל בכ-12% ומספרם של העובדים הזרים גדל בכ-5%. כתוצאה מכך חלו שינויים בהרכב המועסקים בחקלאות בשנה הנסקרת: חלקם של העובדים הזרים עלה לכ-37% מכלל המועסקים לעומת 36% בשנת 2006. חלקם של הישראלים קטן ל-56% לעומת כ-58% בשנת 2006 וחלקם של העובדים הפלסטינים גדל לכ-7% בהשוואה ל 6% בשנת 2006.

בתחום התעסוקה, נרשמה בשנת 2008 עלייה של כ-6.8% במספר המועסקים בחקלאות שהסתכם בשנה זו בכ-68.7 אלפים. בכלל זה גדל מספר המועסקים הישראלים בכ-11.4%, מספרם של העובדים הפלסטינים קטן בכ- 7.1% ומספרם של העובדים הזרים גדל בכ-2.5%. כתוצאה מכך חלו שינויים בהרכב המועסקים בחקלאות בשנה הנסקרת: חלקם של העובדים הזרים ירד לכ-35.7% מכלל המועסקים לעומת 37.2% בשנת 2007. חלקם של הישראלים גדל ל-59% לעומת כ-56% בשנת 2007 וחלקם של העובדים הפלסטינים ירד לכ-6% בהשוואה ל 7% בשנת 2007.

מעורבות הממשלה בתחום החקלאות

בהשוואה לענפי משק אחרים, פעילות הממשלה בתחום החקלאות מאופיינת ברמת מעורבות גבוהה. התכנון הרב בענפי החי והצומח כולל בין היתר חסימת ייבוא על ידי מכסים גבוהים, קביעת מכסות בענפים שונים כגון ענף החלב וענף הלול ופיקוח על מחירים של התוצרת החקלאית. בנוסף, המשק החקלאי נהנה מתמיכות שונות כדוגמת סבסוד הייצור של ביצי מאכל לפי חוק הגליל, סבסוד תשומות המים, סבסוד ביטוח חקלאי ועוד. המעורבות הממשלתית נחלקת לשני סוגים עיקריים: מעורבות ממשלתית ישירה באמצעות תקציב המדינה ומעורבות עקיפה הכרוכה בעלות סמויה למשק הלאומי.

המעורבות הישירה

המעורבות הממשלתית הישירה קיימת בכל שלבי הייצור החקלאי, כמפורט להלן:

- **סבסוד הון** – בהתאם לאמור בחוק עידוד השקעות הון בחקלאות, התשמ"א-1980, ניתנים מענקים והטבות מס להשקעות בנושאים שונים. במסגרת זו ניתנים מענקים לפרויקטים ייעודיים כגון סבסוד השקעות הון בענף ההטלה, סבסוד השקעות לחקלאים שפונו מרצועת עזה, סבסוד השקעות במיכון חוסך ידיים עובדות וסבסוד השקעות הון שנועדו לחיסכון בשימוש במים.
- **חיזוק הפריפריה החקלאית** – בהמשך להחלטת ממשלה מספר 3960 מיום 24 באוגוסט 2008 בעניין תכנית עדיפות לאומית לקידום הפריפריה, הוחלט לקדם, לפתח ולחזק את ההתיישבות החקלאית ביישובי הפריפריה. בהתאם לאמור, בשנים 2010-2009 תוקצבו פרויקטים ייעודיים כגון: מתן מענקים לנחלות חדשות בפריפריה ופיתוח והרחבת שטחי המרעה בישראל.
- **מחקר ופיתוח** – הממשלה מממנת מחקרים חקלאיים הן באמצעות המדען הראשי במשרד החקלאות והן באמצעות תקצוב מינהל המחקר החקלאי.
- **מתן שירותים** – הדרכה חקלאית ושירותים אחרים בתחומי הווטרינריה, הגנת הצומח ופעולות אחרות (דיג, שימור קרקע, בדיקות קרקע ועוד) מבוצעים על ידי יחידות ממשלתיות וממומנים בחלקם מתקציב המדינה.
- **השוק המקומי** – עיקר הסיוע ליצרני התוצרת לשוק המקומי ניתן באמצעות תמיכה בענפים שיש להם תרומה משמעותית לשמירה על קרקעות כגון גידול חיטה וגידול עדרי בקר במרעה, ובאמצעות סובסידיה ישירה לחקלאי הגליל העוסקים בענף הלול.
- **סבסוד הביטוח החקלאי ומתן כיסוי מפני סיכוני אסון טבע** – מעורבות הממשלה בתחום סיכוני הטבע בחקלאות מתקיימת בשלושה רבדים, כמפורט להלן:

  בגין נזקי טבע, הממשלה משתתפת בפרמיית הביטוח שמשלמים החקלאים למבטחים. כ-90% מהביטוח החקלאי כנגד נזקי טבע נעשה באמצעות הקרן לביטוח מפני נזקי טבע בע"מ ('קנט'), שהיא חברה ממשלתית הנמצאת בבעלות הממשלה והחקלאים. השתתפות הממשלה בסבסוד הפרמיות בתחום זה צפויה לעמוד בשנים 2010-2009 על שיעור של כ-35% מסך הפרמיות.

בגין אסונות טבע, למעט נזקים לתשתיות לחקלאות, הממשלה משתתפת כיום בפרמיית הביטוח שמשלמים החקלאים בשיעור של כ-80%. לצורך הבטחת אספקת הביטוח כאמור לחקלאים מתקשרת כיום הממשלה עם 'קנט'.

במקרים שבהם נגרמים נזקים לתשתיות חקלאיות בלבד כתוצאה מאסון טבע, באה מעורבות הממשלה לידי ביטוי באמצעות חוק פיצוי נפגעי אסון טבע, התשמ"ט-1989 (להלן – החוק). החוק מאפשר לממשלה להכריז על אירוע חריג כעל אסון טבע ולפצות את החקלאים בהתאם לקריטריונים שונים הקבועים בו.

- **ייצוא** – הממשלה מסבסדת, עד לשיעור של 40% מההוצאות, את פעילות קידום המכירות לתוצרת חקלאית בשווקים בחו"ל. בנוסף, הממשלה משתתפת בפעילויות שונות לקידום הייצוא, כגיון מימון משלוחי ניסיון של תוצרת וסבסוד מחקרים והשקעות הון המיועדים להגדלת היצוא.
- **תמיכות אחרות** – הממשלה מתערבת באופן נקודתי במקרים שונים באמצעות תמיכה ישירה. בשנים האחרונות ניתנה תמיכה במרכזי מחקר ופיתוח באזורי הפריפריה ובאספקת מוצרים ציבוריים, כגון הדברות מזיקים ופרויקטים שונים הקשורים לאיכות הסביבה.

המעורבות העקיפה

המעורבות העקיפה מיועדת לסייע, שלא באמצעות תקציב המדינה, ליצרנים ולמשווקים של תוצרת חקלאית. למעורבות זו עלות המשולמת בדרך כלל על ידי ציבור הצרכנים דרך מחירי התוצרת החקלאית. מעורבות הממשלה העקיפה באה לידי ביטוי בעיקר ברגולציה ובהגנות אדמיניסטרטיביות על התוצרת המקומית. להלן עיקרי ההגנות:

- **סבסוד תשומות המים** – תעריפי המים המיועדים לחקלאות אינם מכסים את מלוא העלות הכרוכה באספקתם, ועל כן הם מסובסדים על ידי תעריפי המגזר הביתי. כמו כן, ניתנות תמיכות בגין ייקור תעריפי מים לחקלאות משנים קודמות והמדינה משתתפת בהקמת מפעלי השבת קולחין.
- **פטור מהסדר כובל** – חוק ההגבלים העסקיים (התשמ"ח-1988) לעניין הסדרים כובלים אינו חל על המגדלים והמשווקים הסיטונאים של תוצרת חקלאית. בניגוד לכוונת המחוקק שראה צורך להגן על המגדלים, הפטור במתכונתו הנוכחית מאפשר למשווקי התוצרת החקלאית, אשר אינם נמנים על המגזר החקלאי, ליצור התארגנויות קרטליסטיות, לתאם את פעולותיהם ולהפעיל כוח שוק, ובכך לגרום לעליית מחירי התוצרת לצרכנים.
- **עובדים זרים** – העסקתם של עובדים זרים, שעלותם למעסיק נמוכה באופן יחסי לעלות העסקת עובדים ישראלים, מהווה סיוע כלכלי משמעותי, בעיקר בענפים שבהם קיים קושי בשילוב עובדים ישראלים. בהחלטת ממשלה מספר 147 מיום 12 במאי 2009 הוחלט לאמץ את מסמך העקרונות שנחתם בין התאחדות חקלאי ישראל, משרד החקלאות ופיתוח הכפר ומשרד האוצר בנושא עובדים זרים בענף החקלאות בישראל. מסמך זה קובע מתווה הפחתה למכסת העובדים הזרים בין השנים 2015-2009. בחינה עתידית משותפת של העסקת חלק מהעובדים הזרים בענף החקלאות במתכונת עונתית וכן תמיכה ממשלתית במחקר ופיתוח של טכנולוגיות, מיכון ותהליכי ייצור לחיסכון בידיים עובדות והטמעתם בשטח. לצורך כך הוקצו כ-280 מיליון ש"ח, בפריסה רב-שנתית. כן קובע המסמך הקצאה של 45 מיליון ש"ח עבור תמריצים להעסקת עובדים ישראלים במהלך השנים הנ"ל.

לאור האמור, מכסת העובדים הזרים שיועסקו בחקלאות בשנים 2010-2009 תעמוד על 27,500 ו-26,000 עובדים בהתאמה.

- **מניעת ייבוא** – בעקבות הצטרפות ישראל להסכמי ה-GATT, הומרו ההגבלות המנהליות על הייבוא במכסי מגן גבוהים שאינם מאפשרים ייבוא משמעותי ורציף של תוצרת חקלאית טרייה לישראל, למעט מספר מצומצם של מוצרים המיובאים במסגרת מכסות פטורות ממכס כמתחייב מהסכמים בין-לאומיים. חסימת הייבוא על ידי מכסים גבוהים מצמצמת את התחרות בענפי התוצרת החקלאית המקומית ומונעת הורדת מחירים לצרכן.
- **קרקע** – התשלום עבור החכרת קרקע לשימוש חקלאי נקבע בהתאם לגידולים החקלאיים שהקרקע מיועדת להם, ללא כל זיקה למיקום הקרקע ולערכה בפועל.

נושאים תקציביים נוספים

הסדר הקיבוצים

בעקבות המשבר הפיננסי והכלכלי שאליו נקלעו התנועות הקיבוציות והקיבוצים בשנות השמונים, נחתם בשנת 1989 'הסדר הקיבוצים' בינם לבין הבנקים והממשלה. ההסדר מחק ופרס את חובות הקיבוצים ותאגידיהם; ביטל את המערכות המרכזיות ואת הערבות ההדדית; וקבע כללים חדשים במגזר בעיקר בתחום האשראי. בשנת 1995 החליטה הממשלה לאשר ביצוע של 'הסדר קיבוצים משלים', ובו נקבע כי יתרת החוב לצורך הסדרת חובותיהם של הקיבוצים תחושב לאחר שימוש בכספי הסיוע ההדדי בין הקיבוצים ולאחר ויתור מצד הקיבוצים על חלק מזכויות המקרקעין שברשותם. בשנת 2009 תימשך פעילות מטה הסדר הקיבוצים על מנת להשלים את גביית החובות. סוכם כי בשנת 2010 ייסגר מטה הסדר הקיבוצים.

מנהלת הסדר המושבים

בחודש מרס 1992 התקבל בכנסת חוק ההסדרים במגזר החקלאי המשפחתי. החוק קובע כיצד יש להסדיר את חובותיו של המגזר החקלאי. מכוח החוק מונו משקמים אשר בסמכותם לקבוע את היקף החוב שייפרע ואת אופן הפירעון. פסיקת המשקמים כפופה להוראות החוק ולתקנותיו. כמו כן הוקמה מינהלה, המונה כיום 23 עובדים, והיא מהווה מסגרת מנהלית וארגונית לפעולת המשקמים.

עד לדצמבר 2006, הוסדרו במסגרת המנהלה חובות של כ-97% מכלל האגודות ויחידות המשק שבטיפולה. לאור הסדרת חלק ניכר מהחובות ועקב החלטות מינהל מקרקעי ישראל ופסיקות בג"צ האחרונות בנוגע למימוש קרקעות במהלך השנים 2009-2008, תפעל הממשלה לסיום עבודת המנהלה.

החטיבה להתיישבות

החטיבה להתיישבות הוקמה בסוף שנות השישים על מנת לסייע לממשלה בעיבוד קרקעות ובפיתוח ההתיישבות באזורי יש"ע, בבקעה ובגולן, בדומה לסיוע שניתן בזמנו על ידי המחלקה לישראל של הסוכנות היהודית בשאר האזורים. החל משנת 2003, הורחבו, על פי החלטות ממשלה, אזורי הטיפול של החטיבה גם לאזורים נוספים.

במסגרת תקציב משרד החקלאות מתוקצבת החטיבה להתיישבות של ההסתדרות הציונית, העוסקת בפיתוח התיישבות חדשה. פעילותה של החטיבה מבוססת על הסכם המסגרת בין הממשלה להסתדרות הציונית העולמית משנת 2000. הסכם זה היווה את מסגרת פעילות החטיבה להתיישבות והגדיר את תחומי הפעולה של החטיבה, את כלליה ואת היחסים בינה ובין הממשלה. אולם בעקבות החלטת ממשלה מספר 2069 מ-22 ביולי 2007, הוחלט כי תוקם ועדת שרים להתיישבות שתתווה את המדיניות וכי השר הממונה על החטיבה להתיישבות יהיה שר החקלאות ופיתוח הכפר, והוא זה שיאשר את תכנית העבודה שלה, יפקח על פעולותיה ויפעל מול שר האוצר לקביעת תקציבה.

המבנה הארגוני של החטיבה להתיישבות מבוסס על הפריסה הגיאוגרפית של האזורים שבתחום טיפולה. מרחב הצפון כולל את הגליל ואת הגולן, מרחב המרכז כולל את בקעת הירדן, מגילות, מטה בנימין, שומרון וגוש עציון ומרחב הדרום כולל את דרום הר חברון ואת הנגב.

דגשים לשנות הכספים 2010-2009 בענפי החקלאות ובתקציב משרד החקלאות

- **משק החלב** – הצעת החוק הממשלתית לתכנון משק החלב עברה בקריאה ראשונה בכנסת. במסגרתה נקבעו מנגנונים לתכנון ולהסדרה של ענף החלב. היקף הייצור השנתי של החלב הגולמי בישראל מוערך בכ-2.3 מיליארד ש"ח בשער המשק. בשנת 2008 יוצרו בישראל 1,273 מיליון ליטרים של חלב בקר לעומת 1,185 בשנת 2007. לענף החלב מאפיינים ייחודיים, כמו העובדה שחלב גולמי, המשמש לייצור מזון בסיסי, הוא מוצר מתכלה וכי קיימת תנודה קיצונית בייצור החלב בין עונות השנה.

  כיום, מחיר המטרה, שהוא המחיר אשר המחלבות משלמות ליצרנים עבור ליטר חלב ואשר נקבע על בסיס עלויות הייצור לפי סקר רווחיות דו-שנתי המתבצע אצל מדגם מיצג של יצרנים, אינו בפיקוח. במסגרת הסדרת התכנון בענף החלב, יעגן החוק את הפיקוח על מחיר המטרה במסגרת חוק הפיקוח על מחירי מצרכים ושירותים. לעומת זאת, יופחת באופן הדרגתי היקף הפיקוח על מחירי מוצרי החלב לצרכן, כך שהוא יחול על מספר מצומצם של מוצרים המוגדרים כבסיסיים.

- **עידוד ההתייעלות במשק הייצור והשיווק בענף ביצי מאכל** – שלוחת ביצי המאכל מנוהלת במסגרת מכסות ייצור פרטניות ומתאפיינת בריבוי יחידות ייצור קטנות ולא יעילות לצד מספר בודד של יחידות ייצור גדולות. משום שענף ההטלה מתאפיין ביתרונות משמעותיים לגודל במקטע הייצור, מספרן הרב של יחידות הייצור הקטנות גורם לפגיעה בציבור הצרכנים שנאלץ לשלם מחירים גבוהים לתוצרת. זאת ועוד, ייצור ביצי מאכל בישראל נעשה

בתנאים סביבתיים לקויים, מצב זה עלול להוות קרקע פורייה להתפרצות מחלות, כגון שפעת העופות ומחלת ה'ניוקאסל'.

על מנת לשנות את התנאים התברואתיים בלולי ההטלה, לשפר את איכות הביצים המגיעות לצרכן ולהוריד את המחיר לביצה, אישרה הממשלה בהחלטה מספר 1855 מיום 24 ביוני 2007, תכנית לעידוד ההתייעלות במשק הייצור והשיווק בענף ביצי המאכל. התכנית כוללת מתן מענקי השקעות הון בסך 260 מיליון ש"ח להוצאת הלולים ממרכזי היישובים ולהתייעלות הייצור תוך הפנמת יתרונות לגודל, שמירה על איכות הסביבה ושיפור התנאים התברואתיים ותנאי האחסון של הביצים בלולים. במסגרת תכנית זו, הוקצה סכום נוסף של כ-40 מיליון ש"ח במהלך שנות הרפורמה לשם מימון הפעולות הנדרשות להכשרת הקרקע ולביצוע התשתיות באתרים שאליהם יועתקו הלולים.

- **אימוץ תקינה חקלאית לתוצרת חקלאית טרייה** – כיום, שיווק התוצרת החקלאית הטרייה בישראל אינו נעשה תוך הפרדת התוצרת, על סוגיה השונים, לפי איכויותיה ומאפיינים אחרים, כפי שנעשה במרבית מדינות העולם המערבי. על אף שהתוצרת החקלאית הטרייה המיוצאת מישראל כפופה לכללים קפדניים של בטיחות ואיכות המזון בתהליך הגידול, האריזה והשיווק, אין הדבר נכון עבור תוצרת אשר נמכרת בשוק המקומי. עובדה זו פוגעת בצרכנים הנאלצים לשלם מחיר אחיד על תוצרת שאינה הומוגנית מבחינת איכותה. כמו כן, המצב הקיים אינו מאפשר קבלת תגמול הולם עבור איכות והוא מצמצם את התמריץ לשיפור איכות התוצרת הנמכרת לשוק המקומי.

ביום 1 באוגוסט 2007, אישר הקבינט החברתי-כלכלי לקבוע בחוק אמות מידה מחייבות לעניין גידול, ייצור, טיפול ושיווק תוצרת חקלאית בהתאם לסטנדרטים של איכות, גודל, משקל, בטיחות או כל מאפיין אחר, כך ששיווק תוצרת חקלאית לפי תקני איכות, יבטיח לצרכנים מחירים המשתנים בהתאם לאיכות התוצרת. הצעת החוק בנושא מנוסחת בימים אלה על ידי משרד החקלאות ופיתוח הכפר ומשרד האוצר.

משק המים

הצעת התקציב של משק המים לשנות הכספים 2009-2010 (התקציב הרגיל, תקציב הפיתוח ותקציב התמיכות) מסתכמת בכ-1,337 מיליון ש"ח בהוצאה, כ-9 מיליון ש"ח בהוצאה מותנית בהכנסה וכ-1,478 מיליון ש"ח בהרשאה להתחייב בשנת הכספים 2009. בשנת הכספים 2010 מסתכמת ההצעה בכ-1,607 מיליון ש"ח בהוצאה, כ-9 מיליון ש"ח בהוצאה מותנית בהכנסה וכ-1,595מיליון ש"ח בהרשאה להתחייב.

התקציב הרגיל של משק המים (סעיף 41) מסתכם בכ-134 מיליון ש"ח בהוצאה בשנת הכספים 2009 ובכ-123 מיליון ש"ח בהוצאה בשנת הכספים 2010.

תקציב הפיתוח של משק המים (סעיף 73) מסתכם בכ-1,025 מיליון ש"ח בהוצאה ובכ-1,443 מיליון ש"ח בהרשאה להתחייב בשנת הכספים 2009. בשנת 2010 יעמוד תקציב הפיתוח על כ-1,270 מיליון ש"ח בהוצאה ועל כ-1,595 מיליון ש"ח בהרשאה להתחייב.

תקציב התמיכות במחירי המים (סעיף 32) מסתכם בכ-178 מיליון ש"ח בהוצאה בשנת הכספים 2009 ובכ-215 מיליון ש"ח בהוצאה בשנת הכספים 2010.

נושאים מרכזיים במשק המים

משבר משק המים

בישראל, כמו במקומות רבים בעולם, קיים מחסור חריף במים. מיקומה הגיאוגרפי של ישראל, גידול האוכלוסייה, העלייה ברמת החיים, הצריכה הגבוהה לנוכח מקורות המים המוגבלים ומספר שנות בצורת רצופות, דרדרו את מצבו של משק המים לכדי משבר חמור. לכך מתווספת העובדה שחורף 2007-2008 היה החורף היבש ביותר (כ- 60% ממוצע הגשמים בשנים האחרונות) מזה עשור וגם החורף הנוכחי 2008-2009 התאפיין בכמויות משקעים נמוכות מהממוצע. בכך הוא מצטרף לסדרה של חמש שנים רצופות שבהן כמויות הגשמים אשר ירדו במרבית האגנים בארץ היו מתחת לממוצע הרב-שנתי והביאו לגירעון של כמיליארד מ"ק מהאוגר.

כידוע, כמות המים הניתנת להפקה ממאגרי המים של מדינת ישראל מוגבלת, ועל כן, כדי למנוע פגיעה במקורות המים, הגדיר השירות ההידרולוגי ברשות המים מפלסי סף לכל אחד ממקורות המים. אלו מייצגים את גבול הפקת המים המקסימאלי המותר מבלי לפגוע במאגרים. קווים אלו מכונים 'הקווים האדומים'. בנוסף קבע השירות ההידרולוגי גבולות הפקה מינימליים הנמצאים מתחת ל'קווים האדומים' ואשר ירידה אל מתחת אליהם עלולה להביא לפגיעה בלתי הפיכה במקורות המים. גבולות אלה מכונים 'הקווים השחורים'.

על מנת להתמודד עם המצב החמור של משק המים בישראל, גיבשה רשות המים תכנית חירום שמטרתה, בראש ובראשונה, להוציא את משק המים מן המשבר הקשה שבו הוא מצוי. תכנית החירום מתייחסת הן לפעולות הדרושות לטווח השנים הקרוב (2010-2008) והן להיערכות להבטחת אספקת מים באיכות ובכמות הנדרשת בטווח השנים הבינוני (2020-2010). התכנית אומצה על ידי מועצת הרשות ועל ידי ממשלת ישראל ולהלן עיקריה:

תכנית החירום להתמודדות עם המשבר במשק המים בטווח הקצר

במסגרת תכנית החירום ייעשו פעולות להגדלת היצע המים ולצמצום הביקוש למים:

הפעולות להגדלת היצע המים

- פיתוח מואץ של קידוחים להפקת מים במטרה לנצל באופן מקסימאלי את מקורות המים הטבעיים, לרבות מים שלולא הפקתם היו מגיעים למקורות המים בזרימה תת-קרקעית אטית בעוד מספר שנים.
- הגברת הפיקוח והבקרה על הפקת המים כדי לאפשר ניצול מקסימאלי של מקורות המים הטבעיים מבלי לגרום נזק בלתי הפיך.
- טיפול במקורות מים תת-קרקעיים שזוהמו עקב המלחה או חלחול של חומרים מזהמים והפיכתם למים הראויים לשימוש ביתי.
- הרחבת מתקני התפלת מים מליחים- 30 מיליון מ"ק נוספים עד אמצע שנת 2010.
- הרחבת מתקני התפלה קיימים בכ- 57 מיליון מ"ק נוספים בשנה עד אמצע שנת 2010.

כיום קיימים שני מתקני התפלה המספקים כ-138 מיליון מ"ק בשנה. מתקן נוסף בהיקף

של 100 מיליון מ"ק נמצא בשלבי בנייה מתקדמים וצפוי להתחיל לספק מים לקראת סוף שנת 2009.

הפעולות לצמצום הביקוש למים

- הגברת מערך ההסברה והדרכת הציבור הרחב לשימוש נכון ולא בזבזני של מים, בין היתר באמצעות קמפיין תקשורתי רחב לריענון ולהגברת מודעות הציבור.
- הגברת הפיקוח והאכיפה על הפקת המים והשימוש בהם תוך התמקדות בפיקוח על השקיית גינות ציבוריות וצריכת מים לצורכי השקיה חקלאית.
- שימוש בכלים מנהליים, כגון הקצאות מים לגינון ולצריכה ציבורית.
- תמריצים כלכליים לשימוש יעיל במים כגון תעריפי מים מעודדי חיסכון. בנוסף, במסגרת החלטת ממשלה מיום 12 במאי 2009, הוחלט על הטלת 'היטל מחסור' בגובה של 20 ₪ למ"ק על צריכה בתעריף ג'. ההיטל צפוי להיכנס לתוקף ביום 1 ביולי 2009 ולהביא לחיסכון של כ- 60 מיליון מ"ק בשנה.

ביסוס פעילותה של רשות המים

במסגרת חוק המדיניות הכלכלית לשנת 2006 התקבלה בכנסת הצעת חוק בדבר הקמת רשות מים. מטרת ההקמה של הרשות, שהחלה לפעול ביום 1 בינואר 2007, היא לרכז את הסמכויות הניהוליות והרגולטוריות, שהיו מצויות אצל גופים רבים, בידי גורם ממשלתי יחיד בעל כלים לניהול משק המים בישראל, לשם הסדרתו וכדי לפקח עליו בצורה מקצועית ויעילה. במסגרת זו הועברו לרשות המים גם הסמכויות שניתנו בחקיקה לרשות לשירותים ציבוריים, מים וביוב ולשרי האוצר, הפנים, התשתיות והחקלאות בכל הקשור לקביעת תעריפי מים והיטלי הפקה. לפיכך, יעד מרכזי למשק המים בשנים 2009-2010 הוא התאמת היכולת הארגונית של רשות המים לסמכויות שהוענקו לה מתוקף מעמדה כגורם מסדיר מרכזי במשק המים, וגיבוש ראייה רוחבית וארוכת טווח לניהול משק המים. ואכן, בימים אלה מבוצעת ברשות המים עבודה מקיפה במטרה לבחון את הצרכים החדשים לאור המשימות ותחומי האחריות החדשים.

השלמת הרפורמה במשק המים והביוב העירוני

משק המים והביוב העירוני מקיף פעילות כלכלית ואספקת שירותים בהיקף שנתי של למעלה מ-4 מיליארד ש"ח. ביום 17 ביולי 2001, נחקק חוק תאגידי מים וביוב התשס"א-2001. תכלית החוק היא להפריד את פעילות המים והביוב מהפעילות המוניציפאלית האחרת של הרשויות המקומיות, באמצעות הפעלת משק המים והביוב ברשות המקומית על ידי תאגיד נפרד המנוהל באופן עצמאי על פי קריטריונים מקצועיים ועסקיים. בהתאם להוראות החוק, החל משנת 2007, כל הרשויות המקומיות נדרשות להפעיל את משק המים והביוב שלהן באמצעות תאגיד. מטרותיו המוגדרות של החוק הן:

- להבטיח רמת שירות, איכות ואמינות נאותים, במחירים סבירים ובלא הפליה, בתחום שירותי המים והביוב
- להבטיח את ייעוד ההכנסות ממתן שירותי אספקת מים וביוב לצורך השקעות במערכות המים והביוב, את הפעלתן ואת מתן השירותים
- לאפשר גיוס הון להשקעות במשק המים והביוב
- להבטיח ניהול עסקי, מקצועי ויעיל של מערכות המים והביוב ברשויות המקומיות
- לעודד חיסכון במים ובמשאבים אחרים, שמירה על מקורות המים, בריאות הציבור, איכות הסביבה וערכי טבע ונוף ומניעת זיהום הים והנחלים, ככל שהדברים נובעים ממשק המים והביוב.
- לעודד תחרות במתן שירותים הקשורים במשק המים והביוב.

על פי נתוני הממונה על התאגידים, עד סוף שנת 2009 יוקמו 45 תאגידי מים וביוב ביותר מ- 70 רשויות מקומיות שיעניקו שירותי מים וביוב על בסיס כלכלי ומתוך חובת שירות איכותי לצרכן עבור יותר מ-5 מיליון תושבים.

תאגיד המוקם בהתאם לחוק הוא בבעלות מלאה של הרשות המקומית והוא פועל במסגרת רישיון המוענק לו על ידי הממונה על התאגידים במשרד הפנים המוסמך לאשר את הליכי ההקמה ולפקח על התנהלותו התקינה של שירות חיוני לציבור. קביעת התעריפים ואמות המידה שעל פיהם פועל התאגיד היא בסמכות הרשות הממשלתית למים וביוב.

יישום מלא של החוק יאפשר יתרונות רבים לצרכנים ולכלל המשק, בין השאר בהיבטים של ניהול עסקי, מקצועי ויעיל של משק המים והביוב העירוני; ייעוד ההכנסות ממתן שירותי מים וביוב לצורך השקעתם בשדרוג המערכות ובשיפור איכות השירות; גיוס עצמאי של הון להשקעות ללא תלות במקורות ממשלתיים ומוניציפאליים; ועידוד התחרות בתחום השירותים הקשורים במשק המים העירוני.

על מנת לעודד הקמת תאגידי מים וביוב ברשויות וכדי לסייע בשיקום תשתיות המים והביוב במגזר העירוני, רשויות אשר מקימות תאגיד מים וביוב זוכות למענקי מדינה משמעותיים בהיקף של עשרות מיליוני ש"ח. מענקים אלו יחולקו בין הרשות המקומית לצורך שימושי פיתוח ובין תאגיד המים והביוב, בהתאם לכללי הקצאה ומאפייני התאגידים שיוקמו.

נכון לחודש מאי 2009, רשות המים מצויה בעיצומו של הליך שימוע ציבורי על מנת לקבוע כללים ותעריפים לתאגידי המים והביוב העירוניים אשר צפויים להיכנס לתוקף בינואר 2010, כל זאת בהתאם להוראות חוק תאגידי מים וביוב. התעריפים האמורים יתבססו, בין היתר, על עקרון העלות המוכרת.


סטאטוס מהלך התיאגוד ברשויות המקומיות, מאי 2009
(אלפי תושבים)
2,112
3,462
1,431
תאגיד קיים
לא בתהליך
בתהליך תיאגוד - צפויים להקים תאגיד עד סוף שנת 2009
מבוסס על נתוני משרד הפנים לשנת 2009

* על פי נתוני הממונה על התאגידים במשרד הפנים

פיתוח מקורות מים

הרחבת היצע מקורות המים תיעשה, בין היתר, באמצעות התפלת מי ים, פיתוח מפעלי המים להשבת קולחין הממירים שימוש במים שפירים (בחקלאות, בתעשייה ובמגזר העירוני), טיוב בארות שנפסלו בשל זיהומים, התפלת מים מליחים, שימוש במי גשמים ונגר עילי ומניעת זיהום מים.

התפלת מי ים – במדינת ישראל מסופקים כיום כ-138 מיליון מ"ק מי ים מותפלים. מתוכם, 108 מיליון מ"ק בשנה מותפלים במתקן התפלה הממוקם באשקלון ו-30 מיליון מ"ק נוספים מותפלים במתקן התפלה הממוקם בפלמחים. מתקן התפלה נוסף באזור חדרה, בהיקף של 100 מיליון מ"ק, נמצא בשלבי בנייה מתקדמים, והוא צפוי להתחיל לספק מים לקראת חודש ספטמבר 2009. ביום 18 במאי 2008 קיבלה מועצת רשות המים החלטה להגדיל את היקף מי הים המותפלים ל-600 מיליון מ"ק בשנה, לא יאוחר משנת 2013, וכן הגדלת הכמות ל-750 מיליון מ"ק עד שנת 2020. יצוין בהקשר זה כי בהתאם להחלטת ממשלה מספר 2184 מיום 12 באוגוסט 2007, הממשלה לא תתחייב עוד לתשלום מתקציב המדינה עבור רכישת מים מותפלים וכן תיבחן האפשרות שלפיה תיעשה הרחבת היצע מי הים המותפלים באמצעות קשר ישיר בין מפעיל מתקן ההתפלה לצרכני המים תוך שימוש יעיל בתשתיות משק המים.

בהתאם לכך, בימים אלה פועלת רשות המים להקמת מתקנים נוספים לאור החלטת הממשלה והחלטת מועצת רשות המים בעניין התפלת מי ים. כמו כן, הרשות פועלת להתאים את מערכת הולכת המים הארצית לקליטת המים המותפלים.

מפעלי השבת קולחין – מרבית מי הביוב במדינת ישראל עוברים טיהור ומשמשים לאחר מכן להשקיה חקלאית. טיהור מי הביוב מתבצע באמצעות טכנולוגיה מתקדמת, במתקן מיוחד הממוקם בדרך כלל בסמוך לכל עיר או למספר יישובים. מי הביוב המטוהרים המשמשים להשקיה נקראים קולחים. ישראל היא המדינה עם שיעור השבת הקולחים הגבוה ביותר בעולם (למעלה מ-75% ניצול).

כיום קיימים כ-135 מפעלים להשבת קולחים המספקים מים לחקלאות. מתוכם כ-25 מפעלים הושלמו ועוד כ-110 מפעלים נמצאים בתהליכי הקמה שונים. מפעלים אלה מספקים כ-375 מיליון מ"ק בשנה (כולל מפעל השפד"ן המטפל בשפכי גוש דן בהיקף של כ-150 מלמ"ק ומשיב אותם לחקלאות). כמות זו מהווה כ-30% מסך המים המסופקים לחקלאות.

רשות המים מסייעת ליזמים פרטיים בהקמת מפעלים להשבת קולחים באמצעות מענקי השקעות בהיקף של עד 60% מההשקעה במפעל ההשבה. עם ההחלטה על הקצאת הקולחין לחקלאות, מתבצעת המרה של מכסות מים שפירים הראויים לשימוש ביתי במי הקולחים ובכך נחסכים למשק מים שפירים.

במסגרת תכנית החירום, בכוונת רשות המים להמשיך ולפתח מפעלים להשבת קולחים לחקלאות כך שהיקפם בשנת היעד - שנת 2020 - יעמוד על כמות של כ-600 מיליון מ"ק לשנה. לשם כך הקצתה הממשלה סכום של 915 מיליון ש"ח על פני חמש שנים (2012-2008). מתוך סכום זה, בשנת 2008 חויבו כ-430 מיליון ש"ח להקמת מפעלי קולחין והקמת

תשתיות להולכת עודפי קולחין בין המפעלים בהרשאה להתחייב. עד לחודש מאי 2009 חויבו הרשאות בסך של כ-1,900 מיליון ש"ח, מתוכם כ-860 מיליון ש"ח במזומן.

טיוב בארות - טיוב בארות שנפסלו נועד להוסיף להיצע המים מקורות מים שהזדהמו ולמנוע המשך זיהום מקורות מים אלה על ידי מלחים, חנקות, פרכלורט ומזהמים אחרים. רשות המים תומכת בהקמה של מפעלי טיוב בארות על ידי מענקים ופטורים מהיטלי הפקה.

התפלת מים מליחים – התפלת מים מליחים תביא להרחבת היצע המים באמצעות גורמים פרטיים ובמקרים מיוחדים גם על ידי חברת 'מקורות'. בשנת 2009 תרכוש חברת 'מקורות' כ-15 מיליון מ"ק ממתקנים שהוקמו על ידי יזמים פרטיים וכן תמשיך לפתח את המתקנים שלה בהיקף של כ-15 מיליון מ"ק. מחיר רכישת המים שנקבע על ידי המדינה ליזמים הפרטיים נע בין 2.0-1.8 ש"ח למ"ק בהתאם לנתונים הידרולוגיים והנדסיים, מחיר הנמוך באופן משמעותי מעלות התפלת מי ים.

חיבור מפיקי מים פרטיים ואזורים מנותקים לרשת המים הארצית – חיבור כזה נועד להגביר את אמינות האספקה, לנצל באופן יעיל יותר את כלי ההפקה הקיימים ולחסוך בהשקעות בקידוחים חדשים. בשנת התקציב 2009 יימשך תהליך הרחבת כושר ההפקה מאקוויפר החוף לצורך ניצולו כאוגר רב-שנתי, כמו גם הכנת תכנית ובחינת חיבור אזורים ומערכות מים אזוריות אשר אינם מחוברים כיום למערכת המים הארצית, זאת לאחר בדיקה כדאיות כלכלית של החלופות השונות (כגון: אזור גלבוע-חרוד ובית שאן והערבות).

חיבור הפריפריה – בהתאם להחלטת הממשלה מיום 24 באוגוסט 2008, במסגרת התכנית לעדיפות לאומית לפריפריה בנושא פיתוח תשתיות מים בערבה, על מנהל רשות המים להגיש למועצת רשות המים, לא יאוחר מיום 1 במרס 2009, תכנית להגדלת היצע המים השפירים לערבה הדרומית והתיכונה ולשיפור אמינות אספקת המים ושיפור איכותם.

תפיסת מי נגר עילי (מי גשמים הניגרים לים) – במסגרת החלטת ממשלה מיום 24 באוגוסט 2008, בנושא פיתוח תחום הניקוז, החליטה הממשלה על שינוי חוק הניקוז וההגנה מפני שיטפונות תשי"ח-1957, כך שתוגדר מטרה לניצול מרבי ויעיל של מי הנגר העיליים כמקור מים. הפוטנציאל לתוספת מים ממימוש פעולות אלו מוערך בעשרות מיליוני קוב לשנה.

ניטור ומניעת זיהום – שימור איכות מקורות המים על ידי איתור מוקדי זיהום ומניעת התפשטותם. במטרה להביא לשימור איכות המים במקורות המים, נעשים מספר צעדים, כגון: תכנון שיקום מי תהום בגוש דן (תל אביב, רמת גן וגבעתיים); הערכת היקף הזיהום במי התהום באזור הרצליה ורמת השרון; טיפול במוקדי זיהום ידועים ופיתוח מערך ניטור ייעודי לאיתור זיהום במי תהום מדלק מתעשייה ומפסולת; ותכנון מערך ניטור באזורי תעשייה.

ויסות הביקושים למים

חיסכון במים במגזר הביתי והתעשייתי – במטרה להביא לייעול הצריכה במים במגזר הביתי ובתעשייה, פועלת רשות המים להגברת המודעות לחיסכון במים על ידי מסע הסברה נרחב. במקביל פועלת הרשות, באמצעות יזמים פרטיים, לחיסכון במים במגזר הביתי, כך שהתגמול ליזמים אלה יהיה תלוי בשיעור החיסכון שיושג.

שיקוף עלויות והיטל מחסור – בהתאם להחלטת מועצת רשות המים והוראות חוק תאגידי מים וביוב, בתאריך 1 בינואר 2010 ייכנסו לתוקפם הכללים לתעריפי המים והביוב בתאגידים. תעריפים אלה צפויים לשקף לצרכן את עלויות המים ולהביא לשימוש יעיל וכלכלי במוצר זה. כמו כן, בהתאם להחלטת הממשלה מספר 132 מיום 12 במאי 2009, בימים אלה מוגשת הצעת חוק העוסקת בהטלת היטל מחסור על צריכת מים מוגברת (מעל 4 מ"ק לנפש לחודש), בעלות של 20 ש"ח למ"ק לתקופה של שנה וחצי. היטל זה צפוי להביא לחיסכון של כ-60 מיליון מ"ק בשנה למשק המים.

הרפורמה במחירי המים לחקלאות – ביום 15 בנובמבר 2006, נחתם מסמך עקרונות בין מדינת ישראל לבין התאחדות חקלאי ישראל לפיו תעריפי המים לצריכה חקלאית ייקבעו על בסיס עלות אספקת המים הממוצעת של חברת 'מקורות', לרבות עלות קליטת מי ים מותפלים, וזאת בהתאם לתוצאות בדיקה משותפת של העלויות האמורות ובהתבסס על מתווה רב-שנתי להתאמה מדורגת של תעריפי המים לעלות כאמור. התמורה מייקור המים כאמור תוחזר לחקלאים לצורך השקעות בתחום ייעול השימוש במים במשך חמש שנים, לכל התייקרות, וזאת עד שהתעריף יגיע לעלות הממוצעת של הפקת ואספקת המים של חברת 'מקורות' או המחיר הריאלי של עלות המים לחקלאות – הנמוך מביניהם, ובו ישאו החקלאים בסופו של התהליך. הוקמה ועדה משותפת לקביעת העלויות של חברת 'מקורות' בחלוקה לאספקת מים לשימושי בית ולשימושי חקלאות. הוועדה עתידה לסיים את עבודתה ולקבוע את מחיר היעד עד סוף שנת 2008.

הקמת תשתיות לטיפול בשפכים

במסגרת חובת השלטון המקומי לטפל בשפכים, מציעה הממשלה סיוע באשראי ובמענקים לתאגידים ולמועצות אזוריות בהתאם לקריטריונים אשר נקבעו על ידי משרד התשתיות הלאומיות ומשרד האוצר. הסיוע, כאמור, ניתן באמצעות המינהל לתשתיות ביוב במשרד התשתיות הלאומיות (המילת"ב), הצפוי לעבור לרשות הממשלתית למים ולביוב בחודש ספטמבר 2009, בהתאם להחלטת ממשלה מספר 178 מיום 12 במאי 2009. המילת"ב פועל ליזום, להנחות, ללוות ולסייע בטיפול בשפכים עד לרמת התקן הנדרש, משיקולים הידרולוגיים, תברואיים, סביבתיים וחקלאיים, ולנצלם להשקיה חקלאית או לגינון עירוני כתחליף לשימוש במים. שילוב תכניות להשבת מי קולחין עם התכניות להקמת מכוני טיפול בשפכים לצורך המרת השימוש במים שפירים בחקלאות, בגינון ציבורי ובתעשייה, יביאו לניצול מיטבי של השפכים המטוהרים.

המשך הסדרה כלכלית של משק המים

הסכם העלויות בין ממשלת ישראל וחברת 'מקורות' אמור להסתיים ביום 30 ביוני 2009. לפיכך, רשות המים נערכת ליצירת מודל אסדרה חלופי להסדרת מערכת היחסים עם חברת 'מקורות' אשר יחול לאחר סיום הסכם העלויות. לשם

כך הוקם צוות בין-משרדי בהשתתפות משרדי האוצר, התשתיות והחקלאות וכן בהשתתפות מומחים מתחום הרגולציה והכלכלה, על מנת לייצר כללים ואמות מידה לפעילות מקורות.

החל מינואר 2008, תעריפי המים המסופקים על ידי חברת 'מקורות' מחושבים כך שסך העלויות המוכרות לחברת 'מקורות' עבור ההפקה והאספקה של המים וכן התשלום עבור רכישת מי ים מותפלים מכוסים על ידי התעריפים שאותם משלמים הצרכנים לחברה.

תמיכות שונות

הצעת תקציב התמיכות השונות לשנות הכספים 2010-2009 (סעיף 32) מסתכמת בכ-3,513 מיליון ש"ח נטו לשנת הכספים 2009, מזה כ-2,527 מיליון ש"ח תמיכות בתחבורה, כ-178 מיליון ש"ח תמיכות במחירי מים, כ-375 מיליון ש"ח תמיכות בייצור החקלאי ותמיכות אחרות, כ-281 מיליון ש"ח לתמיכות במוצרים ציבוריים וכ-151 מיליון ש"ח עבור הוצאות משק הדלק.

בשנת הכספים 2010 מסתכמת הצעת התקציב בכ-3,649 מיליון ש"ח נטו, מזה כ-2,655 מיליון ש"ח לתחבורה כ-214 מיליון ש"ח תמיכות במחירי המים, כ-393 מיליון ש"ח תמיכות בייצור החקלאי ותמיכות אחרות, כ-227 מיליון ש"ח במוצרים ציבוריים וכ-159 מיליון ש"ח עבור הוצאות משק הדלק.

תמיכות בתחבורה

ההצעה לתמיכה התקציבית בתחום התחבורה בשנת הכספים 2009 מסתכמת בכ-2,527 מיליון ש"ח נטו ובכ-35 מיליון ש"ח בהוצאה מותנית בהכנסה. ב-2010 היא מסתכמת בכ-2,655 מיליון ש"ח בהוצאה נטו ובכ-35 מיליון ש"ח בהוצאה מותנית בהכנסה. תמיכה זו מיועדת לתחבורה הציבורית (אוטובוסים), לתמיכה ברכבת, לתמיכות שונות ולמימון הנחות לתושבים בקווי טיסה פנים-ארציים.

קווי תעופה פנים ארציים — 3 מיליון ש"ח מיועדים למתן הנחות בקווי תעופה לתושבי הצפון והדרום בטיסות למרכז הארץ.

אוטובוסים — תקציב התמיכות בתחבורה הציבורית באוטובוסים בנוי באופן הבא:

תקציב התמיכות בתחבורה הציבורית בשנות הכספים 2010-2009

	2009	2010
סובסידיה תפעולית	922	1019
הנחות בגין שימוש באמצעי כרטוס	293	304
תמיכות באזרחים ותיקים	275	296
תמיכות בזכאים (המוכרים על ידי הביטוח הלאומי)	15	18
תמיכות בנוער ובילדים	256	265
תמיכות באוכלוסיות אחרות	27	28
מיגון אוטובוסים	9.5	9.5
בקרה ופיקוח	22	25
סככות המתנה	0.5	0.5
רזרבה	63	42
סובסידיה לרכישת אוטובוסים	331	365
סך הכול	**2,214**	**2,372**

רכבת – 240 מיליון ש"ח מיועדים לסובסידיה שוטפת לחברת רכבת ישראל, המכסה על הפער בין הוצאות תפעול הרכבת לבין הכנסותיה מנוסעים הן בשנת 2009 והן בשנת 2010. יש לציין כי במהלך 2009 ייחתם הסכם סובסידיה חדש עם רכבת ישראל.

תמיכות שונות – כ-60 מיליון ש"ח בשנת 2009 וכ-30 מיליון ש"ח בשנת 2010, מיועדים לתמיכה בספנות הישראלית על פי החלטת הממשלה וכן מיועדים לרשות שדות התעופה לצורך מימון הגירעון השוטף במסופי הגבול היבשתיים בין ישראל לירדן ובין ישראל למצרים ובמסוף המעבר היבשתי קרני.

תמיכות במחירי המים

הצעת תקציב התמיכות במים מסתכמת בכ-178 מיליון ש"ח בשנת 2009 ובכ-214 מיליון ש"ח בשנת 2010.

התקציב כולל בין היתר תמיכות בחקלאים עקב ההפחתה בהקצאות המים לשנת 2009 וכן תקצוב תמיכות בחקלאים לשם מימון השקעות בתחום כתוצאה מהסכם לייקור המים לחקלאות.

לצורך קיום חקלאות יציבה, שמירה על שטחים מעובדים בפריפריה וקיום ריאות ירוקות במרכז הארץ, נדרש משק המים לספק מדי שנה כמיליארד קוב מים לחקלאות מאיכויות שונות: מים שפירים, מים מליחים, מי קולחין ומי שיטפונות.

ביום 15 בנובמבר 2006, נחתם מסמך עקרונות בין מדינת ישראל לבין התאחדות חקלאי ישראל, לפיו תעריפי המים לצריכה חקלאית ייקבעו על בסיס עלות אספקת המים הממוצעת של חברת 'מקורות', לרבות עלות קליטת מי ים מותפלים, וזאת בהתאם לתוצאות בדיקה משותפת של העלויות האמורות ובהתבסס על מתווה רב-שנתי להתאמה מדורגת של תעריפי המים לעלות כאמור. התמורה מייקור המים תוחזר לחקלאים לצורך השקעות בתחום ייעול השימוש במים במשך חמש עד שבע שנים, לכל התייקרות, וזאת עד שהתעריף יגיע לעלות הממוצעת של הפקת ואספקת המים של חברת 'מקורות' או למחיר הריאלי של עלות המים לחקלאות – הנמוך מביניהם, ובו ישאו החקלאים בסופו של התהליך. בהתאם לכך הוקמה ועדה משותפת לקביעת העלויות של חברת 'מקורות' בחלוקה לאספקת מים לשימושי בית ולשימושי חקלאות. הוועדה עתידה לסיים את עבודתה ולקבוע את מחיר היעד עד סוף שנת 2009.

תמיכות בייצור החקלאי

התמיכה הממשלתית בייצור החקלאי, כפי שבאה לידי ביטוי בסעיף תקציבי זה, מתמקדת בעיקרה בתשלומי סובסידיה לייצור ביצים ופטם, על פי חוק הגליל ובהשתתפות הממשלה בביטוח מפני נזקי טבע ואסונות טבע. בנוסף ניתנת תמיכה לנושאים הבאים: ענפים שיש להם תרומה לשמירה על קרקעות; מוצרים ציבוריים כגון הדברות; חקלאות בשנת השמיטה תשס"ח; ענפים שיש להם תרומה לשמירה על קרקעות; ייצוא חקלאי; ופיצויים בגין השמדות על פי פקודת מחלות בעלי חיים.

עיקרי התמיכה בסעיף זה הם:

- **סובסידיית חוק הגליל** – על פי חוק הגליל, התשמ"ח-1988, הממשלה תומכת באופן ישיר בחקלאיי הגליל העוסקים בייצור ביצים ופטם. התמיכה ניתנת כשיעור מעלות מוכרת לייצור.
- **תמיכה במוצרים ציבוריים** – תמיכה זו משקפת את השתתפות המדינה במימון פעילות המחייבת התערבות גוף מרכזי, ויש לה השפעות חיצוניות חיוביות. התמיכה משמשת בעיקר למימון פעילות הדברה נגד מזיקים שונים ולפעילויות שונות התורמות לשמירה על איכות הסביבה. היקף התמיכה נקבע במהלך השנה לפי ההתפתחויות בענף ובהתאם לסדר העדיפויות של המשרד.
- **סבסוד פרמיות ביטוח מפני סיכוני טבע** - מעורבות הממשלה בתחום סיכוני הטבע בחקלאות נעשית בשלושה רבדים, כמפורט להלן:

נזקי טבע – בגין נזקי טבע הממשלה משתתפת בפרמיית הביטוח שמשלמים החקלאים למבטחים. כ-90% מהביטוח החקלאי כנגד נזקי טבע נעשה באמצעות הקרן לביטוח מפני נזקי טבע בע"מ ('קנט'), שהיא חברה ממשלתית הנמצאת בבעלות הממשלה והחקלאים. השתתפות הממשלה בסבסוד הפרמיות בתחום זה צפויה לעמוד בשנים 2010-2009 על שיעור של כ-35% מסך הפרמיות.

אסונות טבע – בגין אסונות טבע, למעט נזקים לתשתיות לחקלאות, הממשלה משתתפת כיום בפרמיית הביטוח שמשלמים החקלאים בשיעור של 80%. לצורך הבטחת אספקת הביטוח לחקלאים מפני נזקים מתקשרת כיום הממשלה עם 'קנט'.

נזקים לתשתיות חקלאיות – בגין נזקים לתשתיות חקלאיות בלבד כתוצאה מאסון טבע, באה מעורבות הממשלה לידי ביטוי באמצעות חוק פיצוי נפגעי אסון טבע, התשמ"ט-1989 (להלן החוק). החוק מאפשר לממשלה להכריז על אירוע חריג כעל אסון טבע ולפצות את החקלאים בהתאם לקריטריונים שונים הקבועים בו.

יצוין כי במסגרת חוק המדיניות הכלכלית לשנת 2006, תוקן החוק באופן שיחול רק על נכסים שאינם ברי ביטוח, קרי תשתיות לחקלאות בלבד. כמו כן, תיקון החוק מייעל את מנגנון ההכרזה על אסון טבע ומסדיר את אופן מתן הפיצויים המשולמים לחקלאים בהתאם לחוק. במקביל לתיקון החוק, הממשלה פועלת להרחבת ההסדר לביטוח אסונות טבע, כפי שקיים כיום בענפי הפירות וההדרים, לכלל ענפי החקלאות אשר החוק אינו חל עליהם עוד.

- **תמיכות בייצוא החקלאי** – הממשלה משתתפת בסבסוד של פעילות קידום מכירות המתבצעת על ידי היצואנים בשווקים בחו"ל וכן בסיוע במשברי מחיר נקודתיים וזמניים. היקף התמיכה נקבע, במהלך השנה לפי ההתפתחויות בענף ובהתאם לסדר העדיפויות של המשרד. בנוסף, הממשלה משתתפת בפעילויות שונות לקידום הייצוא, כגון סבסוד מחקרים והשקעות הון המיועדים להגדלת הייצוא.
- **תמיכות שונות לייצור חקלאי מקומי** – תקצוב תמיכות ומתן פיצויים המתחייבים על פי החוק וכן סיוע בזמני משבר ותמיכה בענפים חקלאיים שונים. התמיכות הללו נקבעות במהלך השנה לפי ההתפתחויות בענף ובהתאם לסדר העדיפויות של המשרד.
- **תמיכה במרכזי מחקר ופיתוח בפריפריה** – תמיכה במרכזי מחקר ופיתוח חקלאיים באזורי הפריפריה ניתנת מתוך הכרה בחשיבותם לפיתוח החקלאות, לשמירה על כושר התחרות ולמציאת פתרונות מותאמים לצורכי האזור וכן מתוך הכרה בסיועם לפרנסת החקלאים תוך ניצול היתרונות היחסיים בכל אזור. התמיכה הממשלתית מיועדת לקיום התשתית וסגל הקבע המינימאלי, ולבחינה ראשונית ומקדמית של נושאים לקראת הגשת תכניות מחקר מקיפות ולמימון מחקרים ציבוריים.

תמיכות אחרות

שני נושאים נוספים המתוקצבים במסגרת סעיף זה הם:

- **אחזקת מלאי חירום** – מדינת ישראל מחזיקה, משיקולים ביטחוניים, מלאי חירום של גרעיני חיטה למאכל אדם, מספוא למאכל בהמות, מוצרי מזון בסיסיים ובשר קפוא. המלאי מוחזק בידי קבלנים פרטיים והתקציב משמש לכיסוי הוצאותיהם (עלויות מימון, אחסון, ניהול וריענון המלאי).
- **שיפוי יצואנים** – למדינת ישראל הסכמי סחר עם מספר רב של מדינות בעולם. מסיבות פוליטיות, החליטו מדינות האיחוד האירופי בשנים האחרונות לא להכיר בתוצרת המיוצרת מעבר לקו הירוק כתוצרת ישראלית המזכה את המגדלים בהפחתת מכסים לפי ההסכם של ישראל עם האיחוד האירופי. מסיבה זו ממשלת ישראל משפה את החקלאים והתעשיינים על אובדן ההכנסה הנובע מכך.

תמיכות במוצרים ציבוריים

התקציב בתחום זה בשנת 2009 משמש בין היתר לסיוע לחברת הדואר. תקציב זה מועבר במסגרת יישום הרפורמה בענף, שתכליתה הגברת התחרות בתחום הדואר, תאגוד רשות הדואר בצורה של חברה ממשלתית, שמירת יציבותה הפיננסית של החברה והבטחת יכולתה להמשיך ולספק סל שירותים אוניברסלי (בכל הארץ). הסיוע יינתן לחברת הדואר כנגד ביצוע תהליכי התייעלות וכנגד כיסוי הגירעון האקטוארי של חברת הדואר לעובדי ולגמלאי הדואר.

מדיניות הממשלה בענף הדואר היא לאפשר תחרות במתן שירותים בתחום הדואר, תוך שמירה על המשך יכולתה של חברת הדואר לספק שירותים בפרישה כלל ארצית (השירות האוניברסלי). בהתאם למדיניות זו, קיבלה הממשלה החלטה מספר 3979 מיום 24 באוגוסט 2008, הקובעת כי יתוקן חוק הדואר כך שתבוטלנה המגבלות המונעות מחברת

בנק הדואר לספק מגוון רחב של שירותים בנקאיים וכן תוסרנה מגבלות המונעות כיום מבנק הדואר לפעול כחברה ובכלל זה מגבלות בעניין דירקטוריון החברה, העסקת עובדים, צבירת נכסים, צבירת רווחים ועוד.

הוצאות משק הדלק

תקציב הוצאות משק הדלק נועד לצורך הבטחת אספקה סדירה של מוצרי דלק בשעת חירום הן למשק הצבאי והן למשק האזרחי.

מדינת ישראל, החסרה מקורות עצמיים של אנרגיה ראשונית, נאלצת לייבא את כל הנפט הגולמי ממקורות בחו"ל. הנפט הגולמי מובל למדינת ישראל באמצעות אניות דלק, רובן ככולן בבעלות זרה ומועבר לבתי הזיקוק לצורך המרתו לתזקיקי דלק. בנוסף לתזקיקים המיוצרים על ידי בתי הזיקוק, נצרכים במדינת ישראל גם תזקיקים שמקורם בייבוא.

הנחת היסוד העומדת מאחורי הצורך בהחזקת מלאי דלק לשעת חירום היא שבשעת חירום תיתכן אי סדירות בהגעת אניות זרות המובילות נפט גולמי או תזקיקים לחופי ישראל. התממשותו של תרחיש זה, כמו גם של תרחיש פגיעה בבתי הזיקוק עשויה להביא למחסור במוצרי דלק במשק.

מלאי הדלק לשעת חירום נחלק לשני סוגים: מלאי עבור המשק האזרחי ומלאי עבור המשק הצבאי. רמת המלאי הכוללת נקבעה על ידי שר התשתיות הלאומיות מתוקף סמכותו בחוק לפי המלצת ועדה ציבורית בהתאם לתרחישי צריכה שונים. היקף המלאי הנדרש אמור להיגזר מהפער בין השימושים הצפויים בתרחישים השונים בחירום לבין המלאי התפעולי והיקף הייצור והייבוא בשעת חירום.

במהלך שנת 2007 הושלמה תפיסת ניהול כוללת לגבי מלאי החירום של דלקים, ובמסגרתה, בין היתר, תועבר לצה"ל האחריות לניהול מלאי החירום המשמש לצורכי לחימה. כמו כן הוחלט על עדכון רמות המלאי ועל בחינה מחודשת של מאפייני החזקת מלאי החירום של דלקים במשק, בכל הנוגע לכמויות המלאי המוחזקות ולפרישתן הגיאוגרפית בהתאם לתרחישים עדכניים.

העלויות העיקריות של החזקת המלאי נחלקות לשלוש: מימון רכישת המלאי, עלויות האחסון של המלאי וביטוח המלאי. כמו כן קיימות עלויות נוספות בכל הקשור להחזקת ציוד חירום, ביצוע בקרה על כמויות ואיכויות של המלאי וריענון שוטף שלו.

בשנת 2009 יעמוד תקציב הוצאות משק הדלק על כ-152 מיליון ש"ח. בשנת 2010 יעמוד התקציב על כ-159 מיליון ש"ח.

משרד התיירות

הצעת התקציב הרגיל של משרד התיירות בשנות התקציב 2010-2009 (סעיף 46) מסתכמת בכ-247 מיליון ש"ח בהוצאה נטו בשנת הכספים 2009 ובכ-349 מיליון ש"ח בשנת הכספים 2010, מזה כ-6 מיליון ש"ח בהוצאה מותנית בהכנסה בכל אחת מהשנים וכ-323 מיליון ש"ח בהרשאה להתחייב בשנת הכספים 2009 ובכ-22 מיליון ש"ח בשנת הכספים 2010.

הצעת תקציב הפיתוח של משרד התיירות מסתכמת בכ-173 מיליון ש"ח בהוצאה בשנת הכספים 2009 ובכ-149 מיליון ש"ח בשנת הכספים 2010, וכ-62 מיליון ש"ח וכ-56 מיליון ש"ח בהרשאה להתחייב בכל אחת מהשנים בהתאמה.

בשנת 2003 החלה התאוששות בתיירות הנכנסת לישראל לאחר המשבר שפקד את הענף משנת 2000, כתוצאה מהאירועים הביטחוניים בארץ. התאוששות זו נבלמה חלקית ולפרק זמן מוגבל כתוצאה מהמלחמה אשר פרצה בקיץ 2006. בשנה זו נכנסו לישראל כ-1.83 מיליון תיירים בהשוואה לכ-1.9 מיליון תיירים בשנת 2005. השפעת המלחמה ניכרה בהיקף ההזמנות ובכניסת תיירים גם ברבעון הראשון של 2007. מבחינת מספר התיירים שנכנסו לישראל, שנה זו החלה במגמה שלילית. עם זאת, המגמה התהפכה במאי 2007, אז נרשמה עלייה חדה במספר התיירים הנכנסים לישראל. עד סוף שנת 2007 נכנסו לישראל כ-2.3 מיליון תיירים, גידול חד של 25% בהשוואה לשנה קודמת. מגמה חיובית זו נמשכה והתגברה במהלך שנת 2008, שבה נכנסו לישראל כ-3 מיליון תיירים, גידול חד של 32% בהשוואה לשנה הקודמת.

יעדי משרד התיירות

תחום השיווק – המשרד ירחיב ויעמיק את פעילות השיווק של ישראל ואת ביסוס מעמדה כיעד תיירותי בקרב הקהלים השונים במדינות אשר זוהו כבעלות פוטנציאל לגידול בהיקף התיירות הנכנסת לישראל.

תחום שיפור המוצר התיירותי – המשרד יפעל לשיפור איכות השירות והמוצר התיירותי תוך התאמתו והתאמת המשק לקליטת תנועת התיירות המתגברת. כמו כן, המשרד יפעל לקדם את הכשרת כוח האדם בתעשיית התיירות.

תחום השקעות ההון – המשרד יפעל להגדלת היצע חדרי האכסון המלונאי באמצעות השבת חדרים לשימוש מלונאי וכן על ידי מתן מענקים לבניית חדרי מלון חדשים ברחבי הארץ.

תקציב פיתוח תשתיות תיירותיות – בתחום זה יתמקד המשרד בשדרוג ובפיתוח המרכזים של ערי התיירות. על פי החלטת הממשלה מספר 3966 מ-24 באוגוסט 2008, המשרד ישקיע אמצעים לפיתוח תשתיות תיירותיות באזורי הפריפריה, בעיקר במוקדי התיירות העיקריים כגון: טבריה, סובב כנרת, צפת ומצפה רמון. כמו כן, המשרד יפעל לפיתוח

תשתיות תיירותיות באזור הנגב ובמגזרי המיעוטים וכן באזורים אחרים שהוחלט כי הם בעלי פוטנציאל להוות מוקדי תיירות נכנסת בישראל.

תחום הגנות ים המלח – בהתאם להחלטת ועדת שרים לענייני חברה וכלכלה מספר חכ/108 מיום 29 ביולי 2004, המשרד מקדם את פתרון הקבע להגנות החופים בים המלח. המשרד פועל באמצעות החברה הממשלתית להגנות ים המלח בע"מ, שהוקמה לצורך כך, והוא החל בביצוע הגנות שלב הביניים. בד בבד הוא בוחן חלופות לפתרון ארוך טווח לטיפול בעליית מפלס בריכה 5 ובהן קציר המלח בבריכה, בניית לגונה וחלופת פינוי חלק מבתי המלון.

משרד התקשורת

הצעת תקציב משרד התקשורת לשנות הכספים 2010-2009 (סעיף 39) מסתכמת בכ-50 מיליון ש"ח לשנת הכספים 2009 ובכ-53 מיליון ש"ח לשנת הכספים 2010.

התפתחות שוק התקשורת היא אחד הגורמים המשפיעים ביותר על כלכלת המשקים המערביים. בהתאם לכך, תשתית תקשורת מתקדמת ושירותי תקשורת מגוונים בפרישה גיאוגרפית רחבה הם תנאי הכרחי לשיפור הפיריון של המשק הישראלי, להבטחת כושר התחרות שלו ולשיפור רמת הרווחה של תושבי המדינה. בשנת 2008 הפעילות בשוק התקשורת היוותה כ- 4.6% מהתוצר הלאומי.

ההוצאה המשפחתית השנתית הממוצעת של משק בית על שירותי תקשורת, עמדה בשנת 2007 על כ-5,560 ש"ח, שהם כ-4% מסך ההוצאה הכוללת של משקי הבית על תצרוכת. לגבי רוב רמות ההכנסה, שיעור זה נמצא במגמת גידול ככל שרמת ההכנסה למשק הבית קטנה. משמעות הדבר היא כי שירותי תקשורת, ובכלל זה שירותי טלפוניה ושירותי תוכן באמצעות הטלוויזיה, הפכו בעשור האחרון למוצרים בסיסיים הנצרכים על ידי כל שכבות האוכלוסייה.

משרד התקשורת

משרד התקשורת משמש גוף מטה האחראי להסדרת הענף ולפיקוח על החברות הפועלות בו. המשרד אחראי ליישום מדיניות התקשורת של הממשלה ולקביעת כללי פעולה מתאימים בתחומים השונים של הענף ובהתאם לשינויים התכופים החלים בו. מאחר שבאופיו משרד התקשורת הוא משרד מטה, מיועד רוב תקציבו למימון שכר, להוצאות תפעול שוטפות, למימון שירותי ייעוץ, לעריכת מחקרים וסקרים ולשיפור יכולת הפיקוח והאכיפה של המשרד.

בשנות התקציב 2010-2009, בכוונת משרד התקשורת להפנות משאבים ולפעול לקידום התחרות בשוק הטלפוניה הפנים-ארצית הנייחת; לפעול להרחבת התחרות, להסרת חסמי כניסה של מפעילים, להוזלת עלויות ללקוחות ולהקטנת חסמי מעבר של לקוחות בין מפעילים בתחום הסלולר; לפעול לשיפור התחרות בתחום שידורי הטלוויזיה הרב-ערוצית; לפעול להגברת התחרות בתחום הפרסום בטלוויזיה ולהסדיר את כללי התחרות בתחום הדואר; ולקדם את הפרטת חברת הדואר בהתאם למדיניות הממשלה בנושא.

בחודש מרס 2008 סיימה את עבודתה הוועדה לגיבוש המלצות מפורטות בדבר מדיניות וכללי התחרות בתחום התקשורת בישראל (ועדת גרונאו). הוועדה מונתה על ידי שר התקשורת במטרה לבחון נושאים מרכזיים בנושא הסדרת תחום התקשורת ולסמן את המטרות העיקריות שתעמודנה בבסיס מדיניות ההסדרה בתחום. בין יתר הנושאים שנידונו על ידי הוועדה ניתן למנות את שאלת ההפרדה בין מגזרי פעילות (הולכה ותוכן), פעילותן של קבוצות תקשורת, גמישות תעריפים לחברת בזק, גישת מתחרים לתשתיות של בעלי רישיונות, מתכונות הסדרה של המעבר ללכידות בין שירותי

תקשורת שונים ועוד. שר התקשורת הודיע במהלך חודש אוגוסט 2008 על אימוץ מרבית המלצות הוועדה. בהתאם לכך תתמקד מדיניות ההסדרה בתחום התקשורת בשנות התקציב 2010-2009 ביישום ההמלצות.

תחום הסלולר

ענף הסלולר הוא הענף המרכזי בשוק התקשורת והוא מהווה כ-56% מההכנסות בשוק (לפי נתוני משרד התקשורת). נכון לסוף שנת 2008 היו בישראל כ-9.23 מיליון מנויים של ארבע החברות הפועלות בתחום: 'סלקום', 'פלאפון', 'פרטנר' ו'מירס'. תדרי הדור השני והשלישי מאפשרים את המשך צמיחתו של תחום הרט"ן (רדיו טלפון נייד) ואת האצת פיתוחם של שירותי דור שלישי מתקדמים לצרכנים. בימים אלו מתרחב השימוש בשירותי הדור השלישי, המאפשרים למנויים לצרוך את כלל השירותים הניתנים על גבי רשת האינטרנט.

לנוכח הרוויה הקיימת בשוק (חדירה של למעלה מ-100 אחוזים), צפוי כי התחרות בין המפעילים בתחום התקשורת הניידת תתמקד בהרכשת לקוחות סלולריים של חברות מתחרות. בשנים האחרונות חלה האטה ברמת התחרות בתחום, בעיקר במגזר הביתי. הדבר בא לידי ביטוי, בין היתר, בעליית רמת המחירים של שירותי הסלולר (במקביל לשיפורים טכנולוגיים המאפשרים דווקא הוזלה של מחירי השירותים), בשימור נתחי השוק של החברות הגדולות ובתחרות המתמקדת בעיקר במגזר העסקי.

במהלך השנה הקרובה יטפלו גורמי ההסדרה במספר סוגיות בעלות חשיבות צרכנית רבה בתחום, ובכללן:

מפעילים וירטואליים – מפעיל וירטואלי (MVNO — Moblie Virtual Network Operator) הוא מונח המתייחס למפעיל סלולארי הקונה זמן אוויר ממפעיל סלולארי רגיל (בעל תשתית) במסגרת התקשרות עסקית עמו. המפעיל הווירטואלי נותן שירותים למנויים באמצעות הרשתות הסלולריות של המפעילים הקיימים ומשווק את שירותיו לציבור תחת מותג נפרד. על אף התפתחותן של עשרות חברות סלולר וירטואליות במדינות רבות ובהן ארה"ב, אנגליה, אוסטרליה, הונג קונג, אירלנד וצרפת, בישראל לא פועלות כיום חברות וירטואליות.

מרבית הרגולטורים בעולם זיהו את המפעילים הווירטואליים ככלי לעידוד התחרות בתחום הרט"ן, ובהתאם לכך ננקטה על ידם מדיניות המעודדת את כניסתם לפעילות בענף. גם ועדת גרונאו עסקה בנושא המפעילים הווירטואליים וקבעה כי יש להאיץ את תהליכי ההסדרה הנדרשים לכניסת מפעילים וירטואליים למגזר הנייד. לנוכח כל האמור, התקבלו שתי החלטות ממשלה, האחרונה שבהן היא החלטה מספר 3980 מיום 24 באוגוסט 2008, הקובעת כי חוק התקשורת יתוקן כך שניתן יהיה לספק שירותי סלולר וירטואליים באמצעות שימוש ברשת סלולר של מפעיל רט"ן קיים.

מתן שירותים באמצעות טכנולוגיית WiMAX – טכנולוגיית WiMAX היא טכנולוגיה המאפשרת תקשורת אלחוטית רחבת פס. באמצעות פרישת רשת תקשורת המאפשרת גישה לרשת האינטרנט בחיבור אלחוטי. שר התקשורת מינה ביום 11 במאי 2009 ועדת מכרזים להקצאת התדרים המיועדים לשימוש בטכנולוגיית WiMAX. לאחר הקצאת התדרים, פרישת הרשת צפויה להימשך עוד כמספר חודשים.

תמרוץ כניסת מפעילים נוספים לתחום הטלפוניה הניידת – הגדלת מספר המתחרים בתחום הסלולר תוביל להגברת התחרות ולהוזלת מחירי השירותים. בעקבות כך התקבלה החלטת ממשלה מספר 3980 מיום 24 באוגוסט 2008 הקובעת כי תיבחנה הדרכים לעידוד כניסת מתחרים חדשים לפעילות בתחום הסלולר תוך שימוש בפנויים בתחום. בהתאם, מינה שר התקשורת ועדת מכרזים להקצאת תדרים לשימוש מפעילי סלולר בטכנולוגיית — UMTS (UMTS Universal Mobile Telecommunication System) במגמה לקדם את התחרות בענף הסלולר ובעיקר במגזר הפרטי. במסגרת זו תיעשה בחינה של דרכים שונות לתמרץ כניסת מפעילים חדשים לפעילות בענף הסלולר.

תעריפי קישור גומלין — תעריף קישור הגומלין הוא התשלום המועבר בין חברות הטלפוניה בעבור השלמת שיחה ברשת. במסגרת רפורמה שיושמה בהדרגה בשנים 2004-2008, הוזלו תעריפי קישור הגומלין בסלולר מכ-45 אגורות לדקה בשנת 2004 לכ-22 אגורות לדקה בשנת 2008. בהמשך לכך ובהמשך להמלצות ועדת גרונאו בנושא, התקבלה החלטת הממשלה מספר 3981 מיום 24 באוגוסט 2008, ובה הוחלט על מינוי צוות לבחינת תעריפי קישור הגומלין.

ציוד הקצה – במטרה להגביר את רמת התחרות בשוק ציוד הקצה הסלולרי, משרד התקשורת מוביל מהלך שתכליתו לנתק את הזיקה בין מפעילי הרט"ן כשחקנים בשוק ציוד הקצה מחד גיסא וכבודקים ומאשרים של תקינות מכשירים מיובאים מאידך גיסא. בכוונת המשרד לפרסם תקנות להסמכת מעבדות שתבצענה בדיקות ומדידות לצורך מתן אישורי סוג מטעם משרד התקשורת, וזאת מבלי שתידרש בדיקת ציוד הקצה על ידי מפעילי הרט"ן. בנוסף, בכוונת המשרד לבחון אימוץ תקנים בין-לאומיים לאישור שימוש במכשירים, במטרה להוזיל את עלויות אישור השימוש במכשירים.

עלויות הנדידה - הסדר נדידה הוא הסדר המאפשר למנוי הסלולר להשתמש במכשירו ברשתות סלולר במדינות זרות על גבי התשתית המקומית. בנושא עלויות הנדידה פרסם המשרד הוראה מחייבת לפיה על המפעילים לפרסם את תעריפי הנדידה ללקוחותיהם בשקלים בלבד. בנוסף, החלטת ממשלה מספר 3980 מתאריך 24 בספטמבר 2008 קובעת כי שר התקשורת, שר התמ"ת, שר החוץ ושר האוצר יפעלו מול האיחוד האירופי להשגת הסכם להגבלת תעריפי שירותי הנדידה.

תחום שירותי הבזק הפנים ארציים הנייחים

במטרה לקדם את התחרות בתחום שירותי הבזק הנייחים, משרד התקשורת מעודד את כניסתם של מפעילים נוספים לתחום. בהתאם לכך הוענק לשותפות המפ"א (מפעיל פנים ארצי) של חברות הכבלים ('הוט טלקום') רישיון לאספקת שירותי טלפוניה, ומחודש נובמבר 2004 החלה 'הוט טלקום' באספקת שירותים כאמור. נכון לסוף שנת 2008, עמד מספר מנוייה על כ-470 אלף.

מהלך נוסף שתכליתו לקדם את ההפרדה בין הממשלה כרגולטור לגופים מפוקחים שבבעלותה, הוא מכירת אחזקות המדינה בחברת 'בזק'. כיום מסתכם שיעור אחזקות המדינה בחברה בכ-4%, והוא אף עשוי להוסיף ולקטון עד 1% בלבד, אם בעלת השליטה ב'בזק' תחליט לממש את האופציה שבידה לרכוש את יתרת מניות החברה.

בתחום הנייח, מסקנות ועדת גרונאו, שאומצו על ידי שר התקשורת קובעות כי יש לפעול לפיתוח שוק סיטונאי במגזר הנייח שבמרכזו – חובת הפירוק למקטעים (Unbundling). משמעות הדבר היא כי תינתן למתחרים גישה לרשת התקשורת של חברות התשתית – 'בזק' ו'הוט', ובאופן זה הם יוכלו לספק שירותים מבלי שיידרשו לבצע את ההשקעה הגבוהה הכרוכה בהקמת תשתית. לפיכך, בשנות התקציב 2010-2009 תתמקד מדיניות המשרד בתחום זה בגיבוש מדיניות התעריפים והסדרת הממשק בין חברות התשתית לחברות המתחרות. עוד המליצה הוועדה, כי עם יישום חובת הפירוק למקטעים יינתן גם היתר לחברות הבת של 'בזק' לפעול במסגרת זו ולספק שירותים על גבי תשתית התקשורת של חברת האם, וזאת על מנת ליצור 'מגרש משחקים מאוזן' שבו אין אפליה כנגד מי מהפועלים בתחום.

תחום התקשורת הבין-לאומית

בחודש מאי 2004, בהתבסס על המלצת ועדת קרול ועל החלטת ממשלה בנושא, הוענקו שלושה רישיונות נוספים לאספקת שירותי תקשורת בין-לאומיים לחברות 'אינטרנט זהב', 'אקספון' ו'נטויז'ן'. הדבר נעשה כשלב נוסף להרחבת התחרות בתחום שבו פעלו עד אז שלושה בעלי רישיון בלבד: 'בזק בינלאומי', 'ברק' ו'קווי זהב'. כניסתן של חברות נוספות לשוק תרמה לקידום התחרות ולהפחתת מחירים משמעותית, במיוחד בקרב משקי הבית. בשנת 2006 בוצעו מיזוגים בין ארבע מהחברות הפועלות בתחום זה, וכיום הענף כולל את החברות 'ברק-נטויז'ן', 'סמייל-012', 'בזק בינלאומי' ו'אקספון'.

התחרות בתחום שירותי האינטרנט

עד לשנת 2002, פעלה בתחום שירותי הגישה רחבת הפס לאינטרנט חברת 'בזק' (באמצעות טכנולוגיית ADSL — Asymmetric Digital Subscriber Line) כמונופול יחיד, כך שהשוק התאפיין ברמת מחירים גבוהה וברמת ביקושים נמוכה יחסית. בחודש מרס 2002, ניתן לחברות הכבלים רישיון לספק שירותי גישה רחבת פס לאינטרנט, ובכך למעשה הפכה תשתית הכבלים לתשתית תקשורת המתחרה בתשתית חברת 'בזק'. כניסת חברת הוט לתחום תרמה להגדלת שיעור חדירת האינטרנט המהיר למשקי הבית בישראל משיעור של כ-4% בשנת 2002 לכ-76% בשנת 2008; חל שיפור משמעותי בקצב הגלישה (מ-0.5 מגה בייט בשנייה בשנת 2002 לכ-2.5 מגה בייט בשנייה בממוצע היום); וחלה ירידה של עשרות אחוזים במחיר השירות לצרכן. כיום, השוק מתחלק בין החברות 'בזק' ו'הוט' בשיעורים של כ-60% ו-40% בהתאמה. עם התקדמות הטכנולוגיה מתפתחות חלופות לגישה לרשת האינטרנט באמצעות הרשת הקווית. כבר היום ניתן לגלוש ברשת באמצעות מכשירי סלולר מהדור השלישי, ובעתיד, עם השלמת פרישת רשת WiMAX תתאפשר גישה אלחוטית ברוחב פס של כ-10 מגה בייט לשנייה.

בהתאם למדיניות משרד התקשורת, אשר פורסמה ביום 5 במרס 2008, חברת 'בזק' מחוייבת בשיווק תשתית אינטרנט בטכנולוגיית ADSL מבלי שהמנוי מחויב לשאת בעלויות החזקת קו טלפון בנוסף לעלויות השירות. ההפרדה משמשת לקידום התחרות בשני תחומים: תחום הטלפוניה הנייחת ותחום תשתית האינטרנט בפס רחב.

ייעול הליך הקצאת התדרים

לנוכח היצע התדרים המוגבל והביקוש לתדרים מצד גורמים שונים, ביניהם גורמי ביטחון, גופי שידור של רדיו וטלוויזיה וחברות תקשורת ניידת ונייחת, ספקטרום התדרים הנו משאב במחסור. הפער הקיים בין ההיצע לבין הביקוש, שבשל ההתפתחויות הטכנולוגיות והתפתחות התחרות הולך וגדל, מחייב את הרגולטור להבטיח יעילות רבה בניצול הספקטרום.

בהחלטת ממשלה מספר 2536 מיום 4 בנובמבר 2008 נקבע כי משרד התקשורת יקים עד ליום 30 בספטמבר 2008 מאגר הכולל פירוט של הועדת התדרים והקצאתם במדינת ישראל. המאגר יכלול גם החלטות של ועדת התדרים ונימוקים לקבלתן.

תחום השידורים הרב-ערוציים למנויים

שיעור החדירה של שירותי הטלוויזיה הרב-ערוציים עומד על כ-75% (כ-1.49 מיליון לקוחות), מתוכם כ-62% מנויי הכבלים (HOT) וכ-38% מנויי הלוויין (YES) (נתוני למ"ס ונתוני החברות מתוך הדו"חות הכספיים). חברות הכבלים והלווין משדרות למנוייהן מאות ערוצים, מתוכם למעלה מ-40 ערוצים המופקים ונארזים בישראל, (נתון זה איננו כולל ערוצים אינטראקטיביים וערוצי קניות).

דו"ח ועדת גרונאו כולל שורה של המלצות מתחום שידורי הטלוויזיה הרב-ערוצית שהעיקרית שבהן עוסקת בחבילת השידורים הבסיסית הצרה. במסגרתה תשווק לצרכנים חבילה הכוללת מספר מצומצם של ערוצים במחיר מוזל, וכל ערוץ אחר בנוסף לערוצים בחבילה זו ישווק בנפרד על ידי הספקים. עוד הומלץ בדו"ח על הסרת המגבלות המוטלות כיום על בעלי הרישיונות המיוחדים לשידורי כבלים ובכללם האיסורים להציג שידורי ספורט, סרטים וילדים.

בהמשך להמלצות ועדת גרונאו, התקבלה החלטת הממשלה מספר 3982 מתאריך 24 באוגוסט 2008, הקובעת כי מינוי על שירותי טלוויזיה רב-ערוצית ישלם דמי גישה חודשיים בעבור החיבור לרשת השידורים ובמסגרת זו גם יוכל לצפות בשידורי הערוצים 1, 33, 2, 10 ו-99. מנוי שיבקש לצפות בערוצים נוספים או בכל שידור אחר לפי דרישה (VOD או Pay Per View), ישלם בעבור כל ערוץ או שידור נוסף בנפרד. שינוי זה יאפשר לצרכן לבחור באילו ערוצים הוא מעוניין לצפות ובהתאם, לשלם רק בעבור ערוצים אלה. בעקבות השינוי יגדל חופש הבחירה של הצרכן לבחור את הערוצים שאותם הוא מעוניין לצרוך וייפסק הסבסוד הצולב בין צרכנים בעלי דפוסי צריכה שונים.

בנוסף לאמור לעיל, החלטת הממשלה מספר 3982 מתאריך 24 באוגוסט 2008 קובעת גם כי ניתן יהיה לשדר פרסומות בטלוויזיה הרב-ערוצית. כיום, הפרסום בטלוויזיה מוגבל לערוצים המסחריים ולערוצים הייעודיים בלבד. בהתאם להחלטה, החלת הפרסום תיעשה באופן מדורג ותוך בחינת רמת התחרות בשוק. פתיחת שוק הפרסום בטלוויזיה הרב-ערוצית תגדיל את היצע דקות הפרסום ותאפשר למפרסמים נוספים, בהם גופים קטנים ובינוניים, גישה לתחום הפרסום בטלוויזיה. בכך תתאפשר גם הוזלה של רכישת הערוצים בטלוויזיה הרב-ערוצית ותתאפשר הרחבה של מספר הערוצים והעשרת התוכן בתחום זה.

תחום שידורי הטלוויזיה המסחרית

תחום שידורי הטלוויזיה המסחרית כולל את ערוץ 2 וערוץ 10 שעליהם מפקחת הרשות השנייה לטלוויזיה ורדיו.

במהלך שנת 2005 התקיים מכרז להפעלת הערוץ השני, ומועצת הרשות השנייה בחרה בחברת 'קשת' ובחברת 'רשת' כזכייניות שתפעלנה את הערוץ החל מחודש נובמבר 2005 לתקופה של עשר שנים.

תקציב הרשות השנייה – בהתאם לחוק הרשות השנייה לטלוויזיה ורדיו, כל בעל זיכיון לשידורי טלוויזיה מחויב לשלם מדי שנה דמי זיכיון למימון פעילותה השוטפת של הרשות. כחלק ממדיניות הממשלה לצמצום המגזר הציבורי, להפחתת נטל תשלומי החובה על גופים פרטיים ולעידוד צעדי התייעלות בגופים ציבוריים, סוכם בין משרד האוצר לרשות השנייה כי תקציב הרשות יקטן, ובהתאם - יקטנו תשלומי דמי הזיכיון שבהם מחויבים זכייני הטלוויזיה. משמעות התיקון הוא הפחתה של כ-18% בתקציב הרשות השנייה החל משנת 2007, ולפיכך תקציב הרשות השנייה עמד בשנת 2008 על כ-70 מיליון ש"ח. הרשות השנייה פועלת להורדת התקציב האמור בכל אחת מהשנים 2010-2009.

איחוד מערכי ההפצה של ערוצי הטלוויזיה הפתוחים – בהתאם להחלטת הממשלה מספר 2189 מיום 12 באוגוסט 2007, תוקן חוק הרשות השנייה, ובמהלך שנת 2009 תחל הפצת שידורי הטלוויזיה של רשות השידור (ערוץ 1 וערוץ 33), של זכייני הרשות השנייה (ערוץ 2 וערוץ 10) ושל ערוץ הכנסת באמצעות מערך הפצה מאוחד ששידוריו מופצים בטכנולוגיה דיגיטלית והוא מגובה במערך לוויני דיגיטלי. הקמת המערך ותפעולו נעשית על ידי הרשות השנייה לטלוויזיה ורדיו. הפצת השידורים במתכונת זו צפויה להביא לחיסכון משמעותי בהוצאה ובתדרים, בצד שיפור באיכות וברמת הכיסוי של השידור.

בחינת שינוי שיטת ההסדרה של תחום שידורי הטלוויזיה המסחריים – עם המעבר לשידורי טלוויזיה בטכנולוגיה דיגיטלית והפסקת השידור האנלוגי, צפוי שיתפנו תדרים ששימשו עד כה להפצת השידורים בטכנולוגיה האנלוגית. הרחבת מצאי התדרים הפנוי לשידורי טלוויזיה, וכמו גם התועלות הנובעות מקידום התחרות בתחום השידורים, הצריכו את גופי ההסדרה השונים לקיים בחינה של מעבר להסדרת התחום באמצעות רישיונות שיינתנו לכל מי שעומד בתנאים שנקבעו לצורך הפעלת ערוץ מסחרי. בשל המורכבות של צעד מסוג זה וההשפעות שעשויות להיות לו על שוק שידורי הטלוויזיה המסחריים, נעשתה, כאמור, בחינה מעמיקה של תחום שידורי הטלוויזיה המסחריים תוך התייחסות להיבטים השונים של הסוגיה. בהתאם, נקבע בהחלטת הממשלה מספר 3982 מיום 24 באוגוסט 2008, שתוקם ועדה בין-משרדית (ועדת מרדכי) בהשתתפות נציגים של משרד התקשורת, מחלקת ייעוץ וחקיקה במשרד המשפטים, מועצת הכבלים והלוויין, הרשות השנייה לטלוויזיה ורדיו והממונה על התקציבים באוצר. הוועדה בחנה את שינוי שיטת ההסדרה של תחום שידורי הטלוויזיה המסחריים להסדרה באמצעות רישיונות והמליצה על מארג של שינויים בתחום הטלוויזיה המסחרית ובהיבטים אחרים של שוק הטלוויזיה בישראל. עיקרי ההמלצות כללו שינוי של שיטת ההסדרה בתחום שידורי הטלוויזיה המסחריים לשיטת רשיונות, וזאת במקביל ליישום להחלטות הממשלה המוזכרות לעיל בדבר מתן אפשרות לשידור פרסומת בכבלים ובלוויין ובדבר שיווק חבילה צרה על ידי בעלי הרישיונות לשידורי כבלים ולשידורי לוויין. כמו כן, הוועדה הגישה המלצות הנוגעות לאיחוד גופי ההסדרה העוסקים בתחום התוכן בשידורים – מועצת הכבלים והלוויין והרשות השנייה לטלוויזיה ורדיו, בחינת טיפול בנושא עמלות הפרסום ועוד.

בהתאם לאמור, קיבלה ממשלת ישראל את החלטת הממשלה מספר 133 מיום 12 במאי 2009 שבה נקבעו השלבים והכללים הנוגעים למעבר להסדרת תחום השידורים באמצעות רישיונות ואיחוד גופי ההסדרה בתחום השידורים. כמו כן, נקבע באותה החלטה כי תוקם ועדה לבחינת נושא עמלות הפרסום וכי ייקבע מנגנון להבטחת היקף ההוצאה של רשות השידור על רכש הפקות מקומיות.

שידורי הטלוויזיה הציבורית

רשות השידור היא הגוף האמון על ביצוע השידורים הציבוריים בישראל. פעילות הרשות במהלך השנים האחרונות מתאפיינת בשורה של בעיות הבאות לידי ביטוי בפגיעה באיכות התוכן ובירידה בשיעורי הצפייה בשידורי הרשות. הבעיות נובעות בעיקרן מכשלים במבנה הרשות ובמוסדותיה ומכשלים בתחום יחסי העבודה והשכר. בהתאם לאמור, מתנהלים שני תהליכים באשר לרשות השידור: תיקון חקיקה ותכנית הבראה.

במסגרת תיקון חוק רשות השידור, נקבעו בשנת 2006 מחויבויות בתחום התוכן, כך שהרשות מחויבת להוציא שיעור קבוע מהכנסותיה ולשדר מספר שעות מינימלי של הפקות מקור ישראליות. מעבר לכך, בימים אלו נידונה בכנסת הצעה נוספת לתיקון חוק רשות השידור אשר נועדה להסדיר מחדש את אופן מינוי הוועד המנהל וההנהלה של רשות השידור, הכול במטרה לחזק את עצמאות הרשות.

תכנית ההבראה ברשות השידור כוללת שורה של שינויים: פרישת עובדים, חתימה על הסכמי שכר חדשים והשקעה בתשתית טכנולוגית. מטרת התכנית היא להביא להסטת מקורות הרשות לשיפור איכות התוכן המשודר ולהסדיר את נוהלי העבודה הקיימים ברשות. בנוסף להשקעה ברכישת אמצעים טכנולוגיים ובפרישת עובדים, הרפורמה כרוכה בשינוי ארגוני ברשות, במטרה להתאימה לפעילות בשוק תקשורת מתקדם.

במסגרת התכנית הכלכלית לשנות התקציב נקבע מנגנון שיבטיח את רמת ההוצאה של רשות השידור על רכש הפקות מקומיות קנויות, בהתאם לקבוע בחוק (הוצאה של 36% מסך הכנסות הטלוויזיה). בהתאם להסדר, ימנה הוועד המנהל של רשות השידור מפקח חיצוני שידווח לו על הוצאות הרשות לצורך רכש הפקות מקומיות. לצורך ביצוע המעקב ייפתח חשבון ייעודי שבו יופקדו הכספים המיועדים לרכש ההפקות. בנוסף תעביר הרשות, פעמיים בשנה, דיווח על הוצאותיה לצורך רכש הפקות מקומיות.

תחום שידורי הרדיו האזורי והארצי

שידורי הרדיו הארציים בישראל מבוצעים על ידי שני גופים ממלכתיים — רשות השידור וגלי צה"ל. לצד תחנות אלו, פועלות 14 תחנות רדיו אזוריות שקיבלו זיכיונות לשידורים אזוריים שהוענקו מכוח חוק הרשות השנייה לטלוויזיה ורדיו.

במטרה לשפר את חופש הבחירה של צרכן הרדיו, לגוון את היצע שידורי הרדיו המוצעים לו ולשפר את איכות הקליטה של שידורי הרדיו, החליטה הממשלה ביום 15 באוגוסט 2004 על הגדלת היצע שידורי הרדיו הארציים באמצעות

הסדרת הקמת תשתית שתאפשר הפצת שידורי רדיו דיגיטאליים. בעקבות החלטה זו ותיקוני חקיקה שבאו בעקבותיה, פורסם מכרז לבחירת זכיין להקמת מערך שידורי הרדיו הדיגיטלי. במכרז שפורסם לא נבחר זוכה להקמת מערך השידורים, ובמהלך שנות התקציב ייבחן נושא הרדיו הדיגיטלי במטרה לגבש מתווה לקידום הנושא.

תחום הדואר

מדיניות הממשלה בענף הדואר היא לאפשר תחרות במתן שירותים בתחום הדואר, תוך שמירה על המשך יכולתה של חברת הדואר לספק שירותים בפריסה כלל ארצית (השירות האוניברסלי). בהתאם למדיניות זו, הותר במהלך שנת 2003 לגופים אחרים, בנוסף לרשות הדואר, לפעול בתחומים שהיו עד לאותה עת שמורים לרשות הדואר. במסגרת ההיתר נכללים שירותים, כגון: דואר שליחים, דואר מהיר, דואר רשום ודואר בין-לאומי הפתוחים כיום לתחרות מלאה.

בנוסף החליטה הממשלה ביום 15 בספטמבר 2003, על ביצוע רפורמה בענף. הרפורמה מתבססת על פתיחה מדורגת של תחום הדואר לתחרות החל מחודש ינואר 2006 (עד כה הונפקו ארבעה היתרים כלליים למתן שירותי דואר כמותי); על הבטחת המשך קיומו של השירות האוניברסאלי; ועל הפיכת רשות הדואר לחברה עסקית בע"מ, שתחתיה תפעל חברת בנק הדואר כחברת בת.

עם השלמת מהלך תאגוד החברה ופתיחת תחום הדואר לתחרות, החלה הממשלה לגבש תכנית פעולה מפורטת לקידום מהלך להפרטת החברה. ככלל, מדיניותה הכלכלית של הממשלה בתחום התקשורת מבוססת על התפיסה שלפיה גוף עסקי הפועל על בסיס שיקולים כלכליים, ידע להתמודד באופן מוצלח יותר מהממשלה עם הדינאמיות המאפיינת את תחום הדואר ועם התמורות הצפויות לחול בו במהלך השנים הקרובות.

בנוסף, במטרה להגדיל את מגוון השירותים שמספקת חברת בנק הדואר, לנוכח שורת המגבלות המונעות פיתוח משמעותי של החברה, החליטה הממשלה, בהחלטה מספר 3979 מיום 24 באוגוסט 2008, לתקן את חוק הדואר, כך שתבוטלנה המגבלות המונעות מחברת בנק הדואר לספק מגוון רחב של שירותים בנקאיים. ההחלטה קובעת כי תוסרנה המגבלות המונעות כיום מבנק הדואר לפעול כחברה, ובכלל זה מגבלות בעניין דירקטוריון החברה, העסקת עובדים, צבירת נכסים, צבירת רווחים ועוד. שינוי זה יביא לגידול במקורות ההכנסה של חברת הדואר מפעילויות נוספות.

כמו כן, במטרה להביא למיצוי מלוא הפוטנציאל העסקי הגלום בחברת הדואר בשנות התקציב 2010-2009, תתקיים פעילות לקידום הנפקת גרעין השליטה בחברה. התועלות הצפויות מהנפקה כאמור הן בעיקר השגת שקיפות בניהול החברה, קידום מעורבות של משקיעים ורגולטורים מתחום ניירות הערך והשאת ערך מניות החברה.

תשתיות ובינוי

הגבָּרַת ההשקעות בתשתית היא אמצעי מרכזי של המדיניות הכלכלית, במיוחד בתקופה שבה נתון המשק בהאטה. מטרתה היא להסיר חסמים המַקשים על ההתפתחות המשקית ולהניע את גלגלי המשק, כדי להביא למיצוי פוטנציאל הצמיחה של המשק הישראלי.

ההשקעות בתשתית מבוצעות גם בידי גופים שאינם נכללים בתקציב המדינה, כגון: חברת החשמל לישראל, חברת נמלי ישראל — פיתוח ונכסים בע"מ (לשעבר רשות הנמלים), רשות שדות התעופה, חברת 'מקורות' ועוד. בשנים 2010-2009 צפוי כי כלל ההשקעות במשק על ידי גופים אלה ועל ידי הגופים המתוקצבים כאחד, יגדלו לעומת ההשקעות ב-2008.

עם זאת, הממשלה חייבת ליצור תנאים שיאפשרו את הגדלת ההשקעות בתשתית ממקורות חוץ-תקציביים. פעילויות מרכזיות שמומנו מתקציבי מדינה, מועברות ברחבי העולם במידה גוברת והולכת לידי המגזר הפרטי. גם בישראל הושם דגש על מגמה זו בשנים האחרונות, בראש ובראשונה בתחומי תשתית התחבורה (כבישי אגרה, רכבות קלות), ייצור חשמל ותשתיות מים וביוב. בדרך זו היתוספו מקורות למימון התשתיות וגוברת יעילות הפעלתן.

ביצוע פרויקטים רבים, המתוכננים על ידי המגזר הפרטי ועל ידי גורמים ציבוריים אחרים, נתקל בעיכובים משמעותיים בשלב האישורים הסטטוטוריים. כחלק מהמאמץ להאיץ את ההשקעות בתשתית, החליטה הממשלה על קיצור הליכי תכנון במסגרת ועדה מיוחדת שתטפל בפרויקטים שעניינם תשתיות לאומיות ותיתן להם את העדיפות כנדרש מתרומתם למשק.

היערכותם של משרד הבינוי והשיכון, משרד התחבורה, משרד התשתיות הלאומיות ומשרד התקשורת להשגת היעדים הכלכליים של הממשלה בענפים שבתחום אחריותם מתבצעת בעיקר באמצעות פעולות אלו:

- **רפורמות מבניות** – תכליתן לייעל את דרכי הפעולה בענף וליצור כללי משחק חדשים בהסרת מִגבלות מינהליות שונות ובשחרור 'צווארי בקבוק'.
- **ניהול התקציב** — בשנים 2010-2009 יתאפיין התקציב בהגדלת ההשקעות הישירות בכבישים, ברכבות ובמפעלי השָבַת מים; בהמשך הסיוע למימון מפעלי ביוב ברשויות המקומיות; בהגדלת הסיוע להשקעות של חברות למים ולביוב, שיוקמו על ידי רשויות מקומיות; בהמשך טיפול בתכנון בכלל ובתכנון לבנייה למגורים בפרט; ובמיקוד המעורבות הממשלתית בפיתוח של אתרים לבנייה למגורים.

תחום התחבורה

בשנים 2010-2009 תימשך ההשקעה בפיתוח תשתיות בתחבורה היבשתית, האווירית והימית במקביל להרחבת ההשקעות בתשתית הכבישים ובתשתית הרכבות.

ההשקעה בתשתית התחבורה הציבורית — ההשקעות יתמקדו בתשתית המסילתית של רכבת ישראל; במערכות הסעת המונים בתל אביב, בירושלים ובחיפה; בנתיבי תחבורה ציבוריים לאוטובוסים; וכן בפרויקטים מרכזיים בערים הגדולות ובמערכת הכבישים הארצית.

ההשקעה בכביש חוצה ישראל — הצעת התקציב מקצה לשנים 2010-2009 סכום של 176 מיליון ש"ח ו-76 מיליון ש"ח בהתאמה בהוצאה לחברת כביש חוצה ישראל. סכום זה מיועד להשלמת העבודות בקטע 18 המבוצעות באמצעות המדינה (רובו של קטע זה נסלל בימים אלו על ידי זכיין פרטי), פיקוח על הזכיין, תשלום עבור הפקעת הקרקעות בחלק המרכזי של הכביש וכן מימון פעילות החברה.

ההשקעה ברשת הכבישים הבין-עירונית — תקציב פיתוח כבישים בין-עירוניים שיבוצע באמצעות החברה הלאומית לדרכים (מע"צ החדשה) לשנים 2010-2009 מסתכם בכ-3,780 מיליון ש"ח ובכ- 3,880 מיליון ש"ח בהתאמה בהוצאה וכן בכ-2,036 מיליון ש"ח ובכ-2,016 מיליון ש"ח בהתאמה בהרשאה להתחייב. התקציב המזומן מיועד לתכנון, לפיתוח, לבטיחות ולאחזקה של רשת הדרכים הבין-עירונית באמצעות החברה הלאומית לדרכים. תקציב זה הוא נגזרת של התכנית הרב-שנתית שאישרה הממשלה בדצמבר 2005 לביצוע בשנים 2010-2006 וכן של תכנית ההאצה להשקעה בתשתיות שעליה הוחלט בסוף שנת 2008.

ההשקעה ברכבת — חברת רכבת ישראל בע"מ היא חברה ממשלתית בבעלות מלאה של המדינה ומטרתה — הקמה ותפעול של רכבות בישראל. בין החברה לבין הממשלה נחתם הסכם ולפיו, במהלך התקופה שבין 1 בינואר 2003 ל-31 בדצמבר 2008, תשקיע החברה סכום בהיקף של 20 מיליארד ש"ח בפיתוח רשת הרכבות. בדיקה מחודשת שנערכה לתכנית העבודה של חברת רכבת ישראל בע"מ הצביעה הן על חריגה משמעותית מהאומדנים התקציביים, כפי שאושרו על ידי הממשלה, הן על דחיית מועד סיום הפרויקטים לאחר שנת 2012 והן על הצורך בביצועם של פרויקטים משלימים לתכנית הפיתוח ובהם רכש ציוד נייד, הפרדות מפלסיות, מערכות מחשוב ובקרה וכו'.

בעקבות ההתפתחויות כאמור, החליטה הממשלה, במסגרת דיוני התקציב לשנת 2008, על עדכון תכנית הפיתוח של חברת רכבת ישראל בע"מ. במסגרת זו נקבע כי בכפוף לחתימת הסכם פיתוח מחודש בין חברת רכבת ישראל בע"מ לבין המדינה, יעמוד היקפה התקציבי הכולל של התכנית על עד 29,536 מיליון ש"ח. כמו כן הוארך משך התכנית עד לשנת 2013. במהלך שנת 2008 נחתם הסכם פיתוח עדכני בין המדינה לבין חברת הרכבת בהתאם לעקרונות שאותם התוותה הממשלה. על פי הסכם זה יבוצעו פרויקטים בהיקף של כ-29.5 מיליארד ש"ח. תוקף ההסכם נקבע עד לסוף שנת 2012, עם זאת ביצועם של מקצת הפרויקטים יימשך עד לשנת 2014.

השקעה בהסעת המונים – על מנת לסייע בהפחתת הגודש בכבישים, לצמצם את זיהום האוויר הנגרם מכלי רכב ולספק תחבורה ציבורית ברמת שירות גבוהה, החליטה הממשלה על השקעה במערכות הסעת המונים. במסגרת זו מקודמות רכבות קלות בתל-אביב ובירושלים ומערכת הסעת המונים לא מסילתית — בחיפה. הרכבת הקלה בירושלים מוקמת בהשקעה תקציבית של למעלה מ-3 מיליארד ש"ח והפעלתה צפויה בתחילת שנת 2011. הרכבת הקלה בתל אביב מוקמת בהשקעה תקציבית של כ-9.5 מיליארד ש"ח והפעלתה צפויה בשנת 2015. שתי המערכות מוקמות בשיתוף הסקטור הפרטי בשיטת B.O.T. מערכת הסעת ההמונים בחיפה נמצאת בשלבי הקמה והפעלתה צפויה בשנת 2011.

המכרז להפעלת המערכת התפרסם בשנת 2008. במסגרת תכנית הפריפריה החליטה הממשלה על הקמתן של מערכות להסעת המונים בין חיפה לכרמיאל ובבאר שבע. תכנונן של מערכות אלו יבוצע במהלך השנים 2010-2009.

השקעה בנמלים – תנאי בסיסי להגברת התחרות בין הנמלים הוא קיום תשתיות וקיבולות המאפשרות מתן שירות מגוון וזמין לחברות הספנות ולבעלי המטען.

בשנת 2005 נחנך פרויקט נמל היובל בנמל אשדוד ובשנת 2006 החל פיתוח שלב א של נמל הכרמל בחיפה שעתיד להסתיים במהלך שנת 2010. פרויקטים אלו מהווים קפיצת מדרגה בקיבולת הנמלית ובמיוחד בענף המכולות המהווה את הפעילות העיקרית בסחר הבין-לאומי. בנוסף, הרציפים החדשים בשני הנמלים ערוכים לקליטת אניות מכולה גדולות מהדור החדש, הן מבחינת תשתיות פיזיות והן מבחינת ציוד שינוע ומערכי תפעול ומחשוב. ההשקעה הכוללת בנמל היובל היא כ-2.6 מיליארד ש"ח, ואילו ההשקעה הצפויה בנמל כרמל א נאמדת ב-1.1 מיליארד ש"ח.

רוב תקציב הפיתוח של חברת נמלי ישראל – פיתוח ונכסים בע"מ לשנים הקרובות מיועד לפיתוח פרויקט נמל הכרמל בחיפה, לפרויקטים בתחום המחשוב, לאמצעים ביטחוניים וכן לרכישת קרקעות לשם יצירת עורף תפעולי לנמלים.

במהלך שנת 2006 הכינה חברת נמלי ישראל – פיתוח ונכסים בע"מ תכנית אב ארוכת טווח לפיתוח תשתיות נמלים, מערכות לוגיסטיות ומערכי תחבורה לשיפור הנגישות לנמלים. תכנית האב היא לטווח של 50 שנה והיא כוללת אבני דרך לפיתוח. התכנית הובאה לאישור הממשלה בתחילת שנת 2007, ושרי התחבורה והאוצר הוסמכו לקבוע את העיתוי, המיקום ואת אופן ההקמה והמימון של שלב א של הפיתוח. שלב א בכל נמל (חיפה ואשדוד) כולל הקמת רציף מכולות באורך של 1,200 מטר ובהשקעה של כ-800 מיליון דולר בכל נמל (השקעות אלה אינן כוללות השקעות בציוד). הרציפים מתוכננים לקלוט את אניות המכולה הגדולות ביותר המשרתות את הסחר הבין-לאומי.

תחום האנרגיה

בשווקים השונים של משק האנרגיה, מובילה הממשלה בשנים האחרונות תהליך שתכליתו הגברת רמת התחרות, שילוב של גורמי ייצור חדשים והטמעת טכנולוגיות חדשות. תהליך זה יתמקד בשנים 2010-2009 במשק החשמל, במשק הגז הטבעי, במשק הגז הביתי (גז פחממני מעובה) ובמשק הדלק.

משק החשמל

היצע החשמל במשק מתבסס על ייצור חשמל במסגרת פעילות חברת החשמל לישראל וייצור חשמל באמצעות גורמים פרטיים, כפי שיפורט להלן.

בעקבות עבודה של גופי הממשלה השונים, קיבלה הממשלה החלטה מפורטת מספר 463 מיום 12 בספטמבר 2006, על אופן פיצול חברת החשמל לישראל וכן הסמיכה צוות להידברות בין המדינה לבין ההנהלה ועובדי חברת החשמל לישראל אודות השינוי המבני והמשא ומתן עם ועד העובדים על זכויותיהם. חוק משק החשמל (תיקון מספר 5),

התשס"ז-2007, כולל פיצול של מקטע הייצור לארבע חברות ייצור לפחות, בעלות תמהיל דלקים דומה; פיצול של מקטע החלוקה לארבע חברות, חברת בת להולכה וחברה ממשלתית נפרדת לניהול המערכת, הכוללת את ניהול הסחר ואת התכנון לטווח ארוך. כמו כן נקבע כי השירותים הנוספים (כגון נושאי התכנון והביצוע של חברת החשמל לישראל) יוצאו מהחברה לחברות בת, וכי בהמשך תוכל חברת החשמל לישראל לעסוק גם בתחומים נוספים שמעבר לתחום החשמל. עד כה לא הושגו הסכמות כאמור, ולפיכך הוחלט במסגרת החלטת ממשלה מספר 3704 מיום 30 ביוני 2008, על הקמת חברה ממשלתית לניהול המערכת ועל הקמת חברת ייצור חשמל ממשלתית אלטרנטיבית. מטרתו העיקרית של המהלך היא צמצום הריכוזיות במשק החשמל והנחת התשתית לתחרות עתידית בענף.

ייצור חשמל פרטי צפוי לענות על הצורך בגיוון מקורות וביצירת מסגרת שוק תחרותית תוך הפחתת העלויות בייצור החשמל. בשנה האחרונה ניכרת התקדמות רבה לקראת הקמת תחנות כוח פרטיות לצורך ייצור חשמל לשימוש עצמי ולצורך ייצור חשמל ומכירתו לצרכנים סופיים ולרשת החשמל הארצית, וזאת בשיטת הרישיונות. באוקטובר 2008 פרסמה הרשות לשירותים ציבוריים – חשמל רגולציה הכוללת תעריפים ואמות מידה ליצרני חשמל פרטיים שיאפשרו מימון והקמת תחנות פרטיות לייצור חשמל מסוג קונבנציונאלי וקוגנרציה.

משק הגז הטבעי

מקטע ההולכה – החברה הממשלתית 'נתיבי הגז הטבעי לישראל בע"מ' מקימה, במימון חלקי של המדינה, את מערכת ההולכה של הגז הטבעי בישראל בחמישה מקטעים: המקטע הימי – מאשדוד עד חוף דור; המקטע המרכזי – בין אשדוד לאשקלון דרך רמלה וקריית גת; המקטע הדרומי – מצומת שורק עד סדום; המקטע הצפוני – בין חגית לחיפה ולאלון תבור; והמקטע המזרחי – בין תחנות הכוח גזר וחגית.

מקטע החלוקה – מקטע החלוקה נועד לחיבור צרכנים בינוניים וקטנים, החל מצרכנים עירוניים כגון מאפיות, מסעדות ובנייני משרדים וכלה בתעשייה קטנה ובינונית – בהיקף צריכה שנתי עד 12 מיליון מ"ק. רשת החלוקה מתחברת למערכת ההולכה בתחנות חלוקה מתוכננות ברחבי הארץ (כ-25 תחנות) והיא תפרוס את צנרת החלוקה לאזורי התעשייה ולערים. במרס 2009 נקבעו שני הזוכים הראשונים במכרזי החלוקה באזורי הנגב והמרכז. בהתאם להחלטת ממשלה מספר 176 מיום 12 במאי 2009 בנושא הסדרת משק הגז הטבעי, יפורסמו שני מכרזי חלוקה נוספים עד סוף שנת 2009 (לאזורי הדרום, הכרמל והעמקים). במהלך שנת 2010 יתפרסם המכרז לאזור חיפה והגליל המערבי, ועם תחילת הקמת הקו לירושלים יתפרסם המכרז לאזור ירושלים והסביבה.

מקטע האספקה – כיום ישנם שני ספקי גז טבעי החתומים על הסכמים עם צרכנים ישראלים: חברת 'ים תטיס' המספקת גז טבעי בעיקר לחברת החשמל לישראל, ושעתודות הגז שלה עומדות בפני סיום, וחברת EMG המצרית, אשר נהנית מיכולת אספקה גבוהה יותר המתבססת על מאגרי הגז הגדולים של מצרים. במחצית הראשונה של שנת 2009 דווח על תגליות גז באתרים "תמר" ו"דלית" בהיקף כולל של כ-BCM 160.

על רקע מיעוט ספקי הגז המאפיין את משק הגז הישראלי, נקבע בהחלטת הממשלה מיום 13 במרס 2008 כי גז טבעי נוזלי נמצא כמקור אספקה חיוני המתאים ביותר לסיפוק צורכי המשק בטווח הארוך וכי יש להקים מתקן גז טבעי

משולב באספקת הגז. בהתאם להחלטת הממשלה הוקמה ועדת מכרזים בין משרדית במטרה להקים מתקן LNG עד שנת 2015. בעקבות גילוי הגז באתרים 'תמר' ו'דלית', הצפויים לספק את צורכי המשק לשנים הקרובות, הממשלה החליטה ב 12 במאי 2009 על ביטול רכיב האספקה במכרז.

משק הגפ"מ (גז פחממני מעובה)

קיימות אינדיקציות שונות על רמת תחרות נמוכה במקטע שיווק הגפ"מ, שקיבלו ביטוי גם בדו"ח מבקר המדינה משנת 2000, וכן אינדיקציות בנוגע למחסור בשטחי אחסון הגורם להגבלת הייבוא, ומתוך כך – להעצמת הבעיה של חוסר תחרות במקטע השיווק. לכן, ביום 12 באוגוסט 2007, קיבלה הממשלה החלטה מספר 2179 על קידום התחרות במשק הגפ"מ, בין היתר תוך התייחסות לנושאים האלה: הסדרת נושא הבעלות על הצוברים כך שלא תהווה חסם להחלפת ספק גז; מתן אפשרות לצרכן להחליף ספק גז בכל עת; וקביעת כללי בטיחות זהים לספק חדש וישן. עוד הוחלט על קידום סטטוטורי ועל הקצאת קרקעות של מתקני אחסון גפ"מ.

משק הדלק

ביום 12 באוגוסט 2007, החליטה הממשלה בהחלטה מספר 2180 על תיקון חוק משק הדלק (קידום תחרות), כך שתבוטל מגבלת הזמן הקבועה בחוק על הדרישה למרחקי מינימום בין תחנות המוחזקות על ידי אותה חברה. כמו כן הוחלט על תיקון החוק שלפיו בעלי תחנות הדלק יחויבו לפרסם את המחירים הסופיים של מוצרי הדלק, ולהציגם במקום בולט לעין ובגודל מתאים.

בנוסף החליטה הממשלה על הענקת סמכויות לממונה על רשות המִסים לצורך נקיטת צעדים להגברת האכיפה בנושא מכירת דלקים המיועדים לרשות הפלסטינית בתחנות דלק בישראל, בין היתר באמצעות סימון הדלקים המופנים לרשות הפלסטינית. זאת ועוד, במהלך חודש אוגוסט 2007, התפרסם צו חיתום מיכליות בחותם אלקטרוני. צו זה יחייב את התחנות לעקוב, באמצעים אלקטרוניים, אחר מובילי הדלק, וכך לצמצם את מהילת הדלקים על ידי המובילים.

תחום המים

בשנת 2008 עמד ממוצע העשרת מקורות המים על כ-60%. גם חורף 2009-2008 התאפיין בכמויות משקעים נמוכות מהממוצע. זוהי אם כן השנה החמישית ברצף שנים שבהן כמויות הגשמים אשר ירדו במרבית האגנים בארץ היו מתחת לממוצע הרב-שנתי, והביאו לגירעון של כמיליארד מ"ק מהאוגר. מצב זה הביא לירידה ממושכת באוגרי המים בישראל.

בעקבות משבר חמור זה, החליטה הממשלה לאמץ תכנית שתאפשר התמודדות הן בצד היצע המים והן בצד הביקושים למים, בעלות של למעלה ממיליארד ש"ח. בצד ההיצע יופנו משאבים כספיים להגדלת ההשקעות בהשבַת מי קולחין ומים שוליים אחרים (915 מליון ש"ח במהלך חמש שנים) וכן גידול בהיקף מי הים המותפלים ל-600 מיליון מטר קוב שנה עד לשנת 2013 (750 מלמ"ק עד לשנת 2020). בצד הביקוש, רשות המים מבצעת פעולות הסברה שונות, בין היתר

באמצעות קמפיין נרחב לנושא. כמו כן, במסגרת התכנית הכלכלית לשנת 2010-2009, מוצע להטיל היטל מחסור על שימוש מוגבר במים. פעולות אלה צפויות להביא לחיסכון משמעותי הנאמד בלמעלה מ-100 מיליון מ"ק בשנה. עוד בצד הביקוש, תבוצע העלאת תעריפי המים השפירים לכל השימושים בהתאם לעלויות המים. צעדים אלו יביאו לשיפור בהקצאת המים ולניהול יעיל ואחראי יותר של מקורות המים והמשאבים העומדים לרשות המשק. כמו כן, הופחתה הקצאת המים לחקלאות לשנת 2009 בכ-100 מיליון מטר קוב וכן ניתנה תמיכה לחקלאים בעקבות ההפחתה בסכום של כ-258 מיליון ש"ח.

בתחום הביוב תימשך תנופת ההשקעה בתאגידי מים וביוב וכן במועצות איזוריות, בעיקר בהקמת מכוני טיהור של שפכים. הגידול המתמשך באוכלוסיית המדינה וההחמרה בתקנות איכות הסביבה צפויים להגביר את תנופת הפיתוח בתחום זה. כך, למשל, בעקבות אימוץ תקני ועדת ענבר לאיכות הקולחים, יש צורך בשדרוג מרבית מתקני הטיהור הקיימים. השדרוג יחל בשנת 2010 ויימשך כעשר שנים.

חוק תאגידי מים וביוב שאושר בכנסת במהלך שנת 2001, צפוי להביא לשינוי משמעותי במבנה משק המים והביוב ברשויות המקומיות. בהתאם לחוק יוקמו תאגידי מים וביוב ברשויות המקומיות. הקמת התאגידים תאפשר להפנות משאבים רבים יותר לתחום זה בניהול יעיל וממוקד. הממשלה החליטה לסייע לתאגידים שיוקמו בדרך של מתן מענקים להקמתם, כל זאת על מנת לזרז את הקמת התאגידים. בישראל פועלים כיום 28 תאגידים לפי חוק זה, ועד סוף שנת 2009 צפויים לקום למעלה מעשרים תאגידים נוספים. סך הכול, עד לסוף שנת 2009, למעלה מ-5 מיליון תושבים צפויים לקבל את שירותי המים והביוב באמצעות תאגידי מים וביוב. רשויות מקומיות אשר טרם מנהלות את משק המים בתחומן על ידי תאגיד מים וביוב, עוברות על הוראות החוק, ובכוונת הממשלה לנקוט נגדן סנקציות. הקמת תאגידים, כמו גם הגידול באוכלוסייה וההחמרה בתקני איכות הסביבה, צפויים להביא לגידול משמעותי בהשקעות בתחום המים והביוב.

ההשקעה הממשלתית במזומן, הצפויה בתחומי המים והביוב בשנת 2009, תעמוד על סכום של כ-1.3 מיליארד ש"ח, ובשנת 2010 היא תעמוד על סכום של כ- 1.6 מיליארד ש"ח.

תחום הבינוי והשיכון

לקראת סוף העשור הקודם התייצבו היקפי הפעילות והמחירים בענף הנדל"ן ברמה נמוכה בהשוואה לתחילת העשור. התייצבות זו נבעה בעיקר מהתמתנות קצב העלייה ומירידת היקפי הביקושים לדיור. יודגש כי מדובר בהתאמה טבעית של הענף להיקפי הביקושים הנגזרים מן הגידול הטבעי במספר משקי הבית ומהיקפי העלייה הנמוכים. בטווח הקצר יותר מושפע הביקוש לדיור גם משיפור ברמת החיים, משינויי העדפות וכן מביקוש לדירות בישראל בקרב תושבי חוץ.

עם תחילת המיתון ועם פרוץ המאורעות הביטחוניים ברבעון האחרון של שנת 2000, חלה ירידה בהיקף הפעילות בענף. ירידה זו בפעילות נבעה מירידה בביקוש לדיור והיא לוותה בהתאמה של ההיצע, כפי שמתבטא בהתחלות הבנייה ובשיווק הקרקעות לבנייה למגורים. מגמות אלו הביאו לירידה במחירי הדירות מאז שנת 2000.

נתוני ענף הבנייה, כגון מספר התחלות וגמר הבנייה ונתוני שיווק קרקע של מינהל מקרקעי ישראל אינם מצביעים בשלב זה על מגמת האטה ברורה בהשוואה לשנת 2008, למרות ההאטה במשק. יחד עם זאת יצוין כי במספר העסקאות בדיור ניכרת ירידה במהלך שנת 2008. הריבית הממוצעת על המשכנתאות, אשר הייתה נמוכה יחסית בשנת 2007 וברבעון הראשון של 2008, אינה צפויה להמשיך במגמת ירידה בשנת 2009. יצוין כי המגמות אינן זהות באזורי הביקוש השונים. כך, באזור המרכז נשמרת יציבות בפעילות הענף ובאזורי הפריפריה ניכרת ירידה בהתחלות הבנייה. בעקבות ההאטה במשק, אשר עשויה להשפיע על ענף הנדל"ן, יצאה הממשלה בשנת 2009 בתכנית להאצת ענף הנדל"ן הכוללת בין היתר העמדת ערבות מדינה בהיקף של עד 500 מיליון ש"ח לבנקים המלווים פיננסית פרויקטים של בנייה למגורים (לא כולל דירות יוקרה). כמו כן בוטלו חלק מתשלומי דמי ההיתר למינהל מקרקעי ישראל, וניתנה הטבת מס, כהוראת שעה למשך שנתיים, לדירות חדשות העומדות להשכרה. כמו כן הוצעו פתרונות נקודתיים בתחומי התכנון והתחבורה לפרויקטים ביוזמת הממשלה, בהיקף גדול של יחידות דיור.

משרד התחבורה

הצעת התקציב ברוטו המיועד לתחומי התחבורה השונים לשנות הכספים 2010-2009 (סעיפים 32, 40, 79 ו- 83) מסתכמת בכ-11,858 מיליון ש"ח ובכ-11,557 מיליון ש"ח בהתאמה בהוצאה ברוטו. מתוכם כ-11,678 מיליון ש"ח ו-11,377 מיליון ש"ח בהתאמה בהוצאה נטו, 180 מיליון ש"ח ו-180 מיליון ש"ח בהתאמה בהוצאה מותנית בהכנסה וכ-4,863 מיליון ש"ח וכ-6,314 מיליון ש"ח בהתאמה בהרשאה להתחייב (ללא תקציב ההרשאה להתחייב של חברת רכבת ישראל).

התקציב השוטף של המשרד עומד על כ-410 מיליון ש"ח בהוצאה נטו בשנת הכספים 2009 ועל כ-403 מיליון ש"ח בשנת 2010. התקציב נטו לפיתוח הכבישים והתחבורה הציבורית עומד על כ-6,638 מיליון ש"ח בשנת הכספים 2009 ועל כ-6,690 מיליון ש"ח בשנת הכספים 2010.

תקציב התמיכות בתחבורה עומד על כ-2,527 מיליון ש"ח בהוצאה נטו בשנת הכספים 2009. בשנת הכספים 2010 תעמוד ההוצאה נטו על כ-2,655 מיליון ש"ח. תקציב הפיתוח של רכבת ישראל יעמוד על כ- 2,103 מיליון ש"ח בשנת הכספים 2009 בהוצאה נטו ועל כ-1,629 בהוצאה נטו בשנת הכספים 2010.

התקציב השוטף

סך התקציב השוטף של משרד התחבורה בהוצאה נטו יסתכם בשנת הכספים 2009 בכ-410 מיליון ש"ח ובשנת הכספים 2010, בכ-403 מיליון ש"ח. ההפחתה הכוללת בשנתיים האלה, בהשוואה לשנת 2008 (שבה התקציב הסתכם בכ- 556 מיליון ש"ח), מסתכמת בכ-140 מיליון ש"ח. ההפחתה נובעת בעיקרה מהפחתת תקציבה השוטף של הרשות הלאומית לבטיחות בדרכים בהתאם להחלטת הממשלה מיום 24 באוגוסט 2008 ומהקיצוצים הרוחביים בשנים אלו. יש לציין כי בשנות התקציב 2010-2009 הוסטו כספים מתקציב פיתוח התחבורה לתקציב השוטף של הרשות הלאומית לבטיחות בדרכים בהתאם לסיכום בין משרדי התחבורה והאוצר.

תקציב הפיתוח

בשנים 2010-2009 ימשיך המשרד לפעול ליישום תכניות הפיתוח הרב-שנתיות. להשקעה בתשתית נודעת השפעה על שיעור הצמיחה ארוך הטווח של המשק. הגברת היקף ההשקעות בתשתית היא אמצעי מרכזי של המדיניות הכלכלית. השקעות בתשתית נועדו ליצור תשתית מודרנית ויעילה, ועל ידי כך לסייע בהסרת חסמים, המקשים על ההתפתחות המשקית ולאפשר צמיחה של המגזר העסקי. בנוסף נועדה ההשקעה בפיתוח התחבורה להביא לתשתית סלחנית ובטוחה יותר לנהגים.

במסגרת התכנית לטיפול במשבר הכלכלי הוחלט בשנת 2008 על תכנית ההאצה במשק שבמסגרתה נכללה השקעה ממשלתית מוגברת בתשתיות ציבוריות. מטרת התכנית היא להגביר את הפעילות והצמיחה במשק וליצור מקומות עבודה נוספים וזאת כבר בטווח הזמן הקצר. במסגרת תכנית ההאצה נכללו פרויקטים הזמינים לביצוע בטווח השנים 2010-2009 והם בעלי תשואה כלכלית ארוכת טווח למשק. בתחום התחבורה נכללו השקעות בפרויקטים חדשים בהיקף של למעלה מ-5 מיליארד ש"ח בכבישים בין-עירוניים, בכבישים עירוניים, בתחבורה הציבורית ובתשתית המסילתית. כמו כן תוקצבה כבר בשנת 2008 הרשאה להתחייב לביצוע פרויקטים שתוכננו במסגרת הצעת התקציב לשנת 2009 וזאת בהיקף של למעלה מ-3 מיליארד ש"ח. היקף ההשקעה הנוספת בתשתיות בשנים אלו ייצר כ-10,000 מקומות עבודה לכשלוש שנים בממוצע.

התקציב נטו לפיתוח הכבישים והתחבורה הציבורית (ללא רכבת ישראל) עומד על כ- 6,638 מיליון ש"ח בשנת הכספים 2009 ועל כ-6,690 מיליון ש"ח בשנת הכספים 2010. ההשקעה בתשתית התחבורה היבשתית נועדה להבטיח נגישות ליעדים השונים, (לרבות אזורי פיתוח וקישורם למרכזי התעסוקה בארץ) ולאפשר רמת ניידות מֵרבית לנוסעים ולמטענים. ניידות זו משרתת את הפעילות הכלכלית ותורמת למיצוי פוטנציאל הצמיחה של המשק.

פיתוח התחבורה הציבורית

תקציב פיתוח תשתית התחבורה הציבורית והסעת המונים (ללא רכבת ישראל) לשנות הכספים 2010-2009 מסתכם בכ-1,341 מיליון ש"ח ובכ-1,257 מיליון ש"ח בהתאמה, בהוצאה נטו וכן בכ-712 מיליון ש"ח ובכ-1,218 מיליון ש"ח בהרשאה להתחייב, בהתאמה.

התקציב מיועד בעיקרו לתכנון מערכות להסעת המונים באזורים שונים בארץ ולהקמת מערכות הסעת המונים בירושלים, במטרופולין תל-אביב ובמטרופולין חיפה.

במטרופולין תל אביב מושלמות עבודות העתקת התשתיות והפינויים לקו הרכבת הקלה הראשון, מבוצע קידום זמינות ותכנון מפורט למערכת BRT בכפר סבא, הרצליה ורעננה ומקודם תכנון של קו שני במסגרת הרכבת הקלה כמו גם מערכות BRT נוספות. במסגרת תכנית ההאצה תוקצב פינוי תשתיות לקו BRT השרון. בירושלים משולמות אבני דרך 6 ו-7 במסגרת מענק ההקמה ומקודמות הארכות המסלול בקו הרכבת הקלה. בחיפה יימשכו בשנים 2010-2009 עבודות להקמת מערכת הסעת המונים המבוססת על אוטובוסים מרובי קיבולת. מערכת זו מתוכננת להפעלה בשנת 2011. במסגרת תכנית ההאצה תוקצב שלב ב' בפרויקט 'המטרונית' הכולל קו נוסף במערכת, ותוקצבה הקמתו של רכבל לתחבורה ציבורית מצומת הצ'ק פוסט לטכניון ולאוניברסיטת חיפה. במקביל החל בשנת 2008 תכנון מערכות הסעת המונים בבאר שבע, ובנתניה, וכן תכנון מערכות הסעת המונים שיחברו את נצרת וחיפה ואת עכו וכרמיאל.

בנוסף מיועד התקציב האמור לשמש לפיתוח נתיבים בלעדיים לתחבורה הציבורית ולהקמתן של מערכות בקרה, אכיפה, ניהול ותכנון תחבורה ציבורית במסגרת המגמה לשיפור איכות הנסיעה בתחבורה הציבורית באוטובוסים ועידוד השימוש בה. דוגמאות לפעולות אלו הן התכנון לפריסה חדשה של התחבורה הציבורית בגוש דן, הקמת מרכזי בקרה למתן העדפה לתחבורה ציבורית וקידום כרטוס משותף ומרכזי מידע לציבור.

כבישים עירוניים

תקציב פיתוח כבישים עירוניים לשנים 2010-2009 (ללא תקציבי הפיתוח המשלימים ברשויות המקומיות ובתקציב משרדי ממשלה אחרים) מסתכם בכ-1,010 מיליון ש"ח ובכ- 1,000 מיליון ש"ח בהתאמה בהוצאה (לא כולל את תקציב הרשות הלאומית לבטיחות בדרכים), ובכ-1,696 מיליון ש"ח וכ-1,205 מיליון ש"ח בהתאמה בהרשאה להתחייב.

התקציב מיועד להשתתפות בהשקעה בפיתוח עורקים עירוניים ראשיים, ובעיקר להאצת הקמתם והשלמתם של כבישים שביצועם החל בשנים האחרונות, ביניהם פרויקט אם המושבות בבני ברק, השלמת גישור רח' מבצע קדש, השלמת רמפה בין כביש 5 לכביש 20, דרך רבין בפתח תקווה, חיבור דרך הקישון לכביש 75, דרך דשנים וכביש נחל גיבורים בחיפה.

כבישים בין-עירוניים

תקציב הפיתוח של כבישים בין-עירוניים שיבוצעו באמצעות החברה הלאומית לדרכים (מע"צ החדשה) לשנים 2010-2009 מסתכם בכ-3,780 מיליון ש"ח ובכ-3,880 מיליון ש"ח בהתאמה בהוצאה ובכ-2,036 מיליון ש"ח וכ-2,016 מיליון ש"ח בהתאמה בהרשאה להתחייב. התקציב המזומן מיועד לתכנון, לפיתוח, לבטיחות ולאחזקה של רשת הדרכים הבין-עירונית באמצעות החברה הלאומית לדרכים. תקציב זה הנו נגזרת של התכנית הרב-שנתית שאישרה הממשלה בדצמבר 2005 לביצוע בשנים 2010-2006 וכן של תכנית ההאצה להשקעה בתשתיות שעליה הוחלט בסוף שנת 2008.

באמצעות החברה הלאומית לדרכים מקודמים פרויקטים בכל חלקי הארץ ביניהם הפרויקטים הנחקריים כמפורט להלן:

הפרויקטים העיקריים באזור המרכז: ביצוע מחלף רעננה צפון; השלמת ביצוע סוללת פולג ורמפת פולג; השלמת הפרדה מפלסית גבירול בסמוך לעיר רחובות; ביצוע מחלף חולון מזרח וכביש הרוחב מס' 531 (החברה ביצעה את הקטע המזרחי ומקדמת את זמינותו של הקטע המערבי, המבוצע באמצעות הסקטור הפרטי); שדרוג כביש 71; ושדרוג כביש 1 בין מישור אדומים והשומרוני הטוב.

הפרויקטים העיקריים באזור חיפה והצפון: כביש עוקף קריות; המשך הרחבת כביש מס' 90 מצומת מחניים עד לקריית שמונה; שדרוג כביש 77 בין צומת ישי לצומת המוביל; שדרוג כביש 79 והקמת מחלף סומך ומחלף המוביל; כביש 70 בין עין תות ליקנעם; ושדרוג כביש 4 בקטע שבין צומת בנימינה לצומת פרדיס.

הפרויקטים העיקריים באזור הדרום: השלמת הקמת מחלף עד הלום כולל ביצוע הפרדה מפלסית בין כביש למסילה; השלמת ביצוע שלב ג' (הפרדה מפלסית) של מחלף אשדוד; ביצוע הפרדה מפלסית בכביש 3 בקטע צומת ראם - צומת נחשון; ביצוע שדרוג כביש 40 עוקף באר שבע כולל שדרוג כביש 40 עד צומת הנגב; והקמת כביש 358 שקף-שומריה.

בנוסף מקודמים הנושאים האלה:

- תכנון, קידום זמינות והפקעות
- פיתוח כבישים במגזרי המיעוטים בהתאם להחלטות הממשלה בנושא
- פיתוח מערכת בקרת תנועה ותפעולה
- מחקר ופיתוח
- פרויקטים בטיחותיים, כגון: הסדרת עקומות ושיפור קטעים מבחינה בטיחותית, טיפול בצמתים, הוספת אביזרי בטיחות, מעקות ועוד.

תקציב התכנית הרב-שנתית כולל כאמור גם תקציב לאחזקת הכבישים הבין-עירוניים. אחזקת הכבישים תורמת לחיסכון בעלויות התפעול ובזמן של המשתמשים ותורמת להפחתת מספרן של תאונות הדרכים. הפעולות העיקריות בתחום האחזקה הן ריבוד ושיקום המיסעה, אחזקת גשרים ומחלפים, אחזקת אמצעי תאורה ותמרורים, הוספת והחלפת אמצעי בטיחות ותחזוקה שוטפת של רשת הכבישים.

בנוסף, הממשלה החליטה לקדם מספר פרויקטים מרכזיים בתחום התחבורה בשיתוף הסקטור הפרטי. בתחילת שנת 2009 נפתח לתנועה כביש רוחב מס' 431 (ממודיעין לראשון לציון). ההסכם עם הזכיין הזוכה במכרז לביצוע הפרויקט נחתם עוד בחודש יולי 2005. הפרויקט כולל מימון, הקמה, תפעול ותחזוקה של הכביש תמורת מענק הקמה ותשלומים חצי-שנתיים במשך תקופת ההתקשרות. בתום תקופה זו יוחזר הכביש למדינה ללא תמורה. תקציב המדינה בפרויקט נועד בעבר למימון קידום הזמינות של הכביש הכולל העתקת תשתיות והפקעת קרקעות נדרשות וכן לליווי ובקרה של הזכיין. כיום, לאחר פתיחת הכביש לתנועה, כולל התקציב את תשלום מענק ההקמה לזכיין וכן את התשלומים החצי-שנתיים.

בחודש ספטמבר 2008 נחתם הסכם עם זכיין לביצוע הקמה, תפעול ותחזוקה של חלקו המערבי של כביש הרוחב מספר 531, מאזור רעננה לאזור קיבוץ שפיים כולל הארכת כביש 20 מהרצליה עד שפיים והקמת שלוחה חדשה לרכבת בקו כפר סבא - רעננה - הרצליה. הקמת הפרויקט צפויה להתחיל ברבעון השלישי של שנת 2009, לאחר סיום שלב הסגירה הפיננסית, ולהימשך כשלוש שנים. הקטע המזרחי של כביש 531 בין כביש 6 לצומת רעננה דרום אשר בוצע באמצעות החברה הלאומית לדרכים נפתח לתנועה במהלך שנת 2007.

כחלק מהמאמץ להתמודד עם גודש התנועה בכבישים, נחקק חוק נתיבים מהירים, המסמיך את שר התחבורה להכריז על נתיב תנועה בכביש כעל נתיב מהיר (נתיב קיים או חדש). במסגרת זו, החליטה המדינה לסלול נתיב חדש חד כיווני בכביש 1, באמצעות יזם פרטי, מאזור מחלף נתב"ג ועד לאזור מחלף קיבוץ גלויות בתל אביב. הנתיב המהיר נועד לנסיעת כלי רכב ציבוריים וכלי רכב פרטיים רבי תפוסה ללא תשלום אגרה תוך מכירת עודף הקיבולת לכלי רכב אחרים (כלי רכב פרטיים שאינם רבי תפוסה). הפרויקט כולל גם הקמה והפעלה של חניון רב-קיבולת באזור מחלף שפירים ללא תשלום של המשתמשים, וכן הפעלת מערך הסעות (שאטלים) למרכזי העסקים בתל אביב ללא תשלום של המשתמשים, זאת במטרה לעודד מעבר של הנוסעים מרכב פרטי לתחבורה ציבורית ולהקפיד על רמת שירות גבוהה למשתמשים. בנוסף לסלילה ולהפעלה של הנתיב המהיר בכניסה לתל אביב ובכפוף לאישור ועדת הכלכלה של הכנסת, עתיד הזכיין

להפעיל נתיב מהיר חד-כיווני בכניסה לירושלים על חשבון נתיב קיים. גם בנתיב זה תחבורה ציבורית תהיה פטורה מתשלום אגרה, ועודף הקיבולת יימכר לרכבים פרטיים. במהלך חודש אוגוסט 2007 החל הזכיין בעבודות ההקמה של הנתיב הנוסף בכביש 1 כולל הקמת חניון חנה וסע במחלף שפירים ובניית הרמפות המחברות חניון זה עם כביש 1. עבודות ההקמה של הפרויקט עתידות להסתיים עד הרבעון הראשון של שנת 2010.

כביש חוצה ישראל

בחודש אוגוסט 2002 נפתח לתנועה הקטע הראשון של פרויקט כביש חוצה ישראל מנחשונים לצומת אייל ולאחר מכן נפתח לתנועה הקטע כולו, כ-86 ק"מ כביש ממחלף שורק בדרום ועד מחלף עירון (המאפשר חיבור לכביש 65) בצפון. עלותו הכוללת נאמדת בכמיליארד דולר. מיום הפתיחה ועד לסוף שנת 2007 שולמו לזכיין כ-115 מיליון ש"ח כחלק מרשת הביטחון שהובטחה לזכיין בגין אי עמידה ביעדי השימוש בכביש. במהלך שנת 2008 החלה הממשלה לקבל תקבולים מן הזכיין בכביש בגין הכנסות עודפות שנצברו מעבר לתחזית ההכנסה הצפויה מפעילותו בכביש. בגין הפעילות במחצית השנייה של שנת 2007 והמחצית הראשונה של שנת 2008, קיבלה הממשלה מהזכיין כ-29 מיליון ש"ח ובגין הפעילות במחצית השנייה של שנת 2008 עתידה המדינה לקבל כ-14 מיליון ש"ח.

בחודש דצמבר 2007 נפתח לתנועה קטע 19 בכביש 6, ממחלף שורק ועד החיבור לעיר קריית גת, ובחודש יולי 2008 נפתח לתנועה גם קטע 20, מקריית גת ועד אחוזם (החיבור עם כביש 40 באזור בית קמה). הקמת קטעים אלו מומנה מתקציב המדינה. בנוסף, הוחלט לקדם את קטע 18 בצפון (ממחלף עירון עד אליקים) באמצעות הזכיין 'דרך ארץ' (זכיין הקטע המרכזי בכביש), ולהפעילו ככביש אגרה. הפרויקט נמצא בביצוע מתקדם על ידי הזכיין, והוא צפוי להיפתח לתנועה באוגוסט שנת 2009.

במסגרת התכנית הכלכלית לשנים 2010-2009 החליטה הממשלה לפעול לתיקון חוק כביש חוצה ישראל. תיקון החוק יאפשר למדינה להטיל על זכיין פרטי את תחזוקת החלקים הדרומיים של הכביש - קטעים 19-20, ובמקביל לגבות אגרה ממשתמשי הכביש. מהלך זה נועד להבטיח כי רמת השירות הגבוהה הניתנת בקטעי הכביש האחרים תישמר גם בקטעים הדרומיים של כביש 6. האגרה שתוטל תממן רק את פעילות התחזוקה וההפעלה של הכביש ולא את הקמתו, ולפיכך היא עתידה להיות נמוכה באופן משמעותי מהאגרה הנגבית בקטע המרכזי של הכביש.

חברת 'כביש חוצה ישראל' פועלת כרגולאטור לליווי ולבקרה על פעולות הזכיין בקטע המרכזי, לרבות בנושאי תנועה, שירות, אחזקה ומימוש רשת הביטחון על פי הסכם הזיכיון. בנוסף קיימות פעולות רבות של נושאים משלימים במרחב הזכיין, לרבות קידום חיבור כבישי הרוחב ושדרוגים שונים.

הצעת התקציב מקצה לשנים 2010-2009 סכום של 176 מיליון ש"ח ו-76 מיליון ש"ח בהתאמה בהוצאה לחברת כביש חוצה ישראל. סכום זה מיועד להשלמת העבודות בקטע 18 המבוצעות באמצעות המדינה (רובו של קטע זה נסלל בימים אלו ע"י זכיין פרטי); פיקוח על הזכיין; תשלום עבור הפקעת הקרקעות בחלק המרכזי של הכביש; וכן מימון פעילות החברה.

תקציב התמיכות בתחבורה

סובסידיה לתחבורה הציבורית באוטובוסים

התמיכה התקציבית בתחום התחבורה תעמוד בשנות הכספים 2010-2009 על כ-2,562 מיליון ש"ח ועל 2,690 מיליון ש"ח בהתאמה, מתוכם כ-2,527 ו-2,655 מיליון ש"ח בהוצאה נטו בהתאמה, וכ-35 מיליון ש"ח בהוצאה מותנית בהכנסה בשנים אלו. התמיכה התקציבית נחלקת באופן הבא:

סובסידיה לתחבורה הציבורית באוטובוסים

	2009	2010
סובסידיה תפעולית	922	1019
הנחות בגין שימוש באמצעי כרטוס	293	304
תמיכות באזרחים ותיקים	275	296
תמיכות בזכאים (המוכרים על ידי הביטוח הלאומי)	15	18
תמיכות בנוער ובילדים	256	265
תמיכות באוכלוסיות אחרות	27	28
מיגון אוטובוסים	9.5	9.5
בקרה ופיקוח	22	25
סככות המתנה	0.5	0.5
רזרבה	63	42
סובסידיה לרכישת אוטובוסים	331	365
סך הכול	**2,214**	**2,372**

סובסידיה לרכישת אוטובוסים

בהתאם להסכמים הקיימים בין הממשלה לבין מפעילי התחבורה הציבורית הוותיקים (ובראשם 'אגד' ו'דן'), מממנת הממשלה את עלות חידוש צי האוטובוסים המופעלים בתחבורה הציבורית בהתאם להיקפים מוסכמים מראש. יצוין כי מפעילי התחבורה הציבורית החדשים, אשר זכו במכרזי משרד התחבורה להפעלת השירות, אינם מסובסדים במימון רכישת אוטובוסים.

סובסידיה לרכבת

התמיכות ברכבת בשנת 2009 מסתכמות בכ-240 מיליון ש"ח, ובשנת 2010 הן מסתכמות בכ-240 מיליון ש"ח. אלו מהווים סובסידיה שוטפת, הנקבעת בהתאם להסכם שבין הממשלה לחברת הרכבת והמממנת את הפער שבין הוצאותיה השוטפות של חברת הרכבת לבין הכנסותיה מנוסעים. בשנת 2009 צפוי חידוש הסכם הסובסידיה בין המדינה לבין חברת הרכבת. 10 מיליון ש"ח משמשים לתקצוב חברת הבקרה על רכבת ישראל.

סובסידיה לתעופה פנים ארצית

הצעת התקציב מקצה סכום של 3 מיליון ש"ח לתמיכה בפעילות תעופתית בטיסות הסדירות בקווים לראש פינה בצפון ובקו למנחת עין יהב בערבה. תמיכה זו נועדה לסייע לחיזוק הפריפריה ולאפשר הבשלת הפעילות התעופתית בקווים אלו.

תמיכות שונות

היקף התמיכה הממשלתית השנתי בתחום הספנות עומד על כ-24 מיליון ש"ח. מתוך סכום זה מעביר משרד התחבורה תשלומים בהיקף שנתי של כ-20 מיליון ש"ח כתמיכה בספנות הישראלית, בהתאם להחלטת ממשלה שקבעה כי יינתן סבסוד אניות בבעלות צי ישראלי. 4 מיליון ש"ח נוספים מועברים על ידי משרד התשתיות לתמיכה באניות אסטרטגיות - אניות המובילות דלק ופחם.

בנוסף, 39 מיליון ש"ח מתוקצבים בשנת 2009 ו-9 מיליון ש"ח מתוקצבים בשנת 2010, והם יהוו רשת ביטחון לתקציב השוטף ולפיתוח של מעברי הגבול היבשתיים בין י0שראל לירדן ולמצרים ובמעברים היבשתיים עם הרשות הפלסטינית המתופעלים על ידי רשות שדות התעופה, אם תקציבים אלו, המאושרים על ידי שרי התחבורה והאוצר, לא יכוסו על ידי הכנסות הרשות מאגרות וממסחר בשנים אלו. כל זאת על פי הסכם בין הממשלה לרשות שדות התעופה אשר עתיד להיחתם בתקופה הקרובה. הפעלת מסופי הגבול לוותה במשך השנים בעלייה בעלויות התפעול בשל החמרת דרישות הביטחון במסופים. במהלך שנת 2008 אושרה בוועדת הכלכלה של הכנסת העלאת האגרות הנגבות במעבר במסופי הגבול. כמו כן, אושרה בוועדה בשנת 2008 העברת מסופי הגבול קרני וכרם שלום מאחריות רשות שדות התעופה למשרד הביטחון.

תקציב הפיתוח של חברת רכבת ישראל

תקציב הפיתוח של חברת רכבת ישראל נכלל בסעיף 83 - הוצאות פיתוח אחרות במסגרת תחום הפעולה תמיכה בחברות (8306). התקציב בשנת 2009 עומד על 2,103 מיליון ש"ח בהוצאה ועל כ- 14,922 מיליון ש"ח בהרשאה להתחייב, ובשנת 2010 הוא עומד על כ-1,629 מיליון ש"ח ללא הרשאה להתחייב. הביצוע הצפוי במהלך 2009 עומד על כ-2,370 מיליון ש"ח וב- 2010 על כ-3,360 מיליון ש"ח. מקור המימון לפער שבין גובה התקציב לביצוע הצפוי הוא קרן המע"מ של חברת רכבת ישראל. מקורות אלו מיועדים לממן את תכנית הפיתוח הרב-שנתית של חברת רכבת ישראל כפי שאושרה על ידי הממשלה באוגוסט 2007 ובאה לידי ביטוי בהסכם הפיתוח המפורט שנחתם עם החברה בשנת 2008. תקציב ההרשאה להתחייב מיועד להתאים את מסגרת ההרשאה הקיימת בתקציב המדינה לתכנית הפיתוח האמורה. ההרשאה להתחייב מחליפה התחייבויות קודמות שניתנו לחברת הרכבת בגין תכנית הפיתוח ובגין סובסידיה הונית לחברת הרכבת.

בשנת 2003 החלה תכנית הפיתוח של חברת רכבת ישראל. התכנית המקורית כללה 33 פרויקטים אשר יועדו לביצוע בתוך שש שנים ובתקציב של 20 מיליארד ש"ח. ככל שהתקדם ביצועה של התכנית, החלו להתגלות חריגות משמעותיות באומדני עלות הפרויקטים כמו גם במועד סיומם הצפוי. בשנת 2007 הוערך היקף החריגה בעלויות הפרויקטים בלמעלה מ-11 מיליארד ש"ח לעומת אמדן העלות המקורי, וזאת אף לאחר הפחתת מספר פרויקטים וצמצום היקפם של

אחרים. החריגות נבעו גם מהתייקרויות של תשומות הבנייה, אך בעיקר משינויים ומתוספות שהתקבלו כפועל יוצא של הליך התכנון ומהתארכות משך הקמת הפרויקטים מעבר למתוכנן. מועד סיום הקמתם של מרבית הפרויקטים נדחה עד לשנים 2012-2011, בעוד שמועד סיומו של הקו המהיר לירושלים נדחה לשנת 2014 לכל הפחות. הדחייה במועדי סיום הפרויקטים הינה פועל יוצא של קשיים בתכנון, בהשגת ההיתרים הנדרשים ובביצוע הפרויקטים במקביל זה לזה ובמקביל להמשך תפעול רשת הרכבות. שינויים אלה בלוחות הזמנים ובעלויות דרשו עדכון של תכנית הפיתוח הן בהיבט של לוחות הזמנים והתקציב והן בשיפור אמצעי הבקרה והמעקב המצויים בידי המדינה.

בהתאם להחלטת הממשלה מיום 12 באוגוסט 2007, ובמסגרת דיוני התקציב לשנת 2008, נקבע כי בכפוף לחתימת הסכם פיתוח מפורט עם חברת רכבת ישראל בע"מ, יוסמך הממונה על התקציבים לקבוע את היקפה הכולל של תכנית הפיתוח עד 29,536 מיליון ש"ח. במהלך שנת 2008 נחתם הסכם הפיתוח בהתאם לעקרונות אלו. תוקפו של ההסכם הוא עד תום שנת 2012. עד סוף שנת 2008 הוצאו כ-12 מיליארד ש"ח במסגרת התכנית, והיתרה תבוצע ברובה בשנים 2013-2009. ההרשאה להתחייב שטרם נוצלה תבוטל, ותחתיה תינתן הרשאה חדשה בהיקף של כ-17.5 מיליארד ש"ח. תקציב הפיתוח ממומן בחלקו מכספי קרן החזרי המס ברכבת, העומדת כיום על כ-1.82 מיליארד ש"ח.

בשנת 2009 צפויות להסתיים העבודות בהכפלת הקו לכפר סבא, כמו כן צפויות להתבצע עבודות במספר קווים נוספים וביניהם: קו אשקלון-באר שבע, הקו המהיר תל אביב-ירושלים, קו משה דיין-פלשת, קו מוצקין-נהרייה וקו איילון דרום. בנוסף תקודם זמינותה של מסילת החוף, יימשכו העבודות להכפלה ולשדרוג של המסילה לבאר שבע ויבוצעו הפרדות מפלסיות במפגשי כביש מסילה. פרט לפרויקטים אלו תמשיך חברת הרכבת בביצוע תכנית ההצטיידות ותרכוש כ-87 קרונות נוסעים ו-6 קטרים ותמשיך בפעילות שדרוג מערך התקשורת, המחשוב והבקרה ואחזקת הציוד הנייד.

במסגרת תכנית ההאצה הוחלט על ביצועם של מספר פרויקטים נוספים בעלי רמת זמינות גבוהה. במסגרת זו תכפיל חברת הרכבת את קו הרכבת מרחובות לפלשת בהשקעה של כ-300 מיליון ש"ח ותבנה תחנות נוסעים בבת ים ובזיכרון יעקב בהיקף של כ-100 מיליון ש"ח נוספים. במסגרת תכנית ההאצה תוקצבו כ-400 מיליון ש"ח נוספים לצורך ביצוען של הפרדות מפלסיות בין כביש ומסילה וזאת במטרה להביא לקראת השלמה את ביצוע ההפרדות המפלסיות בעלות רמת הסיכון הגבוהה ביותר, בהתאם להחלטת הממשלה משנת 2007.

שינויים מבניים להשגת יעדי מדיניות הממשלה

התחרות בתחבורה הציבורית

במסגרת השינויים המבניים להשגת יעדי מדיניות הממשלה בתחום התחבורה היבשתית, החליטה הממשלה בחודש ינואר 1997 על פתיחת ענף התחבורה הציבורית לתחרות. בהתאם לכך פרסמה הממשלה, בשנת 1998, מכרז להפעלת 22 קווי שירות בתחבורה הציבורית. קואופרטיב 'אגד' עתר לבג"צ כנגד הליכי המכרז. פסק הדין קבע, בין היתר, כי המונופולין שניתן ל'אגד' אינו חוקי וכי בית המשפט נתן 'אור ירוק' לתכנית הממשלה וקבע כי על הממשלה לפרסם תכנית כוללת למהלך האמור. בהמשך לצעדי התחרות בענף נחתמו הסכמים עם 'אגד' ו'דן' המסדירים מספר סוגיות

הנגזרות מצעדי הממשלה לפתיחת הענף לתחרות. בין היתר כוללים הסכמים אלו תשלום למפעילים המותנה בהיקף פתיחת הענף לתחרות ובפרישת חברים.

בהתאם לכך, פורסמו מכרזים להפעלת תחבורה ציבורית. בשנים 2008-2002 הוצאו כ-21.5% מהקווים שהופעלו ע"י 'אגד', וכ-16% מהקווים שהופעלו ע"י 'דן', לתחרות. בנוסף לכך, קווי התחבורה הציבורית בשומרון, בלוד ובאזור השרון נמצאים בהליכי הוצאה לתחרות. תוצאות המכרזים, עד כה, השיגו ירידת מחירים של עד כ-45% ושיפור ברמת השירות, הגדלת התדירות של הקווים והורדת גיל האוטובוסים בהתאם להסכמי התחרות.

ב-12 באוגוסט 2007 החליטה הממשלה על שורה של צעדים לעידוד השימוש בתחבורה הציבורית, ביניהם: המשך ההליך התחרותי תוך שימת דגש על שיפור השירות לציבור, קביעת מדדי שירות וסטנדרטים אחידים לשירות, וזאת בהתבסס על בקרה מקיפה על פעילות הזכיינים. התגמול לזכיינים בגין הפעלת השירות יותנה גם הוא בעמידת המפעיל במדדי שירות ומשך תקופת הזיכיון ייקבע בהתאם לעמידת המפעיל במדדים אלו. כמו כן הוחלט על חידוש מערך הרישוי בתחבורה הציבורית ועל הגדרתם של אשכולות שירות, שבהם ייקבעו קריטריונים מחייבים להפעלת שירות אך תתאפשר גמישות תכנונית למפעיל התחבורה. החלטת הממשלה כאמור אף קובעת כי מפעילי התחבורה הציבורית יחויבו לקיים כרטוס משותף ולהשתתף במרכז מידע ארצי לתחבורה ציבורית. אמצעים משלימים אלו יאפשרו שילוב בין מפעילי התחבורה הציבורית ובינם לבין מערכות הסעת ההמונים. עיקרי החלטת הממשלה הובאו לחקיקה במסגרת הצעת חוק ההסדרים במשק המדינה לשנת 2007, ולאחר שפוצלו ממנו הונחו על שולחן ועדת הכספים בכנסת. עד עתה טרם קודמה הצעת החוק האמורה.

מדיניות כוללת להתמודדות עם בעיית הגודש בכבישים ולהעדפת התחבורה הציבורית

החלטת הממשלה מיום 13 באוגוסט 1997, כוללת תכנית רחבה להתמודדות עם תופעת הגודש בכבישים ולהעדפת תחבורה ציבורית. עיקרי התכנית כללו ארגון מחדש של התחבורה הציבורית במערכת העורקית במטרופולינים הגדולים; תכנון מחדש של קווי התחבורה הציבורית והתאמתם לרשת הנתיבים הבלעדיים; הפעלת תכנית אכיפה מוגברת בנתיבי תחבורה ציבורית; הטלת קנסות מוגדלים על עבירות של שימוש בנתיבים בלעדיים לתחבורה הציבורית שלא בהתאם לכללים; והקמת מנהלת תחבורה ציבורית במשרד התחבורה לתכנון ולקידום התחרות בענף. כמו כן הוחלט לפעול להקטנת היקף מקומות החנייה שייבנו בסמוך לצירי התחבורה הציבורית במרכזי הערים הגדולות ולפעול לקידומם של פרויקטים הכוללים הטלת אגרת גודש אשר תאפשר את ניהול הביקוש לנסיעות בכבישים עתירי גודש תנועה. כפי שפורט לעיל, פרויקט הנתיבים המהירים בכניסות לת"א ולירושלים הוא פרויקט הכולל שימוש באגרות גודש.

בהמשך להחלטת הממשלה משנת 2007, הוחל ביישום מבנה תעריפים חדש בתחבורה הציבורית. במסגרת זו בוצע שלב א' במטרופולין חיפה, והנתונים הראשוניים מעידים על השפעה חיובית של הרפורמה על היקף השימוש בתחבורה ציבורית. במהלך השנים 2010-2009 צפויות רפורמות נוספות במבנה התעריפים של התחבורה הציבורית במטרופולין ירושלים ובמטרופולין תל אביב. מטרת הרפורמה בתעריפים היא ליצור מבנה תעריפים אחיד, המאפשר מעבר נוח בין אמצעים שונים של תחבורה ציבורית ומעודד את המשתמשים הקבועים בתחבורה הציבורית. במקביל מקודמים בצוותים מקצועיים הליכים לעידוד השימוש בתחבורה הציבורית בקרב עובדי מדינה וקביעת תמריצי מס לעידוד השימוש בתחבורה הציבורית.

התשתיות לשינוע מטענים אוויריים

חברת ממ"ן היא מונופול בתחום ניטול המטענים הלא חקלאיים המובלים בדרך האוויר, ולפיכך תעריפיה מפוקחים. בסוף שנת 1999 נחתם הסכם בין הממשלה לבין רשות שדות התעופה ובין חברת ממ"ן והוא מסדיר, בין היתר, את פתיחת הענף לתחרות. בעקבות זאת הקים תאגיד של חברות העוסקות בתחום מטענים, בראשות חברת סוויס פורט, מסוף מטענים נוסף בשטח נתב"ג. מסוף זה החל לפעול במחצית השנייה של שנת 2008.

בעקבות עתירה של ארגון המשלחים לבג"צ בדרישה לאפשר פעילות שינוע מטענים אוויריים מחוץ לגבולות נתב"ג, הוקמה ועדה בין-משרדית, אשר בחנה היתכנות של פעילות מעין זו. בחודש יולי 2004 הגישה הוועדה את המלצותיה, לפיהן הקמת מסופי מטען מחוץ לנמל התעופה אפשרית הן בהיבט המכסי, הן בהיבט הביטחוני והן בהיבט התפעולי. על מנת לאפשר את כניסת המפעיל הנוסף בשטח נתב"ג, החליטו בשנת 2005 שרי התחבורה והאוצר כי פעילות מסופי מטען חיצוניים, אשר עתידה להתחרות עם המסופים בתוך נתב"ג, תותר החל ממחצית שנת 2010. על מנת לאפשר פעילות מסופי מטען חיצוניים כאמור, נדרשים שרי התחבורה והאוצר לקבוע מחיר שאותו יגבו המסופים הקיימים עבור השירותים הבסיסיים שיינתנו על ידם למטענים בטרם יועברו למסוף החיצוני. ועדת המחירים הבין-משרדית אישרה מחיר כאמור כבר בחודש יוני 2008, והצו הנוגע לעניין ממתין לחתימת שר התחבורה.

קידום התחרות בענף התעופה הבין-לאומי

ממשלת ישראל פועלת למימוש מדיניותה לעידוד התחרות בענף התעופה הבין-לאומית בישראל, מתוך מטרה להביא לידי פתיחת השמיים בישראל לפעילות תעופה חופשית. 'שמיים פתוחים' הוא מצב שבו כל חברת תעופה רשאית להפעיל טיסות לישראל וממנה ללא המגבלות הרגולטוריות הקיימות כיום. מצב זה אינו קיים כיום בפעילות האווירית שבין ישראל ומדינות העולם, למעט בקו התעופה שבין ישראל וארה"ב.

כפועל יוצא של מדיניות הממשלה האמורה, תוקן בשנת 2006 חוק רישוי שירותי התעופה, התשכ"ג-1963, באופן שבו שר התחבורה, בבואו להפעיל את שיקוליו לעניין אישור רישיון או חידושו וכן לעניין קביעת תנאים ברישיון (לרבות תדירות הטיסות), יהיה מחויב לפעול בהתאם למטרה של עידוד תחרות בת קיימא בענף, לטובת רווחת ציבור המשתמשים ולתועלת המשק. שר התחבורה יהיה מחויב להתייעץ בנושא עם שר התיירות וכן תובא בפניו עמדתה של ועדה מקצועית בין-משרדית.

במסגרת דיוני התקציב לשנת 2007 החליטה הממשלה, במטרה לעודד את התחרות בתחום התעופה האזרחית לישראל וממנה, לפעול לקידום הסכם תעופה אחיד עם מדינות האיחוד האירופי אשר נועד בעיקרו לאפשר את כניסתם של מובילים סדירים נוספים לענף, לרבות חברות Low Cost. במחצית השנייה של שנת 2007 החלו השיחות עם נציגי האיחוד האירופי בנושא. גיבוש הסכם תעופה גלובאלי עם האיחוד האירופי עתיד להביא ל'פתיחת השמיים' גם בין ישראל ומדינות אירופה.

גיבוש הסכם התעופה מלא כולל שני שלבים: הראשון הוא הסכם אופקי שעיקר עניינו הכרה בילטראלית שלפיה כל מוביל נקוב ממדינה אירופית מוכר כמוביל אירופי ללא קשר למדינת המפעיל. הסכם זה נחתם בין ישראל לאיחוד

האירופי במחצית השנייה של שנת 2008. השלב השני הוא ההסכם הגלובאלי המלא אשר יאפשר פתיחת קווי התעופה בכל מדינה לתחרות משמעותית. המשא ומתן לגיבוש הסכם זה החל ברבעון האחרון של שנת 2008 והוא צפוי להימשך כשנה וחצי.

עד למימושן המלא של החלטות הממשלה בנושא, משרד התחבורה פועל לשינויים מקומיים בהסכמי תעופה בילטראליים עם מדינות שונות, כך שיתאפשר מינויים של מובילים נקובים נוספים במדינות אלו ובישראל. בשנים האחרונות תוקנו מספר הסכמי תעופה עם מדינות שונות, כך שניתן כיום למנות מובילים נקובים נוספים בקווי התעופה, בין היתר עם המדינות הבאות: בריטניה, רוסיה, צרפת, ספרד, אוקראינה, גרמניה, איטליה ובלגיה.

בנוסף לזאת, במסגרת התכנית הכלכלית לשנת 2007, תוקן חוק ההגבלים העסקיים, התשמ"ח-1988, כך שיבוטל הפטור מתחולת חוק זה על התובלה הבין-לאומית באוויר בכל הנוגע להסדרים כובלים בין מובילים ישראליים ולהסדרים כובלים בין מוביל ישראלי למוביל זר או בין מובילים זרים בלבד. בהתאם לכך, מתחילת שנת 2009, הסדרים כובלים כאמור יהיו כפופים לאישור הממונה על ההגבלים העסקיים בדומה לכל ענף אחר במשק.

פיתוח תשתיות תעופתיות

על פי החלטת המועצה הארצית לתכנון ובנייה, יש למצוא חלופה לבניית שדה תעופה משלים לנתב"ג, שיהיה ערוך לקליטת תנועה בין-לאומית כשזו תעלה על 16 מיליון נוסעים בשנה. בספטמבר 2007 מינה שר התחבורה ועדה ציבורית בראשות האלוף (מיל') הרצל בודינגר. הוועדה השלימה את עבודתה והגישה את המלצותיה בנובמבר 2008. עיקר המלצותיה הן: הגדלת קיבולת נתב"ג באמצעות התאמת התשתיות הפיזיות והרחבת שעות הפעילות במסגרת המגבלות הסטטוטוריות הקיימות, קידום תכנית לשדה תעופה אזורי בין-לאומי במגידו אשר ישמש כשדה תעופה משלים לנתב"ג וכן קידום פיתוח שדה תעופה בין-לאומי אזורי במרחב אילת. החלטת ממשלה מספר 4463 מיום 1 בפברואר 2009, מטילה על שר התחבורה לקדם את הקמתו של שדה תעופה תמנע כשדה תעופה בין-לאומי אזורי למרחב אילת. כמו כן, החלטת הממשלה מטילה על שר התחבורה למנות צוותי היגוי משותפים למשרדי התחבורה והאוצר לבחינת הקמתם של שדות תעופה נוספים וביניהם שדה תעופה בין-לאומי אזורי במגידו.

שינוי מבני בנמלים

עד שנת 2005 הופעלו נמלי הים המסחריים בישראל על ידי רשות הנמלים, אשר הייתה תאגיד סטטוטורי שהוקם על פי חוק בשנת 1961. הרשות הייתה ממונה על כל ההבטים המרכזיים בפעילות הנמלים: מימון ופיתוח הנמלים, גיוס כוח אדם ומדיניות השכר, התעריפים המשולמים על ידי הלקוחות, פעילויות מסחריות והבטים נוספים.

בשנת 2003 קיבלה ממשלת ישראל החלטה על שינוי מבני בנמלי הים שעיקרו הפיכת הנמלים השונים לחברות ממשלתיות עצמאיות; הקמת חברה ממשלתית לפיתוח הנכסים (חברת נמלי ישראל - פיתוח ונכסים בע"מ), שתחכיר את הנכסים לחברות הנמלים השונות ותהיה אחראית לפיתוח עתידי של הנמלים; והקמת רשות ספנות ונמלים ממשלתית בתוך משרד התחבורה, שתפעל כרגולאטור להסדרת פעילות יעילה ותחרותית של הנמלים. שינוי זה התבסס על המודל המוכר על ידי הבנק העולמי כמודל ה-Landlord, שעיקרו הפרדה בין ניהול הנכסים ובין מתן השירותים הנמליים ברציפים.

בהמשך להחלטה זו נחקק חוק רשות הספנות והנמלים התשס"ד- 2004 אשר היווה את המסגרת החוקית לשינוי המבני שעליו החליטה הממשלה, ובהמשך לו נחתמו במהלך חודש פברואר 2005 שורה של הסכמים עם ההסתדרות החדשה, נציגות העובדים. בנוסף, הוסדרה הפעילות הנמלית של מספנות ישראל וכן נקבע מתווה הפרטה מדורגת של חברות הנמל והתחייבות של עובדי הנמלים כלפי המדינה. ההתחייבות התנתה שאם המדינה תפעל בהתאם למתווה ההפרטה האמור, יתחייבו העובדים לשקט תעשייתי, כל תביעותיהם בנוגע להפרטה ולהשלכותיה ימוצו באופן סופי ומוחלט והם יסייעו וישתפו פעולה ככל שיידרשו ביישום ההפרטה.

במסגרת התכנית הכלכלית לשנים 2010-2009, החליטה הממשלה להמשיך את יישום השינוי המבני בנמלים באמצעות שני צעדים משלימים:

- הנפקת חברות הנמלים בהתאם למתווה משנת 2005, אשר כולל מכירה של עד 15% מאחזקות המדינה בחברות נמל חיפה ואשדוד בשנת 2010, מכירה של עד 49% מאחזקות המדינה בחברות אלו בשנת 2011 ומכירת יתרת אחזקות המדינה בחברות אלו עד שנת 2020. כמו כן, הנפקה של לפחות 15% ממניות חברת נמל אילת כבר בשנת 2010.
- רפורמה בתעריפי הנמלים — במטרה להביא לניהול יעיל ותחרותי של ענף הנמלים נדרש לספק למערכת הנמלים מערכת תעריפים כלכלית המבוססת, ככל שניתן, על חישובי תמחיר. העקרונות המרכזיים העומדים בבסיס הרפורמה הם קביעת מחירים לשירותים השונים אשר ישקפו, ככל שניתן, את עלות מתן השירות; ביטול, ככל שניתן, של סבסוד צולב הקיים במערכת התעריפים הנוכחית; ושמירה על איתנותן הפיננסית של חברות הנמל והקצאת מקורות מספקים לפיתוח הנמלים. החלטת הממשלה קובעת כי הצו יפורסם לא יאוחר מיום 1 באוקטובר 2009 ותחולתו — לא יאוחר מיום 1 בינואר 2010. עוד קובעת החלטת הממשלה בנושא כי טרם חתימת הצו על ידי השרים יוצג הצו להערות המשתמשים והחברות הממשלתיות.

תכנית הפיתוח של חברת הרכבת

חברת רכבת ישראל בע"מ היא חברה ממשלתית בבעלות מלאה של המדינה, ומטרתה - הקמה ותפעול של רכבות בישראל. במהלך התקופה שבין 1 בינואר 2003 ל-31 בדצמבר 2008, הוסכם בין החברה לבין הממשלה, כי החברה תשקיע 20 מיליארד ש"ח בפיתוח רשת הרכבות.

תכנית הפיתוח הרב-שנתית בסכום של 20 מיליארד ש"ח ולוח הזמנים להשלמתה, התבססו על הידע העדכני שהיה בידי הממשלה ובידי חברת רכבת ישראל בעת גיבוש התכנית. בשנים האחרונות, עם ההתקדמות בתכנון הפרויקטים ובביצועם, ולאחר בדיקות שנערכו על ידי חברת בקרה מטעם הממשלה, נמצא כי עלות הפרויקטים תהיה גבוהה מזו שנחזתה, וכי מספר מרכיבים לא קיבלו ביטוי מספק בתכנית הפיתוח, לרבות רכש ציוד נייד והפרדות מפלסיות. כמו כן נמצא כי המועד המעודכן להשלמת התכנית יהיה אחרי שנת 2012.

לאור התפתחויות אלו ובשל הצורך להוסיף פרויקטים משלימים לתכנית הפיתוח, ובהם רכש נוסף של קרונות וקטרים, תכנון פרויקטים עתידיים, בניית מתחם תחזוקה נוסף והקמתן של הפרדות מפלסיות בכ-40 מפגשי כביש מסילה, החליטה הממשלה ב-12 באוגוסט 2007, כי בכפוף לחתימת הסכם פיתוח מפורט, יוסמך הממונה על התקציבים להגדיל את היקף תכנית הפיתוח עד לכ-29,536 מיליון ש"ח במחירים שוטפים וכן יוסמך על פריסתה עד לשנת 2013.

שינויים מבניים במערך הרישוי

בשנים האחרונות נערכים מספר שינויים מבניים באגף הרישוי. במסגרת השינויים צומצמה פריסת משרדי הרישוי ברחבי הארץ והחלה הוצאת פעולות למיקור חוץ, זאת לצד פיתוח והרחבה של השימוש באמצעים טכנולוגיים ובשירותים מקוונים למתן השירות לציבור בתחום הרישוי, ובכלל זה:

- מופעל מרכז שירות טלפוני חיצוני (כ-30 מוקדנים בו זמנית) ובו ניתן לבצע פעולות הנפקה של רישיונות נהיגה ורכב ותשלומי אגרות באמצעות כרטיסי אשראי, לקבל מידע ולבצע פעולות רישוי רכב ונהיגה באמצעות המענה הקולי הממוחשב ובאמצעות אתר האינטרנט של המשרד.
- הושלם תהליך המיון המוקדם (P.Q) ומקודם הליך מכרזי להפעלת תחנות שירות בפריסה ארצית רחבה שבהן יינתן מגוון שירותים בכל הקשור להנפקת רישיונות נהיגה ורכב והחזרי אגרות על ידי זכיינים פרטיים.
- מחודש אפריל 2008 נערכים מבחני נהיגה עיוניים על ידי גורמים פרטיים, בפריסה ארצית ובאופן ממוחשב.
- רישיון נהיגה חדש במתכונת אירופית התקף לעשר שנים מונפק לכלל ציבור הנהגים.
- מופעלות 52 תחנות צילום פרטיות ברחבי הארץ לכל בעלי רישיונות הנהיגה וללומדי הנהיגה כפרויקט לאומי לחידוש מאגר הצילומים.
- שלושה זכיינים מפעילים קורסי חובה להכשרת נהגים בפריסה ארצית.
- הועברו פעולות ושירותים מהעמדות הטכניות במשרדי הרישוי למכוני הרישוי, ליבואנים וליצרנים מורשים.

שינויים מבניים נוספים בענף התחבורה

מדיניות הממשלה היא להקטין את מעורבותה בתחום הביצוע והתפעול ולהתרכז בפעילות פיקוח, בקביעת מדיניות ובתקינה. כמו כן, הממשלה הציבה לעצמה מטרה להגביר את רמת התחרות במשק כאמצעי מרכזי להפחתת תעריפים ולשיפור ברמת השירות הניתנת לציבור. לאור זאת, החליטה הממשלה לבצע מספר שינויים מבניים בתחומים שיפורטו להלן:

ייבוא כלי רכב – מסגרת החוק הנוכחית מחייבת כי הייבוא של כלי רכב יבוצע על ידי יבואנים המקושרים בהסכם ישיר מול יצרן הרכב. במטרה לעודד יבואנים חדשים להיכנס לענף, יפעל המשרד במהלך שנת 2009 לביצוע רפורמה בענף ייבוא הרכב, והיא תאפשר ייבוא מקביל של כלי רכב גם על ידי יבואנים אשר אינם מקושרים ישירות עם יצרן הרכב. כלומר, המשרד יפעל לאפשר את ההתקשרות של היבואנים עם סוכנים מורשים ולא עם יצרנים בלבד. בנוסף, בכוונת המשרד להסיר את החסמים הקיימים כיום לכניסתם של יבואנים מקבילים ולקבוע את הכללים לייבוא של רכב במדינות נפט"א, העומד בתקינה הפדראלית של ארה"ב, כך שייבוא של כלי רכב אלו יתאפשר על ידי כלל יבואני הרכב. בנוסף יפעל המשרד לקבוע את דרישות הסף שיידרשו מיבואני הרכב החדשים והקיימים. במקביל יבחן האגף את תחום הייבוא האישי של רכב לישראל, תחום אשר הפעילות בו זינקה בשנה האחרונה באופן משמעותי.

רכב חשמלי — משרד התחבורה מתיר ייבוא רכב בעל הנעה חשמלית העונה לדרישות התקינה האירופית או האמריקנית (לרכב המיוצר במדינות נפט"א) ולתקנות התעבורה לעניין רכב מנועי. בשנת 2008 קיבלה הממשלה החלטה בדבר עידוד רכבים 'ירוקים'. במסגרת זו הוחלט על שינוי מבנה אגרות רישוי הרכב ומסי הקנייה, וזאת במטרה לעודד את השימוש ברכבים המזהמים פחות ובתוכם רכבים היברידיים וחשמליים. יישום ההחלטה כרוך בתיקוני תקנות וצווים, והוא צפוי להתבצע במהלך שנת 2009.

תקני Euro 4 — החל מ-1 באוקטובר 2006 נדרשים כלי רכב במשקל העולה על 3.5 טון, המונעים באמצעות מנוע דיזל (לרבות אוטובוסים ומשאיות) לעמוד בתקני Euro 4. כלי רכב אלו פולטים כמות מופחתת של מזהמים ובעיקר כמות מופחתת של חלקיקים, המהווים את אחד הגורמים המסוכנים בפליטת מנועי הדיזל. החל מאוקטובר 2008 נדרשים כלי רכב חדשים באותה קבוצת משקל לעמוד בתקני Euro 5. החל מספטמבר 2009 יידרשו לעמוד בתקן זה גם כלי רכב פרטיים במשקל שאינו עולה על 3.5 .

עדכון הבדיקות התקופתיות לרכב בנזין — במסגרת דרישות התקינה האירופאית מבוצעת, החל ממרס 2006, בדיקה נוספת לרכב המונע בבנזין הכוללת בדיקת CO בסיבובי מנוע גבוהים. בדיקה זו מסייעת בהערכת תקינות הממיר הקטליטי ומהווה אינדיקציה טובה יותר לפעולת עבודת מנוע הרכב. לאחרונה, אישרה הכנסת את עדכון תקנות התעבורה. מכוני הרישוי עורכים כיום בדיקת CO במועד החידוש השנתי של רישיון הרכב.

עידוד רכב ירוק — בהמשך להמלצות הצוות הבין-משרדי למיסוי ירוק, יישם משרד התחבורה בשנת 2009 את הצעדים הנדרשים על מנת לאפשר גביית מס קנייה על כלי רכב בהתאם לרמת המזהמים הנפלטים מכלי הרכב. לשם כך ייקבע לכל כלי רכב 'ציון ירוק' אשר יהווה ממוצע משוקלל של עלות הזיהום הנגרמת בגין רכיבי הזיהום הנפלטים מכלי הרכב. ציון זה יהווה את הבסיס לחישוב שיעור מס הקנייה שיוטל על הרכב. כמו כן תשונה שיטת שווי השימוש לכלי רכב, כך שזה ייקבע באופן יחסי למחיר הרכב. במסגרת זו תינתן הטבה מיוחדת לבעלי רכב בעל הנעה חליפית.

משרד התשתיות הלאומיות

הצעת התקציב של משרד התשתיות הלאומיות לשנות הכספים 2010-2009 (סעיף 34 וסעיף 3210) מסתכמת בכ-233 מיליון ש"ח בהוצאה ובכ-5 מיליון ש"ח בהרשאה להתחייב לשנת הכספים 2009. מזה, משרד התשתיות הלאומיות (סעיף 34) כ-82 מיליון ש"ח בהוצאה וכ-5 מיליון ש"ח בהרשאה להתחייב והוצאות משק הדלק (סעיף 3210) כ-151 מיליון ש"ח בהוצאה.

הצעת התקציב לשנת הכספים 2010 מסתכמת בכ-261 מיליון ש"ח בהוצאה ובכ-49 מיליון ש"ח בהרשאה להתחייב. מזה, משרד התשתיות הלאומיות (סעיף 34) כ-102 מיליון ש"ח בהוצאה וכ-49 מיליון ש"ח בהרשאה להתחייב והוצאות משק הדלק (סעיף 3210) כ-160 מיליון ש"ח בהוצאה.

נושאים מרכזיים בתחום האנרגיה

משק החשמל

מבנה ענפי תומך תחרות – בהתאם להחלטת הממשלה מספר 125, מיום 22 באוגוסט 1999, ובהתאם לחוק משק החשמל התשס"ו-1996, יש לפעול ליישום השינוי המבני במשק החשמל במטרה ליצור תנאים להתפתחותה של תחרות לטובת כלל הצרכנים.

במהלך 2003, בעקבות המלצות הוועדה הבין-משרדית לשינויים מבניים במשק החשמל, אושר תיקון לחוק משק החשמל, ולפיו הוטלו מגבלות על אחזקה צולבת בין מקטעי משק החשמל (ייצור, הולכה וחלוקה). בהתאם לתיקון החוק, החל ממרס 2006, תופרדנה פעילויות חברת החשמל במקטעים השונים.

בעקבות עבודת הצוות ומסמך המנכ"לים, כאמור לעיל, קיבלה הממשלה החלטה מספר 463 מיום 12 בספטמבר 2006, על אופן פיצול חברת החשמל לישראל, וכן הסמיכה צוות להידברות בין המדינה לבין ההנהלה ועובדי החברה בנושא השינוי המבני ולעריכת משא ומתן עם ארגון העובדים על זכויותיהם. חוק משק החשמל (תיקון מספר 5), התשס"ז-2007 כולל פיצול של מקטע הייצור לארבע חברות ייצור לפחות, בעלות תמהיל דלקים דומה; ופיצול של מקטע החלוקה לארבע חברות, לחברת בת להולכה ולחברה ממשלתית נפרדת לניהול המערכת הכוללת את ניהול הסחר ואת התכנון לטווח ארוך. כמו כן נקבע כי השירותים הנוספים (כגון נושאי התכנון והביצוע של חברת החשמל לישראל) יוצאו מהחברה לחברות בת, וכי בהמשך תוכל חברת החשמל לישראל לעסוק בתחומים נוספים שאינם בתחום החשמל.

עוד נקבע בחוק משק החשמל כי עד ליום 2 בנובמבר 2007, יוציאו השרים צווים מפורטים ליישום הרפורמה, בהתאם להסכמות שיושגו במשא ומתן המתקיים בין נציגי הממשלה לבין נציגות העובדים, וכי אם לא תושג הסכמה, יוציאו צווים התואמים את מבנה חברת החשמל כפי שהוא בא לידי ביטוי בחוק משק החשמל.

הסכמות כאמור לא הושגו, ולפיכך נקבע בהחלטת ממשלה מספר 3704 מיום 30 ביוני 2008, על הקמת חברה ממשלתית לניהול המערכת ועל הקמת חברת ייצור חשמל ממשלתית אלטרנטיבית. צוות היגוי ממשלתי המליץ לשרים על ההסדרים הנדרשים, לרבות מבנה ההון, הנכסים, המימון, העובדים ותיקוני חקיקה ככל שיידרשו לצורך פעילותן של החברות. בהחלטה הובהר שתינתן עדיפות ליצרני חשמל פרטיים בהקמת יחידות הייצור מתוך כוונה שהחברה הממשלתית הנוספת לא תפגע בתחרות העתידית בענף.

יצרנים פרטיים — ייצור חשמל פרטי הינו כלי משמעותי בפתיחת משק החשמל לתחרות. ייצור החשמל הפרטי צפוי לענות על הצורך בגיוון מקורות וביצירת מסגרת שוק תחרותית תוך הפחתת עלויות בייצור החשמל. זאת ועוד, בשנים הקרובות יהיה צורך בהגדלת כושר ייצור החשמל של המשק הישראלי, זאת על מנת לעמוד בביקושי המשק ההולכים וגדלים ולהתאים את היצע החשמל במדינה לביקוש. על כן גוברת החשיבות לעודד ולקדם ייצור חשמל פרטי. כיום, על אף החלטות הממשלה בדבר עידוד ייצור חשמל פרטי, הייצור הפרטי נע בין 2% ל-3% בלבד מייצור החשמל במשק.

יצרני החשמל הפרטיים פועלים על פי שיטת הרישיונות. שיטה זו מבוססת על מתן רישיונות ליזמים פרטיים, המציגים זיקה לקרקע והון מספק, במטרה שיקימו תחנות לייצור חשמל. לאחר השלמת הרגולציה, שיטה זו צפויה להגדיל בפרק זמן קצר את מספר תחנות הכוח בבעלות פרטית.

בשנתיים האחרונות, ניכרת התקדמות רבה לקראת הקמת תחנות כוח פרטיות לצורך ייצור חשמל עצמי ולצורך ייצור חשמל ומכירתו לצרכנים סופיים ולרשת החשמל הארצית, זאת בעיקר עקב הגברת הוודאות של אספקת הגז הטבעי. עם זאת, ישנם עדיין חסמים המונעים את הקמת תחנות הכוח. חסמים אלו נוגעים להסדרת ההתקשרות בין חברת החשמל ליצרנים הפרטיים ולעדכון ההסדרה הרגולאטורית על ידי הרשות לשירותים ציבוריים — חשמל. בהתאם לכך פרסמה הרשות לשירותים ציבוריים — חשמל, באוקטובר 2008, רגולציה הכוללת תעריפים ואמות מידה ליצרני חשמל פרטיים שיאפשרו מימון והקמת תחנות פרטיות לייצור חשמל מסוג קונבנציונאלי וקוגנרציה.

החלטת ממשלה מספר 129 מיום 12 במאי 2009 לעניין הגברת התחרות במשק החשמל, התייחסה לחסמים הניצבים בפני יצרני החשמל הפרטיים, פירטה את השלמות ההסדרה הנדרשות וקבעה כי כל הגופים יסיימו את ההסדרה הנדרשת בתחומם עד ליום 1 באוגוסט 2009. בנוסף הוחלט על פרסום מכרז לרכישת חשמל עבור כלל משרדי הממשלה מיצרני חשמל פרטיים; על איתור קרקעות להקמה של לפחות ארבע תחנות לייצור חשמל באמצעות גז טבעי ועל פרסום נהלי הקצאת קרקע במכרז קרקע או בפטור ממכרז לתחנות המבוססות על ייצור חשמל באמצעות גז טבעי.

אנרגיות מתחדשות — במדינות שונות בעולם עולות המודעות והחשיבות של השימוש באנרגיות מתחדשות. מדינות רבות משקיעות בפיתוח ובהקמה של תחנות כוח המבוססות על אנרגיות נקיות בשל גורמים רבים, כגון: שיקולי איכות הסביבה, עליית מחירי האנרגיות המתכלות, התלות בספקי אנרגיות מתכלות והעלייה ברמת החיים. בהתאם לכך התחזקה ההבנה כי מאגרי הפוסילים לא יישארו לעד וכי ישנו צורך בגיוון מקורות אנרגיה.

שיטת התמרוץ לאנרגיה מתחדשת מבוססת ברובה על מודל כלכלי המספק פרמיה ליצרן באנרגיה מתחדשת כפונקציה של העלויות הסביבתיות הנחסכות על ידו. פרמיה זו מחושבת על בסיס עלויות חיצוניות לזיהום המקובלות ומותאמות לתנאי המשק.

ב-21 באוגוסט 2008 התקבלה החלטת ממשלה מספר 3954 בדבר "תכנית חמש שנתית להשקעה בתחום האנרגיות המתחדשות". מטרת התכנית היא לקדם את המחקר הישראלי בתחום ולסייע לענף לעבור משלב המחקר והפיתוח לשלב הייצור והשיווק של ידע ושל מוצרים בתחום; ליצור סביבת השקעה בתחום זה בישראל; ולנסות למתג את מדינת ישראל כמדינה בעלת יכולות תעשייתיות ואקדמיות בתחום. במסגרת התכנית יוקם מרכז טכנולוגי לאנרגיה מתחדשת בנגב או בערבה והוא יפעל לקידום פרויקטים של מחקר ופיתוח בתחום זה.

להלן עיקרי התכנית:

- עידוד מחקר תשתיתי
- עידוד מחקר ופיתוח יישומי
- שיתוף פעולה בין-לאומי (האיחוד האירופי, הממשל האמריקני והסוכנות הבין-לאומית לאנרגיה)
- ארגון כנסים אקדמיים
- הסרת חסמים וייעול תהליכי הקצאת קרקעות.

ב-29 בינואר 2009 התקבלה החלטת ממשלה מספר 4450 בעניין "קביעת יעד מנחה לגיבוש כלים לקידום אנרגיות מתחדשות בפרט באזור הנגב והערבה". עיקרי ההחלטה הם: קביעת יעדים לשיעור כניסת מתקנים באנרגיות מתחדשות; איתור קרקעות; השלמת נוהלי הקצאת קרקע באמצעות מכרז קרקע או באמצעות פטור ממכרז עד ליום 15 במרס 2009; פרסום מכרז קרקע בשיתוף עם מינהל מקרקעי ישראל בשטח המועצה האזורית חבל אילות עד ליום 1 ביוני 2009; והנחייה לרשות לשירותים ציבוריים – חשמל לפעול ליצירת תעריפים ואמות מידה ככל שיידרש, וליישם את מדיניות הממשלה לעידוד הקמת מתקני ייצור חשמל מאנרגיות מתחדשות.

התייעלות בתחום האנרגיה – על פי הניסיון הבין-לאומי והמקומי שנצבר עד כה, הגברת יעילות צריכת האנרגיה היא הדרך הכלכלית הטובה ביותר להתמודד עם צורכי הביקוש הגדלים והולכים במשק האנרגיה, לעומת הקשיים והעלויות הכלכליות להגדלת היצע האנרגיה. התועלת המשקית בעידוד ובתמרוץ התייעלות אנרגטית רבה ביותר, וניתן להציגה במשתנים הבאים:

- כדאיות כלכלית – התייעלות אנרגטית מאופיינת בהשקעה נמוכה (בעיקר בהשוואה להקמת תחנות כוח) ובהחזרי השקעה מהירים.
- טכנולוגיות – ההתייעלות האנרגטית מהווה את אחד ממוקדי המחקר (הקיים והעתידי) בתחום טכנולוגיות הסביבה.
- סביבה – הפחתת הביקושים מביאה להפחתת הקמת תחנות כוח ולהפחתת השימוש בדלקים מזהמים.

ביום 13 במרס 2008 החליטה הממשלה בהחלטה מספר 3261 כי תפעל להשגת התייעלות אנרגטית באמצעות צעדים לצמצום הגידול בביקושים לאנרגיה תוך שימת לב ליעדי המדיניות הכלכלית הנוספים. לצורך כך הוקמה, במסגרת החלטת הממשלה האמורה, ועדה בין-משרדית אשר מונתה להגשת המלצות בנושא.

בעקבות עבודת הוועדה התקבלה ביום 18 בספטמבר 2008 החלטת ממשלה מספר 4095, המאמצת את מסקנות ועדת המנכ"לים. עיקרי ההחלטה נוגעים להחדרת נושא ההתייעלות האנרגטית למשק הישראלי, באמצעות קידום ההתייעלות האנרגטית במגזר הממשלתי; התקנת תקנים ותקנות בתחום; סיוע לקבלת אשראי לספקי שירותי אנרגיה ופיתוח; היכרות עם המגזר הפיננסי ועם תחום ההתייעלות האנרגטית; יצירת מסד נתונים של צריכת אנרגיה במגזרים השונים ומסע פרסום בנושא חיסכון אנרגטי.

משק הגז הטבעי

במהלך שנת 2003 תוקן חוק משק הגז הטבעי באופן המאפשר מתן רישיון הולכה לחברה ממשלתית. בהמשך לתיקון החוק ולאחר קבלת החלטה בנושא בקבינט הכלכלי-חברתי (החלטה מספר חכ/22 מיום 16 ביולי 2003), הוקמה בתאריך 23 ביולי 2003 חברת "נתיבי הגז הטבעי לישראל בע"מ" (להלן "נתיבי גז"), אשר מקימה את מערכת ההולכה של הגז הטבעי בישראל. ביום 12 בספטמבר 2006, יזמה הממשלה תיקון לחוק משק הגז הטבעי, לפיו הבעלות על מערכת הולכת הגז תהיה בידי המדינה, וקביעת תעריף ההולכה תיעשה על ידי מועצת רשות הגז.

להלן פירוט מקטעי מערכת ההולכה המוקמים על ידי נתיבי הגז:

המקטע הימי — הקמת התוואי הימי של מערכת ההולכה מאשדוד עד חוף דור עם חיבור יבשתי לתחנת הכוח "חגית". הביצוע נעשה ע"י חברת החשמל. חלקו הדרומי של הקו (עד תחנת הכוח רדינג בתל אביב) מופעל החל מיולי 2006, והחל מאוגוסט 2007 מתבצעת ההזרמה גם לחדרה. השלמתו של החלק הצפוני (עד לתחנת הכוח "חגית") התבצעה ברבעון הראשון של שנת 2009. לצורך הקמת התוואי כאמור העניקה המדינה לחברת החשמל ערבות מדינה בסך של עד 250 מיליון דולר.

המקטע המרכזי — נמצא באזור שבין אשדוד לאשקלון ומחבר, בין היתר, את תחנות הכוח "גזר" ו"צפית" של חברת החשמל ותחנות כוח פרטיות של VID (ליד מתקן ההתפלה באשקלון) ו"דוראד" (צפויה לקום בשנת 2013) וכן את אזורי התעשייה של רמלה, קריית גת ואשקלון. בשנים 2008-2005 פעלה חברת נתיבי הגז הטבעי להקמת קו זה. הקו מופעל במלואו החל ממחצית שנת 2008. לשם הקמת התוואי, כאמור, העניקה המדינה לחברת נתיבי הגז הטבעי, באופן חד-פעמי, סכום של 360 מיליון ש"ח כנגד הקצאת הון מניות למדינה.

המקטע הדרומי - התוואי הדרומי של המערכת (מצומת שורק עד סדום) עובר ליד תחנת הכוח ברמת חובב. תחנות כוח מתוכננות במישור רותם ובסדום וליד אזורי התעשייה בנגב. הקו מוקם במימון משולב של המדינה (90 מיליון ש"ח כנגד הקצאת הון מניות למדינה), ומימון שגייסה חברת נתג"ז בשוק ההון (עד כה — כ-500 מיליון ש"ח). הקמת התוואי הדרומי מתבצעת בימים אלו וצפויה להסתיים לקראת הרבעון האחרון של שנת 2009.

המקטע הצפוני - במחצית השנייה של שנת 2008 החלה הקמת התוואי הצפוני של מערכת ההולכה המחבר את תחנות הכוח בחיפה ובאלון תבור וכן את אזורי התעשייה של צפון הארץ. הקמת התוואי הצפוני צפויה להסתיים ברבעון השני של שנת 2010, אם תיפתרנה הבעיות ההנדסיות הכרוכות בכניסה לחיפה ובעיות אחרות הקשורות לחציית קרקעות בבעלות פרטית. בהחלטת ממשלה מספר 176 מיום 12 במאי 2009 בנושא הסדרת משק הגז הטבעי, הוחלט למקד את עבודת הממשלה במקטע זה. בהחלטה, כאמור, נקבע כי המנהל הכללי במשרד התשתיות הלאומיות ידווח אחת לרבעון לוועדת השרים לענייני חברה וכלכלה על התקדמות בפתרון בעיית מעבר תוואי הצינור בקרקעות בבעלות פרטית.

המקטע המזרחי – בהתאם להחלטת הקבינט החברתי-כלכלי מספר חכ/106 מיום 16 ביוני 2008, יוקם הקו המזרחי של מערכת ההולכה, המחבר את תחנות הכוח "גזר" ו"חגית". הצינור יהיה בקוטר מקסימאלי הניתן להקמה, וזאת על מנת להגדיל באופן משמעותי את נפח האחסון היומי בתוך מערכת ההולכה. מימון הקו ייעשה באמצעות גיוס ההון על ידי חברת נתיבי גז. ביצוע החלטת הממשלה כפוף להחלטת מועצת רשות הגז הטבעי, אשר תבחן עדכון תעריפים כך שיאפשרו את גיוס המימון הנדרש על ידי נתיבי גז תוך טיפול בסוגיית המנוף הפיננסי של החברה.

הקו לירושלים – בהתאם להחלטת הממשלה מיום 12 במאי 2009, יוקם קו הולכת הגז הטבעי לירושלים. השלמת הקו מתוכננת לסוף שנת 2012. טרם בוצע התכנון המפורט של הקו.

תחנות קבלה - באשדוד ובאשקלון הוקמו שתי תחנות קבלה וטיפול בגז טבעי; התחנות משלבות מתקנים של ספקים ומתקני חברת נתיבי גז.

מקטע החלוקה

מקטע החלוקה נועד לחיבור צרכנים בינוניים וקטנים, החל מצרכנים עירוניים כגון מאפיות, מסעדות, בנייני משרדים וכלה בתעשייה קטנה ובינונית – בהיקף צריכה שנתי עד 12 מיליון מ"ק. רשת החלוקה מתחברת למערכת ההולכה בתחנות חלוקה מתוכננות ברחבי הארץ (כ-25 תחנות) והיא תפרוש את צנרת החלוקה לאזורי התעשייה ולערים.

שיווק הגז הטבעי לצרכנים ייעשה באמצעות המשווקים אשר יתקשרו בהסכמי רכישת הגז עם הספקים ובהסכמי שיווק הגז עם צרכני הקצה. צרכני הקצה יכולים לרכוש את הגז בעבור עצמם. העיסוק בשיווק יצריך רישיון.

במרס 2009 נקבעו שני הזוכים הראשונים במכרזי החלוקה באזורי הנגב והמרכז. זכיינים אלו יהיו אחראים למימון, להקמה, לתפעול ולתחזוקה של רשתות החלוקה האזוריות ולחיבור הצרכנים. הזכיינים יגבו תעריפי חלוקה וחיבור כפי שהציעו בהצעתם במכרז.

בהתאם להחלטת ממשלה מספר 176 מיום 12 במאי 2009 בנושא הסדרת משק הגז הטבעי, יפורסמו שני מכרזי חלוקה נוספים עד סוף שנת 2009 (לאזורי הדרום, הכרמל והעמקים). במהלך שנת 2010 יתפרסם המכרז לאזור חיפה והגליל המערבי, ועם תחילת הקמת הקו לירושלים יתפרסם המכרז לאזור ירושלים והסביבה.

פוטנציאל צריכת הגז ברשת החלוקה הארצית מוערך בכ-BCM 1.5 לשנה. החיסכון הצפוי במעבר מדלקים נוזליים מוערך בכחצי מיליארד עד מיליארד ש"ח לשנה, ללא חישוב תועלת סביבתית הנאמדת ב-680 מיליון ש"ח לפחות.

גז טבעי נוזלי

במהלך שנת 2007 יזמו רשות הגז הטבעי, משרד התשתיות הלאומיות ומשרד האוצר ניתוח טכנו-כלכלי של האופציות לקליטת גז טבעי מנוזל (LNG) בארץ. העבודה התבצעה באמצעות יועצים בין-לאומיים ובסיומה הוחלט להמשיך בהליכי הכנה לקליטת LNG בישראל (החלטה מספר 2178 מיום 12 באוגוסט 2007). בחודש אוגוסט 2007, בהמשך לעבודת היועצים, החליטה הממשלה להקים צוות בין-משרדי שיבחן את תוצאות עבודת הכדאיות שהוגשה ולגבש עמדה באשר לייבוא גז טבעי נוזלי לישראל. בהחלטת ממשלה מיום 13 במרס 2008 נקבע כי גז טבעי נוזלי נמצא כמקור אספקה חיוני המתאים ביותר לסיפוק צורכי המשק בטווח הארוך וכי יש להקים מתקן גז טבעי משולב באספקת הגז ובמכירתו לצרכנים. בהתאם להחלטת הממשלה הוקמה ועדת מכרזים בין-משרדית במטרה להקים מתקן LNG עד שנת 2015.

בעקבות גילויי הגז שעליהם דווח באתרים "תמר" ו"דלית" (סה"כ כ-160 BCM), התקבלה ב-12 במאי 2009, החלטת ממשלה שעיקרה כדלקמן:

- יש להמשיך בהליכים להקמת מתקן קבלה לגז טבעי נוזלי בלבד (להלן – גט"ן), באחת הטכנולוגיות הימיות, בשיטה של מכרז ולבטל את רכיב אספקת הגז הטבעי במכרז.
- יש לפעול לכך שהמתקן יהיה כשיר להפעלה לא יאוחר מיום 13 במרס 2013.
- הפעלת המתקן תיעשה במתכונת של גישה חופשית לכול.
- הליך התכנון הסטטוטורי למתקן גט"ן, המקודם כיום על ידי רשות הגז הטבעי, יקודם וינוהל תוך תיאום וסנכרון עם עבודת ועדת המכרזים, לרבות בעניין לוחות הזמנים להשלמת הליכי תכנון המתקן.

משק הדלק

קידום התחרות במקטע השיווק – בחוק משק הדלק (קידום תחרות) ישנה דרישה למרחקי מינימום בין תחנות, זאת על מנת לקדם את התחרות ולמנוע דומיננטיות יתר של ספק דלק אחד באזור מסוים ופגיעה בצרכנים. עם זאת, תחולתו של החוק הוגבלה בזמן. ביום 12 באוגוסט 2007 החליטה הממשלה לתקן את החוק כך שיוחל ללא מגבלת זמן. הכנסת אישרה את הארכת המגבלות בחוק לתקופה של עשר שנים נוספות.

עוד נקבע בהחלטה האמורה כי החוק יתוקן באופן שבעלי תחנות הדלק יחויבו לפרסם את המחירים הסופיים של מוצרי הדלק, וכי פרסום המחיר יימצא במקום בולט לעין ובגודל מתאים.

מקטע הזיקוק - על פי החלטת ממשלה מספר חכ/107 מיום 29 ביולי 2004 נמכרו בהליך מכרזי בתי הזיקוק באשדוד ובחיפה לשני גורמים שונים, והובטח המשך הפעלתם כבית זיקוק. החלטת הממשלה התוותה גם את עקרונות הרגולציה במשק הדלק לאחר הפיצול וההפרטה, אשר לפיהם מתאפשר בין השאר מיזוג בין בית זיקוק אשדוד לחברות שיווק דלקים; מתאפשר לבית הזיקוק בחיפה להקים ולרכוש תחנות תדלוק במגבלות משמעותיות הקשורות למידת הריכוזיות במשק; ומתאפשרת הסרת הפיקוח על מחיריהם של תזקיקים שבגינם מתקיימת תחרות בין שני בתי הזיקוק ובינם

לבין הייבוא. עם זאת, גורמי ההסדרה ימשיכו במעקב אחר ההתפתחויות במקטע זה, לרבות סוגיית המחיר בשערי בתי הזיקוק.

מלאי חירום של מוצרי נפט – בשנת 2003 מינה שר התשתיות ועדה מתמדת לעניין מלאי החירום. הוועדה הגישה את המלצותיה לשרים בחודש אוגוסט 2007, ובהן יישום המסקנות בעניין מלאי החירום בעקבות מלחמת לבנון השנייה. המסקנות שהוגשו יושמו ומלאי החירום תוגבר בהתאם.

פעילות כנגד תופעות עבריינות במשק הדלק – בשנת 2005 הוחל במהלך לצמצום תופעת תחנות הדלק הלא חוקיות ("תחנות פיראטיות") באמצעות פעילות כנגד ספקי הדלק לאותן תחנות.

בהתאם לחוק החדש שנחקק, חוק משק הדלק (איסור מכירת דלק לתחנות מסוימות) התשס"ה- 2005, אין למכור דלק לתחנת תדלוק ציבורית שאין ברשותה לפחות היתר בנייה או רישיון עסק שהיה בתוקף במהלך חמש השנים האחרונות. כל תחנות התדלוק חויבו להעביר מסמכים אלו לידי מינהל הדלק במשרד התשתיות, שהוקם בו מאגר מידע ממוחשב לנושא זה. תחנות התדלוק העומדות בקריטריונים הרשומים בחוק מפורסמות לציבור הרחב ולכלל הגורמים במשק באמצעות אתר האינטרנט של המשרד. תוקף החוק הוא מיום 15 באפריל 2005, וגורמים שיפעלו בניגוד לחוק זה צפויים לסנקציות משמעותיות.

בנוסף, הולך ומתהדק שיתוף הפעולה בין גורמי הממשלה בתחום זה, לרבות משרד התשתיות הלאומיות, היחידה הכלכלית של משטרת ישראל, 'המשטרה הירוקה' ורשות המסים כחלק מהטיפול בעבריינות במשק הדלק, לרבות פירוק והחרמת תחנות דלק פיראטיות.

משק הגפ"מ (גז פחממני מעובה) – קידום התחרות

מקטע השיווק – מקטע השיווק סובל מרמת תחרות נמוכה בשל הריכוזיות הגבוהה. במקטע פועלים אמנם ספקי גז רבים, אך ארבעת הספקים הגדולים מחזיקים בכ–92% משוק הגפ"מ בישראל .

דוח מבקר המדינה משנת 2000 קבע כי ישנם מכשולים רבים בחוק ובמבנה המשק והם מקשים על מעבר צרכנים ומביאים לרווחים גבוהים מדי של ספקי הגפ"מ במגזר הביתי. על פי הדוח, הפעולות הכרוכות במעבר צרכנים מחברה לחברה אינן פשוטות ואינן נגישות לצרכן הממוצע. גם פסיקת בית המשפט העליון (ע"א 6557/01 פזגז ואח' נגד פקיד השומה למפעלים גדולים) ביססה את אבחנת מבקר המדינה וקבעה כי התחרות במשק הגפ"מ היא מועטה.

לאור זאת החליטה הממשלה בהחלטה מספר 2179, מיום 12 באוגוסט 2007, , לקדם את התחרות במשק הגפ"מ על ידי תיקוני חקיקה וחקיקת משנה בנושאים הבאים:

- הסרת החסמים הקיימים על החלפת ספק בבית משותף והנובעים מהבעלות על מְכלים
- קביעת כללי בטיחות זהים לספק חדש ולספק ישן

- מתן אפשרות לצרכן להחליף ספק גז בכל עת
- אי מתן רשות לספק גז יוצא לחתום על הסכם מתוקן עם הדיירים לאחר שהדיירים חתמו על חוזה עם ספק חדש
- החלת פיקוח על מחיר הצובר על פי נוסחה שתיקבע על ידי ועדת המחירים
- בחינת הצורך בפיקוח על מחירי הגפ"מ לצרכן הביתי.

מקטע האחסון - ליכולת ייבוא ואחסון גפ"מ יש חשיבות רבה בכל הנוגע לקידום התחרות במקטע שיווק הגפ"מ. בישראל קיים נפח אחסון כולל של 12,430 טון בלבד. על פי הערכות, צפויה הכמות לספק את צורכי המשק במשך עשרה ימים במהלך תקופת הקיץ ובמשך ארבעה ימים בלבד בתקופת החורף. כיום מתוכננת הרחבת שטחי האחסון בנמל אשקלון (שטח קצא"א) ב-2,250 טון, אולם אין בכך כדי לתת מענה הולם לבעיה. הבעייתיות במציאת שטחי אחסון נובעת משיקולי איכות הסביבה ומהתנגדות של רשויות מקומיות להקמת שטחי אחסון בגבולותיהן. בנוסף לאבטחת אספקת הגפ"מ, יש לנושא חשיבות בתחום התחרות, משום שכל עוד מקבלות החברות מלאי מוקצב, אין ביכולתן של החברות הקטנות להגדיל את היקף מכירותיהן משום שאין בידיהן די גז למכירה לצרכנים.

מינהל מקרקעי ישראל

הצעת תקציב מינהל מקרקעי ישראל לשנות הכספים 2010-2009 (סעיף 98) מסתכמת ב-3.9 מיליארד ש"ח לשנת הכספים 2009 וב-3.8 מליארד ש"ח לשנת הכספים 2010.

תקציב מינהל מקרקעי ישראל הוא תקציב של מפעל עסקי כהגדרתו בסעיף 8 לחוק יסודות התקציב, התשמ"ה-1985, דהיינו תקציב שבו סך ההוצאה אינו יכול לעלות על סך התקבולים לאותה שנת הכספים.

הצעת תקציב ההוצאות נטו של מינהל מקרקעי ישראל (ללא העברות לבעלים וללא רזרבה להוצאות בגין שיווק בלתי צפוי מראש) מסתכמת בכ-2.7 מיליארד ש"ח בשנת 2009 ו-2.6 מיליארד ש"ח בשנת הכספים 2010, מזה כ-177 מיליון ש"ח המיועדים להוצאות שכר, מינהל ואמרכלות בשנת הכספים 2009 וכ-203 מיליון ש"ח בשנת הכספים 2010. היתרה מיועדת למימון הוצאות תכנון, פיתוח, פינויים כלכליים, אחזקת נכסים, פדיון זכויות בקרקע, שמירה על הקרקע וכיו"ב.

עודף ההכנסה השנתי המועבר לבעלי הקרקע יסתכם בכ-930 מיליון ש"ח בשנת הכספים 2009 ובכ-1 מיליארד ש"ח בשנת הכספים 2010. ההעברות למדינה ולרשות הפיתוח תסתכמנה בכ-530 מיליון ש"ח בשנת הכספים 2009 ובכ-600 מיליון ש"ח בשנת 2010. ההעברות לקק"ל תסתכמנה ב-400 מיליון ש"ח.

היעדים המרכזיים בפעילות מינהל מקרקעי ישראל

רפורמה במקרקעי ישראל

מינהל מקרקעי ישראל מופקד על ניהול קרקעות בבעלות המדינה, קק"ל ורשות הפיתוח המהוות כ-93% מכלל קרקעות המדינה. היקף הבעלות הציבורית על הקרקע במדינת ישראל, שהוא מהגבוהים בעולם, מקנה למינהל מעמד מונופוליסטי בשוק המקרקעין ושליטה מכרעת על אספקת גורם ייצור מרכזי בכלכלה הישראלית. המינהל מהווה למעשה מתכנן מרכזי בשוק המקרקעין הסובל מן התחלואים המאפיינים מתכנן מרכזי: הקצאה בלתי יעילה של משאבים תוך יצירת מחסור או עודף בהיצע, סרבול, ביורוקרטיה, תגובה אטית לצורכי השוק, היעדר תמריצים לחדשנות ולעתים אף שחיתות.

פעילות המינהל כפופה למדיניות המקרקעין הנקבעת בהחלטות מועצת מקרקעי ישראל. עם השנים התרבו החלטות המועצה ויצרו מערכת סבוכה של כללים. על כך נוספו אלפי החלטות הנהלה, הוראות אגף והנחיות שונות. זאת ועוד, כיום ישנן כ-250 אלף דירות אשר אינן רשומות בטאבו. מצב זה גורם לכך שהמינהל, בעל כורחו, משמש כ"טאבו ב' " ומכביד על מתן השירות בלשכות המינהל המחוזיות. כל המתואר לעיל מקשה על פעילותו של המינהל והופך אותו לגוף מסורבל וביורוקראטי.

מינהל מקרקעי ישראל

המבנה הארגוני של המינהל הוא מבנה בלתי יעיל הכולל כפילויות בפונקציות שונות ומאופיין במטה מנופח. במינהל 13 אגפי הנהלה ו-7 מחוזות (כולל יו"ש) וחלוקת הסמכויות ביניהם אינה ברורה. המינהל עוסק במספר רב של פעילויות שאינן במסגרת פעילות הליבה שלו, כגון ניהול מבנים ונכסים של רשות הפיתוח, תכנון ופיתוח, ניהול מערכת רישום מקרקעין שאינם רשומים ב'טאבו' ועוד.

נוכח הבעיות המתוארות לעיל, ומאחר שהקרקע מהווה גורם ייצור מרכזי במרבית הפעילויות הכלכליות במשק, מהווה כיום המינהל חסם מרכזי בפני הפיתוח הכלכלי במדינת ישראל. מצב זה מחייב התערבות ושינוי מבני מהותי בשוק המקרקעין.

עקרונות הרפורמה במקרקעי ישראל

- הקמת רשות מקרקעין ממשלתית אשר תנהל את מקרקעי ישראל תוך שינוי במבנה הארגוני של המינהל. תפקידי הרשות יהיו בין היתר:

  קביעת המדיניות הקרקעית שעל פיה ינוהלו מקרקעי ישראל

  שיווק קרקעות עירוניות למטרות מגורים ותעסוקה במכר והקצאת קרקעות המשמשות למטרות אחרות במקומות ובהיקפים התואמים את צורכי המשק

  רכישה והפקעה של קרקע לצרכים ציבוריים ופדיון קרקע

  ביצוע פעולות אכיפה לצורך שמירת זכויות הבעלים במקרקעין

  קידום פעולות לרישום זכויות במקרקעין בפנקסי המקרקעין

  מתן שירות לחוכרים בדרך של מיקור חוץ, ככל שניתן

  איסוף והצגת מידע לציבור בדבר זמינות קרקע לתכנון ופיתוח

  שמירה על קרקעות כמשאב לטובת הציבור, הסביבה והדורות הבאים.

- העברת הבעלות בקרקע לידי כלל החוכרים המחזיקים בחוזי חכירה לדורות בייעודי מגורים ותעסוקה (קרקע עירונית), אשר אין להם חובות עבר למינהל תוך גביית סכום דיפרנציאלי בהתאם לגודל המגרש ולמיקומו הגיאוגרפי.
- העברת פעילויות התכנון והפיתוח מהמינהל לרשויות המקומיות ולמגזר הפרטי. במקרים שבהם תידרש מעורבות ממשלתית – העברת הפעילויות למשרד הבינוי והשיכון.
- העברת ניהול הנכסים המבונים של רשות הפיתוח מהמינהל למשרד הבינוי והשיכון.
- גיבוש קודקס מדיניות מקרקעין לפעילות הרשות על ידי איחוד והסדרה של החלטות מועצת מקרקעי ישראל.
- שינוי מדיניות המקרקעין כך שהקצאות חדשות של קרקעות בייעודי מגורים ותעסוקה תתבצענה אך ורק בדרך של העברת בעלות ולא בדרך של הענקת זכויות חכירה גם במקומות שאין פרצלציה.

- מתן אפשרות להקצאת קרקעות המיועדות בתכניות מתאר מקומיות לפיתוח בבעלות, על אף שלא חלה עליהן תכנית מפורטת.

הגברת קצב שיווק הקרקעות

אחד היעדים המרכזיים של מינהל מקרקעי ישראל בשנים האחרונות הוא הגברת קצב שיווק הקרקעות, בעיקר שיווק הקרקעות למגורים. במטרה לעמוד ביעד האמור, ממקד המינהל את פועלו בשני מישורים:

- **תכנון קרקעות**

טרם הקצאת הרשאה לתכנון, שמשמעותה תחילתו של הליך התכנון, מבצע המינהל סקר היתכנות, שמטרתו לאתר גורמים העלולים להיות מעכבים בתהליך התכנון. במסגרת הסקר נבחנים שורה של היבטים, לרבות: התייחסות מקדמית של הגופים המעורבים בתהליך התכנון, מידת ההתאמה לתכניות מתאר ולמדיניות התכנון וקיומם של גורמים מעכבים בתהליך התכנון, כגון הצורך בפתרונות ביוב, ניקוז, תחבורה וכיו"ב. כמו כן, מתבצעת סקירת היקפי הביקוש וההיצע באזור התכנית. תוצאות הסקר משמשות לצורך קבלת החלטה סופית באשר למתן הרשאה לתכנון, שמשמעותה המעשית היא תחילת הליך התכנון.

בצד פעילות התכנון כאמור, פועל המינהל בשנים האחרונות גם לשיווק קרקעות שטרם הושלם הליך תכנונן, וזאת על פי החלטת מועצה מספר 987.

- **פינוי גורמים המשתמשים בקרקע עירונית בצורה בלתי יעילה**

על מנת לייעל את השימוש בקרקע עירונית, מפונים גורמים המנצלים את הקרקע בצורה 'לא יעילה' (מחנות צבא, תחנות משטרה, מפעלי תע"ש, חוות חקלאיות וכיו"ב) אל מחוץ לערים. פינויים אלו מתבצעים לאחר שנמצא בבדיקה מקדימה כי עלות פינוי המתחם קטנה מסך ההכנסות הצפויות משיווק הקרקע המתפנה על פי שומה שנערכת בהתאם לייעוד החלופי של הקרקע.

משרד הבינוי והשיכון

הצעת תקציב משרד הבינוי והשיכון לשנות הכספים 2010-2009 (סעיפים 29, 42, 43 ו-70) מסתכמת בכ-5.4 מיליארד ש"ח בשנת הכספים 2009 ובכ-4.9 מיליארד ש"ח בשנת הכספים 2010.

המרכיבים העיקריים של תקציב המשרד

	2009	2010
תקציב רגיל	202 מיליון ש"ח	208 מיליון ש"ח
תקציב פיתוח (הרשאה להתחייב)	1.9 מיליארד ש"ח	1.9 מיליארד ש"ח
סיוע באשראי לרכישת דירה	1.2 מיליארד ש"ח	0.8 מיליארד ש"ח
סיוע בשכ"ד, מענקים וסבסוד אשראי	2.1 מיליארד ש"ח	2.0 מיליארד ש"ח

פעילות משרד הבינוי והשיכון מכוונת ליצירת תנאים, שיאפשרו מציאת פתרון דיור במחיר סביר לכלל האוכלוסייה ויתמקדו בקבוצות אוכלוסייה חלשות יחסית.

פעילות המשרד נעשית בשני מישורים: ביקוש והיצע.

ביקוש - הסיוע לרכישת דירה מכוון לתמיכה בזכאים מקרב אוכלוסיות חלשות ומתמקד בשלושה מסלולים עיקריים: מתן משכנתאות מסובסדות, השתתפות בתשלומי שכר דירה והקצאת פתרונות דיור בשיכון הציבורי.

היצע - הפעילות מכוונת בעיקר לשיווק קרקע מפותחת וזמינה לבנייה למגורים. זאת במטרה ליצור תנאים להרחבת היצע הדיור בדרך שתאפשר לתת מענה לביקושים המשתנים תוך שמירה על יציבות מחירים. הפעילות כוללת עשייה במגוון רחב של מרכיבים ב'שרשרת הייצור' של דירה: איתור קרקע, תכנונה ושיווקה; עידוד עיבוי הבנייה במרכזי הערים תוך ניצול מערכת התשתית הקיימת; שדרוג תשתיות קיימות; ורישום הזכויות במקרקעין. לכל אחד מהמרכיבים השפעה על היקף הפעילות בענף.

תקציב הסיוע בדיור

הסיוע בדיור ניתן בדרך של עזרה ברכישת דירה ובהשתתפות בשכר הדירה. סיוע לרכישת דירה לזכאים ניתן באשראי מסובסד, בהתאם לאמות מידה ולמאפיינים אישיים של הזכאי.

סך תקציב הסיוע בדיור לשנת הכספים 2009 עומד על כ- 3,220 מיליון ש"ח בהוצאה נטו, מהם כ-1,148 מיליון ש"ח באשראי, כ-1,294 מיליון ש"ח סיוע בשכר דירה, 416 מיליון ש"ח מענקים וסבסוד אשראי, 303 מיליון ש"ח עמלות לחברות הסיוע ו-62.5 מיליון ש"ח לרזרבה להתייקרויות.

סך תקציב הסיוע בדיור לשנת הכספים 2010 עומד על כ-2,853 מיליון ש"ח בהוצאה נטו, מהם כ-811 מיליון ש"ח באשראי, כ-1,281 מיליון ש"ח סיוע בשכר דירה, 383 מיליון ש"ח מענקים וסבסוד אשראי, 316 מיליון ש"ח עמלות לחברות הסיוע ו-62.3 מיליון ש"ח לרזרבה להתייקרויות.

יעדי מדיניות הסיוע בדיור

- לסייע למשקי בית חסרי דירה במציאת פתרון דיור, תוך התמקדות בקבוצות האוכלוסייה החלשות.
- לסייע למשקי בית הסובלים ממצוקת דיור בשיפור תנאי מגוריהם.

תקציב הפיתוח

התקציב לפיתוח תשתיות מופעל בעיקר בשיטת 'משק כספי סגור', במטרה להבטיח את המקורות הכספיים להשלמת פיתוח התשתיות המתחייבות משיווק אתרים על ידי משרד הבינוי והשיכון.

בהתאם לכך נגבות הוצאות הפיתוח במלואן (למעט רכיבי הסבסוד באזור עדיפות לאומית א') על פי אומדן עלות הפיתוח בכל אחד מן האתרים, אומדן המתעדכן לפני כל מנת שיווק חדשה.

סך תקציב הפיתוח של משרד הבינוי והשיכון עומד על כ-1,878 מיליון ש"ח בהרשאה להתחייב בשנת הכספים 2009 ועל כ-1,898 מיליון ש"ח בהרשאה להתחייב בשנת הכספים 2010. תקצוב המזומן מתבצע בהתאם למודל המימון, המבוסס על קצב התקדמות הפרויקטים של המשרד, ועומד בשנת 2009 על כ-978 מיליון ש"ח ובשנת 2010 על כ-1,026 מיליון ש"ח.

הסדרת הפיתוח הכללי לבנייה למגורים באתרי הבנייה המשווקים על ידי משרד הבינוי והשיכון מיועדת להשיג מספר יעדים:

- התייעלות, חיסכון וקיצור תהליכי התכנון והפיתוח
- הידוק הקשר בין עלות הפיתוח לבין ההחזרים המשולמים בגינו
- הסדרת הפיתוח הכללי והפרטת הפעלתו
- הקטנת החיכוך בין רוכש הדירה לבין המערכת הציבורית.

עיקרי השינויים המבניים במשרד הבינוי והשיכון לשנות הכספים 2010-2009

ייעול פעילות הפיתוח במשרד הבינוי והשיכון

משרד הבינוי והשיכון עוסק כיזם בפעילות תכנון, פיתוח ושיווק בהיקף של כ-800 מיליון ש"ח בשנה, בכ-120 אתרים שונים. פעילות זו בוצעה באופן ישיר באמצעות מחוזות המשרד על בסיס ההרשאות שמקבל המשרד ממינהל מקרקעי ישראל. במסגרת זאת, ביצע המשרד התקשרות ישירה ופיקוח על פעילותו של כל אחד מגורמי התכנון והפיתוח: מתכננים, אדריכלים, קבלני משנה, מנהלי פרויקטים ועוד, ובהתאם לכך ניהל המשרד צבר של אלפי התקשרויות. הקושי ביישום מנגנון ביצוע ישיר של תכנון ופיתוח באתרים רבים במקביל יצר, בין היתר, גירעון מאזני בפעילות הפיתוח בהיקף מאות מיליוני ש"ח.

במסגרת הרפורמה במנהל מקרקעי ישראל מתוכננת העברה של כלל פעילות הפיתוח למשרד הבינוי והשיכון, באתרים שבהם לא ניתן לבצעה באמצעות הרשויות המקומיות או גורמים פרטיים. יצוין כי מינהל מקרקעי ישראל מבצע כיום את הפיתוח, באמצעות גורמים חיצוניים, ביעילות שאינה נופלת מזו של המשרד. בהתאם לכך נקבע בהחלטת ממשלה מספר 189 מיום 12 במאי 2009 להעביר באופן הדרגתי במהלך השנים 2010 ואילך את פעילות התכנון, הפיתוח והשיווק לביצוע באמצעות חברות פרטיות, בדומה למנגנון הנהוג כיום במנהל מקרקעי ישראל ותוך הפקת לקחים מהפעלת המודל האמור במהלך שנים 2003-2008. החברות ינהלו את הפרויקטים של תכנון ופיתוח שבאחריות משרד הבינוי והשיכון על פי קריטריונים שיקבעו מראש ותחת בקרת המשרד.

קידום תכניות להתחדשות עירונית

פרויקטים של התחדשות עירונית כגון פינוי-בינוי מהווים כלי חשוב לניצול יעיל של משאב הקרקע ותואמים את מדיניות הממשלה לשמירה על שטחים פתוחים וריאות ירוקות. על מנת לקדם את אישורן של תכניות פינוי-בינוי במוסדות התכנון, יתוקן חוק התכנון והבנייה התשכ"ה-1965, באופן שוועדות מחוזיות יאשרו תכניות למתחמים שהוכרזו כמתחמי פינוי-בינוי על ידי שר הבינוי והשיכון ברמה מתארית בלבד. התכנון המפורט יאושר ברמת ועדה מקומית. כמו כן יוסמכו שרי השיכון והפנים להקים ועדת משנה סטטוטורית לוועדה מחוזית שתתמחה בתכניות פינוי בינוי. ההוראה לעניין הקמת ועדת המשנה תהיה תקפה למשך חמש שנים.

האצת רישום מקרקעין

על מנת לקדם הליכי רישום מקרקעין, המגדילים את סחירות הנדל"ן במשק, יתוקן חוק התכנון והבנייה התשכ"ה-1965, כך שתוקם מכוחו ועדת משנה סטטוטורית לוועדה מחוזית אשר תוסמך לאשר תכניות לתשריטים לצורכי רישום מקרקעין. השינוי האמור צפוי להביא להאצת רישום תכניות המהווה בסיס לרישום בטאבו. תיקון זה מחליף את הוראת השעה 'רישום שיכונים ציבוריים' אשר חל בשעתו על תכניות שאושרו עד שנת 1998.

ייעול פעילות הפיתוח ברשויות מקומיות

על מנת לייעל את מנגנון הפיתוח באמצעות רשויות מקומיות, בעקבות הרפורמה במינהל מקרקעי ישראל והחלטת ממשלה מספר 189 מיום 12 במאי 2009 בנושא ייעול ניהול פעילות התכנון והפיתוח במשרד הבינוי והשיכון, תתוקן פקודת העיריות כך שקביעת גובה עלות הפיתוח שיכולה רשות מקומית לגבות מיזמים תיקבע בתקנות החוק ולא באמצעות חקיקת עזר עירונית. השינוי האמור יקצר את משך התקופה והעלויות הכרוכות ביציאה לפרויקט פיתוח ברשות המקומית וכן ייתן מענה לפרויקטים מיוחדים המצריכים השקעה נרחבת בתשתיות 'ראש שטח'.

זכויות דייר ממשיך בדיור הציבורי

חוק זכויות הדייר בדיור הציבורי, התשנ"ח-1998 מעניק לדיירים ממשיכים, כהגדרתם בחוק זכאות, להמשיך ולהתגורר בדירה הציבורית במקרים שבהם הזכאי המקורי עבר להתגורר במוסד סיעודי או נפטר. כפועל יוצא מכך, הקצאת דירות ציבוריות לדיירים ממשיכים, אשר על פי כללי הסיוע של משרד הבינוי והשיכון לא היו זכאים לדירה ציבורית על יסוד מאפייניהם הסוציו-אקונומיים, באה על חשבון מאות זכאים הממתינים לפתרונות דיור במסגרת הדיור הציבורי והעומדים בתנאים הסוציו-אקונומיים שנקבעו לכך. התוצאה היא פגיעה בשכבות החלשות ביותר. בהתאם לכך יתוקן החוק האמור, כך שזכאותו של דייר ממשיך תיבחן על פי מצבו הסוציו-אקונומי ולא תינתן באופן אוטומטי.

עיקרי השינויים בהצעת תקציב משרד הבינוי והשיכון לשנות הכספים 2010-2009

עיקרי השינויים בתקציב המנהלי של המשרד

רשם הקבלנים

במסגרת הסיכום בין משרדי השיכון והאוצר לשנת 2009, סוכם על קידום נושאים בתחום אחריותו של רשם הקבלנים של המשרד וחיזוק מעמדו כרגולאטור. על כן, סוכם כי משרד השיכון יגיש תכנית מפורטת בנושא, במטרה ליישם את השלב הראשון של התוכנית בהיקף של עד 8 מיליון ש"ח כבר במהלך שנת 2009. מימון התכנית יתבצע באופן שווה בין משרדי השיכון והאוצר, במהלך שנת 2009.

תקציב המחשוב של המשרד

החל משנת 2009 ואילך יתוסף לתקציב המחשוב של משרד הבינוי והשיכון סכום של 10 מיליון ש"ח — 5 מיליון ש"ח ממקורות משרד השיכון ו-5 מיליון ש"ח ממקורות משרד האוצר. התוספת האמורה תשמש לשדרוג מערכות המחשוב של המשרד וכן ליישום החלטת הממשלה מספר 2534 מיום 4 בנובמבר 2007, בנושא מתן סיוע לקשישים ניצולי שואה וכן ליישום תיקון 4 לחוק המכר (דירות) (הבטחת השקעות של רוכשי דירות) תשל"ה-1974 שאושר במהלך שנת 2008.

עיקרי השינויים בתקציב הסיוע של המשרד

סיוע לקשישים נזקקים

בהחלטתה של הממשלה מספר 2534 מיום 4 בנובמבר 2007, נקבע כי יינתן סיוע בגין דיור לקשישים מקבלי הבטחת הכנסה מגיל 70 ומעלה. הסיוע בהשתתפות בשכר הדירה או סיוע בהחזר משכנתא, ניתן לקשישים העומדים בקריטריונים שנקבעו על ידי משרד הבינוי והשיכון, בהיקף תקציבי מוערך של 67 מיליון ש"ח בשנת הכספים 2009 וכ-190 מיליון ש"ח בשנת הכספים 2010.

חוק הדיור הציבורי

במסגרת הדיונים בכנסת על תיקון 3 לחוק הדיור הציבורי (זכיות רכישה), התשנ"ט-1998, סוכם בין חברי הכנסת המציעים, חה"כ רן כהן, וחה"כ יורם מרציאנו מצד אחד, לבין שר הבינוי והשיכון ושר האוצר מצד אחר על מבצע מכר דירות בשיכון הציבורי במקום הצעת החוק, והכול בתנאים המפורטים בסיכום מיום 23 ביולי 2008. במסגרת הסיכום הוקפא חוק הדיור הציבורי (זכויות רכישה) עד ליום 31 בדצמבר 2010. מבצע המכר החדש 'דירה משלי', שהחל בהתאם לסיכום, החליף את המבצע הקיים 'כאן ביתי', והוא יימשך עד תום שנת 2010.

הכוונת התיישבות לאזורי עדיפות לאומית א'

על פי החלטת ממשלה מספר 4028 מיום 24 באוגוסט 2008 , על מנת להגדיל את השונות בין אזורי עדיפות לאומית א' ו-ב' לאזור עדיפות לאומית ג' (אזור מרכז הארץ), בוטל רכיב ההלוואה המסובסדת הניתן לזכאים בגין רכישת דירה באזור עדיפות לאומית ג'.

סיוע בשכר דירה

במסגרת הסיכום התקציבי בין משרד השיכון לבין משרד האוצר לשנת 2009, סוכם כי במהלך כל אחת מהשנים 2009-2010, תינתן למשרד השיכון תוספת של 10 מיליון ש"ח להגדלת הסיוע בשכר דירה לזכאי המשרד. התוספת תופנה קודם כול לסגירת הפערים בין הזכאים שהחלו לקבל את הסיוע לפני שנת 2003, ולאחר מכן לאלה שהחלו לקבל את הסיוע לאחר מכן. כמו כן, משרד השיכון יציג במהלך שנת 2009 רפורמה בסיוע בשכר דירה, במסגרתה ישונו כללי הזכאות באופן שישפר את הקצאת המשאבים העומדים לרשות המשרד בתחום זה. התוספת התקציבית בגין שנת 2010 תתוקצב רק לאחר כניסתה לתוקף של הרפורמה.

הרחבת התקשרות עם הבנקים למשכנתאות למתן אשראי לזכאים ממקורותיהם

משרד הבינוי והשיכון מעניק משכנתאות מוכוונות, בריבית של 4.5%-4% לזכאי משרד הבינוי והשיכון אשר עומדים בקריטריונים סוציו-אקונומיים ואחרים שקבע המשרד. החל משנת 2008, בעקבות החלטת הממשלה מספר 2212 מיום 12 באוגוסט 2007, מתן הלוואות לזכאים אשר צברו עד 1700 נקודות נעשה ממקורות בנקאיים, וזאת בתמורה לעמלה שנקבעה בהסכם עמם. מניתוח תוצאות השינוי האמור עולה כי המדינה עמדה ביעדים שהציבה לעצמה ערב ביצוע ההסכם, ועל כן קבעה הממשלה בהחלטה מספר 210 מיום 12 במאי 2009, כי החל משנת 2010 תורחב ההתקשרות עם הבנקים למשכנתאות לגבי קבוצת זכאים נוספת, כך שגם הלוואות לזכאים הרוכשים דירה באזור שאינו אזור עדיפות לאומית וצברו ניקוד של 1999-1700 נקודות, יינתנו ממקורות בנקאיים.

עיקרי השינויים בתחום הפיתוח

רפורמה במקרקעי ישראל

בעקבות ועדת השרים לרפורמה במינהל מקרקעי ישראל מספר ממי/3 מיום 4 במאי 2009, תועבר למשרד הבינוי והשיכון האחריות לפיתוח מקרקעין, שלא ייעשה באמצעות רשויות מקומיות או באמצעות גופים פרטיים. כמו כן, על מנת למקד את פעילות מינהל מקרקעי ישראל בפעילות הליבה, תועבר האחריות לניהול נכסי רשות הפיתוח (ר"פ) למשרד הבינוי והשיכון.

תוכנית הפריפריה

במסגרת התכנית לחיזוק הפריפריה שאושרה על ידי הממשלה ביום 24 באוגוסט 2008, התקבלו החלטות בתחום אחריותו של משרד השיכון, במסגרתן יופנו המשאבים העומדים לרשות משרד השיכון בעיקר ליישובי הפריפריה, זאת בהתאם לכללים שיגבש המשרד. להלן עיקרי התכנית:

תקן מוסדות ציבור

בהתאם להחלטת ממשלה מספר 3975 מיום 24 באוגוסט 2008, מימון מוסדות ציבור בהתאם לתקן ברודט ולתקן 100 יתבצע על ידי גביית היטל מוסדות ציבור על ידי רשויות מקומיות. ביישובי הפריפריה שבהם לא ניתן לגבות את ההיטל בשל ערכי קרקע נמוכים, תמומן הקמה של מוסדות ציבור מתקציב משרד הבינוי והשיכון. התקציב להקמת מוסדות ציבור יעמוד בשנת הכספים 2009 על סכום של 35 מיליון ש"ח ובשנת הכספים 2010 יעמוד על כ-24 מיליון ש"ח.

ריכוז מאמץ בטיפול במרקם העירוני הקיים

במסגרת הסיכום בין משרדי השיכון והאוצר על תקציב המשרד לשנת 2009, סוכם כי משרד הבינוי והשיכון יפעיל תכנית לריכוז מאמץ לצורך שיפור ושדרוג המרקם העירוני הקיים ביישובי הפריפריה. התכנית תופעל בשנים 2014-2009, אולם הארכתה מעבר לשנת 2011 תהיה טעונה הסכמה בין משרדי השיכון והאוצר בדבר יעילות התכנית ועמידה ביעדים שייקבעו לה על ידי צוות משותף למשרדים. לצורך יישום התכנית תוקצה למשרד השיכון, בכל אחת משנות הפעלת התכנית, תוספת של 25 מיליון ש"ח, בכפוף להעברת סכום זהה על ידי משרד השיכון ממקורותיו.

מיגון בתי מגורים בשדרות וביישובי עוטף עזה

בהתאם להחלטת הממשלה מספר 3192 מיום 24 בפברואר 2008 והחלטה מספר 4316 מיום 7 בדצמבר 2008, מבצע משרד הבינוי והשיכון מיגון של דירות מגורים ביישובים השוכנים בטווח של עד 4.5 ק"מ מגדר המערכת המקיפה את רצועת עזה. הפרויקט צפוי להסתיים בשנת 2011 ועלותו הכוללת כמיליארד ש"ח.

פירעון חובות

סעיפי פירעון חובות בתקציב בשנים 2010-2009 מסתכמים בכ-111.4 מיליארד ש"ח בשנת הכספים 2009 ומהווים כ-33.7% מהתקציב ברוטו. בשנת הכספים 2010 מסתכמים סעיפי פירעון חובות בכ-114.8 מיליארד ש"ח ומהווים כ-33.6% מהתקציב ברוטו.

בשנת הכספים 2009, כ-86% מהחזר החובות, שהם כ-95.4 מיליארד ש"ח, מיועדים לפירעון חובות פנים. יתרת הסכום, כ-16 מיליארד ש"ח, מיועדת לפירעון חובות לגורמים בחוץ לארץ.

בשנת הכספים 2010, כ-82% מהחזר החובות, שהם כ-94.3 מיליארד ש"ח, מיועדים לפירעון חובות פנים. יתרת הסכום, כ-20.5 מיליארד ש"ח, מיועדת לפירעון חובות לגורמים בחוץ לארץ.

פירעון חובות פנים

בשנת הכספים 2009 מיועד, כאמור, סכום בהיקף של כ-95.4 מיליארד ש"ח לפירעון חובות פנים, מזה כ-66 מיליארד ש"ח מיועדים לתשלום החזרי קרן וכ-29 מיליארד ש"ח מיועדים לתשלומי ריבית.

בשנת הכספים 2010 מיועד, כאמור, סכום בהיקף של כ-94.3 מיליארד ש"ח לפירעון חובות פנים, מזה כ-63 מיליארד מיועדים לתשלום החזרי קרן וכ-31 מיליארד ש"ח מיועדים לתשלומי ריבית.

רוב התשלום לפירעון חובות פנים מועבר ישירות לציבור כפדיון פיקדונות בנקאיים ופדיון של איגרות חוב מיועדות וסחירות המוחזקות בידי קופות גמל, קרנות פנסיה, חברות ביטוח, קרנות השתלמות, בנקים, חברות ואנשים פרטיים. סכום בהיקף של כ-14 מיליארד ש"ח ישולם בכל אחת מהשנים 2010-2009 למוסד לביטוח לאומי. ללא התשלומים למוסד לביטוח לאומי, פירעון חובות הפנים קטן יותר ויהיה כדלקמן: תשלומי הקרן בגין מלוות הפנים יעמדו על סכום של כ-58 מיליארד ש"ח בשנת 2009 וכ-56 מיליארד ש"ח בשנת 2010. תשלומי הריבית יעמדו על סכום של כ-23 מיליארד ש"ח בשנת 2009 ועל סכום של כ-24.5 מיליארד ש"ח בשנת 2010.

פירעון חובות חו"ל

החזר החובות בחו"ל בשנת 2009 מסתכם כאמור, בכ-16 מיליארד ש"ח, מזה כ-10 מיליארד ש"ח מיועדים לתשלום החזרי קרן וכ-6 מיליארד ש"ח לתשלומי ריבית. החזר החובות בחו"ל בשנת 2010 מסתכם כאמור, בכ-20.5 מיליארד ש"ח, מזה כ-13.5 מיליארד ש"ח מיועדים לתשלום החזרי קרן וכ-7 מיליארד ש"ח לתשלומי ריבית. התשלומים לחו"ל כוללים פדיונות של מלוות מבנקים בארץ ובחו"ל, מלוות בין-ממשלתיים ומלווה העצמאות והפיתוח (ה"בונדס").

בנוסף לכך, החזרי חובות החוץ כוללים תשלומים בגין ההלוואות שנלקחו על ידי ממשלת ישראל באמצעות ערבויות של ממשלת ארה"ב בשנים 1998-1993.

בשנת 2003 נחתם הסכם נוסף בין ממשלת ארה"ב וממשלת ישראל בדבר מתן ערבויות לגיוס הון על ידי מדינת ישראל בהיקף כולל של כ-9 מיליארד דולר לשנים 2005-2003, עם אופציה להארכה בשנה נוספת. בשנת 2006 אישר הממשל האמריקני את הארכתה של התכנית בשנתיים, ולאחר מגעים נוספים שניהל עמו משרד האוצר, הוארכה התכנית בשלוש שנים נוספות. נכון לספטמבר 2008, הנפיקה ישראל במסגרת התכנית איגרות בסך 4.1 מיליארד דולר בערבות ממשלת ארה"ב. החזרי קרן בגין ההלוואות שיילקחו באמצעות הערבויות על פי ההסכם האמור משנת 2003, יתחילו בשנת 2023.

בשנת 1995 החלה ממשלת ישראל בגיוסים עצמיים של אגרות חוב סחירות בשווקים הבין-לאומיים. מאז 1995 ועד מרס 2009 בוצעו 12 הנפקות בין-לאומיות בשלושת שוקי ההון המרכזיים: בשוק האמריקני, בשוק האירו ובשוק היפני. גיוסים אלו הסתכמו ב-4.95 מיליארד דולר, 1.55 מיליארד אירו ו-20 מיליארד יין. הצעות התקציב לשנים 2010-2009 כוללות תשלומי קרן וריבית בגין הנפקות אלו. בשנת 2009 צפויים גיוסי הון נוספים, וזאת בנוסף לגיוס שנערך בתחילת שנת 2009 בהיקף חסר תקדים להנפקה בודדת של כ-1.5 מיליארד דולר.

אומדן הסובסידיה הגלומה בתשלומי הריבית

אומדן הסובסידיה הגלומה בתשלומי הריבית לקרנות הפנסיה ולחברות הביטוח בשנת 2009, מוערך בכ-1.7 מיליארד ש"ח. אומדן הסובסידיה הגלומה בתשלומי הריבית לקרנות הפנסיה ולחברות הביטוח בשנת 2010, בגין סך החוב המונפק עד היום מוערך בכ-1.6 מיליארד ש"ח. אומדנים אלה כוללים את סבסוד הריבית על אגרות חוב מיועדות הנושאות ריבית מועדפת שהונפקו לקרנות הפנסיה ולחברות הביטוח.

אומדן הסובסידיה הגלומה בתשלומי הריבית העתידיים בשנת 2009 בגין הנפקות העבר לקרנות הפנסיה הוא כ-1.4 מיליארד ש"ח. אומדן הסובסידיה הגלומה בתשלומי הריבית העתידים בגין הנפקות העבר לקרנות הפנסיה בשנת 2010 הוא כ-1.3 מיליארד ש"ח.

אומדן הסובסידיה הגלומה בתשלומי הריבית על אג"ח לקרנות הפנסיה וחברות הביטוח נערך בהנחה שהתשואה על איגרות חוב ממשלתיות לטווח ארוך היא 4%. לצורך הבדיקה ערכה השוואה בין תשוָאה זו לבין התשואה המובטחת לקרנות הפנסיה על סך החוב המונפק עד היום.

אומדן הסובסידיה הגלומה בתשלומי הריבית העתידים בכל אחת מהשנים 2010-2009 בגין הנפקות העבר לחברות הביטוח הוא כ- 300 מיליון ש"ח.

בשנת 1992 הופסקה הנפקתן של איגרות חוב מיועדות (להלן - איגרות חוב ח"ץ - חיים צמוד) בגין פוליסות ביטוח חדשות. המדינה מחויבת למעשה להמשיך ולהנפיק עבור חברות הביטוח איגרות חוב ח"ץ להשקעת כספי הפרמיות

המשולמות על פוליסות ביטוח חיים (המשולבות בחיסכון) שנחתמו עד לסוף 1990, וחלק קטן מכספי הפרמיות שישולמו על פי פוליסות שנחתמו בשנת 1991.

יצוין כי קרנות שמנהל בנק ישראל עבור חברות הביטוח במסגרת הסכמי ח"ץ, המניבות תשואה הנמוכה מ- 4% לא נכללו בחישוב האומדן, משום שאין בהן סובסידיה.

חלק ד

הכנסות המדינה ממסים

תחזית הכנסות המדינה ממסים לשנות הכספים 2010-2009

כתוצאה מההאטה בכלכלה העולמית ומהירידות בשוקי ההון, הואט בסוף שנת 2008 קצב הצמיחה. על פי אומדן משרד האוצר, צפויה ירידה ריאלית בתמ"ג בשנת 2009 ועלייה מתונה בשנת 2010 של 1.0%- ו-1.5%, בהתאמה. כתוצאה מכך, תחזית ההכנסות ממסים לשנת 2009 נמוכה באופן משמעותי ביחס לתחזית שעל בסיסה הוגשה לאישור הכנסת הצעת התקציב לשנת 2009, ביום 30 באוקטובר 2008. אומדן ההכנסות המעודכן לשנת 2009, שנקבע על סמך הגבייה בפועל עד חודש מרס 2009 צפוי להסתכם בכ-172.9 מיליארד ש"ח. סכום זה מהווה ירידה ריאלית של כ-8% לעומת הגבייה בפועל בשנת 2008.

בשנת 2010 יסתכמו הכנסות המדינה ממסים על פי התחזית, בכ-183.1 מיליארד ש"ח, לפי הפירוט הבא: 85.1 מיליארד ש"ח מסים ישירים, 93.3 מיליארד ש"ח מסים עקיפים ו-4.7 מיליארד ש"ח אגרות (ראה לוח 1 ופירוט בלוח 4. בשנת 2004 אוחדו אגף מס הכנסה ומיסוי מקרקעין ואגף המכס ומע"מ לרשות המסים בישראל. בפרק זה נתייחס לשני אגפי המס לשעבר כ'מסים ישירים' וכ'מסים עקיפים', בהתאמה). הסכום המצוין לעיל מהווה עלייה ריאלית (בניכוי השינוי במדד המחירים לצרכן) של 4.1% לעומת אומדן הביצוע לשנת 2009.

שינויי החקיקה יפחיתו כ-0.6 מיליארד ש"ח מגביית המסים בשנת 2009 לעומת שנת 2008 ויוסיפו כ-3.7 מיליארד ש"ח בשנת 2010 לעומת שנת 2009. לעומת שנת 2008, שינויי החקיקה יגדילו את הגבייה בכ-3.1 מיליארד ש"ח בשנת 2010. סכום זה מורכב מהפחתות מס נטו של 5.6 מיליארד ש"ח שכבר אושרו בכנסת (בעיקר הפחתת מס הכנסה על יחידים והפחתת מס חברות) ועוד מהעלאת מס מוצעת של 8.7 מיליארד ש"ח (העלאת המע"מ ב-1%, ביטול הפטור ממע"מ על צריכת פירות וירקות ועל צריכת תיירים בארץ ועוד), בהנחה שכולה תאומץ על ידי הכנסת. ביום 13 במאי 2009 אישרה הממשלה שינוי במתווה הפחתות המסים לשנים 2010-2009 וכן אושרה תכנית להפחתת מסים לשנים 2016-2011. במסגרת זו הוחלט על הקדמת ההורדה של מס החברות לשיעור של 25% כבר בשנת 2009 ובשנת 2010 ירד שיעור מס החברות ל- 24%. במס ההכנסה לא בוצע שינוי לשנים אלו, ולעומת זאת הוחלט על העלאת המע"מ ב-1% לתקופה קצובה עד סוף שנת 2010.

הפרק שלהלן דן בהכנסות המדינה ממסים (כולל אלה המתקבלות במטבע חוץ) שגובה רשות המסים וכן בהכנסות מאַגרות, שגובים משרדי הממשלה. ההכנסות בפרק זה אינן כוללות מע"מ על הייבוא הביטחוני. פרק זה גם אינו דן בהכנסותיהם של גופים אחרים במגזר הציבורי, הגובים גם הם מסים ותשלומי חובה – המוסד לביטוח לאומי והרשויות המקומיות.

כל הנתונים הם במחירים שוטפים, אלא אם צוין אחרת.

תחזית ההכנסות לשנת 2010 מניחה עלייה ריאלית בשיעור של 1.5% בתוצר המקומי הגולמי (התמ"ג), והגדלת מס נטו, הנאמדת כאמור בכ-3.7 מיליארד ש"ח, כתוצאה משינויי חקיקה. עוד מניחה התחזית שתכנית ההתייעלות של רשות המסים בנושא דיווח וגבייה של מע"מ תניב 0.5 מיליארד ש"ח כבר בשנת 2010.

בשנים הבאות, ימשיך משרד האוצר להפעיל מדיניות פיסקאלית בעלת שני יעדים מרכזיים: עידוד הצמיחה ושמירה על משמעת פיסקאלית. הדבר יתבטא בהפחתה נוספת במס על העבודה ובמס חברות במטרה לעודד עבודה ויזמות. בסוף תהליך הדרגתי, המס הישיר השולי המרבי על יחידים (מס הכנסה, דמי ביטוח לאומי ומס בריאות) יעמוד על 39% בשנת 2016, בעוד שמס חברות יעמוד על 18% כבר בשנת 2015.

בשנת 2010 תסתכם השפעתם נטו של שינויי החקיקה על נטל המס הממשלתי בהגדלה של 0.5% תוצר. שנה זו היא חריגה שכן היא עומדת בין השנים 2009-2003, שבהן שינויי החקיקה הקטינו את נטל המס הממשלתי בהיקף מצטבר של 3.8% תוצר ובין השנים 2016-2011, שבהן צפויה הפחתת מסים נוספת של כ-1.5% תוצר בתוספת הפחתה של 0.4% בנטל הביטוח הלאומי, עתידים שינויי החקיקה בשנים 2016-2003 להקטין את נטל המס הכולל בכ-5.2% תוצר.

בניכוי שינויי החקיקה, יגדלו ההכנסות ממסים בשנת 2010 ב-3.8% במונחים נומינליים.

לסיכום, נטל המס הממשלתי, שהוא משקל סך הכנסות המדינה ממסים בתמ"ג, יעמוד על כ-23.5% בשנת 2010, עלייה של 0.3% תוצר לעומת שנת 2009 וירידה חדה של כ-4.8% תוצר לעומת השיא הקודם בשנת 2007 (ראה גרף הכנסות המדינה ממסים בשנים 2010-1992. נטל המס הכולל, בו נכללים תשלומי הפרטים לביטוח הלאומי ולרשויות המקומיות יעמוד בשנת 2010 על כ-31% תמ"ג). כיוון שבשנים 2010-2008 שינויי החקיקה יסתכמו בהפחתת מסים מצטברת נטו של כ-0.6% תוצר לעומת שנת 2007, הרי שבניכוי שינויי החקיקה, נטל המס בשנת 2010 צפוי להיות נמוך מרמתו בשנת 2007 בכ-4% תוצר.

לוח 1

הכנסות המדינה ממסים בשנות הכספים 2010-1992

(במיליוני ש"ח, במחירים שוטפים)

שנה	סך-הכול	מסים ישירים	מסים עקיפים	אגרות
1992	51,024	25,063	24,876	1,085
1993	59,885	31,309	27,337	1,239
1994	73,655	40,367	31,857	1,431
1995	83,943	45,740	36,452	1,751
1996	95,264	50,796	42,251	2,217
1997	108,449	59,280	46,436	2,733
1998	116,356	64,029	49,334	2,993
1999	127,660	69,689	54,606	3,365
2000	145,904	84,888	57,593	3,423
2001	146,124	84,977	57,473	3,674
2002	147,109	79,926	62,972	4,211
2003	143,735	76,193	63,628	3,914
2004	151,525	79,739	66,691	5,095
2005	161,589	87,434	69,758	4,397
2006	178,060	101,160	72,578	4,322
2007	190,896	106,717	79,568	4,611
2008	183,736	95,715	83,357	4,664
2009 אומדן	172,900	84,800	83,600	4,500
2010 תחזית	183,100	85,100	93,300	4,700

מקור: מינהל הכנסות המדינה

לוח 2

הכנסות המדינה ממסים בשנות הכספים 2010-1992

(באחוזים מהתמ"ג)

שנה	סך-הכול	מסים ישירים	מסים עקיפים	אגרות
1992	29.2	14.3	14.2	0.6
1993	29.6	15.5	13.5	0.6
1994	30.1	16.5	13.0	0.6
1995	29.1	15.8	12.6	0.6
1996	28.5	15.2	12.6	0.7
1997	29.2	15.9	12.5	0.7
1998	28.0	15.4	11.9	0.7
1999	28.0	15.3	12.0	0.7
2000	28.9	16.8	11.4	0.7
2001	28.6	16.6	11.2	0.7
2002	27.8	15.1	11.9	0.8
2003	26.8	14.2	11.9	0.7
2004	26.9	14.1	11.8	0.9
2005	27.0	14.6	11.7	0.7
2006	27.8	15.8	11.3	0.7
2007	28.3	15.8	11.8	0.7
2008	25.7	13.4	11.7	0.7
2009 אומדן	23.2	11.4	11.2	0.6
2010 תחזית	23.5	10.9	12.0	0.6
ממוצע 2002-1992	28.8	15.7	12.4	0.7
ממוצע 2010-2003	26.2	13.8	11.7	0.7
ממוצע 2010-1992	27.9	15.1	12.1	0.7

מקור: מינהל הכנסות המדינה

בניית תחזית הכנסות ממסים לשנות הכספים 2010-2009

הכנסות המדינה ממסים בשנת 2009 יסתכמו, על פי התחזית המתוקנת, ב-172.9 מיליארד ש"ח, ירידה ריאלית של כ-8% לעומת שנת 2008. ירידה זו נובעת מירידה של כ-10.2 מיליארד ש"ח כתוצאה משיעור הצמיחה השלילי ומירידה בעקבות שינוי חקיקה של 0.6 מיליארד ש"ח. עיקר הירידה כתוצאה מהצמיחה השלילית התרחשה במס חברות, אך גם מסי נדל"ן ומס קנייה על הייבוא קטנו בשיעור חד.

המעבר לשנת הכספים 2010 מתבסס על תחזית הבסיס לשנת הכספים 2009. עליו יש להוסיף כ-6.0 מיליארד ש"ח בגין גידול נומינלי בבסיסי המס, כ-3.7 מיליארד ש"ח בגין שינויי חקיקה ועוד כ-0.5 מיליארד ש"ח כתוצאה מתכנית ההתייעלות של רשות המסים בנושא דיווח וגבייה של מע"מ.

לסיכום, מתקבלת תחזית הכנסות ממסים לשנת הכספים 2010 של 183.1 מיליארד ש"ח.

לוח 3

תחזית הכנסות המדינה ממסים בשנת הכספים 2009*

(במיליארדי ש"ח)

		סך-הכול	מסים ישירים	מסים עקיפים	אגרות
	גבייה בשנת הכספים 2008	183.7	95.7	83.3	4.7
+	השפעת שינויים בבסיסי המס (צמיחה)	-10.2	-6.7	-3.3	-0.2
+	השפעת שינויי חקיקה בשנת הכספים 2009	-0.6	-4.2	3.6	0
=	תחזית גבייה (מתוקנת) לשנת הכספים 2009	172.9	84.8	83.6	4.5

המקור: מינהל הכנסות המדינה

הלוח מוצג במתכונת זהה מדי שנה, אך יש לציין כי בעת הכנת התחזית נלקחו בחשבון בנוסף לנתוני הגבייה של שנת 2008 גם נתוני הגבייה בפועל ברבעון הראשון של שנת 2009.

לוח 4

תחזית הכנסות המדינה ממסים בשנת הכספים 2010

(במיליארדי ש"ח)

		סך-הכול	מסים ישירים	מסים עקיפים	אגרות
	גבייה בשנת הכספים 2009	172.9	84.8	83.6	4.5
+	השפעת שינויים בבסיסי המס (צמיחה)	6.0	1.8	4.0	0.2
+	השפעת שינויי חקיקה בשנת הכספים 2010	3.7	1.5-	5.2	0.0
+	תוספת בגין שינוי שיטת דיווח וגבייה של מע"מ	0.5	0.0	0.5	0.0
=	תחזית גבייה לשנת הכספים 2010	183.1	85.1	93.3	4.7

המקור : מינהל הכנסות המדינה

שינויי החקיקה מפורטים בנספח והשינויים בהכנסות, הנובעים מצמיחת המשק ומשינויים בבסיסי המס, מפורטים להלן:

תחזית הכנסות ממסים ישירים

הכנסות ממסים ישירים בשנת הכספים 2009 צפויות להסתכם בכ-84.8 מיליארד ש"ח, ירידה ריאלית של כ-13% לעומת הגבייה בשנת 2008 (ראה לוח 5). שינויי חקיקה יפחיתו את הגבייה ב-4.2 מיליארד ש"ח בשנת הכספים 2009. ירידה בבסיסי המס כתוצאה מהצמיחה השלילית של המשק תפחית את הגבייה בכ-6.7 מיליארד ש"ח לפי הפירוט הבא:

מסי שכר, חברות ועצמאים — בשנת הכספים 2009 צפויה הפחתה בגבייה של כ-5 מיליארד ש"ח, כתוצאה מירידה ברווחיות המגזר העסקי.

ניכויים משוק ההון — צפויה הפחתה מזערית של כ-0.1 מיליארד ש"ח.

מסי נדל"ן — צפויה הפחתה של כ-1.6 מיליארד ש"ח כתוצאה מהאטה בשוק הנדל"ן.

ההכנסות ממסים ישירים בשנת הכספים 2010 צפויים להסתכם בכ-85.1 מיליארד ש"ח, ירידה ריאלית של כ-1.3% לעומת הגבייה בשנת 2009 (ראה לוח 5). שינויי חקיקה יפחיתו את הגבייה ב-1.5 מיליארד ש"ח בשנת הכספים 2010, אך הגידול בבסיסי המס כתוצאה מצמיחת המשק יוסיף לגבייה כ-1.8 מיליארד ש"ח, לפי הפירוט הבא:

מסי שכר — בשנת הכספים 2010, יגדל השכר הממוצע למשרת שכיר בשיעור נומינלי של 1.7% ואילו מספר המועסקים הישראלים יגדל ב-0.3%, כך שסך השכר יגדל ב-2.0% ויביא לתוספת של 1.0 מיליארד ש"ח בגבייה.

חברות ועצמאים — בשנת הכספים 2010 צפויה תוספת של כ-0.5 מיליארד ש"ח, כתוצאה מהגידול הזעיר ברווחיות המגזר העסקי.

ניכויים משוק ההון — צפויה תוספת מזערית של כ-0.1 מיליארד ש"ח.

מסי נדל"ן — צפויה תוספת של כ-0.2 מיליארד ש"ח כתוצאה מעלייה מתונה בשוק הנדל"ן.

תחזית הכנסות ממסים עקיפים

ההכנסות ממסים עקיפים בשנת הכספים 2009 צפויות להסתכם בכ-83.6 מיליארד ש"ח, ירידה ריאלית של כ-1.5% לעומת שנת 2008. שינויי החקיקה יגדילו את הגבייה בכ-3.6 מיליארד ש"ח, אך הירידה בבסיס המס כתוצאה מצמיחה שלילית תפחית את הגבייה בכ-3.3 מיליארד, לפי הפירוט הבא:

מע"מ — בסיס המס הוא הצריכה (צריכה פרטית וקניות של המגזר הציבורי) בתוספת מכירות דירות חדשות. הפחתה בבסיס זה יביא לירידה בגבייה של כ-0.7 מיליארד ש"ח.

מסי ייבוא — גביית מס קנייה תלויה בעיקר בייבוא מכוניות. סך ייבוא הסחורות יקטן, כך שהגבייה תפחת בכ-2.0 מיליארד ש"ח.

מסים מקומיים — צפויה הפחתה בגבייה של כ-0.6 מיליארד ש"ח בגין צמיחה שלילית.

ההכנסות ממסים עקיפים בשנת הכספים 2010 צפויות להסתכם בכ-93.3 מיליארד ש"ח, גידול ריאלי של כ-9.7% לעומת שנת 2009. שינויי החקיקה יגדילו את הגבייה בכ-5.2 מיליארד ש"ח ותכנית ההתייעלות של רשות המסים בנושא דיווח וגבייה של מע"מ תניב 0.5 מיליארד ש"ח כבר בשנת הכספים 2010. לכך יש להוסיף את תרומת השינוי בבסיסי המס שתסתכם בכ-4.0 מיליארד ש"ח לפי הפירוט הבא:

מע"מ — בסיס המס הוא הצריכה (צריכה פרטית וקניות של המגזר הציבורי) בתוספת מכירות דירות חדשות. גידול בבסיס זה יביא לתוספת גבייה של כ-3.1 מיליארד ש"ח.

מסי ייבוא — גביית מס קנייה תלויה בעיקר ביבוא מכוניות. סך יבוא הסחורות יגדל בשיעור מתון, כך שהגבייה תגדל בכ-0.4 מיליארד ש"ח בלבד.

מסים מקומיים — צפויה תוספת גבייה של כ-0.5 מיליארד ש"ח בגין צמיחה.

תחזית הכנסות מאגרות

ההכנסות מאַגרות משרדי ממשלה בשנת הכספים 2009 צפויה להסתכם בכ-4.5 מיליארד ש"ח.
התחזית לוקחת בחשבון ירידה בגבייה של כ-0.2 מיליארד ש"ח, כתוצאה מצמצום פעילות.
ההכנסות מאַגרות משרדי ממשלה בשנת הכספים 2010 צפויה להסתכם בכ-4.7 מיליארד ש"ח.
התחזית לוקחת בחשבון תוספת גבייה של כ-0.2 מיליארד ש"ח, בגין הרחבת פעילות.

לוח 5

הכנסות המדינה ממסים ומתשלומי חובה בשנות הכספים 2007-2010

(במיליוני ש"ח ובאחוזים)

	2007	2008	2009	2010	אחוז השינוי הריאלי לעומת השנה הקודמת	
	גבייה בפועל	גבייה בפועל	תחזית מתוקנת	תחזית תקציב	2009	2010
סך הכול (א+ב+ג)	190,896	183,736	172,900	183,100	-7.6	4.1
מסים ישירים (1+2+3+4)	106,717	95,715	84,800	85,100	-13.0	-1.3
מס הכנסה	90,577	80,869	71,100	71,100	-13.7	-1.7
שכירים	35,526	34,844	32,800	32,200	-7.6	-3.5
חברות	31,043	25,062	20,000	21,000	-21.6	3.2
עצמאים	10,814	9,889	7,900	7,600	-21.6	-5.4
מנהלי חברות	9,036	8,898	8,300	8,100	-8.4	-4.1
ניכויים משוק ההון	4,158	2,176	2,100	2,200	-5.2	3.0
מסים על הוצאות שכר	10,550	10,063	10,200	10,300	-0.5	-0.7
מס מעסיקים	1,500	383	200	-	-48.7	-100.0
מע"מ מלכ"ר	6,970	7,902	8,100	8,300	0.7	0.7
מע"מ פיננסי	2,080	1,778	1,900	2,000	4.9	3.5
מסי נדל"ן	5,764	5,563	3,950	4,200	-30.3	4.5
מס רכוש	52	53	50	-	-7.4	-100.0
מס רכישה	3,098	3,064	2,300	2,500	-26.3	6.9
מס שבח ומס מכירה	2,615	2,446	1,600	1,700	-32.7	4.5
התאמות להגדרות התקציב 3	-174	-780	450-	500-	..	..

לוח 5 (המשך):

	2007	2008	2009	2010	אחוז השינוי הריאלי לעומת השנה הקודמת	
	גבייה בפועל	גבייה בפועל	תחזית מתוקנת	תחזית תקציב	2009	2010
ב. **מסים עקיפים** (1+2+3)	79,568	83,357	83,600	93,300	-1.5	9.7
1. מע"מ	52,370	55,429	56,500	64,000	0.1	11.4
2. כלל המסים על הייבוא	15,521	15,097	13,600	14,600	-11.5	5.5
מכס	2,221	2,381	2,400	2,500	-1.0	2.4
מס קנייה על הייבוא	13,300	12,716	11,200	12,100	-13.5	6.2
3. כלל המסים המקומיים	11,677	12,831	13,500	14,700	3.3	7.1
מס קנייה מקומי	287	233	200	200	-15.7	-1.7
מס דלק	10,590	11,852	12,500	13,600	3.6	7.0
מס טבק	733	728	800	900	7.9	10.6
מס בולים	67	18	-	-	..	..
ג. **אגרות**	4,611	4,664	4,500	4,700	-5.3	2.7

מקור: מינהל הכנסות המדינה

הערות ללוח:

כולל מסים המתקבלים במט"ח, פרט למע"מ על ייבוא ביטחוני.

שינוי נומינלי בניכוי השינוי במדד המחירים לצרכן.

העברת 10% ממס רכוש ו-15% ממס רכישה לקרן פיצויים והפרשי עיתוי בגבייה ממשרדי ממשלה דרך סילוקין.

לוח 6

השפעת שינויי חקיקה על הגבייה – כל שנה לעומת קודמתה 2009-2010

(במיליוני ש"ח)

		2009	2010
	סך הכול	-580	3,730
א.	**מסים ישירים**	-4,230	-1,540
1	רפורמה במס הכנסה — הפחתת המס על עבודה	-3,100	-3,100
2	השפעת העלאת הבלו על הסולר על מס הכנסה	-100	-100
3	הפחתת מס חברות	-1,100	-600
4	השפעת הפחתת חלק המעביד בדמי ביטוח לאומי על תשלום מס הכנסה	100	100
5	זיכוי למקבלי תעודות B.A ו-M.A	-50	0
6	העלאת שווי שימוש ברכב צמוד	500	660
7	ביטול חוק התיאומים	400	100
8	מע"מ כספי — הכרה במס שכר לחישוב מס רווח	-100	0
9	פחת של 50% על השקעות במכונות ובציוד מיוני 2008—מאי 2009	-700	0
10	מס הכנסה שלילי	-30	-50
11	הפחתת מס על דיבידנדים שיקבלו חברות ישראליות מחברות זרות מ-25% ל-5% (רק ב-2009)	-100	100
12	פטור לתושב חוץ על רווחי הון ממניות בחברה ישראלית ועל ריבית מאגרות חוב קונצרניות בבורסה בישראל	-20	0
13	העלאת מע"מ פיננסי מ-15.5% ל-16.5% עד סוף 2010	70	80
14	הגדלת שווי השימוש בטלפונים ניידים	0	200
15	ביטול ההטבה לספורטאים ולעיתונאים זרים	0	20
16	צמצום הזיכוי למקבלי תעודות B.A	0	50
17	ביטול חצי נקודת זיכוי לנשים	0	500
18	הגדלת הזיכוי בגין טיפול בילדים	0	-500
19	הפחתה בשנת 2010 בשיעור המס על דיבידנד שמקורו ברווחים הראויים לחלוקה	0	1,000

לוח 6 (המשך)

ב.	**מסים עקיפים**	3,650	5,270
1	הסדר סולר (העלאה הדרגתית של הבלו על סולר)	790	340
	בלו (מקומי)	720	310
	מס קנייה (ייבוא)	70	30
2	הפחתת מס הקנייה על כלי רכב ל-72%-75% עד שנת 2009	-100	0
3	העלאת מחזור לדיווח דו-חודשי במע"מ	-160	0
4	הרחבת דיווח מע"מ על בסיס מזומן ב-2009	-180	180
5	העלאת מס הקנייה על סיגריות	500	200
	העלאת מס הקנייה על הייבוא	400	150
	העלאת מס הקנייה על הייצור המקומי	100	50
	העלאת הבלו על הבנזין ב-30 אג' לליטר	600	400
	מס קנייה על רכב — מיסוי ירוק	200	200
	העלאת מע"מ עוסקים מ-15.5% ל-16.5% עד סוף 2010	1,600	1,850
	ביטול הפטור ממע"מ על פירות וירקות טריים	400	1,400
	ביטול הפטור ממע"מ על שירותי תיירות נכנסת	0	500
	צמצום ייבוא סיגריות ב-Duty Free	0	200
ג.	**אגרות**	0	0

מקור: מינהל הכנסות המדינה

תחזית הטבות המס לשנות הכספים 2010-2009

הטבות המס לשנות הכספים 2010-2009 יסתכמו על פי התחזית בכ-34.6 מיליארד ש"ח לשנת הכספים 2009, המהווים כ-20% מהכנסות המדינה ממסים וכ-4.6% מהתוצר, מזה 31.2 מיליארד במסים ישירים והיתר במסים עקיפים. בשנת הכספים 2010 יסתכמו הטבות המס, על פי התחזית, בכ-32.1 מיליארד ש"ח, המהווים כ-17% מהכנסות המדינה ממסים וכ-4.1% מהתוצר, מזה 30.7 מיליארד במסים ישירים והיתר במסים עקיפים.

הירידה בהיקף ההטבות בשנת 2010 לעומת שנת 2009 נובעת משינויי חקיקה המוצעים בהצעת התקציב לשנת הכספים 2010, בהנחה שיאושרו על ידי הכנסת, ומהפחתת שיעורי המס הרגילים שלעומתם מחושבות הטבות המס.

סכום זה כולל הטבות במסים ממשלתיים בלבד, ואינו כולל הטבות בדמי הביטוח הלאומי או במיסוי של הרשויות המקומיות. מתוך סכום זה יסתכמו ההטבות במס הכנסה ובמסי נדל"ן בכ-30.7 מיליארד ש"ח, ההטבות במכס ובמע"מ ב-1.3 מיליארד ש"ח וההטבות באגרות בכ-0.1 מיליארד ש"ח.

טיב אומדני המס

ישנה אי ודאות גדולה באמידת הטבות המס, שכן בהיעדר בסיס נתונים מפורט ועדכני על ניצול הטבות המס, אומדנים אלה מחושבים על פי נתונים חלקיים ובפיגור של מספר שנים אשר מקודמים לערכי שנת התחזית, בהנחה שאין שינויי התנהגות. הנחה זו סבירה בסביבה מקרו-כלכלית ומיסוית יציבה. אולם, נוכח מחזורי העסקים ובגלל השינויים המשמעותיים שמערכת המס עברה החל משנת 2003 (הרפורמה במיסוי שוק ההון, השינויים במיסוי קופות הגמל ובחוק לעידוד השקעות הון), יש לשער שהנחה זו אינה מתקיימת.

לעתים רחוקות משתנה המתודולוגיה לאמידת העלות של הטבות מס מסוימות. החל משנת 2008, לדוגמה, אומצה שיטה חדשה לאמידת עלות הטבות המס לקופות גמל, כפי שיוסבר בהמשך.

ההטבות כהוצאות תקציביות

הטבות המס או בשמן האחר 'הוצאות המס' (Tax Expenditures), מוגדרות כהפסד הכנסות הנובע מפטורים או מהנחות במסים, הניתנים לקבוצות שונות של אזרחים או לסוגים שונים של פעילות כלכלית. להלן סיווג של הטבות המס:

סוג הטבה	הגדרה	דוגמאות
פטור	הכנסה או עסקה פטורה מכל מס	פטור ממע"מ על צריכת פירות וירקות טריים
ניכוי	הפחתה של הוצאה פרטית או של חיסכון מההכנסה החייבת	ניכוי של הפרשה לקופת גמל
זיכוי	הפחתה של המס	זיכוי בגין תרומה למוסד ציבורי
שיעור מס מופחת	מס מופחת על הכנסה או על העסקה	מס חברות על מפעלים מאושרים
הקדמת ניכוי הוצאה או דחיית חיובה של הכנסה	ניכוי הוצאה לפני מועד חיוב ההכנסה או דחיית חיובה של הכנסה למרות שהופקה	פחת מואץ הגבוה משיעור הפחת הכלכלי או חיוב במס של אופציות לעובדים במועד המימוש ולא במועד ההקצאה

המושג 'הוצאות מס' פּוּתַח בסוף שנות השישים במשרד האוצר האמריקני על ידי פרופסור Stanley Surrey, ומשנת 1974 חִייב הקונגרס לכלול דיווח על הטבות המס בתקציב הממשל הפדרלי. רוב מדינות ה-OECD מפרסמות תקציב הוצאות מס וכך גם מרבית המדינות ואף חלק מהערים שבארה"ב. בישראל, החל משנת 1986, מצורף דיווח דומה לתקציב המדינה (על פי סעיף 2(ב)(2) לחוק יסודות התקציב — 1985).

פירוט הדיווח אודות הטבות מס שונה ממדינה למדינה, אולם השאיפה היא שדוח כזה יכלול, ככל שהמידע קיים, את הפרטים הבאים :

- רשימה של הטבות מס
- עלות של כל הטבה
- הנהנים מההטבה (לפי עשירוני הכנסות או כל משתנה רלוונטי אחר — מין, מעמד בעבודה, אזור גיאוגרפי וכדומה)
- מטרת ההטבה והאם היא משיגה את יעדה ('מועילות')

- האם השגת היעד היא בעלות אופטימאלית ('יעילות')
- האם שלטונות המס דואגים שלא ייעשה שימוש לרעה בהטבה (ביקורת זכאות).

הקלות במס נועדו להשיג יעדים כלכליים או חברתיים. לעתים ההקלה נועדה לעקוף קושי מינהלי, כדוגמת דחיית מיסוי רווחי הון למועד המימוש בגלל הקושי לאמוד רווחים אלה בעת הצבירה. הקלה במס ניתן לתת בין בדרך של צמצום בסיס המס ובין בהפחתת שיעורו. גם בדחיית תשלום המס גלומה הטבה השווה לקבלת הלוואה ללא ריבית.

הגדרה זו מניחה שהחוק קובע לגבי כל מס את המאפיינים הבאים ('התקן'):

- **בסיס המס** — לדוגמה בסיס מס הכנסה הוא ההכנסה החייבת, לכן ההכרה בהוצאות עסקיות הכרוכות בייצור ההכנסה אינה נחשבת הטבת מס. כמו כן, הגדלת שיעורי הפחת עקב שינוי טכנולוגי לא תיחשב כהטבה, אך הגדלה לשם עידוד השקעות תיכלל ברשימת ההטבות. דוגמה נוספת היא הזיכוי לתושב (דהיינו 2.25 נקודות הזיכוי הניתנות לכל נישום והקובעות את סף המס), בהנחה שהוא שווה ערך לשיעור מס תחילי של 0. לעומת זאת, זיכוי לנשים או לעולים חדשים ייחשב להטבת מס.
- **שיעור המס** — בשיטת מס הכנסה פרוגרסיבית על יחידים, גובה הטבת המס הגלומה בשיעור מס מוגבל על הכנסות מסוימות (כגון הכנסות משוק ההון החל מינואר 2003) הוא ההפרש בין שיעור המס המוגבל לשיעור המס השולי של מקבל ההכנסה יש לציין ששיעורי מס ראשונים נמוכים אינם נחשבים כהטבה.
- **החייב במס** — הישות המשפטית החייבת במס בהתאם לחוקי המס הרלוונטיים.
- **הגדרת הגבולות הגיאוגרפיים** — לדוגמה, בשיטת מס טריטוריאלית, הפטור על הכנסות מחו"ל אינו נחשב כהטבה.
- **מינהל המס** — להוראות שונות בחוק, כגון קביעת מועד הגשת דוחות או גובה הקנסות במקרה של איחור בתשלום המס.

לאחר קביעת התקן, כל סטייה ממנו תיחשב כהטבת מס, אולם ההגדרה בעייתית, שכן לא תמיד ברור מהו התקן שלעומתו יש לחשב את ההטבה. לדוגמה, על ייצוא סחורות חל מע"מ בשיעור 0. אם בסיס המס הוא הערך המוסף, אזי יש לראות בזה הטבה, אך אם המע"מ הוא מס על הצריכה המקומית, אין לכלול את שיעור 0 על ייצוא סחורות ברשימת הטבות המס.

לא רק הגדרת ההטבות נתונה לוויכוח, גם כימוּתָן בעייתי. השיטה שנבחרה כאן לבניית אומדן הטבות המס מניחה שההטבה הנדונה היא היחידה הקיימת, ללא חישוב ההשלכות ההדדיות שבין הטבות המס למיניהן ומבלי להביא בחשבון את השינוי האפשרי בהתנהגות הכלכלית במקרה של ביטול ההטבה. שינוי בסעיף מסוים אינו חייב אפוא לגרום לשינוי באותו ערך בהכנסות המדינה, ונקודה זו תקפה עוד יותר בצירוף של כמה סעיפים.

רוב סעיפי האומדן הם על בסיס מימוש בשנת 2010, למעט הסעיף המתייחס להטבות בשוק ההון, כפי שיפורט להלן. רמת הפירוט של הנתונים תלויה במידע שהצטבר במינהל הכנסות המדינה. סעיפים מסוימים מפורטים, בעוד שבסעיפים אחרים האומדנים כלליים. עקב קשיים בחיזוי מידת המיצוי של הטבות המס, מבוססים האומדנים על

נתונים לא מעודכנים, לעתים עד כדי פיגור של חמש שנים, המתורגמים למחירים הרלוונטיים לשנות הכספים 2010-2009. בסעיפים נבחרים יוצגו, נוסף על תחזית ההטבות לשנות הכספים האמורות, נתונים על גובה ההטבה בפועל בשנים קודמות.

היתרונות והחסרונות של הטבות המס ככלי מדיניות

כאשר מתגלה כשל שוק המצדיק התערבות ממשלתית שתטיב עם אוכלוסייה מסוימת או עם פעילות כלשהי, נשאלת השאלה באיזו דרך יש לבחור כדי להעניק את ההטבה — הוצאה ישירה או הטבת מס.

יש הטוענים כי להוצאות מס יש יתרון על פני הוצאות תקציביות, בכך שביכולתו של מנגנון המס לחלק את ההטבות לאוכלוסייה רחבה ובעלות נמוכה. אולם טיעון זה אינו עומד תמיד במבחן המציאות. מחד גיסא, מנגנון של חלוקת תשלומי ההעברה עשוי להיות יעיל לא פחות, ומאידך גיסא, חלוקה דרך מנגנון המס עלולה לצרוך משאבים יקרים לבקרת הזכאות לאותה הטבה. בצד החסרונות נשמעת לעתים הטענה שהנהנים העיקריים מהטבות המס הן השכבות המבוססות. לדוגמה, הקלה במס הכנסה מפלה לרעה את העניים הנמצאים מתחת לסף המס. ניתן כמובן להתגבר על חיסרון זה על ידי הפעלת שיטת מס הכנסה שלילי.

חיסרון נוסף של הטבות מס הוא הנטל שהן מטילות על שלטונות המס, הנאלצים להקדיש חלק מתקציבם למניעת השימוש לרעה בהקלות מס ועל מקבלי ההטבות הנדרשים להוכיח את זכאותם. ככל שאי הוודאות המשפטית גדלה, עולה גם העלות למשק. לדוגמה, חברות בעלות מפעל מאושר על פי חוק עידוד השקעות הון, זוכות לשיעור מס חברות מופחת ואף לפטור ממס חברות, בתנאי שעמדו בתנאים מסוימים. השילוב של הטבות משמעותיות ואי הוודאות בעמידה בתנאי הזכאות גורם לחיכוכים ולמחלוקות בין שלטונות המס והנישומים ועקב כך גורם גם לפגיעה בדבר שרצו לעודד — השקעות ותעסוקה.

אולם, החיסרון הגדול של הטבות המס נובע מהיעדר דיון ציבורי אודות התועלת שבהן ומכך שמרביתן אינן זוכות לאישור תקופתי, להבדיל מתקציב ההוצאות של הממשלה, המאושר בחוק הכנסת מדי שנה. לרבים נדמה שניתן להשיג באמצעותן 'יש מאַין', כיוון שעלותן אינה ידועה לכול. היעדרו של דיון ציבורי שנתי במתן הטבות מס, מאפשר עקיפת כללים פיסקאליים המגבילים את ההוצאה, ובכך מטשטש את גודלה האמיתי של הממשלה במונחי הוצאה.

תקציב הוצאות המס נועד אפוא לכַמת עלויות ולפרסמן, על מנת שניתן יהיה להשוות בין הטבת מס לבין הוצאה תקציבית ישירה, אולם יש לציין שמטרה זו טרם הושגה.

עדיפות הפחתת מסים לכלל על פני הטבות ייחודיות

הטבות מס מיטיבות אמנם עם מקבליהן, אולם הן מעבירות את נטל תשלום המס אל שאר האוכלוסייה ובכך מְרֵעוֹת את מצבה. הטבות המס משנות את חלוקת הנטל ותוך כדי כך מסבכות את חוקי המס, מעודדות התחמקות והימנעות מתשלום מס אמת, פוגעות ברווחת כלל הציבור והמשק ומסתירות את ההיקף האמיתי של מעורבות הממשלה במשק.

מכאן, עדיפה רפורמה המשלבת הפחתת שיעורי מס לכלל האוכלוסייה עם ביטול הטבות לקבוצות אוכלוסייה ייחודיות. רפורמות מסוג זה, במינונים שונים, בוצעו בישראל בשנת 1975 ובשנת 2003. בארה"ב הן בוצעו בשנת 1986, ולאחר מכן גם בחלק גדול ממדינות המערב.

השינויים ברשימת הטבות המס בשנים האחרונות

משנת 1990 ועד שנת 2002 נעשו בישראל ניסיונות רבים לצמצם את היקף הטבות המס, אך הם עלו יפה רק בחלקם. רוב הניסיונות לצמצם את הטבות המס המשמעותיות נכשלו, כך בשוק ההון, בקצבאות זקנה וילדים, במע"מ על פירות וירקות, על שירותי תיירות ובהכנסות מהימורים ומהגרלות. בתחומים אחרים אף חלה נסיגה במשך השנים והורחבו הטבות המס.

על רקע זה יש לראות בשנת 2002 נקודת ציון חשובה. בשנה זו התקבל חוק לתיקון מקיף לפקודת מס הכנסה ('הרפורמה') אשר כלל שינויים מהותיים במס הכנסה על יחידים בישראל – הפחתה הדרגתית בשנים 2003 עד 2010 בשיעורי המס על עבודה יחד עם צמצום של הטבות המס הניתנות להכנסות מהון ומַעבר משיטת מס טריטוריאלית לשיטת מס פרסונאלית. בנוסף לרפורמה הוטל בשנת 2002, מס חלקי על שווי ההטבה הגלומה בשימוש פרטי בטלפונים סלולאריים, ובשנת 2003 צומצם הזיכוי ממס לתושבי אזורי פיתוח, בוטל הזיכוי לנכים זמניים ובגין הורים נטולי יכולת, הוטל מס על זכיות בהימורים, בהגרלות ובפרסים וצומצמו ההטבות במיסוי העקיף לעולים ולתושבים חוזרים. בשנת 2005 החל מהלך הדרגתי לצמצום הפטור על אביזרים לרכב (ABS וכריות אוויר), ובשנת 2008 – לצמצום ההטבה לבעלי רכב צמוד.

למרות השינוי לטובה שחל בשנת 2002, הניסיון הבין-לאומי והישראלי מלמד שקשה לבצע ביטול הטבות ולהתמיד בו, זאת כיוון שקבוצות לחץ העלולות להפסיד ממהלך זה חזקות דיין כדי לצמצם את ההפסד ואף להחזיר לעצמן את ההטבה שאבדה. לעומת זאת, לכלל הציבור הנפגע מההטבות המסוימות אין בדרך כלל שדולה או אמצעי לחץ.

בהקשר זה יש להזכיר שבמהלך שנת 2005 הורחבה רשימת היישובים הזכאים להטבות גיאוגרפיות; ניתן פחת מואץ של 100% להשקעות בענפי התעשייה, החקלאות והתיירות בתקופה שבין יולי 2005 עד דצמבר 2006; החל משנת 2006 נקבע הסדר מיסוי מיוחד ביחס לחברות החזקה ישראליות שישקיעו בחברות זרות ('פטור השתתפות'), לפיו משקיעי חוץ יהיו פטורים ממס על רווחי הון גם מחוץ לבורסה; תינתן חצי נקודת זיכוי במשך שלוש שנים למקבלי תואר B.A. או תעודת הוראה ושנתיים נוספות למקבלי תואר M.A; בשנת 2007 הוכפלה ההטבה למקבלי תואר B.A. לנקודת זיכוי; הוכפלה תקרת הזיכוי לתרומות מ-2 מיליון ש"ח ל-4 מיליון ש"ח והוארכה תקופת הזכאות לזיכוי נוסף לחיילים משוחררים מ-24 חודשים ל-36 חודשים; בשנת 2008 שוב הועלו שיעורי הפחת על השקעות בענפי התעשייה, החקלאות והתיירות בתקופה שבין יוני 2008 עד מאי 2009.

בחודש מאי 2009, החליטה הממשלה לבטל או לצמצם הטבות מס בהיקף כולל נטו של כ-2.6 מיליארד ש"ח. כמו כן, ביום 20 במאי 2009 פורסם תזכיר חוק המציע לארגן מחדש את ההטבות לנשים ולטיפול בילדים בגיל הרך. שינויים אלה טרם אושרו על ידי הכנסת. להלן רשימת השינויים המוצעים:

שינוי מוצע	השפעה על הכנסות ממסים (במיליוני ש"ח)
החלת מע"מ בשיעור מלא על צריכת פירות וירקות טריים	1,800
החלת מע"מ בשיעור מלא על תיירות נכנסת	500
העלאת שווי שימוש בטלפון סלולארי	200
הקטנת הזיכוי לבוגרי B.A לחצי נקודת זיכוי	50
ביטול שיעור המס המוגבל על ספורטאים ועיתונאים זרים	20

השוואה בין מדינות

כאמור, היקף הטבות המס בישראל עומד כ-4% תמ"ג בשנת 2010. שיעור זה אינו חריג בהשוואה בין מדינות. על פי נתונים המתייחסים לשנים 2003-2007, בקצה התחתון נמצאת הולנד עם היקף הטבות מס של כ-2% תמ"ג ובקצה העליון נמצאת בריטניה עם היקף הטבות מס של כ-12% תמ"ג.


היקף הטבות המס כאחוז מהתוצר
השוואה בין מדינות
בריטניה (2006)
סין (2003)
קנדה (2003)
ארה"ב (2007)
פינלנד (2004)
שוודיה (2006)
תורכיה (2003)
ישראל (2010)
אוסטרליה (2003)
קוריאה (2006)
הולנד (2006)
0%
2%
4%
6%
8%
10%
12%
14%
מקור: OECD, הבנק העולמי והכנסות המדינה

תחזית ההטבות במסים ישירים

בשנת 2010 יסתכמו הטבות במס הכנסה ובמסי נדל"ן ב-30.7 מיליארד ש"ח, לפי הפירוט הבא:

	במיליארדי ש"ח	**באחוזים** (מעוגל)
השקעות הון ותעשייה	5.2	17
שוק ההון	15.7	51
רווחה ופיזור אוכלוסייה	3.1	10
תחום המשפחה	1.6	5
טובות הנאה (Fringe Benefits)	1.0	3
מסי נדל"ן	3.1	10
הטבות שונות	1.0	4
סך הכול	**30.7**	**100**

הטבות להשקעות הון ולתעשייה

החוק לעידוד השקעות הון – אומדן הטבת המס מתבסס על ההפרש לשיעור מס של 24% על חברות רגילות, בשנת 2010.

חברה שיש בה השקעות חוץ נהנית משיעורי מס מופחתים של 10% עד 20%, בהתאם למשקלה של השקעת החוץ.

'המסלול החלופי' מאפשר לחברה שהיא בעלת מפעל מאושר לוותר על מענקים וליהנות משיעור מס אפס למשך שנתיים, שש או עשר שנים, בהתאם לאזור הפיתוח שבו ממוקם המפעל. הטבה זו היא למעשה דחיית מס – בעת חלוקת הרווח, ייגבה מס בשיעור של 25% (בתוספת מס על דיווידנד).

בשנת 2002, נהנו החברות מהטבה בפועל של כ-2,630 מיליון ש"ח. בשנת 2006 גדלה ההטבה ל-4,020 מיליון ש"ח. ההטבה ב-2010 נאמדת בכ-4,070 מיליון ש"ח. הורדת שיעור מס חברות מ-36% ב-2003 ל-24% ב-2010 הקטינה את ההטבה הגלומה בשיעורי מס נמוכים או בפטור. הפעילות המוטבת לעומת זאת גדלה מאוד, וייתכן כי הסיבה לכך היא בין השאר כתוצאה מתיקון 60 לחוק משנת 2005 שאפשר 'מסלול ירוק' להטבות מס למפעל מוטב.

	הטבה (במיליוני ש"ח)			
	2002	2006	2009	2010 *
כללי	140	80	0	0
משקיעי חוץ	700	1,000	400	370
מסלול חלופי	1,790	2,940	3,700	3,700
סך הכול	2,630	4,020	4,100	4,070

* הטבת מס לפי חוק עידוד השקעות הון היא ריכוזית ומושפעת מתנודתיות בהיקף הפעילות המוטבת של חברות בודדות. מסיבה זו, אומדן עלות ההטבה לשנת 2010 סובל מאי ודאות רבה.

מחקר ופיתוח, חיפושי נפט והפקת סרטים – הוצאות למטרות אלה מותרות בניכוי שוטף, אף שלמעשה אינן הוצאות שוטפות. אין אומדן להטבה זו.

זיכוי לעובדי משמרות – עובד במשמרת שנייה או שלישית בתעשייה זכאי לזיכוי מס בשיעור של 15% מהכנסתו, שנבעה מעבודה במשמרות, עד למכסימום של 835 ש"ח לחודש (נכון לשנת 2009). החל מיולי 1990 לא ניתן זיכוי להכנסה ממשמרות, שהיקפה – בצירוף להכנסה הרגילה – עולה על 9,510 ש"ח לחודש (נכון לשנת 2009).
ביום 15 באוגוסט 2004 החליטה הממשלה על ביטול הטבה זו החל משנת 2005, אך חזרה בה מאוחר יותר.

החוק לעידוד התעשייה (מסים) – החוק מאפשר לחברות תעשייתיות לנכות פחת בגין נכסי קניין רוחני והוצאות הנפקה ולהגיש דוחות מאוחדים לצורכי מס. אין אומדן כמותי להטבות אלה.

מס מוגבל על ריווחי הון מחוץ לבורסה – על ריווחי הון (החלק הריאלי) שצמחו החל משנת 2003 חל, לגבי חברות ויחידים, מס מוגבל של 25% (לגבי יחידים שאינם בעלי שליטה, שיעור זה פחת ל-20% בשנת 2006). על ריווחי הון שצמחו עד שנת 2002 חל מס שולי לגבי יחידים או מס חברות רגיל לגבי חברות. ההטבה היא ההפרש שבין שיעור המס השולי או שיעור מס חברות לפי העניין, לשיעור המס המוגבל. אומדן ההטבה בסעיף זה אינו כולל ריווחי הון בבורסה ושבח מקרקעין שאף הם זוכים לשיעור מס מוגבל (ראה להלן).

פחת מואץ – אין בנמצא אומדן כולל של עלות ההטבה הנובעת משיעורי פחת העולים על שיעורי הפחת הכלכלי. ההטבה המופיעה פה היא רק בגין העלאת שיעורי הפחת ל-50% על השקעות במכונות ובציוד שבוצעו בין 1 ביוני 2008 ל-31 במאי 2009.

פטור השתתפות – בשנת 2005 נקבע הסדר מיוחד ביחס לחברות החזקה ישראליות שישקיעו בחברות זרות. מטרת ההסדר היא לאפשר הקמה בישראל של מרכזי ניהול בין-לאומיים של תושבי חוץ. חברה שתעמוד במספר תנאים תיהנה מפטור ממס על דיבידנד שהיא תקבל מהחברה המוחזקת הזרה ומפטור ממס רווחי הון במכירת מניות של אותה חברה.

הטבות לשוק ההון

קופות גמל

קופות גמל הן מכשיר חיסכון לטווח ארוך. חיסכון זה זוכה להקלות מס הן בשלב ההפקדה, הן בשלב הצבירה והן בשלב המשיכה. הטבות המס ניתנות בצורת זיכוי או ניכוי לגבי תשלומי העובד השכיר או העצמאי, ואילו תשלומי המעביד מהווים הוצאה מוכרת למעביד אך הם אינם הכנסה חייבת בידי העובד. הסדרת פעילות קופות הגמל והיקף הטבות המס מעוגנים בפקודת מס הכנסה ובתקנות. בעיקר ניתן להזכיר בהקשר זה את הסעיפים 45א, 47, 3(3ה) ו-17(5א) לפקודה ואת תקנות מס הכנסה (כללים לאישור ולניהול קופות גמל). בשנים 2008-2003 חלו שינויי חקיקה תכופים שהגבירו את המורכבות ואת הסיבוך בתחום זה. כדי לסבר את האוזן, אם בשנת 1980 כל סעיפי הפקודה שהוזכרו לעיל נכנסו בעמוד אחד, כיום סעיפים אלה מתפרסים על פני שמונה עמודים בפקודה ואילו התקנות גדלו מכ-30 עמודים בשנת 1980 לכ-120 עמודים כיום.

להלן השינויים העיקריים שהשפיעו על הטבות המס לקופות גמל: במסגרת הרפורמה במס הכנסה של שנת 2003, הוחלט על מיסוי מרכיב התשואה הריאלית בקופות גמל לתגמולים. המס יוטל על התשואה שנצברה על הפקדות החל מ-1 בינואר 2003 בלבד. עם זאת, רווחים שמשך עמית בהגיעו לגיל 60 ומקורם בהפקדה שהייתה זכאית להטבת מס וחלפו 15 שנים ממועד ההפקדה הראשונה, יהיו פטורים ממס.

בחודש אפריל 2004 התקבל חוק הפיקוח על עסקי ביטוח (תיקון מס' 12), התשס"ד-2004 (ס"ח 1936 מיום 4 באפריל 2004, עמוד' 370). במקביל בוצע תיקון עקיף בפקודת מס הכנסה (תיקון 138) בנושאים הקשורים להטבות מס ביחס להפרשות לקופות גמל וקרנות פנסיה. על פי תיקון זה, החל משנת 2005 הופחתה התקרה המזכה מ-9,900 ש"ח לחודש ל-7,100 ש"ח לחודש והועלה שיעור הפרשת העובד לקופת גמל מ-5% ל-7%. כמו כן נקבעה תקרה אחת כוללת למסלול הוני ולמסלול קצבתי (ארבע פעמים השכר הממוצע במשק), כך שלא ניתן עוד ליהנות משתי התקרות בנפרד.

החל משנת 2006, הותנתה הפקדה בקופת גמל לתגמולים בהפקדה מינימאלית בקופת גמל לקצבה לגבי הפקדה של עמית עצמאי שנולד בשנת 1961 ואילך, וכן נקבע כי עמית עצמאי במסלול התגמולים לא יוכל למשוך כספים אלא בהגיעו לגיל 60 ולאחר חמש שנים לפחות ממועד ההפקדה הראשונה. הכללים הנ"ל חלים על ההפקדות מ-1 בינואר 2006.

נוסף על כך, ב-23 בינואר 2008 אישרה הכנסת את תיקון 3 לחוק הפיקוח על שירותים פיננסיים (קופות גמל). בין השאר ביטל התיקון את האפשרות להפקיד כספים בקופות הוניות וקבע שיעור זיכוי אחיד של 35% לכל המכשירים הפנסיוניים.

כיוון שאין בנמצא מידע מלא על פעילות של כל עובד ועובד בחשבון קופות הגמל שלו, אין באפשרותנו לחשב במדויק את הטבות המס בגין הפעילות בקופות גמל. החישוב של הטבות המס להפקדות בקופות גמל המובא להלן הוא לכן קירוב ויש להתייחס אליו בהתאם.

הטבות המס לקרנות השתלמות מוצגות בסעיף נפרד.

החישוב כולל חמישה שלבים:

שלב א -- סך ההפקדות במכשירים העשויים ליהנות מהטבות מס בשנת 2008 (השנה האחרונה שלגביה קיימים נתונים):

הפקדה	מיליארדי ש"ח
פרמיות לביטוח מנהלים	10.5
פרמיות לביטוח אובדן כושר עבודה	1.5
דמי גמולים בקרנות פנסיה	13.2
הפקדות בקופות גמל לתגמולים ולפיצויים	7.9
סך הכול הפקדות	33.1

שלב ב – אומדן ההפקדות בשנת 2010. על פי התחזית, יגדלו סך תשלומי השכר בכ-5% משנת 2008 לשנת 2010, כך שבהנחה של אי שינוי התנהגות, יסתכמו ההפקדות בקופות גמל הנהנות מהטבות מס (פרט לקרנות השתלמות כאמור) בכ-34.8 מיליארד ש"ח. במהלך עסקים רגיל, הנחה של אי שינוי התנהגות היא סבירה, אך בינתיים נכנסו לתוקף שינויים רבים בתחום קופות הגמל אשר השפעתם על התנהגות המפקידים אינה ידועה, ולכן יש לתת לתחזית ההטבה בסעיף זה ערך אינדוקטיבי בלבד.

שלב ג – הפקדות הנהנות בפועל מהטבות המס. בהיעדר נתון מדויק, הונח ש-10% מההפקדות עוברות את התקרות המותרות ואינן זוכות בהטבות מס. לכן מתוך סך הפקדות של 34.8 מיליארד ש"ח, כ-31.3 מיליארד ש"ח יזכו בהטבות מס בשנת הכספים 2010.

שלב ד – שיעור ההטבה. כאמור, חלק מההפקדות זוכות בניכוי (או בפטור הדומה לניכוי) וחלק מזיכוי של 35%. בשנת 2010, שיעור המס השולי המשוקלל יעמוד על כ-26%, כך ששיעור ההטבה הממוצע יהיה כ-28%.

שלב ה – הטבת מס. ממכפלה של הפקדה של 31.3 מיליארד ש"ח, הנהנית מהטבת מס, ומשיעור הטבה ממוצע של 28%, מתקבלת הטבת מס של כ-8.8 מיליארד ש"ח בשנת הכספים 2010.

קרנות השתלמות

קרן השתלמות היא סוג של קופת גמל. בתחילת דרכה, בשנת 1978, הקרן נועדה לעידוד השתלמויות. עם הזמן הזיקה להשתלמות התרופפה וכספים שנצברו בקרן השתלמות ניתנים היום למשיכה בחלוף שש שנים בלבד ממועד ההפקדה הראשוני. קרן ההשתלמות נותרה אפיק החיסכון היחיד אשר מעניק הטבות מס ואינו חיסכון לגיל פרישה.

הפרשת המעביד לקרן השתלמות בשיעור שאינו עולה על 7.5% (או 8.4% לעובדי הוראה) מהמשכורת הקובעת, פטורה ממס הכנסה, מדמי ביטוח לאומי וממס בריאות בידי העובד – עד למשכורת מרבית של 15,712 ש"ח (נכון לשנת 2009). התקרה היא כפול מתקרת השכר לעניין תוספת יוקר. כדי לזכות בהטבה זו, חייב העובד בהפקדה השווה לשליש הפקדת המעביד.

החל משנת 1996 הורחבה ההטבה לאוכלוסיית העצמאים. עצמאי שמפריש לקרן השתלמות עד 7% מהכנסתו מעסק או ממשלח יד (עד תִקרה) זכאי לניכוי בשיעור שאינו עולה על 4.5%. תקרת ההטבה של עצמאי גבוהה מזו של העובד השכיר – כ-19,500 ש"ח לחודש לעומת 15,712 ש"ח כאמור. התקרה לעצמאי שהוא גם שכיר היא 19,500 ש"ח בניכוי השכר שבגינו הפריש מעבידו. התקרה לעצמאי צמודה למדד המחירים לצרכן. יש לציין ששכיר אינו יכול להפקיד לקרן השתלמות לעצמאיים בגין הכנסת עבודה, אשר בשלה לא הפקיד עבורו המעביד בקרן השתלמות.

פרט להטבת מס במועד ההפקדה, הריבית והרווחים הנובעים מההפקדות עד התקרה (כולל הפקדת העובד) פטורים ממס. החל משנת 2003 רווחים שנצברו על הפקדות שבוצעו החל מהמועד האמור, חייבים בשיעור של 15% (20% החל מ-2006), לגבי חלק ההפקדות העולות על תקרת ההטבה.

עלות ההטבה – בעת ההפקדה – על פי האומדן לשנת הכספים 2010, תסתכם ההטבה בכ-3.2 מיליארד ש"ח, לפי הפירוט הבא: 2.2 מיליארד ש"ח במס הכנסה ו-1.0 מיליארד ש"ח בביטוח לאומי (כולל חלק המעסיק) ובמס בריאות. יש לציין שההפחתה המתוכננת בשיעורי המס בשנים 2011-2016 תקטין את עלות ההטבה, אך ייתכן גידול בזכאים לקרן השתלמות או גידול בשכר המהווה בסיס לקרן השתלמות שיפעלו לגידול בעלות ההטבה.

בעת הצבירה, עלות אי הטלת מס של 20% על התשואה הריאלית מסתכמת בכ-0.5 מיליארד ש"ח.

הנהנים מההטבה – מכלל אוכלוסיית השכירים (כולל מנהלי חברות ולא כולל פנסיונרים), רק 37% נהנים מההטבה. שיעור הנהנים עולה עם ההכנסה החייבת, עד 81% בעשירון העליון, כך שההטבה היא רגרסיבית.

עשירון	שיעור ההפרשה לקרנות בקרב קבוצות האוכלוסייה
1	4%
2	8%
3	13%
4	18%
5	26%
6	35%
7	46%
8	61%
9	75%
10	81%
סך הכול בקרב כלל האוכלוסייה	**37%**

הפקדות וסך הנכסים בקרנות השתלמות – נכון לסוף שנת 2006, 120 קרנות השתלמות ניהלו סך נכסים של כ-80 מיליארד ש"ח, שהם 4.3% מסך הנכסים הפיננסיים בידי הציבור. סך ההפקדות בשנת 2008 הסתכמו ב-12.9 מיליארד ש"ח, שהם כ-67% מסך ההפקדות בקופות גמל.

כאמור, בראשית דרכן קרנות ההשתלמות נועדו לשבח את ההון האנושי של העובד. אולם כיום קרנות ההשתלמות אינן משמשות ליעד שלשמן הן הוקמו. הפקדת המעביד היא תשלום שכר פטור ממס. כיוון שרק חלק מהעובדים במשק נהנים מהפקדות המעביד לקרנות השתלמות, הדבר יוצר אפליה בין עובד ועובד, תוך עיוות מערכת המס. בנוסף, עלות הפטור מחייבת הכבדת נטל המס הכולל על כלל האוכלוסייה.

הכנסות מריבית

עד שנת 2002 ובשנה זו, אומדן ההטבה בסעיף הכנסות מריבית הביא בחשבון את הפטור על הכנסות מריבית באפיקים צמודים וכן את הפטור על הרכיב הריאלי בהכנסות מריבית על אפיקים לא צמודים. החל משנת 2003, הריבית הריאלית באפיקי חיסכון צמודים חייבת במס בשיעור מוגבל של 15%, ואילו באפיקים לא צמודים, הריבית הנומינלית חייבת במס בשיעור מוגבל של 10%. החל משנת 2006 שיעורים אלו הועלו ל-20% ול-15%, בהתאמה. ההטבה היא ההפרש בין שיעור המס המוגבל לשיעור המס השולי של מקבלי ההכנסות מריבית. האומדן אינו כולל את הפטור על הריבית על פיקדונות תושבי חוץ בבנקים ישראליים ואת הפטור על פיקדונות במט"ח של עולים חדשים.

רווחי הון בבורסה

רווחי הון בבורסה משתנים במידה רבה משנה לשנה. אומדן ההטבה בסעיף זה מבוסס, לפיכך, על ההנחה כי התשואה ההונית הריאלית, שהציבור משיג מהשקעתו במניות (ללא דיבידנדים החייבים במס) מגיעה לשיעור שנתי ממוצע של כ-8% לגבי הציבור בעלי העניין ושל כ-4% לגבי הציבור הרחב שאינו בעל עניין.

עד לשנת 1991, נישומים שפרק ב' ל'חוק התיאומים' חל עליהם (בעיקר חברות ויחידים החייבים לנהל פנקסים לפי שיטת החשבונאות הכפולה), היו חייבים רק במס חלקי על רווחיהם הריאליים בבורסה. החל משנת 1992 חויבו נישומים אלה, שאינם בעלי שליטה (הכוונה לנישומים שמניותיהם מקנות להם פחות מ-10% מזכויות ההצבעה בחברה), במס מלא. מצבם של נישומים בעלי שליטה, לעומת זאת, לא השתנה עד שנת 1998, אך החל משנת 1999 גם נישומים אלה חייבים במס.

עד שנת 2003, 'הציבור הרחב' (נישומים שפרק ב' ל'חוק התיאומים' לא חל עליהם, לא כולל ממשלה, הציבור הזר וקופות הגמל המחזיקים ניירות ערך), לא חויב במס על רווחי הון בבורסה. החל משנה זו, במסגרת הרפורמה, הרכיב הריאלי של רווחי הון אלה חויבו בשיעור מס מוגבל של 15%. שנת 2003 הייתה שנת מעבר, ובמקום המס על הרווח הריאלי, הוטל בה מס מחזור של 0.5% במחצית הראשונה של השנה ו-1% במחצית השנייה של השנה. בשנת 2006 עלה שיעור המס ל-20% ול-25% לגבי ניירות ערך בידי יחידים בעלי שליטה. ההטבה בסעיף זה היא ההפרש בין שיעור המס המוגבל לשיעור המס השולי של בעלי הכנסות מרווחי הון בבורסה.

חלוקת אופציות לעובדים

על פי סעיף 102 לפקודת מס הכנסה, ניתן לדחות את מועד אירוע המס לאחר מתן האופציות לעובד. במסלול הרגיל, ישלם העובד מס על פי שיעור המס השולי וההכנסה תיחשב כהוצאה המותרת בניכוי בידי המעביד. ואולם קיים גם 'מסלול רווח הון' שבו העובד משלם מס בשיעור 25%, אך המעביד אינו רשאי לנכות את ההוצאה לצורכי מס. אין בידינו אומדן של ההטבה הגלומה בחלוקת אופציות לעובדים.

רווחה ופיזור אוכלוסייה

פטור ממס הכנסה למלכ"ר

מלכ"רים פטורים ממס על הכנסותיהם שלא מעסק. אין נתונים על היקף ההטבה.

פטור על קצבאות משרד הביטחון

פטור על תגמולים ישירים, הניתנים מטעם אגף השיקום במשרד הביטחון למשפחות שכולות, לאלמנות ולנכים (למעט רכב, דיור ושיקום).

פטור לקצבאות הביטוח הלאומי

קצבאות ילדים – הפטור חושב בהנחה שכל הקצבה תמוּסָה בידי ראש המשפחה. בשנת 2010 חל גידול בהטבה בעקבות גידול בקצבאות לילד השני, השלישי והרביעי.

קצבאות זקנה ושאירים – הפטור על קצבאות אלה אמור היה להתבטל בספטמבר 1991, על פי החלטת הממשלה, אך היא חזרה בה כך שהפטור עומד בעינו.

קצבאות אחרות – פטור על קצבאות בגין נכות כללית, פעולות איבה, ניידות ומענק לידה. לעומת זאת, דמי אבטלה, דמי פגיעה בעבודה, דמי לידה ותשלומים למשרתים במילואים חייבים במס.

זיכוי לעולים חדשים – עולים חדשים זכאים ל-3 נקודות זיכוי נוספות ב-18 החודשים הראשונים לעלייתם ארצה, ל-2 נקודות זיכוי בשנה שלאחר מכן ולנקודת זיכוי אחת בשנה שלאחריה. אומדן העלות המוצג כאן מתייחס להטבה זו בלבד. נוסף על כך, עולים זכאים לשורה של הקלות שאין לגביהן אומדן עלות: פטור ל-5 שנים על הכנסות פסיביות שמקורן בנכס בחו"ל שהיה בבעלות העולה לפני היותו תושב ישראל; פטור ל-20 שנה על הכנסות מריבית מפיקדון במט"ח בבנק ישראלי; פטור ל-10 שנים על רווחי הון ממכירת נכס בחו"ל שהיה בבעלות העולה לפני היותו תושב

ישראל; פטור ל-4 שנים על הכנסה עסקית מחו"ל בתנאי שהעסק היה בבעלות העולה חמש שנים לפני היותו תושב ישראל; פטור על פנסיות מחו"ל בתנאים מסוימים.

זיכוי בשל החזקת קרוב במוסד – עד ליולי 1990 ניתן זיכוי (בשיעור שבין 25%-35%) על הוצאות רפואיות, בגבולות מסוימים. מאז ניתן הזיכוי רק להוצאות בשל אחזקת קרוב במוסד, בשיעור של 35% מההוצאה העולה על 12.5% מההכנסה החייבת.

זיכוי להורה שילדו נטול יכולת – עד שנת 2002, נישום שטיפל בהורה, בבן זוג או בילד, נטולי יכולת, היה זכאי ל-2 נקודות זיכוי, בתנאי שלא ביקש זיכוי בשל הוצאות רפואיות בגין אותו בן משפחה נטול יכולת. החל משנת 2003, ההטבה ניתנת רק להורה שיש לו ילד נטול יכולת.

זיכוי בשל תרומות – 35% זיכוי ליחיד מסכום התרומה (לגבי חברות שיעור הזיכוי היה 35% עד שנת 2005 ומשנת 2006 הזיכוי יהיה שיעור מס חברות בשנת מתן התרומה), עד לתִקרה של 30% מההכנסה החייבת או עד ל-480,000 ש"ח לשנה (נכון לשנת 2000), הנמוך מבין שניהם. בשנת 2001 הועלתה (רטרואקטיבית משנת 2000) התקרה ל-2 מיליון ש"ח וניתנה אפשרות לפרוס תרומות העולות על תקרה זו לשלוש שנים קדימה. בשנת 2007 הועלתה התקרה ל-4 מיליון ש"ח.

עיוורים ונכים – פטור על הכנסה מיגיעה אישית של עיוורים ונכים עד 45,500 ש"ח לחודש, או על הכנסות אחרות עד 5,450 ש"ח לחודש (נכון לשנת 2009). בסעיף זה היו כלולים, עד חודש יוני 2003, גם בעלי נכות זמנית, כתוצאה ממחלות קשות. החל מיולי 2003, ההטבה מוענקת רק לנישומים עם נכות לתקופה של מעל לשנה. נכים בעלי נכות לתקופה של בין חצי שנה לשנה מקבלים הטבה מוקטנת.

זיכוי לתושבים באזורי פיתוח – ההנחה ממס ניתנת למתגוררים ביישובי פיתוח, שהוגדרו לצורך זה. הזיכוי הוא בשיעורים של 13% עד 25%, בהגבלה של תִקרה. רשימת היישובים הזכאים צומצמה החל מיולי 2003 וההטבה קטנה מכ-1.5 מיליארד ש"ח לכ-0.6 מיליארד ש"ח. במהלך שנת 2005 הורחבה רשימת הישובים הזכאים.

יש לציין שהפטור ממע"מ באילת אינו נכלל בסעיף זה, אלא בהטבות במסים עקיפים, בהמשך הפרק.

זיכוי למעבידים באילת – כדי להוזיל את עלות העבודה באילת, ניתן למעסיקים זיכוי בשיעור של 20% מההכנסה החייבת של עובדיהם עד לתִקרת המס שנוּכּה משכר עובדים אלה. החל משנת 2003, הטבה זו לא ניתנת בשל העסקת קרוב או בעל שליטה בחברה המעבידה.

החל משנת 2006 הוגבל הזיכוי למס הכנסה שנוכה מכל עובד בנפרד.

הטבות למשפחה

זיכוי למשפחות חד-הוריות ולגרושים – נקודת זיכוי אחת ניתנת לראש משפחה חד-הורית (נוסף לנקודת זיכוי אחת בגין כל ילד) ולגרוש המשתתף בכלכלת ילדיו הנמצאים אצל בן הזוג.

חצי נקודת זיכוי לנשים – נשים, בחישוב שומה נפרד, זכאיות לחצי נקודת זיכוי נוספת; נשים בחישוב מאוחד זכאיות לאותה הטבה, בתנאי שהן "בן הזוג הרשום". מוצע לבטל הטבה זו החל משנת 2010 ובתמורה להגדיל את הזיכוי בשל ילדים.

זיכוי בשל ילדים לאִמהות עובדות – אישה עובדת, בחישוב שומה נפרד, הייתה זכאית, עד ליולי 1990, לנקודת זיכוי אחת בשל כל אחד מילדיה, שלא מלאו לו עדיין 18 שנה. מאז יולי 1990 ועד שנת המס 1995, ניתנה נקודת זיכוי אחת בגין כל ילד אי-זוגי בלבד, בעוד שאֵם או אב חד-הוריים המשיכו ליהנות מנקודת זיכוי מלאה עבור כל ילד. החל משנת המס 1996 שוב נִתנה לכל אישה, בחישוב שומה נפרד, נקודת זיכוי אחת בגין כל ילד, למעט ילדים בשנת הולדתם הראשונה ובשנה שמלאו להם 18, אשר בגינם ניתנת חצי נקודה זיכוי בלבד. זוג, בחישוב שומה מאוחד, זכאי לרבע נקודת זיכוי בשל ילדיו שלא מלאו להם 18 שנה. החל משנת 2010, מוצע לילדים עד גיל 8 להגדיל את הזיכוי לשתי נקודות כדי להתחשב בהוצאות ההשגחה.

זיכוי בגין בן זוג לא עובד – עד שנת 2004, אדם שכלכלת בן זוגו הייתה מוטלת עליו היה זכאי לנקודת זיכוי אחת, פרט לאישה שדרשה נקודות זיכוי בגין ילדיה, שהייתה זכאית לחצי נקודת זיכוי בלבד כאשר כלכלת בן זוגה הייתה מוטלת עליה.

החל משנת 2005, בוטלה הטבה זו, למעט במקרים שבהם הנישום או בן זוגו הם נכים או הגיעו לגיל פרישה.

הטבות שונות במס הכנסה

פטור על הכנסות מהימורים, הגרלות ופרסים – עד יולי 2003, הכנסה מהימורים, מהגרלות ומפרסים הייתה פטורה ממס. ביולי 1996 החליטה הממשלה להטיל מס על הכנסות העולות על 1,000 ש"ח שנתקבלו מהימורים והגרלות, אך החלטה זו לא מומשה בפועל. החל מיולי 2003, כל זכייה העולה על 70,000 ש"ח (סכום זה הופחת ל-50,000 ש"ח בשנת 2005), חייבת ב-25% מס.

פטור משכר דירה — שכר דירה מהשכרת דירת מגורים פטור ממס עד לסכום חודשי של 7,390 ש"ח (נכון לשנת 2004). בשנת 2005 ובשנת 2006 קטן סכום זה ל-5,540 ש"ח ול-3,695 ש"ח, בהתאמה ובשנת 2007 הועלה הסכום ל-4,200 ש"ח (סכום זה עודכן ל-4,510 ש"ח בשנת 2009). מעל לסכום זה פוחת הפטור שקל כנגד שקל.

עידוד בניית דירות להשכרה – חברה שיש בבעלותה בניין שבנייתו הסתיימה בשנת 2007 ואילך ואשר 70% מדירותיו מושכרות למגורים עשר שנים רצופות, זכאית לשיעור פחת של 20% על הבניין וזכאית לקזז הפסד מהבניין בשל פחת כנגד כל הכנסה. כמו כן, החברה פטורה ממס שבח על מכירת הבניין בתנאי שהקונה ימשיך להשכיר את הדירות כך שתקופת ההשכרה הכוללת תהיה 25 שנים רצופות. עלות ההטבה נאמדת בכ-10 מיליון ש"ח בשנת 2008 ובכ-100 מיליון ש"ח בטווח הארוך.

זיכוי לחיילים משוחררים – החל משנת 2000 חיילים ומתנדבים בשירות לאומי ששירתו 24 חודשים לפחות זכאים לשתי נקודות זיכוי נוספות לתקופה של שנתיים מיום שחרורם (תקופה זו הוארכה לשלוש שנים החל משנת 2007). מי ששירת בין 12 ל-24 חודשים זכאי לנקודת זיכוי אחת.

סטודנטים – החל משנת 2005 ניתנת חצי נקודת זיכוי במשך שלוש שנים למקבלי תואר ראשון או תעודת הוראה (לרבות לימודי מקצוע בהיקף של 1,700 שעות אקדמיות) ולמשך שנתיים נוספות למקבלי תואר ראשון, אשר סיימו את לימודיהם בשנת 2005 ואילך. החל משנת 2008 הוכפלה ההטבה למקבלי תואר שני ותעודת הוראה, אשר סיימו את לימודיהם בשנת 2007 ואילך, לנקודת זיכוי שלמה. החל משנת 2010, מוצע לצמצם את ההטבה למקבלי תואר ראשון בחזרה לחצי נקודת זיכוי.

ספורטאים ועיתונאים זרים – אלה זכאים, במשך שלוש השנים הראשונות לשהותם בארץ, לנכות מהכנסתם החייבת את דמי השכירות ואת הוצאות האירוח ששילמו בישראל. על הכנסתם לאחר ניכויים אלה, עליהם לשלם מס בשיעור של 25% בלבד. מוצע לבטל את הזכאות לשיעור מס מופחת החל משנת 2010.

קרנות וגופים מוטבים

גופים שונים נהנים מהטבות מס. אין בידנו אומדן עלות הטבות אלו.

קרן קיסריה אדמונד בינימין דה רוטשילד — הקרן, המפתחת את אדמות קיסריה, פטורה ממס הכנסה וממס שבח.

האקדמיה הלאומית הישראלית למדעים — על פי סעיף 8 לחוק באותו שם, פטורה האקדמיה מכל מס.

קרן וולף — על פי סעיף 4 לחוק באותו שם, פטורה הקרן מכל מס.

קרן המדע הדו-לאומית של ארה"ב וישראל — הקרן פטורה ממס שבח, ממס רכישה וממס מעסיקים. שתי קרנות דו-לאומיות ארה"ב-ישראל נוספות (למו"פ תעשייתי ולמו"פ חקלאי) נהנות מאותן ההטבות.

טובות הנאה (Fringe Benefits)

טובות הנאה הן תמורות לא כספיות שמעסיק מעניק לעובדיו, כגון העמדת דירת מגורים, רכב צמוד או טלפון סלולארי, או הלוואה בריבית מסובסדת. פטור או מיסוי חלקי של טובות הנאה ייחשבו כהטבת מס.

רכב צמוד – על פי תחשיב שנעשה ברשות המסים בשנת 2007, בעלי רכב צמוד נהנו אז מהטבת מס של כ-2.5 מיליארד ש"ח. לדוגמה, בשנת 2007, בעלי רכב צמוד מקבוצה 2 (כגון מזדה 3 או פורד פוקוס) התחייבו במס על הכנסה זקופה של 1,330 ש"ח לחודש בלבד, בעוד ש'הנאתם' משימוש פרטי ברכב נאמדה ב-2,700 ש"ח עד 3,000 ש"ח לחודש. על פי פשרה שהתקבלה בוועדת הכספים של הכנסת, זקיפת ההכנסה בגין רכב צמוד עלתה בשנת 2008 (ל-1,570 ש"ח לחודש

לרכב מקבוצה 2) והיא תעלה בהדרגה גם בשנים 2011-2009 (עד לכ-2,500 ש"ח לחודש לרכב מקבוצה 2). בכך צומצמה הטבת המס בסעיף זה ל-2.1 מיליארד ש"ח בשנת 2008, ל-1.6 מיליארד ש"ח בשנת 2009, והיא תצומצם עוד ל-1.0 מיליארד ש"ח בשנת 2010 ול-0.3 מיליארד ש"ח החל משנת 2011.

טלפונים סלולאריים – עובד שמעסיקו העמיד לרשותו טלפון סלולארי חייב בתשלום מס נוסף על הכנסה זקופה בגובה של 50% מחשבון ההוצאות, אך לא יותר מ-95 ש"ח לחודש, נכון לשנת 2009. מוצע לעלות סכום זה ל-150 ש"ח לחודש החל משנת 2010 ובכך לצמצם את ההטבה.

הטבות במסי נדל"ן

הטבות במס רכישה

מס רכישה מופחת לנכה, נִפגע, בן משפחה של נִסְפֶּה, עולה חדש (עד תִקרה שנקבעה). גם במכירה ללא תמורה, מיחיד לקרובו, ניתנת הנחה של שני שלישים לעומת השיעור הרגיל. העקבות הקטנת שיעורי מס הרכישה בשנים 2008-2007, הטבות אלו זניחות.

הטבות במס שבח

הטבות במס שבח לדירות מגורים – לפי חוק מס שבח, רשאי בעל דירת מגורים אחת למכור אותה אחת ל-18 חודשים בפטור מלא ממס שבח. מי שברשותו יותר מדירת מגורים אחת, רשאי למכור, בפטור ממס, דירת מגורים אחת, פעם בארבע שנים.

הטבות במס שבח לנכסים היסטוריים – נכסים שנרכשו עד 1960 חייבים בעת מכירתם במס שבח מוגבל, בין 12% ל-24% בלבד. החל משנת 2005 תצומצם הטבה זו בהדרגה לגבי חברות ולגבי יחידים שקיבלו את הזכות במקרקעין בפירוק חברה. יחידים ואחרים (כגון אגודות שיתופיות) ממשיכים ליהנות מההטבה.

מס מוגבל ל-20% על שבח מקרקעין – על השבח (החלק הריאלי) שצמח החל משנת 2002 חל מס מוגבל של 25% (שיעור זה הופחת ל-20% החל משנת 2007). ההטבה היא ההפרש בין שיעור המס השולי (או שיעור מס חברות לגבי חברות) לשיעור המס המוגבל.

הטבות נוספות במיסי נדל"ן — קיימות הטבות מס נוספות לקרנות ריט — קרנות סחירות המשקיעות בנדל"ן מניב באמצעות הבורסה, לפרויקטים של פינוי-בינוי ולעסקות של שחלוף נכסים. אין בידנו אומדן להטבות אלו.

תחזית ההטבות במסים עקיפים

בשנת 2010 יסתכמו הטבות המס באגף המכס והמע"מ ב-1.3 מיליארד ש"ח : 0.8 מיליארד ש"ח במכס ובמס קנייה ו-0.5 מיליארד ש"ח במע"מ. ההטבות במע"מ היו, על פי האומדן, כ-3.2 מיליארד ש"ח.

מכס ומס קניה

עולים חדשים – עד לשנת 2004 עולה חדש שילם מס מופחת בשיעור של 25% + מע"מ בעת רכישת רכב בנפח מנוע של עד 1750סמ"ק ו-50% + מע"מ בעת רכישת רכב בנפח מנוע גדול יותר (זאת בהשוואה לשיעור המס הכללי של 95% עד 109%). החל משנת 2005 שיעור המס הוא 50% + מע"מ, ללא הבדל נפח מנוע.

כמו כן בוטל, החל משנת 2005, הפטור ממע"מ שניתן לעולים ותושבים חוזרים בעת רכישת רהיטים שיוצרו בישראל.

תושבים חוזרים – עד שנת 2004, תושבים חוזרים ששהו מעל לשנתיים בחו"ל זכו להטבות במכס ובמס קנייה. משנת 2005, הטבות אלו יינתנו רק לשוהים בחו"ל מעל 6 שנים.

תיירים – ישראלים מעל גיל שנתיים החוזרים מחו"ל, פטורים ממכס וממס קניה על סחורה שהביאו עימם לצריכה עצמית, בשווי של עד 200 דולר. בנוסף לכך, נכנס מעל לגיל 17 זכאי לייבא כמות מוגבלת של אלכוהול וסיגריות. עיקר ההטבה היא בגין יבוא סיגריות והחל משנת 2010 מוצע לצמצם יבוא זה משתי חבילות לחבילה אחת.

חלקים לרכב – רכב המצויד בכריות אוויר,במערכת ABS או במערכת יציבות ESP נהנה מזיכוי במס קנייה, עד תיקרה. עלות הטבה זו תקטן בשנים הבאות כתוצאה מצמצום הדרגתי בתקרת הפטור.

פטור מותנה למוניות – כלי רכב המשמשים כמוניות פטורים ממכס וממס קניה.

פטורים מותנים אחרים – ניתנים במכס ובמס קניה, במקרים כגון פטור למוסדות להשכלה גבוהה על ייבוא חומר מדעי וחינוכי, פטורים על פי אמנות בינלאומיות או פטור למוסדות בריאות.

מס ערך מוסף

מע"מ בשיעור אפס חל על צריכת פירות וירקות טריים וכן על צריכה של תיירים זרים בבתי מלון (וכן ברכישת שירותים ומוצרים נוספים על-ידי תיירים זרים). מוצע לבטל הטבות אלה.

גם הצריכה באזור אילת (פרט לצריכת מוצרים בני קיימא וסיגריות) פטורה ממע"מ. על פי החלטת הממשלה מה-15.8.04 פטור זה היה צריך להתבטל החל משנת 2005, אלא שהחלטה זו לא אושרה על ידי הכנסת.

הטבות מס באגרות

החל משנת 1994 מוטלת אגרה על המשתמשים האזרחיים בתדרים לשידור, ובשנת 1995 הורחבה תחולתה לחברות הטלוויזיה בכבלים. מערכת הביטחון (כולל המשטרה), שהיא המשתמשת העיקרית בתדרים, ממשיכה ליהנות מפטור.

לוח 1
אומדן הטבות המס לשנת הכספים 2009
(במיליוני ש"ח)

סך הכול	**34,600**		
מסים ישירים	**31,160**		
הטבות לגורמי ייצור	**5,250**		
החוק לעידוד השקעות הון		4,100	
— כללי			0
— משקיעי חוץ			400
— מסלול חלופי			3,700
מחקר ופיתוח , חיפושי נפט וסרטים		—	
זיכוי לעובדי משמרות		150	
החוק לעידוד התעשייה		—	
מס מוגבל על רווחי הון (לא כולל בורסה)		200	
פחת מואץ		800	
פטור השתתפות		—	
הטבות לשוק ההון	**15,300**		
קופות גמל, נטו		7,300	
— הטבות בעת ההפקדה			9,900
— בניכוי מיסוי בעת המשיכה			1,700-
קרנות השתלמות		2,200	
הכנסה מריבית על אפיקים צמודים		3,800	
הכנסה מריבית על אפיקים לא צמודים (החלק הריאלי)		500	
רווחי הון בבורסה		1,500	
חלוקת אופציות לעובדים		—	
רווחה ופיזור אוכלוסייה	**3,020**		
פטור ממס הכנסה למלכ"ר		—	
פטור לקצבאות משרד הביטחון		430	
פטור לקצבאות הביטוח הלאומי		1,500	
— קצבאות ילדים			820
— קצבאות זקנה ושארים			430
— קצבאות אחרות			50

אומדן הטבות המס לשנת הכספים 2009 (המשך)

סך הכול	**34,600**	
זיכוי לעולים חדשים		30
זיכוי בשל החזקת קרוב במוסד		30
זיכוי להורה שילדו נטול יכולת		30
זיכוי בשל תרומות		170
הטבות לעיוורים ולנכים		200
זיכוי לתושבים באזורי פיתוח		750
זיכוי למעבידים באילת		80
הטבות למשפחה (פרט לפטור על קצבאות ילדים)	**1,950**	
זיכוי למשפחות חד -הוריות		80
חצי נקודת זיכוי לנשים		660
זיכוי בגין ילדים (לרבות במשפחות חד-הוריות)		1,180
זיכוי בגין בן זוג לא עובד		30
הטבות שונות במס הכנסה	**980**	
הכנסות מהימורים		300
פטור להשכרת דירות מגורים		430
עידוד בניית דירות להשכרה		10
חיילים משוחררים		70
סטודנטים		150
ספורטאים ועיתונאים זרים		20
קרנות וגופים מוטבים	**–**	
קרן קיסריה		
האקדמיה הלאומית הישראלית למדעים		
קרן וולף		
קרן המדע הדו-לאומית של ארה"ב וישראל		
טובות הנאה (Fringe Benefits)	**1,820**	
רכב צמוד		1,620
טלפון סלולארי		200
הטבות במסי נדל"ן	**2,840**	
הנחות במס רכישה		0

אומדן הטבות המס לשנת הכספים 2009 (המשך)

סך הכול	**34,600**	
פטור ממס שבח לדירת מגורים		2,200
מס שבח מוגבל לנכסים היסטוריים		340
מס שבח מוגבל ל-20%		300
הטבות נוספות — קרנות ריט, פינוי-בינוי ושחלוף		—
מסים עקיפים	**3,340**	
מכס ומס קנייה	**940**	
עולים חדשים		40
תושבים חוזרים		10
תיירים ישראלים		500
חלקים לרכב (כריות אוויר,ABS ו-ESP)		190
פטור מותנה למוניות		170
פטורים מותנים אחרים		30
מס ערך מוסף	**2,400**	
פירות וירקות		1,200
שירותי תיירות		700
חוק אילת		500
אגרות	**100**	

מקור: מינהל הכנסות המדינה

הטבות מס שרשום בהן הסימן '–', אין לגביהן אומדן עלות מפאת חוסר בבסיסי נתונים או קושי מובנה ביצירת אומדן להטבות המס.

לוח 1
אומדן הטבות המס לשנת הכספים 2010
(במיליוני ש"ח)

סך הכול	**32,100**		
מסים ישירים	**30,690**		
הטבות לגורמי ייצור	**5,210**		
החוק לעידוד השקעות הון		4,070	
כללי			0
משקיעי חוץ			370
מסלול חלופי			3;700
מחקר ופיתוח , חיפושי נפט וסרטים		—	
זיכוי לעובדי משמרות		140	
החוק לעידוד התעשייה		—	
מס מוגבל על רווחי הון (לא כולל בורסה)		200	
פחת מואץ		800	
פטור השתתפות		—	
הטבות לשוק ההון	**15,700**		
קופות גמל, נטו		7,200	
הטבות בעת ההפקדה			8,800
בניכוי מיסוי בעת המשיכה			1,600-
קרנות השתלמות		2,200	
הכנסה מריבית על אפיקים צמודים		3,900	
הכנסה מריבית על אפיקים לא צמודים (החלק הריאלי)		500	
רווחי הון בבורסה		1,900	
חלוקת אופציות לעובדים		—	
רווחה ופיזור אוכלוסייה	**3,130**		
פטור ממס הכנסה למלכ"ר		—	
פטור לקצבאות משרד הביטחון		400	
פטור לקצבאות הביטוח הלאומי		1,400	
— קצבאות ילדים			930
— קצבאות זקנה ושארים			450
— קצבאות אחרות			50

אומדן הטבות המס לשנת הכספים 2010 (המשך)

סך הכול	**32,100**	
זיכוי לעולים חדשים		30
זיכוי בשל החזקת קרוב במוסד		30
זיכוי להורה שילדו נטול יכולת		30
זיכוי בשל תרומות		180
הטבות לעיוורים ולנכים		200
זיכוי לתושבים באזורי פיתוח		750
זיכוי למעבידים באילת		80
הטבות למשפחה (פרט לפטור על קצבאות ילדים)	**1,610**	
זיכוי למשפחות חד -הוריות		80
חצי נקודת זיכוי לנשים		0
זיכוי בגין ילדים (לרבות במשפחות חד-הוריות)		1,500
זיכוי בגין בן זוג לא עובד		30
הטבות שונות במס הכנסה	**940**	
הכנסות מהימורים		300
פטור להשכרת דירות מגורים		450
עידוד בניית דירות להשכרה		20
חיילים משוחררים		70
סטודנטים		100
ספורטאים ועיתונאים זרים		0
קרנות וגופים מוטבים	**—**	
קרן קיסריה		
האקדמיה הלאומית הישראלית למדעים		
קרן וולף		
קרן המדע הדו-לאומית של ארה"ב וישראל		
טובות הנאה (Fringe Benefits)	**1,000**	
רכב צמוד		1,000
טלפון סלולארי		—
הטבות במסי נדל"ן	**3,100**	
הנחות במס רכישה		0

אומדן הטבות המס לשנת הכספים 2010 (המשך)

סך הכול	**32,100**	
פטור ממס שבח לדירת מגורים		2,300
מס שבח מוגבל לנכסים היסטוריים		380
מס שבח מוגבל ל-20%		420
הטבות נוספות — קרנות ריט, פינוי-בינוי ושחלוף		—
מסים עקיפים	**1,310**	
מכס ומס קנייה	**760**	
עולים חדשים		40
תושבים חוזרים		10
תיירים ישראלים		300
חלקים לרכב (כריות אוויר, ABS ו-ESP)		200
פטור מותנה למוניות		180
פטורים מותנים אחרים		30
מס ערך מוסף	**550**	
פירות וירקות		0
שירותי תיירות		0
חוק אילת		550
אגרות	**100**	

מקור: מינהל הכנסות המדינה

הטבות מס שרשום בהן הסימן '—', אין לגביהן אומדן עלות מפאת חוסר בבסיסיי נתונים או קושי מובנה ביצירת אומדן להטבות המס.

חלק ה

תכנית תקציב רב-שנתי מונחת על שולחן הכנסת

התקציב הרב-שנתי – מעטפות

התקציב הרב-שנתי לשנות הכספים 2011-2009 פורט ב'מעטפות'. כל 'מעטפה' כוללת את סוג ההוצאות עם המאפיינים המשותפים. בהתאם ל'חוק יסוד: משק המדינה', משמשת תכנית התקציב הרב-שנתי בסיס לתקציב המפורט בשנת הכספים העוקבת.

תכולת המעטפות

התקציב הרגיל

משרדי הממשלה	כל ההוצאות המינהליות של משרדי הממשלה
ביטחון וביטחון הפנים	הוצאות מערכת הביטחון, הוצאות חירום אזרחיות, תיאום הפעולות בשטחים, משטרה, שירות בתי הסוהר ומשק הדלק לשעת חירום
שירותי חברה ורשויות מקומיות	הוצאות מערכת החינוך, ההשכלה הגבוהה, הבריאות, העבודה והרווחה, וכן תשלומים לרשויות המקומיות
תשלומי העברה לפרטים	העברות האוצר למוסד לביטוח לאומי, גִמלאות ופיצויים לעובדי המדינה וכן תגמולים לנכים
תמיכה במחירי מוצרים ושירותים	בעיקר סבסוד המים לחקלאות והתחבורה הציבורית
קליטה ישירה	הוצאות ישירות לקליטה כגון 'סל הקליטה'
מענקי שיכון	מענקים לעולים ולזכאים אחרים לרכישת דירות ולתמיכות בשכר דירה
עידוד המגזר העסקי	הוצאות בגין החוק לעידוד השקעות הון, מענקי מחקר ופיתוח ומענקים לענפי החקלאות
תשלום ריבית וסבסוד האשראי	תשלומי ריבית על חובות פנימיים וחיצוניים של המדינה
רזרבות	הרזרבה הכללית

תקציב פיתוח וחשבון הון

השקעות בתשתית	השקעות הממשלה בתשתית הכבישים, הרכבת, במים, בתעשייה, באנרגיה, בכיתות הלימוד, במוסדות בתחום הבריאות ובמבני ממשלה
השקעות בשיכון	השקעות משרד הבינוי והשיכון בתשתית ובדיור
משכנתאות	משכנתאות לזכאים, לעולים ולוותיקים
אשראי סיוע	אשראי סיוע למגזר העסקי ולפיתוח מפעלי ביוב
תשלום חובות	תשלומי קרן על חובות פנימיים וחיצוניים של המדינה

תכנית התקציב הרב-שנתי

(באלפי ש"ח)

	הצעת התקציב לשנת 2009 (במחירי 2009)	הצעת התקציב לשנת 2010 (במחירי 2010)	תכנית התקציב לשנת 2011 (במחירי 2010)
סך-הכול כללי	**316,553,346**	**325,287,959**	**328,894,414**
חלק א: תקציב רגיל	225,234,865	234,195,342	235,088,162
חלק ב: תקציב פיתוח וחשבון הון	91,318,481	91,092,617	93,806,252
חלק א: תקציב רגיל	**225,234,865**	**234,195,342**	**235,088,162**
משרדי הממשלה	18,410,405	18,686,259	17,026,155
ביטחון וביטחון הפנים	54,827,763	58,665,475	58,052,954
שירותי חברה ורשויות מקומיות	60,165,006	64,531,641	64,723,648
תשלומי העברה לפרטים	43,568,256	41,614,874	42,109,949
תמיכות במחירי מוצרים ושרותים	2,612,513	2,690,683	2,857,561
קליטת העלייה	1,271,316	1,193,825	1,063,883
מענקי שיכון	2,070,775	2,042,088	1,987,088
עידוד המגזר העסקי	1,848,128	1,610,095	1,966,924
תשלום ריבית וסבסוד אשראי	35,650,000	38,017,000	40,000,000
רזרבות	4,810,703	5,143,402	5,300,000
חלק ב: תקציב פיתוח וחשבון הון	**91,318,481**	**91,092,617**	**93,806,252**
השקעות בתשתית	11,045,304	10,743,267	10,820,609
השקעות בשיכון	1,019,674	1,077,798	1,035,972
מתן אשראי למשכנתאות	1,173,183	819,232	815,351
מתן אשראי אחר והוצאות הון	2,314,320	1,684,320	1,434,320
תשלום חובות	75,766,000	76,768,000	79,700,000

חלק ו

נספחים

עקרונות חוק התקציב

עיקרי החוק

חוק התקציב השנתי מוגש בהתאם להוראות 'חוק יסוד: משק המדינה', שלפיהן ייקבע תקציב המדינה בחוק למשך שנה ויכלול את ההוצאות הצפויות והמתוכננות של הממשלה. החוק גם קובע שהצעת התקציב תהיה מפורטת ותונח על שולחן הכנסת לא יאוחר מ-60 יום לפני תחילת שנת התקציב.

חוק יסודות התקציב, התשמ"ה-1985 (להלן - חוק יסודות התקציב) הוא שהניח את היסודות לחוקי התקציב השנתיים, כדלקמן:

- הפרטים והמבנה של חוק תקציב שנתי
- סמכויות הממשלה לשנות במהלך השנה את התקציב ואת התחומים שבהם היא נדרשת לקבל את אישור הכנסת או את אישורה של ועדת הכספים של הכנסת
- דרכי השימוש ברזרבות
- עדיפות חוק התקציב על חוקים אחרים ודרכי אכיפתו
- מגבלות האשראי על רשויות מקומיות ועל גופים מתוקצבים
- הוראות מיוחדות לגבי גופים מתוקצבים.

ביום 7 באפריל 2009 אישרה הכנסת את חוק יסוד: תקציב המדינה לשנים 2009 ו- 2010 (הוראות מיוחדות) (הוראת שעה)(להלן — חוק היסוד), הקובע כי תקציב המדינה לשנות הכספים 2009 ו- 2010 יהיה תקציב דו שנתי שיביא את הוצאות הממשלה הצפויות והמתוכננות לכל אחת מהשנים האמורות ויקבע בחוק אחד.

כחלק מחוק התקציב המוגש לאישור הכנסת, בהתאם לסעיף 3 לחוק היסוד, נקבעו כללים פרטניים להתייחסות לתקציב כל אחת משנות הכספים 2009 ו- 2010 ובפרט לגבי העברת תקציב בין השנים ועודפי תקציב בלתי מנוצלים.

בהתאם לאמור בחוק היסוד ובחוק יסודות התקציב, מוצע חוק התקציב לשנות הכספים 2009 ו-2010, הקובע את ההוצאה המֵרבית שהממשלה מורשית להוציא בכל אחת משנות הכספים האמורות ואת חלוקתה לסעיפי התקציב, לתחומי פעולה ולתכניות, כמפורט בתוספת הראשונה לחוק, לכל אחת משנות הכספים האמורות.

בנוסף לכך נקבעו בחוק גם סכומים מֵרביים להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח אדם. גם אלה מוגדרים ברמת סעיפים, תחומי פעולה ותכניות, והם מפורטים ב'תוספת הראשונה'.

ב'תוספת השנייה' לחוק קבועים סעיפי התקציב של המפעלים העסקיים.

שר האוצר, כממונה על ביצוע התקציב השנתי, מוסמך להתקין תקנות והוראות מינהל לביצועו.

חוק הרשאה

חוק התקציב בישראל הוא חוק הרשאה, המתיר לממשלה להוציא בשנת הכספים את הסכומים הנקובים בו, אך אינו מחייב אותה לעשות כן. הרשאה זו מתייחסת להוצאה, להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח אדם.

הוצאה

תקציב ההוצאה לשנה מסוימת מתיר לממשלה להוציא באותה השנה סכום שחלוקתו מופיעה בטור הראשון של 'התוספת הראשונה' לחוק. הממשלה רשאית, באישור ועדת הכספים של הכנסת, להעביר סכומים בין סעיפי התקציב השונים.

הוצאה מותנית בהכנסה

הרשאה נוספת המותנית בקבלת הכנסות מגורמים חוץ ממשלתיים. חלוקת הוצאה זו מופיעה בטור השני של 'התוספת הראשונה'.

הרשאה להתחייב

בנוסף למגבלה על ההוצאה בפועל, מגביל החוק התחייבויות באמצעות הרשאה להתחייב. הרשאה זו, המופיעה בטור השלישי של 'התוספת הראשונה', מציינת את הסכום המרבי שהממשלה רשאית להתחייב עליו באותה התכנית במהלך שנת הכספים. גם אם יתבצע התשלום בשנים הבאות, הֶסדר זה מאפשר לממשלה לפעול במסגרת תכניות רב-שנתיות בפיקוח תקציבי נאות.

לגבי תכניות בתקציב הרגיל שבהן לא נקוב סכום הרשאה להתחייב אלא סכום הוצאה ו/או הוצאה מותנית בהכנסה, ניתן להתחייב בגובה הסכומים האלה אם ההוצאה תיעשה במרוצת אותה שנת הכספים או בשנת הכספים שלאחריה.

שיא כוח אדם

מספר המשרות הקבועות המרבי שהממשלה רשאית למלא בשנה מסוימת מופיע בטור הרביעי של 'התוספת הראשונה'.

בסיס הוצאה בתקציב

בסיס מזומנים

חוק התקציב מושתת על בסיס מזומנים. כהוצאה תקציבית נחשב תשלום במזומן או זיכוי של החשב הכללי.

בסיס ביצוע

כדי לאפשר למפעלים העסקיים, המוֹכְרים מוצרים ושירותים לציבור, לנהל מערכת חשבונאות קרובה ככל האפשר לזו של גוף מסחרי, הושתת התקציב שלהם על אותו בסיס ביצוע. כלומר, ההוצאה של מפעלים עסקיים אלה נחשבת בתור שכזו כאשר בוצעה העבודה או משנתקבל השירות או הנכס, בין אם בוצע התשלום ובין אם נדחה למועד מאוחר יותר. על אותו הבסיס מוגדרת גם ההכנסה של המפעלים העסקיים.

רזרבות

ב'תוספת הראשונה' קיימת הרזרבה הכללית. כמו כן קיימות בתקציב רזרבות מיועדות בתקציבי המשרדים השונים. החוק מקנה לשר האוצר סמכות לקבוע, באישור ועדת הכספים של הכנסת, את המטרות והיעדים להוצאת סכומי הרזרבות.

שימוש בעודפי שנה קודמת

כספים שלא הוצאו בשנה מסויימת ניתנים לניצול בשנה שלאחריה, בתנאי שנותר עודף בסעיף ההוצאה הראשי. שר האוצר מוסמך לאשר עודפים לניצול, לאחר מתן הודעה על כך לוועדת הכספים של הכנסת. הסכום המותר לשימוש יתוֹסֵף לסכומים המאושרים בתקציב השנה השוטפת.

עודפים מיוחדים

באישור ועדת הכספים של הכנסת, רשאי שר האוצר לכלול ברשימת העודפים המיוחדים את פרטי ההוצאה מתקציב השנה הקודמת, שלגביהם לא יקוזזו הגירעונות, אם יהיו כאלה, בסעיפי תקציב ראשיים שבהם מופיעים פרטי ההוצאה האמורים.

שינויים בחוק התקציב במהלך שנת הכספים

'חוק יסודות התקציב' מאפשר ביצוע שינויים במהלך השנה. כל שינוי בתכנית טעון הודעה לוועדת הכספים של הכנסת. שינויים בשיעורים העולים על השיעורים הנקובים בחוק, מחייבים את אישורה המוקדם של הוועדה.

דוח תקבולים, הוצאות ומילוי משרות

על שר האוצר להגיש לכנסת דוח על התקבולים, ההוצאות ומילוי המשרות בתקציב, לכל תוספותיו וחלקיו, תוך שישה חודשים מתום שנת הכספים.

בנוסף לכך, על השר להגיש לוועדת הכספים של הכנסת, בסוף כל רבעון, אומדן של ביצוע הגירעון ומימונו, המבוסס על נתוני קופה.

ביצוע התקציב

התקנת תקנות והאצלת סמכויות

שר האוצר ממונה על ביצוע 'חוק יסודות התקציב' וחוק התקציב השנתי. הוא רשאי להתקין תקנות, לרבות פירוט נוסף של תכניות, וכן להאציל את סמכויותיו לפי 'חוק יסודות התקציב', לרבות הסמכות להתקין תקנות ביצוע, כולל סדרי ניהול כספים וחשבונות, פרט לתקנות בעלות תוקף תחיקתי.

פיקוח על ביצוע מבחינת חוקיות ההוצאה

הסמכות לפקח על ביצוע התקציב מבחינת חוקיות ההוצאה, העמידה במסגרת התקציב המאושר והתקנת התקנות בדבר סדרי ניהול כספים וחשבונות, מואצלות כל שנה לחשב הכללי. החשב הכללי פועל באמצעות חשבי המשרדים הצמודים למשרדים השונים. החשבים הללו אחראים ישירות בפניו וכפופים לו מבחינה ארגונית. חתימת חשב המשרד היא תנאי הכרחי למתן תוקף לכל התחייבות או הוצאה של הממשלה.

ביצוע תקציב לגבי תאגידים

סעיפי חוק התקציב המתייחסים לגופים מתוקצבים, לרשויות מקומיות ולגופים נתמכים, מַקנים סמכויות ביצוע, בנוסף לשר האוצר, גם לשרים הנוגעים בדבר (השרים הממונים).

ביקורת חיצונית על ביצוע התקציב

ביקורת חיצונית על ביצוע חוק התקציב נתונה בידי מבקר המדינה המגיש את הדין וחשבון השנתי שלו לכנסת. הערות והמלצות של מבקר המדינה הנוגעות לחוק התקציב ולביצועו, לדין וחשבון על התקבולים ועל הוצאות המדינה ולמאזן התחייבויותיה וזכויותיה של המדינה, נידונות בוועדה לענייני ביקורת המדינה. מסקנות הוועדה מובאות לאישור הכנסת.

מסמכי חוק התקציב

הצעת חוק התקציב השנתי מפרטת את סך ההוצאה השנתית שמותר לממשלה להוציא בשנת הכספים. בנוסף לכך מפורטים בהצעה תקציב ההוצאה המותנית בהכנסה, שיא כוח אדם, תקציבי המפעלים העִסקיים וההלוואות מבנק ישראל.

להצעת חוק התקציב מצורפות שתי תוספות:

התוספת הראשונה

פירוט תקציב ההוצאות

בתוספת הראשונה מפורטים תקציב ההוצאה, ההוצאה המותנית בהכנסה, הרשאה להתחייב ושיא כוח אדם של הממשלה. בצד ההוצאות, מורכבת התוספת הראשונה משלושה חלקים:

חלק א: התקציב הרגיל

תקציב זה מסוּוַג לפי תחומי מִמשל ומינהל, ביטחון, רשויות מקומיות, שירותי חברה, ענפי המשק, תשלומי ריבית (למעט לבנק ישראל) וסבסוד אשראי ורזרבות.

חלק ב: תקציב פיתוח וחשבון הון

חלק זה כולל השקעות ישירות של הממשלה בתחומים שונים, מתן אשראי ותשלומי קרן.

תחזית התקבולים והמִלוות

תחזית ההכנסות מחולקת גם היא לשלושה חלקים:

חלק א: תקבולים שוטפים

חלק זה כולל את המסים על הכנסה ורכוש, מסים על הוצאה, אַגרות בעד שירותים, ריבית ורווחים, תמלוגים ותקבולים אחרים.

חלק ב: תקבולים ממלוות וחשבון הון

חלק זה כולל את החזרי ההשקעות של הממשלה ופירעון ההלוואות שהיא נתנה, הפרשות לפנסיה ולפיצויים, מלוות שקיבלה הממשלה בארץ ומלוות ומענקים שקיבלה מחו"ל.

תחזית תקציב הוצאות המס — ההטבות

בתחזית זו מפורטים הסכומים שלא ייגבו בשל הטבות מס, לפי חלוקה להטבות במס הכנסה והטבות במסים עקיפים.

התוספת השנייה

תוספת זו כוללת את פירוט התקבולים, ההוצאות, ההרשאה להתחייב ושיא כוח אדם של המפעלים העסקיים של הממשלה. התוספת השנייה מורכבת משני חלקים:

חלק א: תחזית תקבולים של מפעלים עסקיים

חלק זה כולל את תקבולי המפעלים העסקיים (כמו לשכת הפרסום הממשלתית ומינהל מקרקעי ישראל). התקבולים המופיעים כאן נחשבים כתקבולי המדינה, אך אינם כלולים באומדן התקבולים והמלוות בתוספת הראשונה.

חלק ב: תחזית ההוצאות של מפעלים עסקיים

חלק זה כולל את אומדני ההוצאות של המפעלים העסקיים.

מחירי התקציב

הסכומים בחוק ובלוחות התקציב נקובים באלפי שקלים. הנתונים לגבי הצעות התקציב לשנות הכספים 2009 ו- 2010 הנם במחירים של ממוצעים משוערים לתקופה ינואר-דצמבר 2009 ו-2010 בהתאמה. הנתונים המתייחסים לתקציב 2008, נקובים במחירי התקציב המקורי לשנת 2008.

מקדמי המעבר לשנות הכספים 2010-2008
ממוצע לעומת ממוצע
(באחוזים)

	2008	2009	2010
קניות	0.0	0.0	0.0
שכר במגזר הציבורי	2.4	1.5	1.4
שכר ממשלתי	2.3	1.3	1.4
מטבע חוץ (דולר)	-2.9	-16.3	16.6
תשומות בנייה	0.0	0.0	0.0

מקדמי התקציב מקדמים את רמת המחירים, שעל בסיסה נבנה תקציב השנה השוטפת, לרמה הממוצעת החזויה לשנת התקציב הבאה. אי לכך אין לראות במקדמי המעבר המופיעים בלוח דלעיל תחזיות לעליית מחירים לשנה הבאה.

משרדי הממשלה יתייחסו לתקציב במחירים נומינליים ויתכננו את הוצאותיהם בהתאם לתקציב.

לוחות התקציב

שיא כוח אדם לשנות הכספים 2010-2008

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
	סך-הכול כללי	**80,973.5**	**79,441.5**	**69,996**	**77,831.5**
	סך-הכול משרדי ממשלה	**61,840**	**60,576**	**55,897.5**	**59,075**
01	נשיא המדינה	39.5	39.5	37	39.5
02	הכנסת	515	525	491	535
04	משרד ראש הממשלה	865	874	830.5	871.5
05	משרד האוצר	4,963	5,052.5	4,793.5	4,993.5
06	משרד הפנים	477	460	432.5	880
07	המשרד לביטחון פנים	27,295	26,754	*26,011	26,011
08	משרד המשפטים	4,077	3,985.5	3,245	3,919
09	משרד החוץ	1,054	1,036	988.5	1,019
10	המועצה הלאומית לביטחון	1	1	1	
11	משרד מבקר המדינה	557	545	503.5	555
15	משרד הביטחון	1,760	1,760	*1,738	1,738
16	הוצאות חירום אזרחיות	12	12		
17	תיאום הפעולות בשטחים	152	150	124	147
19	משרד המדע, התרבות והספורט	70.5	71.5	60	71.5
20	משרד החינוך	1,957	1,961	1,522	1,543
23	משרד הרווחה	2,346	2,362	2,239.5	2,317
24	משרד הבריאות	9,001	8,794	8,253	8,674.5
25	תגמולים לנכי רדיפות הנאצים	56	57	52	58
26	המשרד להגנת הסביבה	236	240	186.5	212
29	משרד הבינוי השיכון	549	546	536	551
30	המשרד לקליטת העלייה	339.5	346.5	345	347.5
33	משרד החקלאות ופיתוח הכפר	1,121	1,144	681	1,167
34	משרד התשתיות הלאומיות	323	165	157	153
36	משרד התעשייה, המסחר והתעסוקה	1,512.5	1,577.5	1,502.5	1,610.5

* נתוני תקציב מקורי לשנת 2008

שיא כוח אדם לשנות הכספים 2008-2010 (המשך)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
37	משרד התיירות	133.5	139.5	117	139.5
39	משרד התקשורת	83	85	80	87
40	משרד התחבורה	518	528	588.5	543
41	רשות ממשלתית למים וביוב	89.5	91.5	121.5	93.5
43	המרכז למיפוי ישראל	246.5	249.5	240.5	253.5
46	חוק חיילים משוחררים	22	22		22
54	רשויות הפיקוח	21	21	20	7
56	נציבות שוויון זכויות לאנשים עם מוגבלות	7	7		7
68	רשות ההגירה, האוכלוסין ומעברי הגבול	720.5	473.5		65
47	רזרבה כללית	720	500		444
	סך-הכול מפעלים עסקיים	**19,133.5**	**18,865.5**	**17,576.5**	**18,756.5**
89	מפעלי משרד ראש הממשלה ומשרד האוצר	98	100	24.5	102
94	בתי חולים ממשלתיים	18,588.5	18,303.5	17,088	18,182.5
95	נמל יפו ונמל חדרה	5	5	5	5
98	מינהל מקרקעי ישראל	442	457	459	467

** נתוני בתי החולים איכילוב ובני ציון הם נתוני תקציב מקורי לשנת 2008

סך תקני כוח אדם לשנת הכספים 2009

		שיא כוח אדם	עבודה בלתי צמיתה במונחי משרות	סך תקני כוח אדם
	סך-הכול כללי	**79,441.5**	**16,036**	**95,477**
	סך-הכול משרדי ממשלה	**60,576**	**14,877**	**75,453**
01	נשיא המדינה	39.5	24	64
02	הכנסת	525	51	576
04	משרד ראש הממשלה	874	1,253	2,127
05	משרד האוצר	5,052.5	1,068	6,120
06	משרד הפנים	460	409	869
07	המשרד לביטחון הפנים	26,754	3,155	29,909
08	משרד המשפטים	3,985.5	3,191	7,176
09	משרד החוץ	1,036	82	1,118
10	המועצה הלאומית לביטחון	1	51	52
11	משרד מבקר המדינה	545		545
14	מימון מפלגות		10	10
15	משרד הביטחון	1,760		1,760
16	הוצאות חירום אזרחיות	12	0	12
17	תיאום הפעולות בשטחים	150	63	213
19	משרד המדע, התרבות והספורט	71.5	83	155
20	משרד החינוך	1,961	305	2,266
23	משרד הרווחה	2,362	428	2,790
24	משרד הבריאות	8,794	1,469	10,263
25	תגמולים לנכי רדיפות הנאצים	57	25	82
26	המשרד להגנת הסביבה	240	278	518
29	משרד הבינוי השיכון	546	158	704
30	המשרד לקליטת העלייה	346.5	128	475
33	משרד החקלאות ופיתוח הכפר	1,144	683	1,827
34	משרד התשתיות הלאומיות	165	64	229
36	משרד התעשיה, המסחר והתעסוקה	1,577.5	284	1,862
37	משרד התיירות	139.5	38	177
39	משרד התקשורת	85	61	146

סך תקני כוח אדם לשנת הכספים 2009 (המשך)

		שיא כוח אדם	עבודה בלתי צמיתה במונחי משרות	סך תקני כוח אדם
40	משרד התחבורה	528	367	895
41	רשות ממשלתית למים וביוב	91.5	127	219
43	המרכז למיפוי ישראל	249.5	1	251
46	חוק חיילים משוחררים	22		22
54	רשויות הפיקוח	21	111	132
56	נציבות שוויון זכויות לאנשים עם מוגבלות	7	22	29
68	רשות ההגירה, האוכלוסין ומעברי הגבול	473.5	389	862
47	רזרבה כללית	500	500	1,000
	סך-הכול מפעלים עסקיים	**18,865.5**	**1,159**	**20,025**
89	מפעלי משרד ראש הממשלה ומשרד האוצר	100	27	127
94	בתי חולים ממשלתיים	18,303.5	896	19,199
95	נמל יפו ונמל חדרה	5	2	7
98	מינהל מקרקעי ישראל	457	236	693

סך תקני כוח אדם לשנת הכספים 2010

		שיא כוח אדם	עבודה בלתי צמיתה במונחי משרות	סך תקני כוח אדם
	סך-הכול כללי	**80,973.5**	**16,088**	**97,062**
	סך-הכול משרדי ממשלה	**61,840**	**14,936**	**76,776**
01	נשיא המדינה	39.5	24	63
02	הכנסת	515	50	565
04	משרד ראש הממשלה	865	1,026	1,891
05	משרד האוצר	4,963	1,069	6,032
06	משרד הפנים	477	392	869
07	המשרד לביטחון הפנים	27,295	3,305	30,600
08	משרד המשפטים	4,077	3,381	7,458
09	משרד החוץ	1,054	114	1,168
10	המועצה הלאומית לביטחון	1	59	60
11	משרד מבקר המדינה	557		557
14	מימון מפלגות		10	10
15	משרד הביטחון	1,760		1,760
16	הוצאות חירום אזרחיות	12		12
17	תיאום הפעולות בשטחים	152	61	213
19	משרד המדע, התרבות והספורט	70.5	102	172
20	משרד החינוך	1,957	282	2,239
23	משרד הרווחה	2,346	424	2,770
24	משרד הבריאות	9,001	1,447	10,448
25	תגמולים לנכי רדיפות הנאצים	56	24	80
26	המשרד להגנת הסביבה	236	274	510
29	משרד הבינוי השיכון	549	165	714
30	המשרד לקליטת העלייה	339.5	126	465
33	משרד החקלאות ופיתוח הכפר	1,121	679	1,800
34	משרד התשתיות הלאומיות	323	65	388
36	משרד התעשיה, המסחר והתעסוקה	1,512.5	270	1,782
37	משרד התיירות	133.5	37	171
39	משרד התקשורת	83	61	144

סך תקני כוח אדם לשנת הכספים 2010 (המשך)

		שיא כוח אדם	עבודה בלתי צמיתה במונחי משרות	סך תקני כוח אדם
40	משרד התחבורה	518	366	884
41	רשות ממשלתית למים וביוב	89.5	127	216
43	המרכז למיפוי ישראל	246.5	4	251
46	חוק חיילים משוחררים	22		22
54	רשויות הפיקוח	21	111	132
56	נציבות שוויון זכויות לאנשים עם מוגבלות	7	22	29
68	רשות ההגירה, האוכלוסין ומעברי הגבול	720.5	365	1,085
47	רזרבה כללית	720	500	1,220
	סך-הכול מפעלים עסקיים	**19,133.5**	**1,152**	**20,285**
89	מפעלי משרד ראש הממשלה ומשרד האוצר	98	26	124
94	בתי חולים ממשלתיים	18,588.5	896	19,484
95	נמל יפו ונמל חדרה	5	2	7
98	מינהל מקרקעי ישראל	442	229	671

סך תקני כח אדם לשנות הכספים 2008-2010

(שיא כוח אדם + עבודה בלתי צמיתה במונחי משרות)

	הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	תקציב מקורי לשנת 2008
סך-הכול כללי	**97,062**	**95,477**	**95,565**
=========	=====	=====	=====
סך-הכול משרדי ממשלה	**76,776**	**75,453**	**75,630**
-------------------------------	-----------	-----------	-----------
01 נשיא המדינה	63	64	60
02 הכנסת	565	576	576
04 משרד ראש הממשלה	1,891	2,127	2,098
05 משרד האוצר	6,032	6,120	6,066
06 משרד הפנים	869	869	1,461
07 המשרד לביטחון הפנים	30,600	29,909	29,171
08 משרד המשפטים	7,458	7,176	7,057
09 משרד החוץ	1,168	1,118	2,399
10 המועצה הלאומית לביטחון	60	52	
11 משרד מבקר המדינה	557	545	550
14 מימון מפלגות	10	10	10
15 משרד הביטחון	1,760	1,760	1,738
16 הוצאות חירום אזרחיות	12	12	
17 תיאום הפעולות בשטחים	213	213	212
19 משרד המדע, התרבות והספורט	172	155	127
20 משרד החינוך	2,239	2,266	2,307
23 משרד הרווחה	2,770	2,790	2,748
24 משרד הבריאות	10,448	10,263	10,166
25 תגמולים לנכי רדיפות הנאצים	80	82	83
26 המשרד להגנת הסביבה	510	518	517
29 משרד הבינוי השיכון	714	704	712
30 המשרד לקליטת העלייה	465	475	478
33 משרד החקלאות ופיתוח הכפר	1,800	1,827	1,845
34 משרד התשתיות הלאומיות	388	229	216
36 משרד התעשיה, המסחר והתעסוקה	1,782	1,862	1,844
37 משרד התיירות	171	177	177

סך תקני כח אדם לשנות הכספים 2008-2010 (המשך)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	תקציב מקורי לשנת 2008
39	משרד התקשורת	144	146	149
40	משרד התחבורה	884	895	945
41	רשות ממשלתית למים וביוב	216	219	216
43	המרכז למיפוי ישראל	251	251	255
46	חוק חיילים משוחררים	22	22	22
54	רשויות הפיקוח	132	132	134
56	נציבות שוויון זכויות לאנשים עם מוגבלות	29	29	29
68	רשות ההגירה, האוכלוסין ומעברי הגבול	1,085	862	263
47	רזרבה כללית	1,220	1,000	1,000
	סך-הכול מפעלים עסקיים	**20,285**	**20,025**	**19,935**
89	מפעלי משרד ראש הממשלה ומשרד האוצר	124	127	129
94	בתי חולים ממשלתיים	19,484	19,199	19,101
95	נמל יפו ונמל חדרה	7	7	7
98	מינהל מקרקעי ישראל	671	693	699

תקציב הוצאות ברוטו לשנות הכספים 2010-2008

(באלפי ש"ח)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
	סך-הכול כללי	**341,800,944**	**330,866,443**	**309,839,873**	**315,762,852**
חלק א:	תקציב רגיל	248,116,570	237,094,465	226,081,752	229,748,894
חלק ב:	תקציב פיתוח וחשבון הון	93,684,374	93,771,978	83,758,121	86,013,958
חלק א:	**תקציב רגיל**	**248,116,570**	**237,094,465**	**226,081,752**	**229,748,894**
	ממשל ומינהל	**35,820,215**	**36,431,939**	**30,405,455**	**32,570,986**
01	נשיא המדינה	38,560	37,812	36,305	35,054
02	כנסת *	433,196	444,575	457,334	497,558
03	חברי ממשלה	109,900	93,605	83,853	96,958
04	משרד ראש הממשלה	1,895,461	1,798,271	2,040,267	3,439,447
05	משרד האוצר	1,973,798	1,889,797	1,787,867	1,872,131
06	משרד הפנים	316,874	379,241	637,671	664,336
07	המשרד לביטחון פנים	10,069,639	9,135,534	9,113,044	8,917,135
08	משרד המשפטים	2,840,047	2,704,988	2,371,834	2,613,332
09	משרד החוץ	1,712,405	1,442,485	1,366,785	1,458,540
10	המועצה הלאומית לביטחון	31,550	28,328		
11	משרד מבקר המדינה **	228,350	213,791	208,579	227,154
12	גימלאות ופיצויים	10,847,379	12,198,062	10,317,727	9,725,371
13	הוצאות שונות	3,520,306	4,532,363	689,699	1,858,593
14	מימון מפלגות	126,176	124,358	113,451	121,200
19	משרד המדע, התרבות והספורט	891,436	821,016	887,613	726,910
26	המשרד להגנת הסביבה	407,380	350,660	250,177	255,432
68	רשות ההגירה, האוכלוסין ומעברי הגבול	377,758	237,053	43,249	61,835
	ביטחון	**53,421,561**	**48,712,706**	**56,447,609**	**51,429,541**
15	משרד הביטחון	53,091,869	48,442,495	55,760,842	51,086,907
16	הוצאות חירום אזרחיות	183,339	125,140	543,260	198,261
17	תאום הפעולות בשטחים	146,353	145,071	143,507	144,373

* הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

תקציב הוצאות ברוטו לשנות הכספים 2008-2010 (המשך)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
18	**רשויות מקומיות**	**2,936,114**	**3,343,438**	**4,154,931**	**3,864,615**
	שירותי חברה	**104,266,396**	**99,882,628**	**93,252,339**	**93,364,997**
20	משרד החינוך	33,982,982	31,862,549	30,070,454	29,064,263
21	ההשכלה הגבוהה	6,864,918	6,449,955	6,013,855	6,050,263
23	משרד הרווחה	5,525,278	5,278,373	4,795,845	4,879,195
24	משרד הבריאות	27,183,632	28,029,812	25,406,343	25,523,037
27	העברות לביטוח לאומי	21,378,604	19,251,589	18,384,370	18,327,683
25	תגמולים לנכי רדיפות הנאצים	2,640,408	2,427,813	2,230,728	1,986,582
29	משרד הבינוי והשיכון	211,239	209,464	196,068	208,942
30	המשרד לקליטת עלייה	1,218,120	1,295,611	1,251,470	1,366,998
32	תמיכות שונות	3,683,777	3,548,812	3,521,149	4,728,324
46	חוק חיילים משוחררים	1,569,955	1,520,881	1,377,966	1,221,204
56	נציבות שוויון זכויות לאנשים עם מוגבלות	7,483	7,769	4,091	8,506
	כלכלה ומשק	**8,511,882**	**8,263,051**	**8,684,033**	**8,627,923**
33	משרד החקלאות ופיתוח הכפר	943,226	860,379	968,706	930,114
34	משרד התשתיות הלאומיות	151,334	86,553	140,902	87,376
35	הועדה לאנרגיה אטומית	147,927	147,927	144,968	147,927
36	משרד התעשייה, המסחר והתעסוקה	2,261,895	1,950,886	1,801,994	2,049,071
37	משרד התיירות	355,029	252,889	284,459	260,059
38	תמיכות בענפי משק	1,667,951	1,937,441	2,519,612	2,098,800
39	משרד התקשורת	53,721	50,149	58,888	50,001
40	משרד התחבורה	487,558	494,612	604,041	637,872
41	הרשות הממשלתית למים וביוב	123,613	137,500	121,087	108,703
42	מענקי בינוי ושיכון	2,046,908	2,075,595	1,783,120	2,017,374
43	המרכז למיפוי ישראל	92,808	93,780	81,577	93,681
54	רשויות הפיקוח	179,912	175,340	174,679	146,945
44	**סיבסוד אשראי**			**26,906**	**24,584**
45	**תשלום ריבית ועמלות**	**38,017,000**	**35,650,000**	**33,110,479**	**34,523,000**

תקציב הוצאות ברוטו לשנות הכספים 2008-2010 (המשך)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
	רזרבות	**5,143,402**	**4,810,703**		**5,343,248**
47	רזרבה כללית	5,143,402	4,810,703		5,343,248
חלק ב:	**תקציב פיתוח וחשבון הון**	**93,684,374**	**93,771,978**	**83,758,121**	**86,013,958**
	תקציב פיתוח	16,916,374	18,005,978	13,959,152	13,339,958
	השקעות במימשל ומינהל	**761,803**	**632,242**	**1,046,415**	**660,842**
51	דיור ממשלתי	75,492	80,899	511,942	100,163
52	משטרה ובתי סוהר	500,136	384,628	387,502	372,230
53	בתי משפט	120,719	113,559	113,519	139,301
55	אוצר	65,456	53,156	33,452	49,148
57	**רשויות מקומיות**			**15,827**	
	השקעות בשירותי חברה	**3,650,126**	**3,847,860**	**3,427,947**	**3,703,647**
60	חינוך	541,801	566,202	447,176	526,883
67	בריאות	353,351	377,810	333,941	362,269
70	שיכון	2,754,974	2,903,848	2,646,830	2,814,495
	השקעות בענפי משק	**12,504,445**	**13,525,876**	**9,468,963**	**8,975,469**
73	מפעלי מים	1,278,034	1,030,513	868,353	651,864
76	פיתוח תעשייה	97,934	103,727	99,114	139,048
78	תיירות	148,555	161,611	102,435	182,700
79	פיתוח תחבורה	6,750,411	6,697,665	5,687,737	5,214,684
83	הוצאות פיתוח שונות	4,229,511	5,532,360	2,711,324	2,787,173
84	**תשלום חובות**	**76,768,000**	**75,766,000**	**69,798,969**	**72,674,000**

תקציב הוצאות נטו לשנות הכספים 2008-2010

(באלפי ש"ח)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
	סך-הכול כללי	**325,287,959**	**316,553,346**	**296,264,138**	**301,518,814**
חלק א:	תקציב רגיל	234,195,342	225,234,865	215,232,683	216,478,350
חלק ב:	תקציב פיתוח וחשבון הון	91,092,617	91,318,481	81,031,455	85,040,464
חלק א:	**תקציב רגיל**	**234,195,342**	**225,234,865**	**215,232,683**	**216,478,350**
	ממשל ומינהל	**33,252,519**	**33,971,636**	**28,470,623**	**30,254,003**
01	נשיא המדינה	37,760	37,012	35,773	34,254
02	כנסת *	431,516	442,895	457,255	495,878
03	חברי ממשלה	109,900	93,605	83,853	96,958
04	משרד ראש הממשלה	1,865,810	1,770,538	2,027,121	3,408,118
05	משרד האוצר	1,662,160	1,589,690	1,555,315	1,570,005
06	משרד הפנים	281,862	348,579	612,220	627,977
07	המשרד לביטחון פנים	9,506,903	8,573,117	8,648,661	8,364,553
08	משרד המשפטים	2,190,096	2,072,653	1,928,990	2,008,046
09	משרד החוץ	1,657,879	1,395,180	1,355,982	1,404,986
10	המועצה הלאומית לביטחון	31,550	28,328		
11	משרד מבקר המדינה **	228,350	213,791	208,579	227,154
12	גימלאות ופיצויים	10,220,879	11,591,562	9,696,894	9,185,371
13	הוצאות שונות	3,454,891	4,466,948	689,699	1,793,178
14	מימון מפלגות	126,176	124,358	113,451	121,200
19	משרד המדע, התרבות והספורט	869,055	798,635	867,104	709,529
26	המשרד להגנת הסביבה	212,471	200,189	146,477	144,961
68	רשות ההגירה, האוכלוסין ומעברי הגבול	365,261	224,556	43,249	61,835
	ביטחון	**49,158,572**	**46,254,646**	**53,599,306**	**48,321,916**
15	משרד הביטחון	48,884,747	46,039,495	52,958,411	48,033,338
16	הוצאות חירום אזרחיות	183,339	125,140	543,260	198,261
17	תאום הפעולות בשטחים	90,486	90,011	97,635	90,317

* הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

תקציב הוצאות נטו לשנות הכספים 2008-2010 (המשך)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
18	**רשויות מקומיות**	**2,936,114**	**3,343,438**	**4,149,968**	**3,864,615**
	שירותי חברה	**98,039,863**	**93,789,354**	**88,063,438**	**86,405,604**
20	משרד החינוך	32,418,924	30,311,997	28,621,630	27,551,845
21	ההשכלה הגבוהה	6,864,918	6,449,955	6,013,855	6,050,263
23	משרד הרווחה	4,159,426	3,925,885	3,538,876	3,656,805
24	משרד הבריאות	18,144,776	16,125,962	15,977,199	15,338,839
27	העברות לביטוח לאומי	27,183,632	28,029,812	25,406,343	25,523,037
25	תגמולים לנכי רדיפות הנאצים	2,640,408	2,426,001	2,227,198	1,984,770
29	משרד הבינוי והשיכון	207,739	205,964	195,056	205,442
30	המשרד לקליטת עלייה	1,193,825	1,271,316	1,242,375	1,338,653
32	תמיכות שונות	3,648,777	3,513,812	3,458,849	3,526,240
46	חוק חיילים משוחררים	1,569,955	1,520,881	1,377,966	1,221,204
56	נציבות שוויון זכויות לאנשים עם מוגבלות	7,483	7,769	4,091	8,506
	כלכלה ומשק	**7,647,872**	**7,415,088**	**7,812,309**	**7,741,380**
33	משרד החקלאות ופיתוח הכפר	727,990	638,412	759,866	707,112
34	משרד התשתיות הלאומיות	102,334	81,599	133,619	82,422
35	הועדה לאנרגיה אטומית	147,927	147,927	144,968	147,927
36	משרד התעשייה, המסחר והתעסוקה	2,197,061	1,886,053	1,732,994	1,982,942
37	משרד התיירות	348,861	246,661	277,733	251,802
38	תמיכות בענפי משק	1,255,091	1,505,668	2,046,452	1,631,307
39	משרד התקשורת	53,071	49,701	58,744	49,553
40	משרד התחבורה	402,618	409,672	517,722	556,432
41	הרשות הממשלתית למים וביוב	122,895	134,282	117,320	105,485
42	מענקי בינוי ושיכון	2,042,088	2,070,775	1,781,220	2,010,554
43	המרכז למיפוי ישראל	68,324	69,298	67,013	69,199
54	רשויות הפיקוח	179,612	175,040	174,658	146,645
44	**סיבסוד אשראי**			**26,560**	**24,584**
45	**תשלום ריבית ועמלות**	**38,017,000**	**35,650,000**	**33,110,479**	**34,523,000**

תקציב הוצאות נטו לשנות הכספים 2008-2010 (המשך)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
	רזרבות	**5,143,402**	**4,810,703**		**5,343,248**
47	רזרבה כללית	5,143,402	4,810,703		5,343,248
חלק ב:	**תקציב פיתוח וחשבון הון**	**91,092,617**	**91,318,481**	**81,031,455**	**85,040,464**
	תקציב פיתוח	14,324,617	15,552,481	11,232,486	12,366,464
	השקעות במימשל ומינהל	**675,578**	**540,782**	**611,020**	**548,185**
51	דיור ממשלתי	35,350	35,350	89,680	35,350
52	משטרה ובתי סוהר	466,053	350,717	383,369	336,386
53	בתי משפט	118,719	111,559	113,519	138,301
55	אוצר	55,456	43,156	24,452	38,148
57	**רשויות מקומיות**			**15,827**	
	השקעות בשירותי חברה	**2,653,353**	**2,992,687**	**2,555,125**	**2,949,674**
60	חינוך	541,801	566,202	447,176	526,883
67	בריאות	275,928	300,387	264,599	284,846
70	שיכון	1,835,624	2,126,098	1,843,350	2,137,945
	השקעות בענפי משק	**10,995,686**	**12,019,012**	**8,050,514**	**8,868,605**
73	מפעלי מים	1,269,534	1,024,513	868,353	645,864
76	פיתוח תעשייה	57,934	63,727	53,114	99,048
78	תיירות	148,555	161,611	102,435	182,700
79	פיתוח תחבורה	6,690,411	6,637,665	5,646,286	5,154,684
83	הוצאות פיתוח שונות	2,829,252	4,131,496	1,380,326	2,786,309
84	תשלום חובות	76,768,000	75,766,000	69,798,969	72,674,000

תשלום חובות קרן לשנות הכספים 2010-2008

(באלפי ש"ח)

	הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
סך הכל-כללי	**76,768,000**	**75,766,000**	**69,798,969**	**72,674,000**
מלוות פנים	**63,363,000**	**65,851,000**	**56,772,696**	**59,606,000**
ביטוח לאומי	7,523,000	7,423,000	6,964,297	6,823,000
מלוות באמצעות מינהל מלוות המדינה	55,840,000	58,428,000	49,808,399	52,783,000
מלוות חוץ	**13,405,000**	**9,915,000**	**13,026,273**	**13,068,000**
מלווה העצמאות והפיתוח	8,164,000	3,988,000	9,132,285	9,446,000
מלוות על סמך ערבויות מארה"ב	2,280,000	2,408,000	3,187,569	1,653,000
מלוות שונים	2,961,000	3,519,000	706,419	1,969,000

תשלום חובות ריבית (ברוטו) לשנות הכספים 2008-2010

(באלפי ש"ח)

	הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
סך-הכול כללי	**38,017,000**	**35,650,000**	**33,110,479**	**34,523,000**
מלוות פנים	**30,962,000**	**29,642,000**	**27,517,294**	**27,393,000**
ביטוח לאומי	6,469,000	6,726,000	6,120,092	5,922,000
מלוות באמצעות מינהל מלוות המדינה	24,106,000	22,542,000	20,745,999	20,833,000
מלוות חובה	6,000	4,000	1,841	24,000
כספי אמיסיות ובנקים	381,000	370,000	649,362	614,000
מלוות חוץ	**7,055,000**	**6,008,000**	**5,593,185**	**7,130,000**
מלווה העצמאות והפיתוח	1,372,000	1,631,000	1,013,170	1,565,000
מלוות על סמך ערבויות ממשלת ארה"ב	3,334,000	2,713,000	3,337,506	2,917,000
מלוות שונים	2,349,000	1,664,000	1,242,509	2,648,000

תחזית התקבולים והמלוות לשנות הכספים 2010-2008

(באלפי ש"ח)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
	סך-הכול כללי	**325,287,959**	**316,553,346**	**296,008,836**	**301,518,814**
	חלק א': תקבולים שוטפים	234,195,342	225,234,865	215,233,424	216,478,350
	חלק ב': תקבולים ממלוות וחשבון הון	91,092,617	91,318,481	81,031,455	85,040,464
	חלק א': תקבולים שוטפים	**234,195,342**	**225,234,865**	**215,233,424**	**216,478,350**
	מסים ותשלומי חובה	184,434,664	173,889,780	184,842,147	191,867,183
	מסי הכנסה ורכוש	85,100,000	84,800,000	95,714,850	103,600,000
001	מס הכנסה	70,975,000	71,000,000	81,004,136	89,800,000
002	מע"מ על מלכ"רים ומוסדות פיננסיים	10,300,000	10,000,000	8,767,645	8,600,000
003	מס שבח ומס מכירה	1,700,000	1,645,000	2,675,871	1,500,000
004	מס רכישה	2,125,000	1,955,000	2,887,277	3,300,000
007	מס מעסיקים		200,000	379,921	400,000
	מסי הוצאה	99,334,664	89,089,780	89,127,297	88,267,183
011	מכס והיטל על הייבוא	2,500,000	2,400,000	2,380,614	2,100,000
012	מע"מ, כולל מע"מ על ייבוא ביטחוני	65,334,664	57,489,780	56,535,473	55,067,183
013	מס קניה	12,300,000	11,400,000	12,949,679	13,400,000
015	בלו	900,000	800,000	728,000	700,000
018	מס דלק	13,600,000	12,500,000	11,851,984	12,000,000
020	מס בולים			17,392	
025	אגרות ורשיונות	4,700,000	4,500,000	4,664,155	5,000,000
	ריבית ורווחים	2,299,720	2,445,800	2,269,674	2,236,900
034	ריבית במט"ח	89,900	149,700	31,347	136,900
035	ריבית בשקלים	2,209,820	2,296,100	2,238,327	2,100,000

תחזית התקבולים והמלוות לשנות הכספים 2008-2010 (המשך)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
	תמלוגים	760,930	1,133,878	1,234,745	951,599
042	תמלוגים ממפעלים עסקיים	241,050	340,198	75,754	
043	תמלוגים מאוצרות טבע	188,000	188,000	306,880	188,599
044	תמלוגים מחברות ממשלתיות	47,880	64,000	107,334	308,000
045	דיבידנדים מחברות ממשלתיות	284,000	541,680	744,777	455,000
	תקבולים שונים	2,093,000	2,088,004	1,586,035	2,687,037
046	החזר על חשבון תקציב שנים קודמות	100,000	100,000	120,985	27,913
047	הכנסות משירותים שונים	1,610,000	1,610,000	1,081,920	2,298,050
050	דמי שימוש בנכסים ממשלתיים	226,000	205,000	226,187	204,837
048	הכנסה מיועדת מעל האומדן	157,000	173,004	156,943	156,237
049	ריווחי בנק ישראל שמומשו				
	העברה מחלק ב'	44,607,028	45,677,403	25,300,823	18,735,631
	חלק ב': תקבולים ממילוות וחשבון הון	**91,092,617**	**91,318,481**	**81,031,455**	**85,040,464**
	החזר השקעות והלוואות הממשלה	5,331,305	5,710,112	8,338,082	5,330,000
051	גביית קרן בשקלים	5,174,005	5,404,100	6,879,152	5,300,000
053	גביית קרן במט"ח	57,300	74,400	256	30,000
076	הכנסות ממכירת קרקעות מדינה	100,000	231,612	1,458,674	
	הפרשות לפנסיה ולפיצויים	12,000	12,125	12,084	24,483
071	הפרשות יחידות משקיות			49	
072	הפרשות מפעלים עסקיים	9,000	9,125	9,219	10,306
073	הפרשות לפנסיה-חברות	3,000	3,000	2,816	14,177

תחזית התקבולים והמלוות לשנות הכספים 2008-2010 (המשך)

		הצעת התקציב לשנת 2010	הצעת התקציב לשנת 2009	ביצוע התקציב לשנת 2008	תקציב מקורי לשנת 2008
	הכנסות הון	500,000	298,000	1,751,563	4,032,000
075	הכנסה ממכירת חברות ובנקים	500,000	298,000	1,751,563	4,032,000
	מלוות בארץ	102,949,760	104,920,147	82,283,170	76,025,112
081	מילווה מהמוסד לביטוח לאומי	12,409,000	13,320,000	15,450,000	14,511,937
082	הכנסה מאמיסיות והפקדות	90,540,760	91,600,147	66,833,170	61,513,175
	מלוות ומענקים מחו"ל	26,906,580	26,055,500	13,947,379	18,364,500
900	מלווה עצמאות ופיתוח	4,300,000	4,100,000	4,074,620	4,100,000
901	בניכוי: הוצאות הפצה	-193,500	-184,500	-168,342	-220,000
	מלוות ומענקים מארה"ב:				
902	- ביטחון	9,900,080	8,640,000	10,037,296	10,384,500
904	- סיוע אזרחי				
907	- מילוות אחרים	12,900,000	13,500,000	3,805	4,100,000
908	הלוואות בנקאיות				
	העברה לחלק א'	-44,607,028	-45,677,403	-25,300,823	-18,735,631